As filed with the Securities and Exchange Commission on September 22, 2004
Registration No. 333-115543

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Amendment No. 1

to
Form S-4
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

AMH Holdings, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	3089 (Primary Standard Industrial Classification Code Number)	75-1872487 (I.R.S. Employer Identification Number)

3773 State Road

Cuyahoga Falls, Ohio 44223
(800) 257-4335
(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

D. Keith LaVanway

Associated Materials Incorporated
3773 State Road
Cuyahoga Falls, Ohio 44223
(800) 257-4335
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)

With copies to:

Jonathan E. Kahn, Esq.

White & Case LLP
1155 Avenue of the Americas
New York, New York 10036
(212) 819-8200

      Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

      If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:     ☐

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:     ☐

      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:     ☐

      The registrant will amend this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act or until this registration statement shall become effective on such date as the SEC, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 22, 2004

PROSPECTUS

AMH Holdings, Inc.

Offer to Exchange

Registered 11 1/4% Senior Discount Notes Due 2014
for up to
$446,000,000 Principal Amount at Maturity of
11 1/4% Senior Discount Notes Due 2012

       This prospectus and the accompanying letter of transmittal relate to the proposed offer by AMH Holdings, Inc. (“we,” “us” or “our company”) to exchange up to $446,000,000 in aggregate principal amount at maturity of our new 11 1/4% Senior Discount Notes due 2014 for a like aggregate principal amount at maturity of our issued and outstanding 11 1/4% Senior Discount Notes due 2014. In this prospectus, the term “outstanding notes” refers to the 11 1/4% senior discount notes due 2014 and the term “exchange notes” refers to the 11 1/4% senior discount notes due 2014, as registered under the Securities Act. We sometimes refer to the outstanding notes and the exchange notes collectively as the notes.

      Material terms of the exchange offer:

•	The terms of the exchange notes we will issue in the exchange offer will be substantially identical to the terms of the outstanding notes, except that transfer restrictions and registration rights relating to the outstanding notes will not apply to the exchange notes.

•	The exchange offer expires at 5:00 p.m., New York City time, , 2004, unless we extend it.

•	All outstanding notes that are validly tendered in the exchange offer and not withdrawn will be exchanged.

•	Tenders of outstanding notes may be withdrawn at any time before the expiration of the exchange offer.

•	Any outstanding notes not validly tendered will remain subject to existing transfer restrictions.

•	There is no public market for the notes. We do not intend to have the notes listed on any securities exchange or quoted on any quotation system.

•	The exchange of outstanding notes for exchange notes will not be a taxable transaction for U.S. federal income tax purposes, but you should see the discussion under the heading “Certain United States Federal Income Tax Considerations” on page 140 for more information.

•	We can amend or terminate the exchange offer.

•	We will not receive any proceeds from the exchange offer and we will pay the expenses of the exchange offer.

      Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes.

      The letter of transmittal relating to the exchange offer states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of up to 90 days after the consummation of the exchange offer, we will make this prospectus available to any broker-dealer, at such broker-dealer’s request, for use in connection with any such resale. See “Plan of Distribution.”

       Investing in the exchange notes involves risks. See “Risk Factors” beginning on page 13 of this prospectus for a discussion of certain factors that you should consider in connection with this exchange offer and an investment in the notes.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2004.

      YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON, OR OTHER PERSON TO GIVE ANY INFORMATION OR REPRESENT ANYTHING NOT CONTAINED IN THIS PROSPECTUS OR THE ACCOMPANYING LETTER OF TRANSMITTAL. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION. THIS PROSPECTUS AND THE ACCOMPANYING LETTER OF TRANSMITTAL DO NOT OFFER TO SELL OR ASK YOU TO BUY ANY SECURITIES IN ANY JURISDICTION WHERE IT IS UNLAWFUL. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR 11 1/4% SENIOR DISCOUNT NOTES DUE 2014.

NOTICE TO NEW HAMPSHIRE RESIDENTS

      NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES ANNOTATED, 1955, AS AMENDED, WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

i

MARKET DATA

      Market data and other statistical information used throughout this prospectus are based on independent industry publications, government publications, reports by market research firms or other published independent sources. Some data are also based on our good faith estimates, which are derived from our review of internal surveys, as well as the independent sources listed above. Industry reports referred to herein are from the most recently available industry study prepared by Pure Strategy in 2002 and other independent industry sources. Although we believe these sources are reliable, we have not independently verified the information.

      Alside® and Gentek® are our principal registered trademarks along with Revere®, which we lease from a third party.

ii

PROSPECTUS SUMMARY

      The following summary likely does not contain all of the information that is important to you. We encourage you to read this summary of material information together with the entire prospectus and the documents we have referred you to. As used herein, the “Company,” “we,” “us,” and “our” refer to AMH Holdings, Inc., or AMH, and its subsidiaries. AMH is a newly-formed holding company with no material assets or operations other than its ownership of the common stock of Associated Materials Holdings Inc., or Holdings, which has no material assets or operations other than its ownership of the common stock of Associated Materials Incorporated, or AMI. AMI conducts all of its operations though its Alside division and its subsidiary Gentek Holdings, Inc. AMH was formed to serve as the issuer of the outstanding notes. Except where otherwise provided, pro forma, as used in this prospectus, means giving effect to our acquisition of Gentek and the offering of the outstanding notes and the use of proceeds therefrom, each as more fully described herein. Accordingly, the historical financial information of AMH prior to the issuance of the outstanding notes referred to in this summary would be the same as that of AMI, except for references to the redeemable preferred stock, which would be the same as that of Holdings.

Company Overview

      We are a leading, vertically integrated manufacturer and North American distributor of exterior residential building products. Our core products are vinyl windows, vinyl siding, aluminum trim coil, aluminum and steel siding and accessories, and vinyl fencing, decking and railing. Vinyl windows and vinyl siding together comprise approximately 60% of our total net sales. These products are generally marketed under the Alside®, Revere® and Gentek® brand names and sold on a wholesale basis to more than 50,000 professional contractors engaged in home remodeling and new home construction principally through our network of North American supply centers. As of July 3, 2004, we had 125 supply centers. Approximately two-thirds of our products are sold to contractors engaged in the home repair and remodeling market with one-third sold to the new construction market. Our supply centers provide “one-stop” shopping to our contractor customers, carrying products, accessories and tools necessary to complete a vinyl window or siding project. In addition, the supply centers provide high quality product literature, product samples and installation training to our customers.

      We believe that the strength of our products and distribution network has developed strong brand loyalty and long-standing relationships with local contractors and has enabled us to gain market share over the last five years. Approximately 70% of our total net sales are generated through our network of supply centers, with the remainder sold to independent distributors and dealers. Due to our vertically integrated distribution strategy, innovative new product development and operational excellence, we have consistently generated sales growth in excess of industry averages. From 1998 to 2003, our Alside division grew its net sales from $357 million to $676 million. We believe that our historical investment in manufacturing and distribution capabilities and our initiatives to reduce costs and enhance operating efficiencies throughout our production, distribution and supply chain provide us with a strong platform for future growth and profitability.

      On August 29, 2003, we acquired all of the issued and outstanding shares of the capital stock of Gentek Holdings, Inc., the parent company of Gentek Building Products, Inc. and Gentek Building Products Limited, which we collectively refer to as “Gentek” throughout this prospectus. Gentek manufactures and distributes vinyl windows, vinyl siding, and aluminum and steel siding and accessories under the Revere® and Gentek® brand names. Gentek markets its products to professional contractors on a wholesale basis through 12 company-owned distribution centers in the mid-Atlantic region of the United States and 20 company-owned distribution centers in Canada, as well as approximately 200 independent distributors in the United States. We completed the acquisition to expand our presence in the independent distributor market channel, to capitalize on synergy opportunities related to the vertical integration of the metals products manufactured by Gentek and sold in our Alside supply centers, and to benefit from raw material savings from increased purchasing leverage. We intend to maintain a distinct separation of the Revere® and Gentek® brands from our Alside® brand by continuing to offer differentiated product, sales and marketing support.

The Transactions

      In connection with the offering of the outstanding notes we (1) redeemed all of AMH’s preferred stock, including accrued dividends, for a consideration of $177.8 million; (2) paid a dividend to AMH’s common stockholders of $57.7 million; and (3) paid certain members of our senior management a bonus of $14.5 million in recognition of their efforts with respect to the successful acquisition of Gentek, our performance since the April 2002 merger transaction, as well as the completion of the offering of the outstanding notes. For additional information on the April 2002 merger transaction with an affiliate of Harvest Partners, Inc., or Harvest Partners, and the acquisition of Gentek, please see “Business — Acquisitions and divestitures.” We refer to these transactions in this prospectus collectively as the “transactions.” Our corporate structure immediately following the transactions is as follows:

(1)	AMI’s senior credit facility is guaranteed by us and Holdings.

Our Sponsor

      Harvest Partners and its affiliates, control our board of directors. Harvest Partners, founded in 1981, is a private equity sponsor with approximately $1 billion of invested and committed capital. Harvest Partners, whose investments include Coveright Surfaces GmbH, Global Power Equipment Group Inc. (NYSE: GEG), Home Care Industries, Inc. and Home Care Supply, Inc., focuses on management buyouts and growth financings of profitable, middle-market specialty services, manufacturing and value-added distribution businesses, with a particular emphasis on multinational transactions. Harvest Partners has significant capital available through its managed funds, into which numerous United States and European industrial corporations and financial institutions have invested.

      AMH was incorporated in Delaware on February 19, 2004. Our principal executive offices are located at 3773 State Road, Cuyahoga Falls, Ohio 44223 and our telephone number there is (800) 257-4335. We maintain the following web site: www.associatedmaterials.com, which provides information about our company. Information contained on this web site, however, is not incorporated into or otherwise a part of this prospectus. AMI currently files periodic and other reports with the SEC. Subsequent to the exchange offer, AMH will be required to file periodic and other reports with the SEC. Information filed with the

SEC is available on the SEC website at http://www.sec.gov. Such information, however, is not incorporated into or otherwise a part of this prospectus.

Purpose of the Exchange Offer

      On March 4, 2004, we sold, through a private placement exempt from the registration requirements of the Securities Act, $446,000,000 of aggregate principal amount at maturity of our 11 1/4% Senior Discount Notes due 2014. We refer to these notes as “outstanding notes” in this prospectus.

      Simultaneously with the private placement, we entered into a registration rights agreement with the initial purchaser of the outstanding notes. Under the registration rights agreement, we are required to use our reasonable best efforts to cause a registration statement for substantially identical notes, which will be issued in exchange for the outstanding notes, to become effective within 210 days of issuance of the outstanding notes. You may exchange your outstanding notes for exchange notes in this exchange offer. You should read the discussion under the headings “— Summary of the exchange offer,” “The exchange offer” and “Description of the exchange notes” for further information regarding the exchange notes.

      We did not register the outstanding notes under the Securities Act or any state securities law, nor do we intend to after the exchange offer. As a result, the outstanding notes may only be transferred in limited circumstances under the securities laws. If the holders of the outstanding notes do not exchange their outstanding notes in the exchange offer, they lose their right to have the outstanding notes registered under the Securities Act, subject to certain limitations. Anyone who still holds outstanding notes after the exchange offer may be unable to resell their outstanding notes.

      However, we believe that holders of the exchange notes may resell the exchange notes without complying with the registration and prospectus delivery provisions of the Securities Act, if they meet certain conditions. You should read the discussion under the headings “— Summary of the exchange offer” and “The Exchange Offer” for further information regarding the exchange offer and resales of the exchange notes.

The Exchange Offer

      The following is a summary of the principal terms of the exchange offer. A more detailed description is contained in this prospectus under the section entitled “The Exchange Offer.”

The Exchange Offer	We are offering to exchange all of our outstanding notes for exchange notes. The terms of the exchange notes and outstanding notes are substantially identical in all respects, including principal amount at maturity, interest rate and maturity, except that the exchange notes are in general freely transferable and are not subject to any covenant regarding registration under the Securities Act. To be exchanged, an outstanding note must be properly tendered and accepted. Unless we terminate the exchange offer, all outstanding notes that are validly tendered and not validly withdrawn will be exchanged. We will issue the exchange notes promptly after the expiration of the exchange offer.

Expiration Date	The exchange offer will remain open for at least 30 days and will expire at 5:00 p.m., New York City time, on , 2004, unless we decide to extend this expiration date. In that case, the phrase “expiration date” will mean the latest date and time to which we extend the exchange offer.

Conditions to the Exchange Offer	We may terminate or amend the exchange offer if:

• any legal proceeding or government action materially impairs our ability to complete the exchange offer, or

• any SEC rule, regulation or interpretation materially impairs the exchange offer.

We may waive any or all of these conditions. At this time, there are no adverse proceedings, actions or developments pending or, to our knowledge, threatened, and no governmental approvals are necessary to complete the exchange offer. The exchange offer is not conditioned upon any minimum principal amount of outstanding notes tendered.

Withdrawal Rights	You may withdraw the tender of your outstanding notes at any time before the expiration date. Any outstanding notes not accepted by us for exchange for any reason will be returned to you at our expense as soon as practicable after withdrawal or termination of the exchange offer.

The Registration Rights Agreement	You have the right to exchange your outstanding notes for exchange notes with substantially identical terms. This exchange offer is being made to satisfy these rights. Except in limited circumstances described under “The Exchange Offer — Background and Purpose of the Exchange Offer,” after the exchange offer is complete, you will no longer be entitled to any exchange or registration rights with respect to your outstanding notes.

Resales of the Exchange Notes	We believe that the exchange notes issued in the exchange offer may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

• you are acquiring the exchange notes in the ordinary course of your business;

• you are not participating, do not intend to participate and have no arrangement or understanding with any person to participate in the distribution of the exchange notes; and

• you are not an “affiliate” of our company or any of our subsidiaries, as that term is defined in Rule 405 of the Securities Act. See “The Exchange Offer — Resale of the Exchange Notes.”

The SEC, however, has not considered this exchange offer in the context of a no-action letter, and we cannot be sure that the staff of the SEC would make the same determination with this exchange offer as it has in other circumstances. Furthermore, if you do not meet the above conditions, you may incur liability under the Securities Act. We do not assume, or indemnify you against, this liability.

Each broker-dealer that is issued exchange notes in the exchange offer for its own account in exchange for outstanding notes which were acquired by it as a result of market-making or other trading activities must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the exchange notes issued in the exchange offer. A broker-dealer may use this prospectus for an offer to resell, resale or other retransfer of the exchange notes issued to it in the exchange offer.

The exchange offer is not being made to, nor will we accept surrenders for exchange from, the following:

• holders of outstanding notes in any jurisdiction in which this exchange offer or the acceptance of the exchange offer would not be in compliance with the applicable securities or “blue sky” laws of that jurisdiction, and

• holders of outstanding notes who are “affiliates” of our company or any of our subsidiaries.

Procedures for Tendering	If you wish to tender outstanding notes, you must (a)(1) complete, sign and date the letter of transmittal, or a facsimile of it, according to its instructions and (2) send the letter of transmittal, together with your outstanding notes to be exchanged and other required documentation, to Wilmington Trust Company who is the exchange agent, at the address provided in the letter of transmittal; or (b) tender through DTC pursuant to DTC’s Automated Tender Offer Program, or ATOP system. The letter of transmittal or a valid agent’s message through ATOP must be received by Wilmington Trust Company by 5:00 p.m., New York City time, on the expiration date. See “The Exchange Offer — Procedures for Tendering,” and “— Book-Entry Tender.” By executing the letter of transmittal, you are representing to us that you are acquiring the exchange notes in the ordinary course of your business, that you are not participating, do not intend to participate and have no arrangement or understanding with any person to participate in the distribution of exchange notes, and that you are not an “affiliate” of ours. See “The Exchange Offer — Procedures for Tendering,” and “— Book-Entry Tender.”

Do not send letters of transmittal and certificates representing outstanding notes to us. Send these documents only to the exchange agent. See “The Exchange Offer — Procedures for Tendering” for more information.

Special Procedures for Beneficial Owners	If you are the beneficial owner of book-entry interests and your name does not appear on a security position listing of DTC as the holder of the book-entry interests or if you are a beneficial owner whose outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and you wish to tender your outstanding notes in the exchange offer, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf. If you are a beneficial owner and wish to tender on your own behalf, you must, before completing and executing the letter of transmittal and delivering your outstanding notes, either make appropriate arrangements to register ownership of the outstanding notes in your name or obtain a properly completed bond power from the registered holder. See “The Exchange Offer — Procedure if the Outstanding Notes Are Not Registered in Your Name,” and “— Beneficial Owner Instructions to Holders of Outstanding Notes.”

The transfer of registered ownership may take considerable time and may not be possible to complete before the expiration date.

Guaranteed Delivery Procedures	If you wish to tender your outstanding notes and the certificates for your outstanding notes are not immediately available, time will not permit your outstanding notes or other required documents to reach the exchange agent on or prior to the expiration date, or you cannot complete the procedures for delivery by book-entry transfer on time, then before the expiration date you may tender your outstanding notes as described in this prospectus under the heading “The Exchange Offer — Guaranteed Delivery Procedures.”

Failure to Tender Outstanding Notes	If you are eligible to participate in the exchange offer and you do not tender your outstanding notes, you will not have any further registration or exchange rights and your outstanding notes will continue to have restrictions on transfer. Outstanding notes may not be offered or sold, unless registered under the Securities Act and applicable state securities laws or under an exemption from the Securities Act and applicable state securities laws. We do not currently plan to register the outstanding notes under the Securities Act after the completion of the exchange offer.

Accordingly, the liquidity of the market for the outstanding notes could be adversely affected.

In addition, after the consummation of the exchange offer, it is anticipated that the outstanding principal amount at maturity of the outstanding notes available for trading will be significantly reduced. The reduced float will adversely affect the liquidity and market price of the outstanding notes. A smaller outstanding principal amount at maturity of notes available for trading may also tend to make the price more volatile.

Acceptance of Outstanding Notes and Delivery of Exchange Notes	In general, we will accept any and all outstanding notes that are properly tendered in the exchange offer and not withdrawn before 5:00 p.m., New York City time, on the expiration date. The exchange offer will be considered consummated when we, as soon as practicable after the expiration date, accept for exchange the outstanding notes tendered, deliver them to the trustee for cancellation and issue the exchange notes. We will deliver the exchange notes as soon as practicable after the expiration date. Any outstanding notes not accepted by us for exchange for any reason will be returned to you at our expense promptly after the expiration or termination of the exchange offer.

Interest on the Outstanding Notes	Interest will not be paid on outstanding notes that are tendered and accepted for exchange in the exchange offer.

Listing of the Exchange Notes	We do not intend to have the outstanding notes or the exchange notes listed on any securities exchange or arrange for quotation on any automated dealer quotation system.

Federal Income Tax Considerations	We believe that the exchange of outstanding notes for exchange notes generally will not be a taxable event for United States federal income tax purposes. Please see “Certain U.S. Federal Income Tax Considerations” for more information.

Appraisal Rights	You do not have any appraisal or dissenters’ rights in connection with this exchange offer.

Use of Proceeds	We will not receive any proceeds from the issuance of the exchange notes in the exchange offer.

Fees and Expenses	We will pay all of the expenses incident to the exchange offer.

Exchange Agent	Wilmington Trust Company is serving as the exchange agent in connection with the exchange offer.

      Please review the information in the section captioned “The Exchange Offer” for more detailed information concerning the exchange offer.

The Exchange Notes

      The form and terms of the exchange notes are the same as the form and terms of the outstanding notes, except that the exchange notes will be registered under the Securities Act. As a result, the exchange notes will not bear legends restricting their transfer and will not contain the registration rights and liquidated damage provisions contained in the outstanding notes. The exchange notes represent the same debt as the outstanding notes. The outstanding notes and the exchange notes are governed by the same indenture and together are considered a “series” of securities under that indenture.

Issuer	AMH Holdings, Inc.

Notes Offered	We are offering up to a total of $446 million in aggregate principal amount at maturity of our 11 1/4% Senior Discount Notes due 2014, which have been registered under the Securities Act. The exchange notes will evidence the same debt as the outstanding notes and will be issued under, and entitled to the benefits of, the same indenture. The terms of the exchange notes are the same as the terms of the outstanding notes in all material respects except that the exchange notes:

• have been registered under the Securities Act;

• bear a different CUSIP number from the outstanding notes;

• do not include rights to registration under the Securities Act; and

• do not contain transfer restrictions applicable to the outstanding notes.

Maturity Date	March 1, 2014.

Interest	The notes accrete at the rate of 11 1/4% per annum, compounded semiannually on March 1 and September 1 of each year, to, but not including, March 1, 2009. From and after March 1, 2009, cash interest on the notes will accrue at the rate of 11 1/4% per annum, and will be payable semiannually in arrears on March 1 and September 1, commencing on September 1, 2009, until maturity.

Mandatory Redemption	There is no mandatory redemption or sinking fund payment with respect to the exchange notes.

Optional Redemption	We cannot redeem the exchange notes, in whole or in part, until March 1, 2009, except as provided below in connection with an equity offering or as provided below in “Optional redemption upon a change of control.” Thereafter we may redeem the exchange notes, in whole or part, at any time on or after March 1, 2009 at the redemption prices set forth in “Description of the notes — Optional redemption,” plus accrued and unpaid interest.

In addition, prior to March 1, 2007, we may redeem up to 35% of the aggregate principal amount at maturity of the exchange notes with the proceeds of qualified equity offerings at a redemption price equal to 111.25% of the accreted value, plus accrued and unpaid interest, provided that at least 65% of the original aggregate principal amount at maturity of the exchange notes remains outstanding after the redemption.

Optional Redemption upon a Change of Control	We can choose to redeem all, but not less than all, the exchange notes upon the occurrence of a change of control on the dates and at the redemption prices set forth in “Description of the notes — Redemption upon a change of control,” provided that such redemption occurs within 90 days of the occurrence of such change of control.

Change of Control	Upon the occurrence of a change of control, you will have the right, as a holder of exchange notes, to require us to repurchase all or a portion of your exchange notes at a repurchase price equal to 101% of their accreted value, plus accrued and unpaid interest, if any, to the date of repurchase. We may not have sufficient funds, or the terms of its other debt may prevent us from purchasing the exchange notes upon a change of control. See “Description of the notes — Change of control.”

Ranking	The exchange notes will be our unsecured senior obligations and will:

• rank equally in right of payment with AMH’s existing and future unsecured senior indebtedness;

• rank senior in right of payment to any of AMH’s future indebtedness that is expressly subordinated to the exchange notes;

• be effectively subordinated in right of payment to AMH’s existing and future secured debt to the extent of the value of the assets securing such debt; and

• be structurally subordinated to all obligations of each of our existing and future subsidiaries, including AMI.

As of July 3, 2004, the exchange notes were structurally subordinated to AMI’s $331.2 million of outstanding debt and $227.0 million of other liabilities. In addition, $37.6 million of senior debt was available for borrowing under AMI’s senior credit facility.

Restrictive Covenants	The indenture governing the exchange notes will contain covenants that will limit our ability and the ability of our subsidiaries to, among other things:

• incur additional indebtedness;

• make certain restricted payments;

• pay dividends or make other distributions or repurchase or redeem our stock;

• make investments;

• sell assets;

• incur liens (except with respect to our subsidiaries);

• issue capital stock of restricted subsidiaries;

• enter into agreements restricting our subsidiaries’ ability to pay dividends;

• enter into sale/leaseback transactions;

• enter into transactions with affiliates; and

• consolidate, merge or sell all or substantially all of our assets.

These covenants are subject to important exceptions and qualifications, which are described under the heading “Description of the notes” in this prospectus.

Risk Factors

      See “Risk Factors” for a discussion of the factors you should carefully consider before deciding to invest in the exchange notes.

Summary Consolidated Financial Data

      AMH was incorporated in February 2004 and it conducts all of its business through AMI, its indirect wholly-owned subsidiary. AMH is a holding company which has no material assets or operations other than its ownership of the common stock of Holdings, which has no material assets or operations other than its ownership of the common stock of AMI. On March 4, 2004, stockholders and option holders of Holdings became stockholders and option holders of AMH pursuant to the terms of a restructuring agreement. Additionally, on March 4, 2004, AMH completed the offering of the outstanding notes. Accordingly, the historical consolidated financial statements of AMI prior to the issuance of the outstanding notes have become the historical consolidated financial statements of AMH. As a result, the historical results and financial data as presented in this summary as of and for all periods prior to the issuance of the outstanding notes would be the same as that of AMI, except for references to the redeemable preferred stock, which would be the same as that of Holdings.

      The following table presents summary historical financial data for each of the three years ended January 3, 2004, which have been derived from our audited consolidated financial statements included elsewhere in this prospectus. In addition, the following table presents summary historical financial data for the six months ended July 3, 2004, which have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The table also presents summary historical financial results of operations for the six months ended June 28, 2003, which have been derived from our unaudited financial statements included elsewhere in this prospectus. The historical balance sheet data as of June 28, 2003 has been derived from our unaudited financial statements and is not included in this prospectus.

      Our 2003 results of operations include the results of Gentek subsequent to its acquisition, which was completed on August 29, 2003. Prior to the date of the April 2002 merger transaction, our 2002 results of operations are presented as the results of the Predecessor. The results of operations, including the April 2002 merger transaction and results thereafter, are presented as the results of the Successor. In addition, we completed the sale of our AmerCable division on June 24, 2002. AmerCable’s results through April 18, 2002 are included in the results of continuing operations of the Predecessor. Subsequent to April 18, 2002, AmerCable’s results are presented as discontinued operations of the Successor as it was the Successor’s decision to divest this division. For additional information on the acquisition of Gentek, the April 2002 merger transaction and the divestment of our AmerCable division, please see “Business — Acquisitions and divestitures.”

      Also included are unaudited summary pro forma statement of operations data for the year ended January 3, 2004 and the six months ended July 3, 2004. The pro forma statements of operations have been prepared assuming the acquisition of Gentek and the offering and the use of proceeds therefrom had occurred on January 1, 2003. The summary pro forma data does not purport to represent what our results would have been if the acquisition of Gentek and the offering and the use of proceeds therefrom had occurred on the dates indicated, nor does this data purport to represent the results of operations as of any future date or for any future period. The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable.

      The summary historical financial data should be read in conjunction with “Capitalization,” “Selected historical consolidated financial data,” “Unaudited pro forma condensed consolidated financial data,” “Management’s discussion and analysis of financial condition and results of operations” and historical financial statements, related notes and other financial information included elsewhere in this prospectus. The historical results do not necessarily indicate results expected for any future period.

													Pro Forma
			108 Days	257 Days		Year		Pro Forma	Six Months		Six Months		Six Months
	Year Ended		Ended	Ended		Ended		Year Ended	Ended		Ended		Ended
	December 31,		April 18,	December 31,		January 3,		January 3,	June 28,		July 3,		July 3,
	2001		2002	2002		2004		2004(a)	2003		2004		2004(a)

	Predecessor		Predecessor

	(In thousands)
Income Statement Data:
Net sales	$595,819		$180,230	$449,324		$779,836		$969,876	$291,307		$505,923		$505,923
Cost of sales	425,366		130,351	317,077		561,525		714,884	206,339		372,243		372,243

Gross profit	170,453		49,879	132,247		218,311		254,992	84,968		133,680		133,680
Selling, general and administrative expense	119,945		43,272	86,097		149,571		194,623	65,014		107,932		93,434

Income from operations	50,508		6,607	46,150		68,740		60,369	19,954		25,748		40,246
Interest expense, net	6,795		2,068	16,850		27,369		56,878	10,921		22,206		28,959
Net income (loss)	25,412		(5,757)	12,184		24,531		(1,722)	5,284		1,041		5,047
Other Data:
Depreciation and amortization	$10,919		$3,969	$7,169		$16,115		$21,804	$5,512		$10,243		$10,243
Capital expenditures	15,022		3,817	8,938		12,689		15,992	5,841		12,196		12,196
Ratio of earnings to fixed charges(b)	4.1	x	—	1.6	x	1.7	x	1.0x	1.4	x	1.1	x	1.3	x
Cash provided by (used in) operating activities	43,989		(18,258)	42,577		55,976		—	(4,257)		(29,768)		—
Cash used in investing activities	(9,861)		(3,597)	(346,993)		(123,510)		—	(5,841)		(12,196)		—
Cash provided by (used in) financing activities	(21,138)		(245)	311,745		58,738		—	(908)		40,329		—
Balance Sheet Data:
Cash and cash equivalents	$28,869			$13,022		$4,282			$2,016		$2,689
Working capital	110,632			88,546		113,698			93,291		164,965
Goodwill	—			197,461		230,283			197,461		230,411
Other intangibles	—			103,690		116,136			102,566		114,497
Total assets	258,660			565,537		718,633			580,668		800,635
Total debt	75,000			242,408		305,000			241,500		599,028
Stockholders’ equity (deficit)	102,675			20,781		36,055			19,903		(25,429)
Cumulative redeemable preferred stock	—			156,988		169,914			163,150		—

(a)	The unaudited summary pro forma statement of operations for the year ended January 3, 2004 and for the six-months ended July 3, 2004 have been presented as if the Gentek acquisition and the offering of the outstanding notes and the use of proceeds therefrom, occurred as of the beginning of 2003.

(b)	The deficiency in the ratio of earnings to fixed charges is approximately $4.8 million for the one hundred eight days ended April 18, 2002.

RISK FACTORS

      You should consider carefully the information set forth in this section along with all the other information provided to you in this prospectus before tendering your outstanding notes for exchange notes in the exchange offer.

Risks Relating to the Notes

Our substantial level of indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations on the notes.

      We currently have a substantial amount of indebtedness. As of July 3, 2004, our total consolidated debt was approximately $599.0 million and interest expense for the six months ended July 3, 2004 on a pro forma basis after giving effect to the offering of the outstanding notes and the use of proceeds therefrom and the acquisition of Gentek would have been approximately $29.0 million. Approximately $166.2 million of such debt is variable rate debt and the effect of a 1% increase or decrease in interest rates would increase or decrease such total interest expense for the six month period by approximately $0.8 million. Our substantial level of indebtedness could have important consequences to you, including the following:

•	Our ability to satisfy our obligations with respect to the notes may be made more difficult;

•	Our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired;

•	We must use a substantial portion of our cash flow from operations to pay interest and principal on our debt, which will reduce the funds available to us for other purposes such as potential acquisitions and capital expenditures;

•	We are exposed to fluctuations in interest rates, because the AMI senior credit facility has a variable rate of interest;

•	We have a higher level of indebtedness than some of our competitors, which may put us at a competitive disadvantage and reduce our flexibility in planning for, or responding to, changing industry conditions, including increased competition;

•	We are vulnerable to general economic downturns and adverse developments in our business; and

•	Our failure to comply with covenants in the AMI senior credit facility, the indenture governing the 9 3/4% notes and the indenture governing the notes, some of which require us to maintain specified financial ratios and limit our ability to incur additional debt and sell assets, could result in an event of default that, if not cured or waived, could harm our business or prospects and could result in bankruptcy.

      We expect to pay our expenses, the accreted value and interest on the notes, and the principal and interest on the 9 3/4% notes, the AMI senior credit facility and other debt from cash flow from operations. Our ability to meet expenses depends on future performance, which will be affected by financial, business, economic and other factors. We will not be able to control many of these factors, such as economic conditions in the markets in which we operate and pressure from competitors. We cannot be certain that cash flow will be sufficient to allow us to pay principal and interest on our debt, including the accreted value and interest on the notes, and meet our other obligations. If we do not have enough money, we may be required to refinance all or part of our existing debt, including the notes, sell assets or borrow more money. We may not be able to refinance on acceptable terms, if at all. In addition, the terms of existing or future debt agreements, including the notes, may restrict us from pursuing any of these alternatives. The failure to generate sufficient cash flow or to achieve such alternative financing could significantly and adversely affect the value of the notes.

AMH is the sole obligor under the notes. Its subsidiaries, including AMI, do not guarantee AMH’s obligations under the notes and do not have any obligation with respect to the notes; the notes are structurally subordinated to the debt and liabilities of AMH’s subsidiaries including AMI and are effectively subordinated to any of our existing and future secured debt to the extent of the value of the assets secured by such debt.

      AMH has no operations of its own and derives all of its revenues and cash flow from its subsidiaries. AMH’s subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay amounts due under the notes or to make any funds available to pay those amounts, whether by dividend, distribution, loan or other payments.

      The notes are structurally subordinated to all debt and liabilities, including trade payables, of AMH’s subsidiaries, including AMI, and are effectively subordinated to any of our existing and future secured debt to the extent of the value of the assets secured by such debt. You are only entitled to participate with all other holders of AMH’s indebtedness and liabilities in the assets of AMH’s subsidiaries remaining after AMH’s subsidiaries have paid all of their debt and liabilities. AMH’s subsidiaries may not have sufficient funds or assets to permit payments to AMH in amounts sufficient to permit AMH to pay all or any portion of its indebtedness and other obligations, including its obligations on the notes. As of July 3, 2004, the aggregate debt of AMH equaled $599.0 million, excluding the aggregate amount of trade payables, accrued liabilities and other balance sheet liabilities (other than debt), which equaled $227.0 million. In addition, on July 3, 2004, AMI had outstanding borrowings on the revolving portion of the AMI senior credit facility totaling $26.2 million and letters of credit outstanding in an amount of $6.2 million which resulted in a reduction of borrowing capacity to $37.6 million under the revolving portion of the AMI senior credit facility.

We will be able to incur more indebtedness and the risks associated with our substantial leverage, including our ability to service our indebtedness, will increase.

      The indentures relating to the notes, the 9 3/4% notes and the credit agreement governing AMI’s senior credit facility will permit us and/or our subsidiaries, subject to specified conditions, to incur additional indebtedness, including secured indebtedness, under certain circumstances. See “Description of the notes” and “Description of indebtedness.” If we incur additional debt, the risks associated with our substantial leverage, including our ability to service our debt, would increase. If we incur any secured debt in the future, holders of this secured debt will have claims that are prior to your claims as holders of the notes to the extent of the value of the assets securing that other debt. In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to us, holders of secured debt will have a prior claim to the assets that constitute their collateral.

All of our assets are owned, and all of our net sales are generated, by our subsidiaries. Our ability to repay the notes depends on the performance of our subsidiaries. AMH may not have access to the cash flow and other assets of its subsidiaries that may be needed to make payments on the notes.

      AMH’s operations are conducted through its subsidiaries and its ability to make payment on the notes is dependent on the earnings and the distribution of funds from its subsidiaries. However, none of its subsidiaries is obligated to make funds available to AMH for payment on the notes. In addition, the terms of the indenture governing AMI’s existing 9 3/4% notes and senior credit facility significantly restrict AMI and its subsidiaries from paying dividends and otherwise transferring assets to AMH. From and after March 1, 2009, cash interest on the notes will accrue at the rate of 11 1/4% per annum, and will be payable semi-annually. AMH’s subsidiaries are permitted under the terms of the AMI senior credit facility and other indebtedness (including under the indenture governing the 9 3/4% notes) to incur additional indebtedness that may severely restrict or prohibit the making of distributions, the payment of dividends or the making of loans by such subsidiaries to AMH.

      Our subsidiaries may not be able to maintain a level of cash flow from operating activities sufficient to permit them and us to pay the principal, premium, if any, and interest on their and our indebtedness, including the notes. The agreements governing the current and future indebtedness of AMH’s subsidiaries may not permit AMH’s subsidiaries to provide AMH with sufficient dividends, distributions or loans to fund scheduled interest and principal payments on the notes when due. See “Description of indebtedness.”

The indenture for the notes and certain of our other agreements regarding our indebtedness may impose significant operating and financial restrictions on us, which may prevent us from capitalizing on business opportunities and taking some corporate actions.

      The indenture for the notes and certain of our other agreements regarding our indebtedness impose, and the terms of any future debt may impose, significant operating and financial restrictions on us. These restrictions, among other things, limit our ability and that of our subsidiaries to:

•	incur or guarantee additional indebtedness;

•	pay dividends or make other distributions;

•	repurchase stock;

•	make investments;

•	sell or otherwise dispose of assets including capital stock of subsidiaries;

•	create liens (except with respect to our subsidiaries);

•	enter into agreements restricting our subsidiaries’ ability to pay dividends;

•	enter into transactions with affiliates; and

•	consolidate, merge or sell all of our assets.

      These covenants may adversely affect our ability to finance future operations or capital needs to pursue available business opportunities.

      In addition, the AMI senior credit facility requires us to maintain specified financial ratios. These covenants may adversely affect our ability to finance our future operations, meet our capital needs, pursue available business opportunities, limit the ability to plan for or react to market conditions or otherwise restrict activities or business plans. A breach of any of these covenants or inability to maintain the required financial ratios could result in a default in respect of the related indebtedness. If a default occurs, the relevant lenders could elect to declare the indebtedness, together with accrued interest and other fees, to be immediately due and payable and proceed against any collateral securing that indebtedness. As of July 3, 2004, AMI was in compliance with its covenants under its senior credit facility.

We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture governing the notes.

      Upon a change of control, subject to certain conditions, each holder of the notes may require us to repurchase all or a portion of the outstanding notes at 101% of the accreted value amount thereof, plus accrued and unpaid interest to the date of repurchase.

      The source of funds for that purchase of notes will be our available cash or cash generated from our subsidiaries’ operations or other sources, including borrowings, sales of assets or sales of equity. In addition, the terms of the AMI senior credit facility and the indenture governing the 9 3/4% notes limit our ability to purchase your notes. Our future debt agreements may contain similar restrictions and provisions. If the holders of the notes exercise their right to require us to repurchase all of the notes upon a change of control, the financial effect of this repurchase could cause a default under our other indebtedness, even if the change of control itself would not cause a default. Accordingly, it is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of notes or that restrictions in the indenture governing the notes, the AMI senior credit facility and the indenture governing the 9 3/4% notes will not allow such repurchases. See “Description of the notes — Change of control” and “Description of indebtedness — Senior credit facility” for additional information.

If our subsidiaries fail to meet their payment or other obligations under the AMI credit agreement, the lenders under the AMI credit agreement could foreclose on, and acquire control of, substantially all of our assets.

      The lenders under the AMI senior credit facility have a pledge of all of the equity interests of our existing domestic subsidiaries and any future domestic subsidiaries and the equity interest of our existing foreign subsidiary and any of our future foreign subsidiaries that are held directly by us or our domestic subsidiaries (but not to exceed in most cases 65% of the voting stock of such foreign subsidiaries). Additionally, these lenders generally will have a lien on substantially all of our subsidiaries’ accounts receivable, cash, general intangibles, investment property and future acquired material property of our subsidiaries. As a result of these pledges and liens, if our subsidiaries fail to meet their payment or other obligations under the AMI senior credit facility, the lenders under the credit agreement would be entitled to foreclose on substantially all of our assets and liquidate these assets. Under those circumstances, we may not have sufficient funds to pay principal, premium, if any, and interest on the notes. As a result, the holders of the notes being offered in this exchange offer may lose a portion of or the entire value of their investment. For additional information, please see “Additional indebtedness.”

Federal and state statutes allow courts, under specific circumstances, to void the notes and require noteholders to return payments received from us.

      Under the federal bankruptcy laws and comparable provisions of state fraudulent transfer laws, the notes could be voided, or claims in respect of the notes could be subordinated to all of our other debts if the issuance of the notes was found to have been made for less than the reasonable equivalent value and we, at the time we incurred the indebtedness evidenced by the notes:

•	were insolvent or rendered insolvent by reason of such indebtedness; or

•	were engaged in, or about to engage in, a business or transaction for which our remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that we would incur, debts beyond our ability to pay such debts as they mature.

      In addition, any payment by us pursuant to the notes made at the time we were found to be insolvent could be voided and required to be returned to us, or to a fund for the benefit of our creditors, if such payment is made to an insider within a one year period prior to the bankruptcy filing or within 90 days for any outside party and such payment would give the creditors more than such creditors would have received in a distribution under Chapter 7 of Title 11 of the United States Code.

      The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, we would be considered insolvent if:

•	the sum of our debts, including contingent liabilities, were greater than the fair saleable value of all our assets;

•	if the present fair saleable value of our assets were less than the amount that would be required to pay our probable liability on existing debts, including contingent liabilities, as they become absolute and mature, or

•	we could not pay our debts as they become due.

      On the basis of historical financial information, recent operating history and other factors, we believe that, subsequent to incurring the indebtedness in the offering of our outstanding notes and the application of the proceeds therefrom, we are not insolvent, do not have unreasonably small capital for the business in which we are engaged and have not incurred debts beyond our ability to pay such debts as they mature. There can be no assurance, however, as to what standard a court would apply in making such determinations or that a court would agree with our conclusions in this regard.

Risks Relating to the Exchange Notes

If you exchange your outstanding notes, you may not be able to resell the exchange notes you receive in the exchange offer without registering them and delivering a prospectus.

      You may not be able to resell exchange notes you receive in the exchange offer without registering those exchange notes or delivering a prospectus. Based on interpretations by the SEC in no-action letters, we believe, with respect to exchange notes issued in the exchange offer, that:

•	holders who are not our “affiliates” as defined in Rule 405 of the Securities Act;

•	holders who acquire their exchange notes in the ordinary course of business; and

•	holders who are not engaged in and do not intend to engage in, or have arrangement or understanding with any person to participate in any manner, in the distribution of the exchange notes;

do not have to comply with the registration and prospectus delivery requirements of the Securities Act.

      Holders described in the preceding sentence must tell us in writing at our request that they meet these criteria. Holders that do not meet these criteria could not rely on interpretations of the SEC in no-action letters, and would have to register the exchange notes they receive in the exchange offer and deliver a prospectus for them. In addition, holders that are broker-dealers may be deemed “underwriters” within the meaning of the Securities Act in connection with any resale of exchange notes acquired in the exchange offer. Holders that are broker-dealers must acknowledge that they acquired their exchange notes in market-making activities or other trading activities and must deliver a prospectus when they resell exchange notes they acquire in the exchange offer in order not to be deemed an underwriter.

If an active trading market does not develop for the exchange notes, you may not be able to resell them.

      Although holders of exchange notes who are not our “affiliates” within the meaning of the Securities Act may resell or otherwise transfer their exchange notes without compliance with the registration requirements of the Securities Act, there is currently no existing market for the exchange notes. If no active trading market develops, you may not be able to resell your exchange notes at their fair market value or at all. Future trading prices of the exchange notes will depend on many factors, including, among other things, our ability to effect this exchange offer, prevailing interest rates, our operating results and the market for similar securities. We have been informed by the initial purchaser of the outstanding notes, that it intends to make a market in the exchange notes and the outstanding notes. However, it may cease its market-making at any time without notice. In addition, any market-making activity may be subject to the limits imposed by the Securities Act and the Exchange Act, and may be limited during the exchange offer or the pendency of the applicable registration statement. There has also been no public market for the outstanding notes. To the extent that outstanding notes are tendered and accepted in the exchange offer, the market for the remaining untendered outstanding notes could be adversely affected. See “The Exchange Offer — Consequences of Failure to Exchange.”

      Historically, the market for non-investment grade debt has been subject to disruptions that have caused volatility in trading prices and market liquidity. It is possible that the market for the exchange notes will be subject to disruptions. Any disruptions may have a negative effect on noteholders, regardless of our prospects and financial performance.

Your outstanding notes will not be accepted for exchange if you fail to follow the exchange offer procedures.

      We will issue the exchange notes pursuant to this exchange offer only after a timely receipt of your outstanding notes, a properly completed and duly executed letter of transmittal and all other required documents. Therefore, if you want to tender your outstanding notes, please allow sufficient time to ensure timely delivery. If we do not receive your outstanding notes, letter of transmittal and other required documents by the expiration date of the exchange offer, we will not accept your outstanding notes for exchange. We are under no duty to give notification of defects or irregularities with respect to the tenders of outstanding notes for exchange. If there are defects or irregularities with respect to your tender of outstanding notes, we will not accept your outstanding notes for exchange.

Risks Related to Our Business

The exterior residential building products industry is cyclical and a downturn in the industry or the economy could negatively affect our business, operating results and the value of the notes.

      The exterior residential building products industry is cyclical and is significantly affected by changes in national and local economic and other conditions such as employment levels, migration trends, availability of financing, interest rates and consumer confidence. These factors can negatively affect the demand for and pricing of our products. A prolonged recession affecting the residential construction industry could also adversely impact our financial performance. The occurrence or continuation of any of the above items, many of which are outside our control, and the items described below could have a negative impact on our business and adversely affect the value of the notes.

Increases in interest rates and the reduced availability of financing for home improvements may cause sales and profitability to decrease.

      In general, demand for home improvement products is adversely affected by increases in interest rates and the reduced availability of financing. If interest rates increase, and consequently, the ability of prospective buyers to finance purchases of home improvement products and invest in new real estate is adversely affected, our financial performance may also be adversely impacted and the impact may be material.

We have substantial fixed costs and, as a result, operating income is sensitive to changes in net sales.

      We operate with significant operating and financial leverage. Significant portions of our manufacturing, selling, general and administrative expenses are fixed costs that neither increase nor decrease proportionately with sales. As a result, a decline in our net sales could result in a higher percentage decline in our income from operations.

We could face potential product liability claims relating to products we manufacture or distribute.

      We face a business risk of exposure to product liability claims in the event that the use of our products is alleged to have resulted in injury or other adverse effects. We currently maintain product liability insurance coverage, but we may not be able to obtain such insurance on acceptable terms in the future, if at all, or any such insurance may not provide adequate coverage against potential claims. Product liability claims can be expensive to defend and can divert management and other personnel for months or years regardless of the ultimate outcome. An unsuccessful product liability defense could have a material adverse effect on our business, financial condition, results of operations or business prospects or ability to make payments on the notes when due.

We remain subject to risks of realizing synergies from our Gentek acquisition.

      The scale of our business has increased significantly through our Gentek acquisition. We believe that the Gentek acquisition will provide us with synergy opportunities of approximately $11 million. The Company has implemented many of the actions necessary to drive these opportunities and expects to realize approximately $6 million of the benefits in 2004 with the remainder expected in 2005. The successful realization of operational synergies will depend on a number of factors, many of which are beyond our control. We may be unable to realize synergies from the Gentek acquisition and integrate its workforce, management, network and systems. We may encounter other difficulties in realizing synergies of these operations, such as the diversion of our management’s attention from our daily operations, which could result in a delay in the achievement of or a decrease in the anticipated economies of scale and other operating benefits and, therefore, our future revenues and profitability. If we do not successfully integrate our operations, this could have a material adverse effect on our financial condition, results of operations and liquidity.

We have significant goodwill and other intangible assets.

      We have accounted for the April 2002 merger transaction and the acquisition of Gentek using the purchase method of accounting. The purchase price has been allocated to assets and liabilities based on the fair values of the assets acquired and the liabilities assumed. The excess of cost over fair value of the new identifiable assets acquired has been recorded as goodwill. These purchase price allocations have been made based upon valuations and other studies. As a result of these transactions, and pending the results of the final valuation from the Gentek acquisition, as of July 3, 2004, we have approximately $114.5 million of other intangible assets and $230.4 million of goodwill. The Gentek purchase price allocation is preliminary, based on facts currently known to us and is subject to adjustment as the final valuation for the fair value of the warranty liability related to certain steel siding has not been completed. As a result, the actual allocation is subject to completion and therefore may differ from the amounts included herein and such differences may be material. Given the significant amount of goodwill and other intangible assets, any future impairment of the goodwill and other intangible assets recorded could have an adverse effect on our financial condition and results of operations.

We are controlled by affiliates of Harvest Partners, Inc., whose interests may be different than other investors.

      By reason of Harvest Partners and its affiliates’ ownership of AMH and the ability of Harvest Partners and its affiliates, pursuant to a stockholders agreement among the stockholders of AMH, to designate a majority of the members of the board of directors of AMH, Harvest Partners will control actions to be taken by our board of directors, including amendments to our certificate of incorporation and by-laws and approval of significant corporate transactions, including mergers and sales of substantially all of our assets. The interests of Harvest Partners and its affiliates interests may be materially different than other investors in us. For example, Harvest Partners may cause us to pursue a growth strategy, which could impact our ability to make payments under the indenture governing the notes or cause a change of control. In addition, to the extent permitted by the agreements governing our indebtedness, Harvest Partners may cause us to pay dividends rather than make capital expenditures.

Foreign currency exchange rate fluctuations could adversely affect our business and results of operations.

      We are exposed to foreign exchange rate fluctuations as the financial results of our Canadian subsidiary are translated into U.S. dollars on consolidation. Our revenues derived from our Canadian operations accounted for approximately 14% of our pro forma net sales for the year ended January 3, 2004, and this percentage could increase over time. A material movement in the levels of foreign currency exchange rates in favor of (or against) the Canadian dollar would have an adverse effect on our results of operations. Currently, we do not hedge against currency exchange rate fluctuations. Should the foreign exchange rates change to levels different than we anticipate, our business, financial condition and results of operations may be materially adversely affected.

We may have inadequate warranty reserves.

      Consistent with industry practice, we provide to homeowners limited warranties on certain products. Warranties are extended for varying lengths of time, from the date of purchase up to and including lifetime. Warranties cover product failures such as stress cracks and seal failure for windows and fading and peeling for siding products, as well as manufacturing defects. Liabilities for future warranty costs are provided for annually based on management’s estimates of such future costs, which are based on historical trends and sales of products to which such costs relate. To the extent that our estimates are inaccurate and we do not have adequate warranty reserves, our liability for warranty payments could have a material adverse effect on our financial condition and results of operations.

Changes in raw material costs and availability can adversely affect our profit margin.

      Our principal raw materials, which are vinyl resin, aluminum and steel, have historically been subject to price changes. Through price increases to our customers, we have historically been able to pass on significant raw material cost increases. The results of operations for individual quarters can and have been negatively impacted by a delay between the time of raw material cost increases and price increases in our products. While we expect that any significant cost increases in raw materials will be offset by price increases to our customers, we may not be able to pass on any future price increases. Additionally, we rely on our suppliers for deliveries of raw materials. If any of our suppliers were unable to deliver raw materials to us for an extended period of time, we may not be able to meet our raw material requirements through other raw material suppliers without incurring a material adverse impact on our operations.

Since our products are intended for exterior use, our quarterly results are affected by weather conditions.

      Because most of our building products are intended for exterior use, sales tend to be lower during periods of inclement weather. Weather conditions in the first quarter of each calendar year usually result in that quarter producing significantly less sales revenue than in any other period of the year. Consequently, we have historically had small profits or losses in the first quarter and reduced profits from operations in the fourth quarter of each calendar year.

We face competition from other vinyl building product manufacturers and alternative building materials.

      We face competition in the building products market from Owens Corning, which engages in both manufacturing and distribution, as well as from other large and small manufacturers and distributors of building products. Some of these companies are larger and have greater financial resources than we do. Additionally, our products face competition from alternative materials: wood and aluminum in the window market, and wood, masonry and fiber cement in the siding market. An increase in competition from other building product manufacturers and alternative building materials may adversely impact our business and financial performance.

We are subject to various environmental statutes and regulations, which may result in significant costs.

      Our operations are subject to various U.S. and Canadian environmental statutes and regulations, including those relating to materials used in our products, discharge of pollutants into the air, water and soil, treatment, transport, storage and disposal of solid and hazardous wastes, and remediation of soil and groundwater contamination. Such laws and regulations may also impact the availability of materials used in manufacturing our products. From time to time, our facilities are subject to investigation by governmental regulators. We believe we are in material compliance with applicable environmental requirements, and do not expect these requirements to result in material expenditures in the foreseeable future. However, future expenditures may increase as compliance standards and technology change.

      Certain environmental laws, including the federal Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended, or CERCLA, and comparable state laws, impose strict, and in certain circumstances joint and several, liability for response costs and impose liability for damages to natural resources upon specified responsible parties, which include certain former owners and operators of sites designated for clean up by environmental regulators. A facility initially owned by USX Corporation, or USX, and subsequently owned by us in Lumber City, Georgia, which is now owned by Amercord Inc., or Amercord, a company in which we currently hold a minority interest, is undergoing soil and groundwater investigation, pursuant to a Consent Order entered into by Amercord with the Georgia Department of Natural Resources in 1994. We are not a party to these activities. We also understand that soil and groundwater in certain areas of the site (including in the area of two industrial waste landfills) are being investigated under CERCLA by the United States Environmental Protection Agency to determine whether remediation of those areas may be required and whether the site should be listed on the state or federal list of priority sites requiring remediation. Amercord, the current site owner, may not have adequate financial resources to perform required remediation and if substantial remediation is required, claims may be made against us, which could result in material expenditures. See “Management’s discussion and analysis of financial condition and results of operations,” “Business — Government Regulation and Environmental Matters.”

      Also, we cannot be certain that we have identified all environmental matters giving rise to potential liability. Our past use of hazardous materials, releases of hazardous substances at or from currently or formerly owned or operated properties, newly discovered contamination at any of our current or formerly owned or operated properties, or more stringent future environmental requirements (or stricter enforcement of existing requirements), or our inability to enforce indemnification agreements, could result in increased expenditures or liabilities which could have an adverse effect on our business and financial condition. Any judgment in an environmental proceeding entered against AMI, our significant subsidiary, or its subsidiary that is greater than $10.0 million and is not discharged, paid, waived or stayed within 60 days after becoming final and non-appealable would be an event of default in the indenture governing the 9 3/4% notes and the indenture governing the notes. For details regarding environmental matters giving rise to potential liability, see “Business — Government Regulation and Environmental Matters” and “— Legal Proceedings.”

The loss of our key personnel could harm our business.

      Our success largely depends on the continuing services of our key employees and our ability to attract new personnel. Although we have entered into employment agreements with various key officers, loss of their services could harm our business.

FORWARD-LOOKING STATEMENTS

      All statements other than statements of historical facts included in this prospectus regarding the prospects of the industry and our prospects, plans, financial position and business strategy, may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “should,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue” or the negatives of these terms or variations of them or similar terminology. Although we believe that the expectations reflected in these forward-looking statements are reasonable, it does not assure that these expectations will prove to be correct. The following factors are among those that may cause actual results to differ materially from the forward-looking statements:

•	changes in the home building industry, economic conditions, interest rates, foreign currency exchange rates and other conditions;

•	changes in availability of consumer credit, employment trends, levels of consumer confidence and consumer preferences;

•	changes in raw material costs and availability and our ability to pass on price increases to our customers to offset changes in raw material costs;

•	changes in national and regional trends in new housing starts;

•	changes in weather conditions;

•	our ability to comply with certain financial covenants in loan documents governing our indebtedness;

•	increases in competition from other manufacturers of vinyl and metal exterior residential building products as well as alternative building products;

•	increases in our indebtedness;

•	increases in costs of environmental compliance;

•	increase in capital expenditure requirements;

•	potential conflict between existing Alside and new Gentek distribution channels;

•	the achievement of anticipated synergies and operational efficiencies from the Gentek acquisition; and

•	the other factors discussed under the heading “Risk Factors” and elsewhere in this prospectus.

      All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements included in this prospectus. These forward-looking statements speak only as of the date of this prospectus. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.

USE OF PROCEEDS

      The exchange offer is intended to satisfy certain of our obligations under the registration rights agreement dated as of March 4, 2004. We will not receive any cash proceeds from this exchange offer. The outstanding notes surrendered in exchange for the exchange notes will be retired and cancelled and cannot be reissued. The issuance of the exchange notes will not result in any increase in our indebtedness.

      The net proceeds to us from the issuance of the outstanding notes, after deducting the initial purchaser’s discount and commissions and the estimated fees and expenses in connection with this offering, was $248,265,220. The table below sets forth our sources and uses of funds for the transactions.

Sources and Uses

Sources

Senior discount notes	$258,265,220
Exercise of roll-over options(2)	1,760,000

Total sources of funds	$260,025,220

Uses

Redeem preferred stock(1)	$177,843,263
Stockholder dividend	57,684,166
Management bonus	14,497,791
Fees and expenses	10,000,000

Total uses of funds	$260,025,220

(1)	Includes accrued and unpaid dividends on outstanding shares and options of our series A cumulative redeemable preferred stock as of March 4, 2004, the closing date of the offering of the outstanding notes.

(2)	Certain executive officers exercised their roll-over options. For additional information please see “Management — Associated Materials Holdings Inc. 2002 stock option plan.”

CAPITALIZATION

      The following table sets forth our cash and cash equivalents and capitalization as of July 3, 2004, on an actual basis for AMH, and reflects this offering and the application of the net proceeds and the transactions. This table should be read in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and our historical consolidated financial statements and the related notes thereto and our unaudited pro forma financial information and the related notes thereto, each included elsewhere in this prospectus.

As of
July 3, 2004

(In thousands)
Cash and cash equivalents	$2,689

Long-term debt:
AMI senior credit facility(1)	166,159
9 3/4% Senior subordinated notes of AMI	165,000
11 1/4% Senior discount notes offered hereby	267,869

Total long-term debt	599,028
Total stockholders’ deficit	(25,429)

Total capitalization	$573,599

(1)	As of July 3, 2004, AMI had outstanding borrowings on the revolving portion of the AMI senior credit facility totaling $26.2 million and letters of credit outstanding in the amount of $6.2 million, which resulted in a borrowing capacity under the revolving portion of the AMI senior credit facility of $37.6 million.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

      The unaudited pro forma condensed consolidated statements of operations for the six months ended July 3, 2004 and the year ended January 3, 2004 are based on our historical consolidated financial statements and the historical unaudited consolidated financial statements of Gentek and on the assumptions and adjustments described in the notes to the unaudited pro forma condensed consolidated financial data. The pro forma adjustments are based upon available information, preliminary estimates and certain assumptions that we believe are reasonable, and are described in the accompanying notes.

Previous Transactions

      On August 29, 2003 we acquired all of the issued and outstanding shares of capital stock of Gentek. The acquisition of Gentek has been accounted for using the purchase method of accounting. The total purchase price is reflected in our historical balance sheet as of July 3, 2004 and has been allocated to the tangible and intangible assets and liabilities acquired based upon their estimated fair values. The purchase price allocation is preliminary, based on facts currently known to us and is subject to adjustment as the final valuation for the fair value of the warranty liability related to certain steel siding has not been completed. As a result, the actual allocation is subject to completion and therefore may differ. The purchase consideration of the Gentek acquisition was $113.3 million. In addition, we paid $3.9 million of financing costs and repaid $76.5 million of our existing term loans. The Gentek purchase consideration, financing costs and the repayment of term loans and accrued interest were financed by borrowing $190.0 million under term loans and $10.2 million of revolving loans under the amended and restated AMI senior credit facility and resulted in our receiving approximately $5.4 million in cash.

      On March 4, 2004 stockholders and option holders of Holdings became stockholders and option holders of AMH pursuant to the terms of a restructuring agreement. Additionally, on March 4, 2004, AMH completed the offering of the outstanding notes. Accordingly, the historical consolidated financial statements of AMI prior to the issuance of the outstanding notes have become the historical consolidated financial statements of AMH. As a result, the historical results and financial data as of and for all periods prior to the issuance of the outstanding notes would be the same as that of AMI, except for references to preferred stock, which would be the same as that of Holdings.

      The unaudited pro forma condensed consolidated statements of operations for the six months ended July 3, 2004 and the year ended January 3, 2004 have been prepared as if the acquisition of Gentek and the offering of the outstanding notes and the use of proceeds therefrom had occurred as of the beginning of 2003. There are no pro forma adjustments for the acquisition of Gentek for the six months ended July 3, 2004 as Gentek’s results are included in our historical consolidated results for the entire period.

      The pro forma statements should not be considered indicative of actual results of operations that would have been achieved had all the transactions been consummated on the dates indicated and do not purport to indicate results of operations as of any future date or for any future period. The unaudited pro forma financial information should be read in conjunction with “Management’s discussion and analysis of financial condition and results of operations,” “Use of proceeds,” and the historical financial statements and the notes thereto included elsewhere in this prospectus.

AMH HOLDINGS, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the Six Months Ended July 3, 2004
(In thousands)

	Historical

	Six Months
	Ended		Transaction
	July 3,		Pro Forma		Pro Forma
	2004		Adjustments		Combined

Net Sales	$505,923		$—		505,923
Cost of sales	372,243		—		372,243

Gross profit	133,680		—		133,680
Selling, general and administrative expenses	107,932		(14,498	)(a)	93,434

Income from operations	25,748		14,498		40,246
Interest expense	22,206		6,753	(b)	28,959
Foreign currency loss	615		—		615

Income before income taxes	2,927		7,745		10,672
Income taxes	1,886		3,739	(c)	5,625

Net income (loss)	$1,041		$4,006		$5,047

Ratio of earnings to fixed charges(d)	1.1	x			1.3	x

AMH HOLDINGS, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

STATEMENT OF OPERATIONS
For the Six Months Ended July 3, 2004
(In thousands)

      (a) As the pro forma statement of operations for the six months ended July 3, 2004 assumes the offering of the outstanding notes and use of proceeds therefrom occurred as of the beginning of 2003, this adjustment eliminates the management bonus paid in connection with the transaction as this expense is reflected as an adjustment included in the unaudited pro forma statement of operations for the year ended January 3, 2004 and should not be reflected in expense twice.

      (b) The pro forma adjustment to interest expense reflects the following:

Commitment fee on revolving credit facility	$112
Term loan	2,825
Revolving loans	473
9 3/4% senior subordinated notes	8,044
Amortization of AMI deferred financing costs	730
Other	82
Senior discount notes offered hereby	16,193
Amortization of AMH deferred financing costs	500

Pro forma interest expense	28,959
Less: historical interest expense, net:	(22,206)

Total adjustment	$6,753

      Interest expense was calculated as follows: (i) commitment fee on unused portion of the revolving credit facility of  1/2%; (ii) a rate of 4.04% (actual weighted average interest rate) on the term loan portion of the credit facility; (iii) a rate of 4.81% (actual weighted average interest rate) on the revolving loan portion of the credit facility; (iv) an interest rate of 9 3/4% on the senior subordinated notes; (v) six months of amortization of AMI’s deferred financing costs; (vi) actual AMI miscellaneous interest costs; (vii) an interest rate of 11 1/4% on the exchange notes offered hereby (based on compounded principal after twelve months); and (viii) six months of amortization of AMH’s deferred financing costs.

      The effect of a  1/8% increase or decrease in interest rates would increase or decrease total pro forma interest expense on our variable rate debt outstanding at July 3, 2004 by $0.1 million for the six months ended July 3, 2004.

      (c) This amount represents the necessary adjustment to reflect a net pro forma income tax expense resulting from the reversal of the management bonus, partially offset by the incremental interest accretion on the outstanding notes, which is approximately 96% deductible for federal income tax purposes and the incremental amortization of deferred financing costs associated with the outstanding notes.

      (d) Pro forma ratio reflects the issuance of the outstanding notes and the use of proceeds therefrom as if it had occurred at the beginning of 2003.

AMH HOLDINGS, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the Year Ended January 3, 2004
(In thousands)

		Historical

	Year Ended	Eight Months
	January 3,	Ended	Gentek
	2004	August 29,	Acquisition		AMI	Transaction		AMH
	Associated	2003	Pro Forma		Pro Forma	Pro Forma		Pro Forma
	Materials	Gentek Holdings	Adjustments		Combined	Adjustments		Combined

Net Sales	$779,836	$191,354	$(1,314	)(a)	$969,876	$—		$969,876
Cost of sales	561,525	164,831	(1,314	)(a)	714,884	—		714,884
			(10,158	)(b)

Gross profit	218,311	26,523	10,158		254,992	—		254,992
Selling, general and administrative expenses	149,571	18,706	11,848	(b)	180,125	14,498	(e)	194,623

Income (loss) from operations	68,740	7,817	(1,690)		74,867	(14,498)		60,369
Interest expense	27,369	1,276	(2,464	)(c)	26,181	30,697	(f)	56,878
Foreign currency (gain)	(548)	(280)	—		(828)	—		(828)
Other	—	141	—		141	—		141
Costs of merger transaction	—	3,081	—		3,081	—		3,081

Income (loss) before income taxes	41,919	3,599	774		46,292	(45,195)		1,097
Income taxes	17,388	2,839	(1,016	)(d)	19,211	(16,392	)(g)	2,819

Net income (loss)	$24,531	$760	$1,790		$27,081	$(28,803)		$(1,722)

Ratio of earnings to fixed charges(h)	1.7x							1.0x

AMH HOLDINGS, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

STATEMENT OF OPERATIONS
For the Year Ended January 3, 2004
(In thousands)

      (a) Elimination of sales and cost of sales between AMI and Gentek for the eight months ended August 29, 2003. Neither AMI nor Gentek had significant quantities of inventory on hand at the end of the period as a result of these transactions.

      (b) Details of the pro forma adjustments to cost of sales and selling, general and administrative expenses to reflect the following: (i) the reclassification of supply center expenses and certain freight costs from cost of sales to selling, general and administrative expense to conform to our presentation; (ii) elimination of the annual management services fee payable to Gentek’s former parent company; and (iii) incremental depreciation and amortization of tangible and intangible assets recorded in conjunction with the acquisition.

Cost of sales:
Reclassification of certain costs	$(10,497)
Net increase in depreciation and amortization	339

$(10,158)

Selling, general and administrative expenses:
Reclassification of certain cost of sales expenses	$10,497
Management services fee	(333)
Net increase in depreciation and amortization	1,684

$11,848

(c)	The pro forma adjustments to interest expense reflect the following:

Commitment fee on revolving credit facility	$272
Term loan	7,534
Revolving portion of credit facility	473
9 3/4% senior subordinated notes	16,088
Existing 9 1/4% senior subordinated notes not tendered	56
Amortization of deferred financing costs	1,758

Pro forma interest expense	26,181
Less: historical interest expense, net:
AMI	(27,369)
Gentek Holdings — Eight Months Ended August 29, 2003	(1,276)

Total Adjustment	$(2,464)

      Interest expense was calculated as follows: (i) commitment fee on unused portion of the revolving credit facility of  1/2%; (ii) a rate of 3.97% (average LIBOR for the year ended December 31, 2003 of 1.22% + 2.75%) on the term loan portion of the AMI senior credit facility arranged at the time of the acquisition of Gentek; (iii) a rate of 4.22% (average LIBOR for the year ended December 31, 2003 of 1.22% + 3.00%) on the revolving loan portion of the AMI senior credit facility arranged at the time of the acquisition of Gentek; (iv) an interest rate of 9 3/4% on the 9 3/4% notes; (v) an interest rate of 9 1/4% on the 9 1/4% notes not tendered at the time of the April 2002 merger transaction through the date of redemption; and (vi) one year of amortization of deferred financing costs.

      The effect of a  1/8% increase or decrease in interest rates would increase or decrease total pro forma interest expense on AMI’s variable rate debt by $0.3 million for the year ended January 3, 2004.

(d)	This amount represents the necessary adjustment to reflect a pro forma income tax provision of 41.5%.

(e)	This amount represents the management bonus paid in connection with the transaction.

(f)	The pro forma adjustments to interest expense reflect the following:

Commitment fee on revolving credit facility	$272
Term loan	7,534
Revolving portion of credit facility	473
9 3/4% senior subordinated notes	16,088
Existing 9 1/4% senior subordinated notes not tendered	56
Senior discount notes offered hereby	29,697
Amortization of deferred financing costs	2,758

Pro forma interest expense	56,878
Less: historical interest expense, net:
AMI	(27,369)
Gentek Holdings — Eight Months Ended August 29, 2003	(1,276)
Acquisition of Gentek pro forma adjustment	2,464

Total adjustment	$30,697

      Interest expense was calculated as follows: (i) commitment fee on unused portion of the revolving credit facility of  1/2%; (ii) a rate of 3.97% (average London Interbank Offered Rate (“LIBOR”) for the year ended December 31, 2003 of 1.22% + 2.75%) on the term loan portion of the credit facility arranged at the time of the acquisition of Gentek Holdings, (iii) a rate of 4.22% (average LIBOR for the year ended December 31, 2003 of 1.22% + 3.00%) on the revolving loan portion of the credit facility arranged at the time of the acquisition of Gentek Holdings, (iv) an interest rate of 9 3/4% on the senior subordinated notes; (v) an interest rate of 9 1/4% on the 9 1/4% senior subordinated notes not tendered at the time of the merger transaction with an affiliate of Harvest Partners (the April 2002 merger transaction) through the date of redemption, (vi) an interest rate of 11 1/4% on the notes offered hereby; and (vii) one year of amortization of deferred financing costs.

      The effect of a  1/8% increase or decrease in interest rates would increase or decrease total pro forma interest expense on AMI’s variable rate debt by $0.3 million for the year ended January 3, 2004.

      (g) This amount represents the necessary adjustment to reflect a net pro forma income tax benefit resulting from the incremental interest accretion on the outstanding notes, which is approximately 96% deductible for federal income tax purposes, the incremental amortization of deferred financing costs associated with the notes and the deductible management bonus.

      (h) Pro forma ratio reflects the issuance of the outstanding notes and the use of proceeds thereof as if they had occurred on the first day of the relevant period.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

      AMH was incorporated on February 19, 2004 and conducts all of its business through AMI, its indirect wholly-owned subsidiary. AMH is a holding company which has no material assets or operations other than its ownership of the common stock of Holdings, which has no material assets or operations other than its ownership of the common stock of AMI. On March 4, 2004, stockholders and option holders of Holdings became stockholders and option holders of AMH pursuant to the terms of a restructuring agreement. Additionally, on March 4, 2004, AMH completed the offering of the outstanding notes. Accordingly, the historical consolidated financial statements of AMI prior to the issuance of the outstanding notes have become the historical consolidated financial statements of AMH. As a result, the historical results and financial data as of and for all periods prior to the issuance of the outstanding notes would be the same as that of AMI, except for references to the redeemable preferred stock, which would be the same as that of Holdings.

      The following table sets forth the selected historical financial data for the six months ended June 28, 2003 and July 3, 2004 and for the five-year period ended January 3, 2004. The statements of operations for each of the three years in the period ended January 3, 2004 and the balance sheet data as of January 3, 2004 and December 31, 2002 were derived from our audited financial statements included elsewhere in this prospectus. The statement of operations data for the two years ended December 31, 2000 and the balance sheet data as of December 31, 1999, 2000 and 2001 were derived from our audited financial statements that are not included in this prospectus. The statements of operations for the six months ended June 28, 2003 and July 3, 2004 and the balance sheet data as of July 3, 2004 were derived from our unaudited financial statements included elsewhere in this prospectus. The balance sheet data as of June 28, 2003 was derived from our unaudited financial statements that are not included in this prospectus.

      Our 2003 results of operations include the results of Gentek subsequent to its acquisition, which was completed on August 29, 2003. Our 2002 results of operations prior to the date of the April 2002 merger transaction are presented as the results of the Predecessor. The results of operations, including the April 2002 merger transaction and results thereafter, are presented as the results of the Successor. In addition, we completed the sale of our AmerCable division on June 24, 2002. AmerCable’s results through April 18, 2002 are included in the results of continuing operations of the Predecessor. Subsequent to April 18, 2002, AmerCable’s results are presented as discontinued operations of the Successor as it was the Successor’s decision to divest this division. The data should be read in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and the historical consolidated financial statements, related notes and other financial information included elsewhere in this prospectus. The historical results do not necessarily indicate results expected for any future period.

				108 Days	257 Days	Year	Six Months	Six Months
	Year Ended December 31,			Ended	Ended	Ended	Ended	Ended
				April 18,	December 31,	January 3,	June 28,	July 3,
	1999	2000	2001	2002	2002	2004	2003	2004

	Predecessor	Predecessor	Predecessor	Predecessor

	(In thousands)
INCOME STATEMENT DATA:
Net sales	$455,268	$499,393	$595,819	$180,230	$449,324	$779,836	$291,307	$505,923
Cost of sales	317,596	353,994	425,366	130,351	317,077	561,525	206,339	372,243

Gross profit	137,672	145,399	170,453	49,879	132,247	218,311	84,968	133,680
Selling, general and administrative expenses	96,028	107,255	119,945	43,272	86,097	149,571	65,014	107,932

Income from operations	41,644	38,144	50,508	6,607	46,150	68,740	19,954	25,748
Interest expense(1)	6,779	6,046	6,795	2,068	16,850	27,369	10,921	22,206
Gain on the sale of UltraCraft(2)	—	8,012	—	—	—	—	—	—
Foreign currency loss (gain)	—	—	—	—	—	(548)	—	615
Merger transaction costs(3)	—	—	—	9,319	—	—	—	—
Debt extinguishment costs(4)(5)	—	—	—	—	7,579	—	—	—
Equity in loss of Amercord	1,337	—	—	—	—	—	—	—
Write-down of Amercord(6)	—	—	2,393	—	—	—	—	—

Income (loss) before income tax expense	33,528	40,110	41,320	(4,780)	21,721	41,919	9,033	2,927
Income taxes	13,038	16,555	15,908	977	9,016	17,388	3,749	1,886

Income (loss) from continuing operations	20,490	23,555	25,412	(5,757)	12,705	24,531	5,284	1,041
Loss from discontinued operations	—	—	—	—	(521)	—	—	—

Net income (loss)	$20,490	$23,555	$25,412	$(5,757)	$12,184	$24,531	$5,284	$1,041

							108 Days	257 Days		Year		Six Months		Six Months
	Year Ended December 31,						Ended	Ended		Ended		Ended		Ended
							April 18,	December 31,		January 3,		June 28,		July 3,
	1999		2000		2001		2002	2002		2004		2003		2004

	Predecessor		Predecessor		Predecessor		Predecessor

	(In thousands)
OTHER DATA:
Capital expenditures	$18,915		$11,925		$15,022		$3,817	$8,938		$12,689		$5,841		$12,196
Cash provided by (used in) operating activities	15,244		22,968		43,989		(18,258)	42,577		55,976		(4,257)		(29,768)
Cash used in investing activities(5)	(17,619)		(5,538)		(9,861)		(3,597)	(346,993)		(123,510)		(5,841)		(12,196)
Cash provided by (used in) financing activities(5)	(9,157)		(4,983)		(21,138)		(245)	311,745		58,738		(908)		40,329
Ratio of earnings to fixed charges(7)	3.9	x	4.3	x	4.1	x	—	1.6	x	1.7	x	1.4	x	1.1	x
BALANCE SHEET DATA (End of Period):
Working capital	$87,763		$106,635		$110,632			$88,546		$113,698		$93,291		164,965
Goodwill	—		—		—			197,461		230,283		197,461		230,411
Other Intangibles	—		—		—			103,690		116,136		102,566		114,497
Total assets	208,181		235,712		258,660			565,537		718,633		580,668		800,635
Total debt	75,000		75,000		75,000			242,408		305,000		241,500		599,028
Cumulative redeemable preferred stock	—		—		—			$156,988		$169,914		$163,150		—
Stockholders’ equity (deficit)	$79,326		$97,990		$102,675			$20,781		$36,055		19,903		(25,429)

(1)	The year ended January 3, 2004 includes the write-off of $3.9 million of debt issuance costs as a result of amending and restating the AMI senior credit facility for the Gentek acquisition.

(2)	We recorded an $8.0 million pre-tax gain on the sale of its UltraCraft operation, a manufacturer of semi-custom cabinets, in June 2000.

(3)	Merger transaction costs include investment banking and legal fees incurred by the Predecessor in conjunction with the strategic review process and subsequent April 2002 merger transaction.

(4)	Debt extinguishment costs include $4.9 million for the extinguishment of substantially all of the Successor’s assumed 9 1/4% notes and $2.7 million for the expense of financing fees related to an interim credit facility utilized for the April 2002 merger transaction, which was repaid shortly thereafter.

(5)	In 2003, we adopted FASB Statement of Financial Accounting Standards No. 145, — “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections,” which among other provisions, required debt extinguishment costs incurred in prior periods to be reclassified and no longer presented as extraordinary items. As a result of adopting this standard, we reclassified debt extinguishment costs recorded in the second quarter of 2002.

(6)	We recorded a $2.4 million loss upon the write-off of our remaining investment in Amercord due to the deterioration of Amercord’s operations.

(7)	For purposes of computing the ratio of earnings to fixed charges, earnings are defined as income before income taxes, loss from discontinued operations, plus fixed charges. Fixed charges consist of interest expense, including amortization of debt issuance costs, accrued dividends on Holdings’ preferred stock, including options to purchase shares of Holdings’ preferred stock, and the interest component of rent expense. The deficiency in the ratio of earnings to fixed charges is approximately $4.8 million for the one hundred and eight days ended April 18, 2002.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion and analysis of historical results of operations includes a discussion of periods prior to the formation of AMH, as well as periods prior to the consummation of the transactions. The historical consolidated financial statements of AMI prior to the issuance of the outstanding notes have become the historical consolidated financial statements of AMH. As a result, the historical results and financial data as of and for all periods prior to the issuance of the outstanding notes would be the same as that of AMI, except for references to preferred stock, which would be the same as that of Holdings. Because AMH has no material assets or operations of its own, differences between its financial statements and those of AMI would mainly reflect the issuance and sale of the outstanding notes and the use of proceeds thereof. You should read the following discussion of our financial condition and results of operations with “Selected Historical Consolidated Financial Data” and the audited historical consolidated financial statements and related notes included elsewhere in this prospectus. For purposes of this section, the “Company,” “we,” “us,” and “our” refers to AMH and its subsidiaries.

Overview

      We are a leading, vertically integrated manufacturer and North American distributor of exterior residential building products. Our core products are vinyl windows, vinyl siding, aluminum trim coil, aluminum and steel siding and accessories, and vinyl fencing, decking and railing. Vinyl windows and vinyl siding together comprise approximately 60% of our total net sales. These products are marketed under the Alside®, Revere® and Gentek® brand names and sold on a wholesale basis to more than 50,000 professional contractors engaged in home remodeling and new home construction principally through our network of North American supply centers. As of July 3, 2004, we had 125 supply centers. Approximately two-thirds of our products are sold to contractors engaged in the home repair and remodeling market with one-third sold to the new construction market. Our supply centers provide “one-stop shopping” to our contractor customers, carrying products, accessories and tools necessary to complete a vinyl window or siding project. In addition, our supply centers provide high quality product literature, product samples and installation training to these customers.

      Because our exterior residential building products are consumer durable goods, our sales are impacted by the availability of consumer credit, consumer interest rates, employment trends, changes in levels of consumer confidence, national and regional trends in new housing starts and general economic conditions. Our sales are also affected by changes in consumer preferences with respect to types of building products.

      During the second quarter of 2004 single-family housing starts decreased, but existing home sales continued to be very strong. In addition, short-term interest rates recently increased 25 basis points and the Federal Reserve has indicated interest rates would continue to increase throughout 2004 and 2005. We believe interest rates can increase by a few hundred basis points and not have a significant negative impact on our net sales. We also believe that increased interest rates could result in homeowners remaining in and remodeling their current homes thus benefiting our remodeling sales. Additionally, we believe increasing consumer confidence should offset any significant negative impact of the interest rate increases. Overall, we believe the fundamentals for the building products industry remain strong.

      We operate with significant operating and financial leverage. Significant portions of our manufacturing, selling, general and administrative expenses are fixed costs that neither increase nor decrease proportionately with sales. There can be no assurance that we will be able to reduce our fixed costs in response to a decline in our net sales. As a result, a decline in our net sales could result in a higher percentage decline in our income from operations.

      Because most of our building products are intended for exterior use, sales tend to be lower during periods of inclement weather. Weather conditions in the first quarter of each calendar year usually result in that quarter producing significantly less net sales and net cash flows from operations than in any other period of the year. Consequently, we have historically had small profits or losses in the first quarter and reduced profits from operations in the fourth quarter of each calendar year. To meet seasonal cash flow needs during the periods of reduced sales and net cash flows from operations, we typically make borrowings under the revolving loan portion of the AMI senior credit facility.

      In 2003, we changed our fiscal year from a calendar year ending on December 31st to a 52/ 53 week fiscal year that ends on the Saturday closest to December 31st. Our 2003 fiscal year ended on January 3, 2004.

      On August 29, 2003, we completed the acquisition of Gentek Holdings, Inc., or “Gentek Holdings,” and repaid all of the indebtedness and accrued interest of Gentek Holdings and its subsidiaries for an aggregate purchase price of approximately $114.3 million, which included $1.1 million of cash acquired, a working capital adjustment and customary transaction fees.

      Gentek Holdings, which was privately held, is the parent of Gentek Building Products, Inc. and Gentek Building Products Limited, which we collectively refer to as “Gentek.” Gentek manufactures and distributes vinyl windows, vinyl siding and accessories, aluminum trim coil, and aluminum and steel siding and accessories under the Revere® and Gentek® brand names. Gentek markets its products to professional contractors on a wholesale basis through 12 company-owned distribution centers in the mid-Atlantic region of the United States, 20 company-owned distribution centers in Canada, and independent distributors in the United States.

      The Gentek acquisition has provided us with a number of significant cost savings and other operational opportunities, including increased purchasing leverage, insourcing of distributed metal products and operational best practices. We believe that the Gentek acquisition will provide synergy opportunities of approximately $11 million over the next two years. We have implemented many of the actions necessary to drive these opportunities and expect to realize approximately $6.0 million of the benefits in 2004 and the remainder by the end of 2005.

      In connection with the acquisition, we amended the AMI senior credit facility by adding a term loan facility to borrow an additional $113.5 million and expanding our revolving credit facility from $40 million to $70 million, including a new Canadian subfacility of $15 million.

      We seek to distinguish ourselves from other suppliers of residential building products and to sustain our profitability through a business strategy focused on increasing sales at existing supply centers, expanding our supply center network where we already have a supply center presence, increasing sales through independent specialty distributor customers, realizing synergies from the Gentek acquisition, developing innovative new products, and driving operational excellence by reducing costs, increasing customer service levels and reducing lead times.

Results of Operations

      Our 2003 results of operations include the results of Gentek subsequent to its acquisition on August 29, 2003. Gentek’s results as compared to Alside’s results typically have a lower gross profit margin percentage as a larger proportion of Gentek’s net sales are to independent distributors versus to contractors through company-owned distribution centers. Additionally, a portion of Gentek’s net sales are from metal products, which typically have a lower gross profit margin percentage than vinyl windows and vinyl siding. Gentek’s selling, general and administrative expense as a percentage of net sales is typically lower than Alside’s as Gentek does not have as large of a proportion of fixed costs associated with operating company-owned distribution centers. We anticipate that on a consolidated basis, our gross profit margin percentage and our selling, general and administrative expense as a percentage of net sales will decrease as compared to periods prior to the Gentek acquisition.

      Our results of operations prior to the date of the April 2002 merger transaction are presented as the results of the Predecessor. The results of operations including the April 2002 merger transaction and results thereafter are presented as the results of the Successor. In addition, we completed the sale of our AmerCable division on June 24, 2002. AmerCable’s results through April 18, 2002 are included in the results of continuing operations of the Predecessor. Subsequent to April 18, 2002, AmerCable’s results are presented as discontinued operations of the Successor as it was the Successor’s decision to divest this division.

      Prior to the April 2002 merger transaction and the sale of AmerCable, we consisted of two operating segments, Alside and AmerCable. Subsequent to the April 2002 merger transaction, we are in the single business of manufacturing and distributing exterior residential building products. The results of Alside and Gentek represent our ongoing operations.

      We believe that vinyl building products continue to gain market share from metal and wood products due to vinyl’s favorable attributes, which include its durability, lower maintenance cost and price advantages. Although no assurances can be given, we further believe that these increases in market share, together with increased marketing efforts, will increase our sales of vinyl windows, vinyl siding, and other complementary building products.

      The following table sets forth for the periods indicated our results of operations (in thousands):

	Quarter	Quarter	Six Months	Six Months
	Ended	Ended	Ended	Ended
	July 3,	June 28,	July 3,	June 28,
	2004	2003	2004	2003

Net sales	$301,602	$180,363	$505,923	$291,307
Gross profit	83,325	56,800	133,680	84,968
Selling, general and administrative expense	48,040	33,704	107,932	65,014

Income from operations	35,285	23,096	25,748	19,954
Interest expense	13,770	5,483	22,206	10,921
Foreign currency loss	609	—	615	—

Income before income taxes	20,906	17,613	2,927	9,033
Income taxes	9,162	7,309	1,886	3,749

Net income	$11,744	$10,304	$1,041	$5,284

Other Data:
EBITDA(a)(b)	$39,813	$25,891	$35,376	$25,466
Adjusted EBITDA(a)(b)	39,813	25,891	49,874	25,466

(a) EBITDA is calculated as net income plus interest, taxes, depreciation and amortization. Adjusted EBITDA excludes certain items. We consider Adjusted EBITDA to be an important indicator of our operational strength and performance of our business. We have included Adjusted EBITDA because it is a key financial measure used by management to (i) assess our ability to service our debt and/ or incur debt and meet our capital expenditure requirements; (ii) internally measure our operating performance; and (iii) determine our incentive compensation programs. In addition, the AMI senior credit facility has certain covenants that use ratios utilizing this measure of Adjusted EBITDA. The definition of EBITDA under the indenture governing the 9 3/4% notes due 2012 and the indenture governing the outstanding notes excludes certain items. Adjusted EBITDA has not been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). Adjusted EBITDA as presented by us may not be comparable to similarly titled measures reported by other companies. Such supplementary adjustments to EBITDA may not be in accordance with current SEC practices or rules and regulations adopted by the SEC that apply to registration statements filed under the Securities Act. As Adjusted EBITDA is not a measure determined in accordance with GAAP, it should not be considered as an alternative to, or more meaningful than, net loss (as determined in accordance with GAAP), as a measure of our operating results or cash flows from operations (as determined in accordance with GAAP). The reconciliation of net income to EBITDA and Adjusted EBITDA is as follows (in thousands):

	Quarter	Quarter	Six Months	Six Months
	Ended	Ended	Ended	Ended
	July 3,	June 28,	July 3,	June 28,
	2004	2003	2004	2003

Reconciliation of net income to EBITDA and Adjusted EBITDA:
Net income	$11,744	$10,304	$1,041	$5,284
Interest	13,770	5,483	22,206	10,921
Taxes	9,162	7,309	1,886	3,749
Depreciation and amortization	5,137	2,795	10,243	5,512

EBITDA	39,813	25,891	35,376	25,466
Management bonus(c)	—	—	14,498	—

Adjusted EBITDA	$39,813	$25,891	$49,874	$25,466

(b) The 2004 results of operations include the results of Gentek. A reconciliation of Gentek’s net income to EBITDA for the quarter and six months ended July 3, 2004 is as follows (in thousands):

	Quarter	Six Months
	Ended	Ended
	July 3,	July 3,
	2004	2004

Reconciliation of Gentek’s net income to EBITDA
Net income	$3,900	$4,365
Interest	102	138
Taxes	2,609	2,938
Depreciation and amortization	1,739	3,580

Gentek’s EBITDA	$8,350	$11,021

(c) Represents a management bonus paid in connection with the completion on March 4, 2004 of the offering of our outstanding notes.

      The following table sets forth for the periods indicated our results of operations by segment (in thousands):

				Year Ended
	Year	108 Days	257 Days
	Ended	Ended	Ended
	January 3,	April 18,	December 31,	December 31,	December 31,
	2004	2002	2002	2002	2001

		Predecessor	Successor	Combined	Predecessor
Net sales
Building products	$779,836	$161,959	$449,324	$611,283	$524,528
AmerCable	—	18,271	—	18,271	71,291

Total	779,836	180,230	449,324	629,554	595,819
Gross profit
Building products	218,311	47,102	132,247	179,349	156,626
AmerCable	—	2,777	—	2,777	13,827

Total	218,311	49,879	132,247	182,126	170,453
Selling, general and administrative expense
Building products	149,571	41,080	86,097	127,177	112,771
AmerCable	—	2,192	—	2,192	7,174

Total	149,571	43,272	86,097	129,369	119,945

Income from operations
Building products	68,740	6,022	46,150	52,172	43,855
AmerCable	—	585	—	585	6,653

Total	68,740	6,607	46,150	52,757	50,508
Interest, net	27,369	2,068	16,850	18,918	6,795
Foreign currency (gain)	(548)	—	—	—	—
Merger transaction costs	—	9,319	—	9,319	—
Debt extinguishment costs	—	—	7,579	7,579	—
Loss on writedown of Amercord Inc.	—	—	—	—	2,393

Income (loss) from continuing operations before income taxes	41,919	(4,780)	21,721	16,941	41,320
Income taxes	17,388	977	9,016	9,993	15,908

Income (loss) from continuing operations	24,531	(5,757)	12,705	6,948	25,412
Loss from discontinued operations	—	—	(521)	(521)	—

Net income (loss)	$24,531	$(5,757)	$12,184	$6,427	$25,412

Other Data:
EBITDA(1)(2)	$85,403	$1,257	$46,380	$47,637	$59,034

Adjusted EBITDA(1)(2)	$86,805	$9,356	$55,210	$64,566	$53,066

	Year Ended

	January 3,		December 31,		December 31,
	2004		2002		2001

		% of Total		% of Total		% of Total
	Amount	Net Sales	Amount	Net Sales	Amount	Net Sales

BUILDING PRODUCTS:
Net sales	$779,836	100.0%	$611,283	100.0%	$524,528	100.0%
Gross profit	218,311	28.0	179,349	29.3	156,626	29.9
Selling, general and administrative expenses(3)	149,571	19.2	127,177	20.8	112,771	21.5

Income from operations	$68,740	8.8%	$52,172	8.5%	$43,855	8.4%

Depreciation and amortization	$16,115		$10,503		$9,211
Capital expenditures	$12,688		$10,974		$11,663

	108 Days Ended		Year Ended
	April 18,		December 31,
	2002		2001

		% of Total		% of Total
	Amount	Net Sales	Amount	Net Sales

AMERCABLE:
Net sales	$18,271	100.0%	$71,291	100.0%
Gross profit	2,777	15.2	13,827	19.4
Selling, general and administrative expenses	2,192	12.0	7,174	10.1

Income from operations	$585	3.2%	$6,653	9.3%

Depreciation and amortization	$635		$1,708
Capital expenditures	$1,781		$3,359

(1)	EBITDA is calculated as net income (loss) plus interest, taxes, depreciation and amortization. Adjusted EBITDA excludes certain items and AmerCable’s operating results. We consider Adjusted EBITDA to be an important indicator of our operational strength and performance of our business. We have included Adjusted EBITDA because it is a key financial measure used by management to (i) assess our ability to service our debt and/or incur debt and meet our capital expenditure requirements; (ii) internally measure our operating performance; and (iii) determine our incentive compensation programs. In addition, the AMI senior credit facility has certain covenants that use ratios utilizing this measure of Adjusted EBITDA. The definition of EBITDA under the AMI credit facility does not exclude the results of AmerCable. We have, however, excluded the results of AmerCable when calculating adjusted EBITDA as AmerCable is not included in our continuing operations. The definition of EBITDA under the indenture governing the 9 3/4% notes due 2012 and the indenture governing the outstanding notes also excludes certain items. Adjusted EBITDA has not been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). Adjusted EBITDA as presented by us may not be comparable to similarly titled measures reported by other companies. Such supplementary adjustments to EBITDA may not be in accordance with current SEC practices or rules and regulations adopted by the SEC that apply to registration statements filed under the Securities Act. As Adjusted EBITDA is not a measure determined in accordance with GAAP, it should not be considered as an alternative to, or more meaningful than, net income (loss) (as determined in accordance with GAAP), as a measure of our operating results or cash flows from operations (as determined in accordance with GAAP). You are therefore cautioned not to place undue reliance on Adjusted EBITDA. The reconciliation of net income (loss) to EBITDA and adjusted EBITDA is as follows:

	Year	108 Days	257 Days	Year Ended
	Ended	Ended	Ended
	January 3,	April 18,	December 31,	December 31,	December 31,
	2004	2002	2002	2002	2001

		Predecessor	Successor	Combined	Predecessor
Net income (loss)	$24,531	$(5,757)	$12,184	$6,427	$25,412
Interest — Continuing operations	27,369	2,068	16,850	18,918	6,795
— Discontinued operations	—	—	1,213	1,213	—
Taxes — Continuing operations	17,388	977	9,016	9,993	15,908
— Discontinued operations	—	—	(370)	(370)	—
Depreciation and amortization — Continuing operations	16,115	3,969	7,169	11,138	10,919
— Discontinued operations	—	—	318	318	—

EBITDA	85,403	1,257	46,380	47,637	59,034
Debt extinguishments costs(i)	—	—	7,579	7,579	—
AmerCable’s EBITDA(ii)	—	(1,220)	(640)	(1,860)	(8,361)
Loss on writedown of Amercord(iii)	—	—	—	—	2,393
Merger transaction costs(iv)	—	9,319	—	9,319	—
Cost of sales adjustments(v)	1,402	—	1,891	1,891	—

Adjusted EBITDA	$86,805	$9,356	$55,210	$64,566	$53,066

(i)	Debt extinguishment costs include $4.9 million for the extinguishment of substantially all of the Successor’s assumed 9 1/4% notes and $2.7 million for the expense of financing fees related to an interim credit facility utilized for the April 2002 merger transaction, which was repaid shortly thereafter.

(ii)	AmerCable’s EBITDA is calculated as its net income plus interest, taxes, depreciation and amortization. A reconciliation of AmerCable’s net income (loss) to EBITDA is as follows:

	108 Days	257 Days	Year Ended
	Ended	Ended
	April 18,	December 31,	December 31,	December 31,
	2002	2002	2002	2001

	Predecessor	Successor	Combined	Predecessor
Net income (loss)	$359	$(521)	$(162)	$4,092
Interest	—	1,213	1,213	—
Taxes — Continuing operations	226	—	226	2,561
— Discontinued operations	—	(370)	(370)	—
Depreciation and amortization
— Continuing operations	635	—	635	1,708
— Discontinued operations	—	318	318	—

AmerCable’s EBITDA	$1,220	$640	$1,860	$8,361

(iii)	In 2001, we recorded a $2.4 million loss upon the write-off of our remaining investment in Amercord due to the deterioration of Amercord’s operations.

(iv)	Merger transaction costs include investment banking and legal fees incurred by the Predecessor in conjunction with the strategic review process and subsequent April 2002 merger transaction.

(v)	The cost of sales adjustment is the expense related to inventory fair value adjustments recorded at the time of the April 2002 merger transaction totaling $1.9 million and at the time of the Gentek acquisition totaling $1.4 million.

(2)	The 2003 results of operations include the results of Gentek subsequent to its acquisition on August 29, 2003. A reconciliation of Gentek’s net income to EBITDA and Adjusted EBITDA for the year ended January 3, 2004 is as follows:

Year
Ended
January 3,
2004

Net income	$3,067
Interest	436
Taxes	1,644
Depreciation and amortization	3,720

EBITDA	8,867
Cost of sales adjustment (see note (1)(v) above)	1,402

Adjusted EBITDA	$10,269

(3)	Includes corporate expenses of $1.3 million and $5.0 million for the years ended December 31, 2002 and 2001, respectively associated with our Dallas, Texas corporate office, which was relocated to Cuyahoga Falls, Ohio after the April 2002 merger transaction.

Quarter Ended July 3, 2004 Compared to Quarter Ended June 28, 2003

      Net sales increased 67.2% to $301.6 million during the second quarter of 2004 compared to $180.4 million for the same period in 2003, driven by increased vinyl window, vinyl siding and third-party manufactured product sales at Alside along with net sales from Gentek, which contributed $93.8 million of net sales in the second quarter of 2004. Gross profit in the second quarter of 2004 was $83.3 million, or 27.6% of net sales, compared to gross profit of $56.8 million, or 31.5% of net sales, in the second quarter of 2003. The decrease in gross profit margin percentage is primarily due to the impact of the results contributed by Gentek as Gentek’s gross margin percentage is typically lower than Alside’s. Selling, general and administrative expense increased to $48.0 million, or 15.9% of net sales, for the second quarter of 2004 versus $33.7 million, or 18.7% of net sales, for the same period in 2003. The increase in selling, general and administrative expense is a result of the impact of the acquisition of Gentek, as well as the result of adding two new Alside supply centers in 2004. Income from operations was $35.3 million in the second quarter of 2004 compared to $23.1 million for the same period in 2003.

      Interest expense increased $8.3 million during the second quarter of 2004 compared to the same period in 2003. The increase in interest expense is due to $7.3 million of accretion on our outstanding notes issued on March 4, 2004, additional borrowings on the term loan as a result of the Gentek acquisition, as well as additional borrowings on the revolving loan portion of the AMI senior credit facility to meet our seasonal working capital needs. Due to the seasonal nature of our operating results, we have recorded an income tax provision on our income before taxes for the quarters ended July 3, 2004 and June 28, 2003 at our estimated full fiscal year effective rate of approximately 41.5%. The income tax provision for the quarter ended July 3, 2004 includes an estimate for a portion of the interest accretion on our outstanding notes that is not deductible for income tax purposes.

      Net income increased to $11.7 million for the quarter ended July 3, 2004 compared to $10.3 million for the quarter ended June 28, 2003. The increase in net income is a result of the increased sales and operating income from the Alside division and the $3.9 million of net income contributed by Gentek, partially offset by the increased interest expense.

      EBITDA for the second quarter of 2004 was $39.8 million compared to $25.9 million for the same period in 2003. Gentek contributed $8.4 million of EBITDA in the second quarter of 2004. There were no adjustments to EBITDA for the second quarter of 2004 or 2003.

Six Months Ended July 3, 2004 Compared to Six Months Ended June 28, 2003

      Net sales increased 73.7% to $505.9 million for the six months ended July 3, 2004 compared to $291.3 million for the same period in 2003, driven by increased vinyl window, vinyl siding and third-party manufactured product sales at Alside along with net sales from Gentek, which contributed $159.2 million of net sales for the six months ended July 3, 2004. Gross profit for the six months ended July 3, 2004 was $133.7 million, or 26.4% of net sales, compared to gross profit of $85.0 million, or 29.2% of net sales, for the same period of 2003. The decrease in gross profit margin percentage is primarily due to the impact of the results contributed by Gentek. Selling, general and administrative expense increased to $107.9 million, or 21.3% of net sales, for the six months ended July 3, 2004 as compared to $65.0 million, or 22.3% of net sales, for the same period in 2003. The increase in selling, general and administrative expense is a result of the $14.5 million management bonus relating to the offering of our outstanding notes, the impact of the acquisition of Gentek, as well as the result of adding two new Alside supply centers in 2004 along with three new supply centers in 2003, which had a full six months of expense in 2004. Income from operations was $25.7 million for the six months ended July 3, 2004 compared to $20.0 million for the same period in 2003.

      Interest expense increased $11.3 million for the six months ended July 3, 2004 compared to the same period in 2003. The increase in interest expense is due to $9.6 million of accretion on our outstanding notes issued on March 4, 2004, additional borrowings on the term loan as a result of the Gentek acquisition, as well as additional borrowings on the revolving loan portion of the credit facility to meet our seasonal working capital needs. Due to the seasonal nature of our operating results, we have recorded an income tax provision on our income before taxes for the six months ended July 3, 2004 and June 28, 2003 at its estimated full fiscal year effective rate of approximately 41.5%. The income tax provision for the six months ended July 3, 2004 includes an estimate for a portion of the interest accretion on our outstanding notes that is not deductible for income tax purposes.

      Net income decreased to $1.0 million for the six months ended July 3, 2004 compared to $5.3 million for the six months ended June 28, 2003. The decrease in net income is a result of the increased interest expense partially offset by increased sales and operating income from the Alside division and the $4.4 million of net income contributed by Gentek.

      EBITDA for the six months ended July 3, 2004 was $35.4 million compared to $25.5 million for the same period in 2003. Gentek contributed $11.0 million of EBITDA for the six months ended July 3, 2004. Adjusted EBITDA for the six months ended July 3, 2004 was $49.9 million compared to $25.5 million for the same period in 2003. As compared to EBITDA, Adjusted EBITDA for the six months ended July 3, 2004 excludes a bonus paid to certain members of AMI’s management totaling approximately $14.5 million related to the completion of the offering of our outstanding notes on March 4, 2004.

Year Ended January 3, 2004 Compared to Year Ended December 31, 2002 (Combined Successor and Predecessor Results of the Building Products Segment)

      Prior to the sale of AmerCable, we consisted of two operating divisions, Alside and AmerCable, which were presented as building products and electrical cable products segments, respectively. Subsequent to the sale of AmerCable, we are in the single business of manufacturing and distributing exterior residential building products. Therefore, management’s discussion and analysis of our results of operations focuses on the building products segment.

      Net sales increased 27.6% to $779.8 million for the year ended January 3, 2004 compared to $611.3 million for the same period in 2002, primarily driven by increased window sales at the Alside division along with $103.4 million of net sales contributed from Gentek since the date of its acquisition. Additionally, we believe our sales were driven by strong industry dynamics, as indicated by the strength of several key metrics that we believe are indicators of strength in the industry. These metrics include existing home sales, single-family housing starts and mortgage interest rates. Gross profit increased to $218.3 million, or 28.0% of net sales, for the year ended January 3, 2004 compared to $179.3 million, or 29.3% of net sales, for the same period in 2002. The decrease in gross profit margin percentage was a result of window sales, which have a lower gross profit margin percentage, comprising a larger proportion of total net sales in 2003. Additionally, the decrease in gross profit margin percentage was a result of the impact of Gentek, which has a lower gross profit margin percentage than the Alside division. Selling, general and administrative expense increased to $149.6 million, or 19.2% of net sales, for the year ended January 3, 2004 compared to $127.2 million, or 20.8% of net sales, for the same period in 2002. The increase in selling, general and administrative expense is primarily a result of the three new supply centers added in 2003 along with the seven new supply centers added in 2002, which had a full year of expense in 2003, along with the acquisition of Gentek. Income from operations was $68.7 million, or 8.8% of net sales, for the year ended January 3, 2004 compared to $52.2 million, or 8.5% of net sales, for the same period in 2002.

      Net income increased to $24.5 million for the year ended January 3, 2004 compared to $6.4 million for the year ended December 31, 2002. The increase in net income is a result of the increased income from operations, net of the impact of non-operating items discussed below.

      Interest expense of $27.4 million for the year ended January 3, 2004 consisted primarily of interest expense on the 9 3/4% notes, term loan and revolving loans under the credit facility, amortization of deferred financing fees and the write-off of $3.9 million of debt issuance costs as a result of amending and restating the credit facility for the acquisition of Gentek. This compares to interest expense of $18.9 million for the year ended December 31, 2002, which consisted primarily of interest in the Successor period on the 9 3/4% notes, term loan and revolving loans under the credit facility, interest on an interim credit facility temporarily utilized for the April 2002 merger transaction, amortization of deferred financing fees, and interest in the Predecessor period on our then outstanding 9 1/4% notes. Income tax expense increased to $17.4 million for the year ended January 3, 2004 compared to $10.0 million for the year ended December 31, 2002. The 2003 provision reflects an effective income tax rate of 41.5%, while the 2002 provision reflects an effective rate of 59.0%. The 2002 provision reflects an effective income tax rate of 41.5% for the Successor period, 38.5% for the Predecessor period, as well as an estimate for $7.3 million of merger transaction costs that were considered to be non-deductible for income tax purposes. As a result of relocating our corporate office from Texas to Ohio, our state and local income tax rate increased, raising our total effective tax rate to 41.5% from 38.5%. The results for the year ended December 31, 2002 include $7.6 million of debt extinguishment costs for a portion of the premium paid to extinguish $74.0 million of the Successor’s assumed 9 1/4% notes and financing fees related to an interim credit facility utilized for the April 2002 merger transaction, which was repaid shortly thereafter. Additionally, results for the year ended December 31, 2002 include $9.3 million of transaction costs consisting of investment banking and legal fees in conjunction with the strategic review process and subsequent April 2002 merger transaction. Finally, the results for the year ended December 31, 2002 include a loss from discontinued operations $0.5 million, net of tax, for the Successor period from our AmerCable division.

      Adjusted EBITDA for the year ended January 3, 2004 increased to $86.8 million compared to $64.6 million for the year ended December 31, 2002. Adjusted EBITDA for the year ended January 3, 2004 includes $10.3 million of Adjusted EBITDA contributed by Gentek. As compared to EBITDA, Adjusted EBITDA for the year ended January 3, 2004 excludes a cost of sales expense of $1.4 million relating to an inventory fair value adjustment recorded at the time of the acquisition of Gentek. As compared to EBITDA, Adjusted EBITDA for the year ended December 31, 2002 excludes $1.9 million of EBITDA relating to the AmerCable division, merger transaction costs of $9.3 million, debt extinguishment costs of $7.6 million and a cost of sales expense of $1.9 million relating to an inventory fair value adjustment recorded at the time of the April 2002 merger transaction. The increase in Adjusted EBITDA is primarily a result of the increased sales of vinyl windows as well as the acquisition of Gentek.

Year Ended December 31, 2002 (Combined Successor and Predecessor Results of the Building Products Segment) Compared to Year Ended December 31, 2001

      Net sales increased 16.5% to $611.3 million for the year ended December 31, 2002 compared to $524.5 million for the same period in 2001 due to increased sales of vinyl windows and vinyl siding. The increase in sales is the result of our marketing investments and continued expansion of our nationwide distribution network of supply centers. We also believe that the increased sales can be attributed to consumers’ demand for professional remodeling services including vinyl replacement windows and vinyl siding as a means to enhance home values during a time of historically low interest rates. Gross profit increased to $179.3 million, or 29.3% of net sales, for the year ended December 31, 2002 compared to $156.6 million, or 29.9% of net sales, for the same period in 2001. The decrease in gross profit margin percentage was a result of window sales, which have a lower gross margin percentage, comprising a larger proportion of total sales in 2002 compared to 2001. Selling, general and administrative expenses increased to $127.2 million, or 20.8% of net sales, for the year ended December 31, 2002 versus $112.8 million, or 21.5% of net sales, in the same period in 2001. Selling, general and administrative expenses increased as a result of seven new supply centers added during 2002, personnel added to support sales growth at existing supply centers, additional marketing investments to drive higher sales and increased commission expense resulting from the higher sales. Income from operations increased to $52.2 million, or 8.5% of net sales, for the year ended December 31, 2002 compared to $43.9 million, or 8.4% of net sales, for the same period in 2001.

      EBITDA for the year ended December 31, 2002 was $47.6 million compared to $59.0 million for the same period in 2001. EBITDA for the year ended December 31, 2002 includes $1.9 million of EBITDA relating to our AmerCable division, merger transaction costs of $9.3 million, debt extinguishments costs of $7.6 million and a cost of sales expense of $1.9 million relating to an inventory fair value adjustment recorded at the time of the April 2002 merger transaction. Adjusted EBITDA, excluding the amounts discussed above, was $64.6 million for the year ended December 31, 2002. EBITDA for the year ended December 31, 2001 includes EBITDA of $8.4 million relating to our AmerCable division and a charge of $2.4 million for the write-down of our investment in Amercord Inc. Adjusted EBITDA for the year ended December 31, 2001, excluding the amounts discussed above, was $53.1 million. The increase in Adjusted EBITDA is primarily a result of our increased sales volume and related profits.

Successor and Predecessor Results

      The Successor had net sales and net income of $449.3 million and $12.2 million, respectively, for the period from April 19, 2002 to December 31, 2002. Interest expense during this period was $16.9 million and consisted primarily of interest on the 9 3/4% notes, term loan and revolving loans under the credit facility, and an interim credit facility temporarily utilized for the April 2002 merger transaction and amortization of deferred financing costs. As a result of relocating our corporate office from Texas to Ohio, the Successor’s state and local income tax rate increased, raising our total effective tax rate to 41.5% from 38.5%. The Successor’s results include debt extinguishment costs of $7.6 million for a portion of the premium paid to extinguish $74.0 million of the Successor’s assumed 9 1/4% notes and financing fees related to an interim credit facility utilized for the April 2002 merger transaction which was repaid shortly thereafter and a loss from discontinued operations of $0.5 million, net of tax, from our AmerCable division.

      The Predecessor had net sales and a net loss of $180.2 million and $5.8 million for the period from January 1, 2002 to April 18, 2002. Interest expense was $2.1 million and consisted primarily of interest on our then outstanding 9 1/4% notes for the time period from January 1, 2002 to April 18, 2002. The Predecessor’s results include $9.3 million of transaction costs consisting of investment banking and legal fees in conjunction with the strategic review process and subsequent April 2002 merger transaction. The Predecessor’s results of operations for the year ended December 31, 2001 include a $2.4 million charge for the write-down of our investment in Amercord Inc. In addition to recording income taxes at an effective rate of 38.5%, the Predecessor’s tax provision for 2002 includes an estimate for $7.3 million of merger transaction costs that we consider to be non-deductible for income tax purposes.

Quarterly Financial Data

      Because most of our building products are intended for exterior use, sales and operating profits tend to be lower during periods of inclement weather. Weather conditions in the first quarter of each calendar year historically result in that quarter producing significantly less sales revenue and operating results than in any other period of the year. As a result, we historically have had small profits or losses in the first quarter and reduced profits in the fourth quarter of each calendar year.

      Results subsequent to the April 2002 merger transaction include interest expense on our 9 3/4% notes and credit facility, net of related tax benefits. Additionally, subsequent to the April 2002 merger transaction we relocated our corporate office from Texas to Ohio, which increased our state and local income tax rate, raising our total effective tax rate to 41.5% from 38.5%.

      Our quarterly sales and operating profit data in 2003 and 2002 are shown in the tables below:

	Three Months Ended

	March 29	June 28	September 27(1)	January 3(1)

	(In thousands)
2003
Net sales	$110,944	$180,363	$223,806	$264,723
Gross profit	28,168	56,800	64,219	69,124
Income (loss) from operations	(3,142)	23,096	25,949	22,837
Net income (loss)	(5,020)	10,304	9,619	9,628

	Three			Three	Three
	Months	18 Days	73 Days	Months	Months
	Ended	Ended	Ended	Ended	Ended
	March 31(2)	April 18(2)	June 30(3)	September 30	December 30

	Predecessor		Successor

	(In thousands)
2002
Net sales — Building products	$111,062	$50,897	$113,960	$176,673	$158,691
Net sales — AmerCable	12,136	6,135	—	—	—

Total net sales	123,198	57,032	113,960	176,673	158,691
Gross profit	32,420	17,459	34,669	53,893	43,685
Income from operations	1,201	5,406	13,002	19,336	13,812
Net income (loss)	(1,519)	(4,238)	(262)	7,799	4,647

(1)	The quarterly results for the quarters ended September 27, 2003 and January 3, 2004 include the results of Gentek subsequent to its acquisition on August 29, 2003. Additionally, the results for the quarter ended September 27, 2003 include a $1.4 million cost of sales expense related to an inventory fair value adjustment recorded at the time of the Gentek acquisition. The results for the quarter ended September 27, 2003 also include the write-off of $3.9 million of debt issuance costs as a result of amending and restating the AMI senior credit facility for the Gentek acquisition.

(2)	Results for the quarter ended March 31, 2002 and the 18 days ended April 18, 2002 include $2.0 million and $7.3 million of merger transaction costs, respectively, which include investment banking and legal fees incurred by the Predecessor in conjunction with the strategic review process and subsequent April 2002 merger transaction. In addition, the results include an increase in the tax provision for an estimate of $7.3 million of merger transaction costs that we consider to be non-deductible for income tax purposes.

(3)	Results for the 73 days ended June 30, 2002 include $7.6 million of debt extinguishment costs, which include $4.9 million for the extinguishment of substantially all of the Successor’s assumed 9 1/4% notes and $2.7 million for the expense of financing fees related to an interim credit facility utilized for the April 2002 merger transaction, which was repaid shortly thereafter. Additionally, the results include a

$1.9 million cost of sales expense related to an inventory fair value adjustment recorded at the time of the April 2002 merger transaction.

Liquidity and Capital Resources

      The following sets forth a summary of our cash flows for the six months ended July 3, 2004 and June 28, 2003 (in thousands):

	Six	Six
	Months	Months
	Ended	Ended
	July 3,	June 28,
	2004	2003

Cash used in operating activities	$(29,768)	$(4,257)
Cash used in investing activities	(12,196)	(5,841)
Cash provided by financing activities	40,329	(908)

Cash Flows

      At July 3, 2004, we had cash and cash equivalents of $2.7 million and available borrowing capacity of approximately $37.6 million under the revolving portion of the AMI senior credit facility. Outstanding letters of credit as of July 3, 2004 totaled $6.2 million securing various insurance letters of credit.

Cash Flows from Operating Activities

      Net cash used in operations was $29.8 million and $4.3 million for the six months ended July 3, 2004 and June 28, 2003, respectively. The cash used in operations for both periods reflects the operating results for the period, the seasonal increase of inventory and accounts receivable levels, as well as payments of accrued profit sharing and customer sales incentives. Additionally, cash used in operations for the six months ended July 3, 2004 includes the seasonal operating needs of Gentek.

Cash Flows from Investing Activities

      Capital expenditures totaled $12.2 million and $5.8 million for the six months ended July 3, 2004 and June 28, 2003, respectively. Capital expenditures in the 2004 period include $1.1 million of capital expenditures for Gentek. Capital expenditures in 2004 were primarily to increase extrusion capacity at our West Salem, Ohio manufacturing location and to increase capacity at two of our window manufacturing facilities. Capital expenditures in the 2003 period were primarily to replace vinyl siding extrusion and handling equipment at our Ennis, Texas manufacturing location. Our estimate for total capital expenditures for 2004 is approximately $21 million reflecting additional spending to meet capacity requirements at our window manufacturing facilities.

Cash Flows from Financing Activities

      Cash flows from financing activities for the six months ended July 3, 2004 include proceeds from the issuance of the senior discount notes of $258.3 million, borrowings on the revolving portion of the AMI senior credit facility of $26.2 million, proceeds from the exercise of stock options of $1.8 million, redemption of Holding’s preferred stock of $177.8 million, common stock dividends of $57.7 million and financing costs of $10.1 million, consisting mainly of banking and legal fees paid in connection with the issuance of our outstanding notes. Cash flows from financing activities for the six months ended June 28, 2003 reflect the redemption of the remaining outstanding 9 1/4% notes of $0.9 million. The increase in borrowings on the revolving portion of the AMI senior credit facility for the six months ended July 3, 2004 of $26.2 million as compared to the same period in the prior year is due to the increased working capital requirements as a result of the increased sales, as well as Gentek’s seasonal working capital needs. We believe there will be no outstanding borrowings on the revolving portion of the AMI senior credit facility by the end of the third quarter of 2004. In addition, we intend to repay a portion of the borrowings on the term loan portion of the AMI senior credit facility in the third and fourth quarters of 2004.

      The following sets forth a summary of our cash flows for 2003, 2002 and 2001 (in thousands):

	Year	108 Days	257 Days	Year Ended
	Ended	Ended	Ended
	January 3,	April 18,	December 31,	December 31,	December 31,
	2004	2002	2002	2002	2001

		Predecessor	Successor	Combined	Predecessor
Cash provided by (used in) operating activities	$55,976	$(18,258)	$42,577	$24,319	$43,989
Cash used in investing activities	(123,510)	(3,597)	(346,993)	(350,590)	(9,861)
Cash provided by (used in) financing activities	58,738	(245)	311,745	311,500	(21,138)

Cash Flows

      At January 3, 2004, we had cash and cash equivalents of $4.3 million and available borrowing capacity of approximately $65.2 million under the revolving portion of our amended and restated credit facility. Outstanding letters of credit as of January 3, 2004 totaled $4.8 million securing various insurance letters of credit.

Cash Flows from Operating Activities

      For the year ended January 3, 2004, cash provided by operations was $56.0 million. As compared to the year ended 2002 (Predecessor and Successor combined), cash flows from operations increased $31.6 million reflecting the increased operating results for the period and the decrease in Gentek’s working capital over the last four months of the year as Gentek was acquired at the time Gentek’s working capital was at a seasonally high level. This was partially offset by increased interest payments made under the AMI senior credit facility and 9 3/4% notes, as well as increased income tax payments made throughout the year.

      For the 257 days ended December 31, 2002, cash provided by operations was $42.6 million, reflecting the improved results of our building products operations. This time period includes the majority of the second quarter and the entire third quarter, the periods during which we historically produce the strongest operating results due to favorable weather conditions. Offsetting the favorable operations are the increased interest payments under the 9 3/4% notes and credit facility since the April 2002 merger transaction.

      For the 108 days ended April 18, 2002 net cash used in operations was $18.3 million. Cash used in this period reflects an increase in inventory due to the seven new supply centers opened in 2002 and payments of certain customer incentives and employee commissions accrued during the previous year. In addition, cash used in this period includes merger transaction costs incurred by the Predecessor of $9.3 million. These uses of cash were partially offset by the improved operating results of our building products operations. This time period primarily includes the first quarter, the period during which we historically produce lower operating results due to the unfavorable weather conditions. Cash flows from operations of the Predecessor include the working capital needs of AmerCable for the period from January 1, 2002 to April 18, 2002.

      The combined cash flows from operations for the Predecessor and Successor periods in 2002 totaled $24.3 million. This compares to cash provided by operations of $44.0 million in 2001. Cash flows from operations decreased $19.7 million in 2002 compared to 2001 due to merger transaction costs paid in connection with the April 2002 merger transaction.

Cash Flows from Investing Activities

      For the year ended January 3, 2004, capital expenditures totaled $12.7 million, which includes $0.9 million of capital expenditures for Gentek since the date of its acquisition. This compares to combined capital expenditures for 2002 of the Predecessor and the Successor totaling $11.0 million, which excludes $1.8 million of capital expenditures for AmerCable. Capital expenditures in 2003 were primarily to replace vinyl siding extrusion and handling equipment at our Ennis, Texas manufacturing location and expenditures for additional window manufacturing capacity. Cash flows used in investing activities also include $113.3 million of cash for the acquisition of Gentek as well as cash received from the sale of assets of approximately $2.1 million, including the sale of the assets related to our former vinyl garage door product line.

      For the 257 days ended December 31, 2002, capital expenditures of the Successor totaled $8.9 million. The combined capital expenditures of the Predecessor and the Successor totaled $12.8 million, which includes $1.8 million of capital expenditures for AmerCable for the year ended December 31, 2002. This compares to capital expenditures of $15.0 million, which includes $3.3 million of AmerCable’s capital expenditures for the same period in 2001. Capital expenditures in the 2002 period were primarily for production equipment to enhance capacity and reduce costs.

      We believe that capital expenditures ranging from $10.0 million to $12.0 million represent a base level of spending needed to maintain our manufacturing facilities as well as provide for modest increases in capacity and further automation. Estimated capital expenditures for 2004 are $22.0 million. The 2004 budget includes expenditures to expand window lineal extrusion capacity at our West Salem, Ohio manufacturing location and to create additional window manufacturing capacity at certain of our manufacturing locations.

      Cash flows used in investing activities for the 257 days ended December 31, 2002 also include the April 2002 merger transaction for $366.5 million and net proceeds from the sale of AmerCable totaling $28.3 million.

Cash Flows from Financing Activities

      Cash flows from financing activities for the year ended January 3, 2004 include net borrowings under term loans under AMI’s amended and restated credit facility of $190.0 million used for the acquisition of Gentek, as well as to repay our then outstanding term loans of $76.5 million and pay related financing fees of $3.9 million. Subsequent to the Gentek acquisition, we permanently reduced borrowings under the term loan facility by $50.0 million using operating cash flows. Additionally, cash flows from financing activities include the redemption of the remaining outstanding 9 1/4% notes of $0.9 million. The $0.9 million of 9 1/4% notes were redeemed at 104.625% of the principal amount of such notes plus accrued and unpaid interest through the date of redemption.

      Cash flows from financing activities for the 257 days ended December 31, 2002 include: (1) the issuance of $165 million of 9 3/4% notes due 2012, (2) $125 million from a new $165 million credit facility and (3) $164.8 million cash contribution from Holdings to finance the April 2002 merger transaction, financing costs, tender offer of the 9 1/4% notes of $74.0 million and debt extinguishment costs of $7.6 million. Additionally, we paid $13.0 million for financing costs related to the April 2002 merger transaction. Upon completion of the April 2002 merger transaction, we were then obligated to make a change of control offer for the approximate $1.0 million of remaining outstanding 9 1/4% notes at a price of 101% of the principal amount thereof, plus accrued and unpaid interest. The change of control offer was completed on June 21, 2002 with approximately $0.1 million of additional 9 1/4% notes being tendered. We permanently reduced borrowings under the term loan by $48.5 million using net proceeds from the sale of AmerCable of approximately $28.3 million and 2002 operating cash flows of approximately $20.2 million.

Description of Our Outstanding Indebtedness

      On March 4, 2004, we completed the offering of $446 million aggregate principal at maturity outstanding notes due in 2014, resulting in gross proceeds of approximately $258.3 million. Interest accrues at a rate of 11 1/4% on the notes in the form of an increase in the accreted value of the notes prior to March 1, 2009. Thereafter, cash interest of 11 1/4% on the notes accrues and is payable semi-annually in arrears on March 1 and September 1 of each year, commencing on September 1, 2009. The notes are structurally subordinated to all existing and future debt and other liabilities of our existing and future subsidiaries, including AMI and Holdings. The indenture governing the outstanding notes contains restrictive covenants that, among other things, limit our ability, and the ability of our subsidiaries, to incur additional indebtedness, make certain restricted payments, pay dividends or make other distributions or repurchase or redeem our stock, make investments, sell assets, incur liens (except with respect to our subsidiaries), issue capital stock of restricted subsidiaries, enter into agreements restricting our subsidiaries’ ability to pay dividends, enter into sale/leaseback transactions, enter into transactions with affiliates, and consolidate, merge or sell all or substantially all of our assets.

      AMI’s 9 3/4% notes pay interest semi-annually in April and October. The AMI senior credit facility as of January 3, 2004 includes $140.0 million of outstanding term loans due through 2010 that bear interest at the London Interbank Offered Rate (LIBOR) plus 2.75%, payable quarterly, and up to $70 million of available borrowings provided by revolving loans (including a new Canadian subfacility of $15 million), which expire in 2007 and bears interest at LIBOR plus up to 3.00%. Outstanding borrowings on the revolving portion of the AMI senior credit facility totaled $26.2 million at July 3, 2004. No interest was paid on the AMI senior credit facility in the second quarter of 2003 due to the fiscal quarter ending before June 30, 2003. AMI’s payment obligations under the 9 3/4% notes are fully and unconditionally guaranteed, jointly and severally on a senior subordinated basis, by our domestic wholly-owned subsidiaries: Gentek Holdings, Inc., Gentek Building Products Inc. and Alside, Inc. Alside, Inc. is a wholly owned subsidiary having no assets, liabilities or operations. Gentek Building Products Limited is a Canadian company and does not guarantee the 9 3/4% notes.

      The AMI senior credit facility and the indenture governing the 9 3/4% notes contain restrictive covenants that, among other things, limit our ability to incur additional indebtedness, make loans or advances to subsidiaries and other entities, invest in capital expenditures, sell our assets or declare dividends. In addition, under the AMI senior credit facility, we are required to achieve certain financial ratios relating to leverage, coverage of fixed charges and coverage of interest expense. We were in compliance with these covenants as of July 3, 2004. On an annual basis, we are required to make principal payments on the term loan under the AMI senior credit facility based on a percentage of excess cash flows as defined in the AMI senior credit facility. The payments on the term loan in 2003 and 2002 were sufficient such that no additional principal payments were required under the excess cash flow provision. We record as a current liability those principal payments that are estimated to be due within twelve months under the excess cash flow provision of the credit facility when the likelihood of those payments becomes probable. We may need to refinance all or a portion of our indebtedness on or before their respective maturity dates. There can be no assurance that we will be able to refinance any of our indebtedness on commercially reasonable terms, or at all.

      In connection with the offering of the outstanding notes, on March 18, 2004, AMI amended the AMI senior credit facility. The amendment to the AMI senior credit facility provides, among other things, for the guaranty by AMH of the obligations of AMI and Gentek Building Products Limited under the AMI senior credit facility and the pledge by AMH of the stock of Holdings to secure and guaranty the AMI senior credit facility.

      We guaranteed $3.0 million of a secured note in connection with the sale of a portion of our ownership interest in Amercord. Ivaco, Inc., pursuant to the terms of the note, agreed to indemnify us for 50% of any loss under the guarantee. The guarantee was exercised by Amercord’s lender and we paid approximately $1.2 million in 2003 for our portion of the liability related to this guarantee. We have no further obligations under this guarantee. We retain a right to any collateral proceeds that secure the note; however, we believe that the value of such collateral is not sufficient to cover any significant portion of our liability.

      Because most of our building products are intended for exterior use, sales tend to be lower during periods of inclement weather. Weather conditions in the first quarter of each calendar year usually result in that quarter producing significantly less net sales and net cash flow from operations than in any other period of the year. Consequently, we have historically had small profits or losses in the first quarter and reduced profits from operations in the fourth quarter of each calendar year. To meet seasonal cash flow needs during the periods of reduced sales and net cash flows from operations, we anticipate borrowing under the revolving loan portion of the AMI senior credit facility. We believe that for the foreseeable future cash flows from operations and our borrowing capacity under the AMI senior credit facility will be sufficient to satisfy our obligations to pay principal and interest on our outstanding debt, maintain current operations and provide sufficient capital for presently anticipated capital expenditures. There can be no assurances, however, that the cash generated by us and available under the AMI senior credit facility will be sufficient for these purposes.

Recent Developments

      AMI disclosed operating results for the twelve months ended July 3, 2004 on a pro forma basis, which were prepared as if the acquisition of Gentek had occurred as of the beginning of the twelve month period. On a pro forma basis, net sales, net income, EBITDA and Adjusted EBITDA were $1,052 million, $30.0 million, $99.0 million and $118.0 million, respectively for the twelve months ended July 3, 2004. As compared to net income, EBITDA excludes $26.1 million of interest, $21.1 million of income taxes and $22.0 million of depreciation and amortization. As compared to EBITDA, Adjusted EBITDA excludes merger transaction costs of $3.1 million including investment banking and legal fees incurred by Gentek in conjunction with the acquisition by AMI, a cost of sales expense of $1.4 million related to an inventory fair value adjustment recorded at the time of AMI’s acquisition of Gentek, $0.1 million for certain warranty costs incurred by Gentek related to defects of specific colors of steel siding manufactured between 1992 and 1995 for which AMI has recorded an actuarially determined reserve representing the fair value of the liability at the date of its acquisition by AMI and $14.5 million related to the management bonus paid in connection with the completion on March 4, 2004 of AMH’s offering of the outstanding notes.

      Adjusted EBITDA has not been prepared in accordance with GAAP. Adjusted EBITDA as presented by us may not be comparable to similarly titled measures reported by other companies. Such supplementary adjustments to EBITDA may not be in accordance with current SEC practices or rules and regulations adopted by the SEC that apply to registration statements filed under the Securities Act. As Adjusted EBITDA is not a measure determined in accordance with GAAP, it should not be considered as an alternative to, or more meaningful than, net income (loss) (as determined in accordance with GAAP), as a measure of our operating results or cash flows from operations (as determined in accordance with GAAP). You are therefore cautioned not to place undue reliance on Adjusted EBITDA.

Contractual Obligations

      We have commitments for maturities of long-term debt and future minimum lease payments under noncancelable operating leases, principally for manufacturing and distribution facilities and certain equipment. The following summarizes certain of our scheduled maturities of long-term debt, scheduled interest payments on the 9 3/4% notes and interest payments and unaccreted discount on the outstanding notes as of July 3, 2004, and obligations for future minimum lease payments under non-cancelable operating leases as of January 3, 2004 and the effect such obligations are expected to have on our liquidity and cash flow in future periods (in thousands):

	Payments Due by Period

		Less Than	2-3	4-5	After
	Total	1 Year	Years	Years	5 Years

Long-term debt(1)(2)	$599,028	—	—	$26,159	$572,869
Interest payments on 9 3/4% notes and interest payments and unaccreted discount on the outstanding notes	$557,706	$16,088	$32,175	$32,175	$477,268
Operating leases(3)	$73,682	$22,324	$29,196	$14,480	$7,682

(1)	Represents principal amounts, but not interest. See Note 6 to the consolidated financial statements for the six months ended July 3, 2004.

(2)	Our long-term debt consists of the AMI senior credit facility, the 9 3/4% notes and the accreted principal on the outstanding notes.

(3)	For additional information on our operating leases, please see Note 12 to the consolidated financial statements for the year ended January 3, 2004 included in this prospectus.

      There can be no assurance that our cash flow from operations, combined with additional borrowings under the AMI senior credit facility, will be available in an amount sufficient to enable us to repay our indebtedness or to fund our other liquidity needs or planned capital expenditures. We may need to refinance all or a portion of our indebtedness on or before their respective maturities. There can be no assurance that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all.

Related Party Transactions

      For information on our related party transactions, please see “Certain relationships and related party transactions.”

Retirement Plans

      Defined benefit pension plans are subject to additional minimum pension liability requirements under Statement of Financial Accounting Standards (“SFAS”) No. 87 — “Employers’ Accounting for Pensions”. We reduced our minimum pension liability by approximately $0.7 million, net of tax and recorded an additional minimum pension liability totaling approximately $4.3 million, net of tax, for our defined benefit pension plans at January 3, 2004 and December 31, 2002, respectively. The adjustments were recorded to stockholder’s equity as a component of accumulated other comprehensive income.

Effects of Inflation

      We believe that the effects of inflation have not been material to our operating results for each of the past three years, including interim periods. Our principal raw materials, vinyl resin, aluminum, and steel have historically been subject to price changes. Raw material pricing on our key commodities continued to increase significantly in the second quarter of 2004. We believe that for the remainder of 2004, vinyl resin prices will decrease slightly based on historical seasonal trends. However, we believe aluminum costs will remain at their current levels or slightly increase for the remainder of 2004. We have announced price increases among all of our product offerings, which we believe will substantially offset the impact of the raw material inflation. While we expect that any additional significant raw material price increases in 2004 will be offset by price increases to our customers, there can be no assurances that we will be able to pass on any future price increases including the announced price increases. At July 3, 2004, we had no raw material hedge contracts in place.

Financial Accounting Standards

      On January 1, 2003, we adopted the provisions of FASB SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections” (“SFAS No. 145”). The provisions of SFAS No. 145 related to the rescission of SFAS No. 4 require that any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods be reclassified and no longer be presented as an extraordinary item. As a result of adopting this standard, we reclassified debt extinguishment costs recorded in the second quarter of 2002. The debt extinguishment costs include $4.9 million for the premium paid to extinguish substantially all of the Successor’s assumed 9 1/4% notes and $2.7 million for the financing fees related to an interim credit facility utilized for the merger transaction with Harvest Partners, which was repaid shortly thereafter.

      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS No. 150”). SFAS No. 150 requires that certain financial instruments, which under previous guidance were accounted for as equity, must now be accounted for as liabilities. The financial instruments affected include mandatorily redeemable preferred stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets and certain obligations that can be settled with shares of stock. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003 and must be applied to our existing financial instruments effective July 1, 2003. On October 29, 2003, the FASB deferred the provisions of paragraphs 9 and 10 and related guidance in the appendices of this pronouncement as they apply to mandatorily redeemable noncontrolling interests. Adoption of the effective or deferred provisions of SFAS No. 150 did not and are expected not to have a material effect on our financial position, results of operations or cash flows.

      In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). Companies were required to adopt the provisions of this interpretation immediately for all new variable interest entities and at the end of the interim period beginning after December 15, 2003 for all variable interest entities in which an enterprise acquired an interest in that entity before February 1, 2003. As we do not have an interest in any variable interest entities, the adoption of this interpretation did not have a material effect on our financial position, results of operations or cash flows.

Application of Critical Accounting Policies

      General. Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. On an ongoing basis, we evaluate our estimates, including those related to customer programs and incentives, bad debts, inventories, warranties and pensions and benefits. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

      We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

      Revenue Recognition. We primarily sell and distribute our products through two channels: direct sales from our manufacturing facilities to independent distributors and dealers and sales to contractors through our company-owned supply centers. Direct sales revenue is recognized when our manufacturing facility ships the product. Sales to contractors are recognized either when the contractor receives product directly from our supply centers or when our supply centers deliver the product to the contractor’s job site. A substantial portion of our sales is in the repair and replacement segment of the building products industry. Therefore, vinyl windows are manufactured to specific measurement requirements received from our customers. Revenues are recorded net of estimated returns, customer incentive programs and other incentive offerings including special pricing agreements, promotions and other volume-based incentives. Revisions to these estimates are charged to income in the period in which the facts that give rise to the revision become known. On contracts involving installation, revenue is recognized when the installation is complete.

      Bad Debt. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. The allowance for doubtful accounts is based on review of the overall condition of accounts receivable balances and review of significant past due accounts. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

      Inventories. We value our inventories at the lower of cost (first-in, first-out) or market. We write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

      Goodwill and Other Intangible Assets. We have accounted for the April 2002 merger transaction and acquisition of Gentek using the purchase method of accounting. The purchase price has been allocated to assets and liabilities based on the fair values of the assets acquired and the liabilities assumed. The excess of cost over fair value of the new identifiable assets has been recorded as goodwill. These allocations have been made based upon valuations and other studies. The Gentek purchase price allocation is preliminary, based on facts currently known to us and is subject to adjustment as the final valuation for the fair value of the warranty liability related to certain steel siding has not been completed. Therefore, the actual allocation of purchase price may differ from the amounts included herein.

      Under the provisions of SFAS No. 142 — “Goodwill and Other Intangible Assets,” goodwill and intangible assets with indefinite useful lives must be reviewed annually for impairment using a fair-value based approach. As we do not have a market for our equity, management performs the annual impairment analysis utilizing a discounted cash flow model, which considers forecasted operating results discounted at an estimated weighted average cost of capital. Given the significant amount of goodwill and other intangible assets as a result of the April 2002 merger transaction and the acquisition of Gentek, any future impairment of the goodwill and other intangible assets could have an adverse effect on our results of operations and financial position. Although we do not anticipate any significant impairment of these assets, the extent of any such future impairment cannot be predicted at this time and is dependent on future operating results.

      Pensions. Our pension costs are developed from actuarial valuations. Inherent in these valuations are key assumptions including discount rates and expected return on plan assets. In selecting these assumptions, we consider current market conditions, including changes in interest rates and market returns on plan assets. Changes in the related pension benefit costs may occur in the future due to changes in assumptions.

      Product Warranty Costs and Service Returns. Consistent with industry practice, we provide to homeowners limited warranties on certain products, primarily related to window and siding product categories. Warranties are of varying lengths of time from the date of purchase up to and including lifetime. Warranties cover product failures such as stress cracks and seal failure for windows and fading and peeling for siding products, as well as manufacturing defects.

      We have various options for remedying product warranty claims including repair, refinishing or replacement and directly incur the cost of these remedies. Warranties also become reduced under certain conditions of time and change in ownership. Liabilities for future warranty costs are provided annually based on our estimate of such future costs using historical trends and sales of products to which such costs relate. Certain metal coating suppliers provide material warranties to us that mitigate the costs incurred by us. Warranty reserves are based on past claims experiences, sales history and other factors. An independent actuary assists us in determining reserve amounts related to significant product failures.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

      We have outstanding borrowings under the term loan and revolving portions of the AMI senior credit facility and may borrow under the revolving credit facility from time to time for general corporate purposes, including working capital and capital expenditures. Interest under the AMI senior credit facility is based on the variable London Interbank Offered Rate (LIBOR). At July 3, 2004, we had borrowings of $140.0 million under the term loan and $26.2 million under the revolving loan portion of the AMI senior credit facility. The effect of a  1/8% increase or decrease in interest rates would increase or decrease total interest expense for the six months ended July 3, 2004 by approximately $0.1 million.

      As of July 3, 2004, AMH had $267.9 million of senior discount notes due 2014 that bear an interest rate of 11 1/4%. Interest accrues at a rate of 11 1/4% on the notes in the form of an increase in the accreted value of the notes prior to March 1, 2009. Thereafter, cash interest of 11 1/4% on the notes accrues and is payable semi-annually in arrears on March 1 and September 1 of each year, commencing on September 1, 2009. AMI has $165.0 million of senior subordinated notes due 2012 that bear a fixed interest rate of 9 3/4%. The fair value of our 11 1/4% and 9 3/4% notes is sensitive to changes in interest rates. In addition, the fair value is affected by our overall credit rating, which could be impacted by changes in our future operating results.

Foreign Currency Exchange Rate Risk

      Our revenues are primarily from domestic customers and are realized in U.S. dollars. However, since the acquisition of Gentek, we now realize revenues from sales made through Gentek’s Canadian distribution centers in Canadian dollars. Our Canadian manufacturing facilities acquire raw materials and supplies from U.S. vendors, which results in foreign currency transactional gains and losses. However, payment terms among Canadian manufacturing facilities and these vendors are short-term in nature. Accordingly, we believe our direct foreign currency exchange rate risk is not material. At July 3, 2004, we had no currency hedges in place.

Commodity Price Risk

      See “Management’s discussion and analysis of financial condition and results of operations — effects of inflation” for a discussion of the market risk related to our principal raw materials, vinyl resin, aluminum and steel.

BUSINESS

Our Business

      We are a leading, vertically integrated manufacturer and North American distributor of exterior residential building products. Our core products are vinyl windows, vinyl siding, aluminum trim coil, aluminum and steel siding and accessories, and vinyl fencing, decking and railing. Vinyl windows and vinyl siding together comprise approximately 60% of our total net sales. These products are generally marketed under the Alside®, Revere® and Gentek® brand names and sold on a wholesale basis to more than 50,000 professional contractors engaged in home remodeling and new home construction principally through our network of North American supply centers. As of July 3, 2004, we had 125 supply centers. Approximately two-thirds of our products are sold to contractors engaged in the home repair and remodeling market with one-third sold to the new construction market. Our supply centers provide “one-stop” shopping to our contractor customers, carrying products, accessories and tools necessary to complete a vinyl window or siding project. In addition, the supply centers provide high quality product literature, product samples and installation training to our customers.

      We believe that the strength of our products and distribution network has developed strong brand loyalty and long-standing relationships with local contractors and has enabled us to gain market share over the last five years. Approximately 70% of our total net sales are generated through our network of supply centers, with the remainder sold to independent distributors and dealers. Due to our vertically integrated distribution strategy, innovative new product development and operational excellence, we have consistently generated sales growth in excess of industry averages. From 1998 to 2003, our Alside division grew its net sales from $357 million to $676 million. We believe that our historical investment in manufacturing and distribution capabilities and our initiatives to reduce costs and enhance operating efficiencies throughout our production, distribution and supply chain provide us with a strong platform for future growth and profitability.

      On August 29, 2003, we acquired all of the issued and outstanding shares of the capital stock of Gentek Holdings, Inc., the parent company of Gentek Building Products, Inc. and Gentek Building Products Limited, collectively referred to as “Gentek”. Gentek manufactures and distributes vinyl windows, vinyl siding, aluminum trim coil and aluminum and steel siding and accessories under the Revere® and Gentek® brand names. Gentek markets its products to professional contractors on a wholesale basis through 12 company-owned distribution centers in the mid-Atlantic region of the United States and 20 company-owned distribution centers in Canada, as well as approximately 200 independent distributors in the United States. We completed the acquisition to expand our presence in the independent distributor market channel, to capitalize on synergy opportunities related to the vertical integration of the metals products manufactured by Gentek and sold in our Alside supply centers, and to benefit from raw material savings from increased purchasing leverage. We intend to maintain a distinct separation of the Revere® and Gentek® brands from our Alside® brand by continuing to offer differentiated product, sales and marketing support.

Industry Overview

      Demand for residential building products is driven by a number of factors, including consumer confidence, availability of credit, new housing starts and general economic cycles. Historically, the demand for repair and remodeling products, where we are primarily focused, has been less cyclical than demand for new home construction and is less sensitive to these factors. Demand for repair and remodeling products is driven by the following:

•	Favorable demographics. The segment of the population age 50 years and above, which favors professionally installed, low maintenance home improvements, is growing. By 2010, this age segment will represent nearly 40% of the United States population.

•	Aging of the housing stock. The median home age increased from 23 years in 1985 to 32 years in 2002, and approximately 60% of the current housing stock was built prior to 1980.

•	Increase in average home size. The average home size increased over 25% from 1,785 square feet in 1985 to 2,320 square feet in 2002.

•	Favorable mortgage interest rates. Mortgage interest rates during the past few years have been at historically low levels.

      As a result of these drivers, according to the U.S. Census Bureau, total expenditures for residential improvements and repairs increased from $121.9 billion in 1993 to $173.3 billion in 2002.

      Repair and remodeling projects tend to utilize a greater mix of premium products with higher margins than those used in new construction projects.

      Vinyl comprises the largest share of the residential window and siding markets. Vinyl has greater durability, requires less maintenance and provides greater energy efficiency than many competing window and siding products. Vinyl competes with wood and aluminum in the window market and with wood, masonry, fiber cement and metal in the siding market. According to industry reports, based on unit sales, vinyl accounted for approximately 44% of the exterior siding market and approximately 58% of the residential window market in 2001. Vinyl windows have achieved increased acceptance in the new construction market as a result of builders and home buyers recognizing vinyl’s favorable attributes, lifetime cost advantages, the enactment of local legal or building code requirements that mandate more energy efficient windows and the increased development and promotion of vinyl window products by national window manufacturers. Vinyl siding has achieved increased acceptance in the new construction market as builders and home buyers have recognized vinyl’s low maintenance, durability and price advantages. We believe that vinyl windows and vinyl siding will continue to gain market share in the new residential construction market while remaining the preferred product of the remodeling marketplace.

      Aluminum and steel building products complement vinyl window and siding installations. Aluminum soffit, trim coil, and accessories are typically used in vinyl installations to prepare surfaces and provide certain aesthetic features. Aluminum siding is primarily geared toward niche markets in Canada and the United States. Steel siding continues to be an important product for the “hail belt” regions due to steel’s superior resistance to impact damage.

Our Competitive Strengths

      The following competitive strengths have contributed to our growth over the past several years:

      North American Distribution Network of Company-Owned Supply Centers. We believe we are one of only two major vinyl siding manufacturers in the United States that market products primarily through a company-owned distribution network. Our distribution network offers us a dedicated channel compared to most of our competitors who rely on local third party distributors who generally carry an assortment of brands and may not focus on any particular brand. We believe that distributing our products through our North American network of 125 supply centers helps us to: (1) build long-standing customer relationships and Alside®, Revere® and Gentek® brand loyalty; (2) develop comprehensive, customized marketing programs to assist our contractor customers; (3) closely monitor developments in local customer preferences; and (4) ensure product availability through integrated logistics between our manufacturing and distribution. Our supply center network has enabled us to consistently gain market share.

      Broad Product Offering. We offer a diverse mix of vinyl windows, vinyl siding, aluminum and steel siding and accessories, and vinyl fencing, decking and railing products to both the repair and remodeling and new construction markets across all price points: premium, standard and economy. Including our manufactured products and products manufactured by third parties, our supply centers sell more than 2,000 products. Our broad product offering enables us to meet the specialized needs of our customers and diversify our sales across all segments of the market. Most of these products are sold under the Alside®, Revere® and Gentek® brands and are recognized for their quality and durability. Alside’s product offering includes the well-known UltraMaxx, Excalibur, Centurion and Alpine vinyl window products and the Charter Oak, Preservation, Seneca, Conquest and Landscape vinyl siding products. Our Revere® product offering includes Sovereign Select, Bennington, Fair Oaks, Berkshire Beaded and Amherst vinyl siding products, Cedarwood steel products and the Advantage, Signature and Concord vinyl window products. Our Gentek product offering includes Sequoia Select, Northern Forest, Signature Supreme, Advantage III and Concord vinyl siding products, Driftwood steel products and Deluxe aluminum products.

      Low-Cost and Vertically Integrated Operations. We believe that we are a low-cost manufacturer as a result of our manufacturing expertise, state-of-the-art technology and economies of scale. During the last several years we have made significant investments in our manufacturing facilities, which have resulted in improved operating efficiencies and increased capacity for meeting future growth needs. Within our window operations, our ability to produce vinyl extrusions, coupled with our high-speed welding and cleaning equipment, provides us with cost and quality advantages over other vinyl window manufacturers.

Business Strategy

      We seek to distinguish ourselves from other suppliers of residential building products and to sustain our profitability momentum through a business strategy focused on the following:

      Increase Sales at Existing Supply Centers. We plan to increase sales at each of our supply centers by continuing to: (1) enhance the vinyl window and siding product offering and expand third party products to offer a comprehensive package to appeal to a broad range of market segments; (2) utilize our highly trained sales force to maximize opportunities with existing customers and identify and capture new customers; and (3) allow supply centers to quickly respond to local market dynamics and take advantage of local market opportunities.

      Expand Supply Center Network. Over the past five years, we have opened 26 company-owned supply centers. Through our acquisition of Gentek, we added 33 company-owned supply centers to our existing distribution network. We will continue to open additional supply centers in markets where we already have a presence, allowing us to gain additional market share in these attractive markets.

      Increase Sales through Independent Distribution. As a result of our Gentek acquisition, we added over 200 new independent specialty distributor accounts, giving us nearly 250 such accounts on a combined basis. We intend to grow sales to this channel through differentiated products, brands, and marketing support.

      Realize Synergies from Gentek Acquisition. The Gentek acquisition has provided us with a number of significant cost savings and other operational opportunities, including increased purchasing leverage, insourcing of distributed metal products and operational best practices. We believe that the Gentek acquisition will provide us with synergy opportunities of approximately $11 million over the next two years. We have implemented many of the actions necessary to drive these opportunities and expect to realize $6.0 million of the benefits in 2004 and the remainder by the end of 2005.

      Develop Innovative Products. We plan to capitalize on our vinyl manufacturing expertise by continuing to develop and introduce innovative new products that offer performance, cost and other advantages. These efforts have led to several new product introductions in recent years including Preservation, the first bundled vinyl window and siding program in the industry; CenterLock, a vinyl siding product with a unique locking mechanism; Landscape, an economy vinyl siding product with enhanced rigidity providing the appearance of a higher end product; Charter Oak XL, an extended length vinyl siding product providing reduced installation seams; Pelican Bay, a shake and scallop accent offering in siding-matching colors; Sheffield, a fully featured vinyl window featuring a true sloped sill; Progressive Casement, a vinyl window featuring a narrow mainframe and factory mulled construction; and Swing and Clean, a vinyl sliding window engineered to maximize ventilation and provide easy cleaning. Our frequent customer contact and strong customer relationships provide valuable insight into the latest consumer and end-user product preferences.

      Increase Focus on other Distributed Products. We will continue to focus on maximizing incremental revenue and margin opportunities from products which we do not manufacture. As part of this strategy, we plan to identify additional products to sell through our supply centers to better serve our contractor customers. In addition, we intend to leverage our purchasing power by continuing to centralize the purchasing decisions for high-volume distributed products.

      Drive Operational Excellence. We will continue to capitalize on opportunities to reduce costs, increase customer service levels and reduce lead times. We have historically identified similar opportunities and have subsequently executed strategic initiatives that have resulted in increased profitability and revenue growth. For example, in 2000 and 2001 we targeted process efficiency opportunities in our window operations through system upgrades, flow realignment, and personnel-related initiatives. The successful implementation of this strategy raised on-time deliveries to over 98% during a period of unit volume increases of over 48%. In 2002 and 2003, we successfully initiated these same process improvements at our Alpine facility, raising on-time deliveries to approximately 97% during a period of unit volume increases of over 78%. In 2002 and 2003, we also initiated system improvements and logistics enhancements at our siding plants, resulting in delivery time reductions of over 25% and scrap rate reductions of over 30% from 2002 to 2003.

Products

      Our principal product offerings are vinyl windows, vinyl siding, aluminum trim coil, aluminum and steel siding and accessories, and vinyl fencing, decking and railing. Vinyl windows and vinyl siding together comprise approximately 60% of our net sales.

      We manufacture and distribute windows in the premium, standard and economy categories, primarily under the Alside®, Revere®, and Gentek® brand names. Vinyl window quality and price vary across categories and are generally based on a number of differentiating factors including method of construction and materials used. Premium and standard windows are primarily geared towards the repair and remodeling segment, while economy products are typically used in new construction applications. Our vinyl windows are available in a broad range of models, including fixed, double and single hung, horizontal sliding, casement and decorative bay and bows, as well as patio doors. All of our windows are made to order and are custom-fitted to existing window openings. Additional features include frames that do not require painting, tilt-in sashes for easy cleaning, and high-energy efficiency glass packages. Most models offer multiple finish and glazing options, and substantially all are accompanied by a limited lifetime warranty. Key offerings include Excalibur®, a fusion-welded window featuring a slim design; Performance SeriesTM, a new construction product with superior strength and stability; and UltraMaxx®, an extra-thick premium window available in light oak, dark oak and cherry woodgrain interior finishes.

      We manufacture and distribute vinyl siding and related accessories in the premium, standard and economy categories, primarily under the Alside®, Revere® and Gentek® brand names. Vinyl siding quality and price vary across categories and are generally based on rigidity, thickness, resistance to deflection and ease of installation, as well as other factors. Premium and standard siding products are primarily geared towards the repair and remodeling segment, while economy products are typically used in new construction applications. Our vinyl siding is textured to simulate wood lap siding or shingles and is available in clapboard, Dutch lap and board-and-batten styles. Products are available in a wide palette of colors to satisfy individual aesthetic tastes. We also offer specialty siding products such as shakes and scallops, beaded siding, extended length siding and variegated siding. Our product line is complemented by a broad array of color and style-matched accessories, including soffit, fascia and other components, which enable easy installation and provide numerous appearance options. All of our siding products are accompanied by limited 50 year to lifetime warranties. Key offerings include Charter Oak®, a premium product whose exclusive TriBeamTM design system provides superior rigidity; Centerlock®, an easy-to-install product designed for maximum visual appeal; and Landscape®, an economy product featuring a premium look.

      Our metal offerings include aluminum trim coil and flatstock, as well as aluminum and steel siding and accessories. These products are available in a broad assortment of colors, styles and textures and are color-matched to vinyl and other metal product lines.

      We manufacture a broad range of painted and vinyl coated aluminum trim coil and flatstock for application in siding projects. Our innovative Color Clear ThroughTM program matches eleven core colors across our vinyl, aluminum and steel product lines, as well as those of other siding manufacturers. Trim coil and flatstock products are installed in most siding projects, whether vinyl, brick, wood, stucco, or metal, and are used to seal exterior corners, fenestration and other areas. These products are typically formed on site to fit such surfaces. As a result, due to its superior pliability, aluminum remains the preferred material for these products and is rarely substituted for by other materials. Trim coil and flatstock represented a majority of our metal product sales since the date of the Gentek acquisition.

      We offer a wide range of metal siding and accessories, with special features including multi-colored paint applications, which replicate the light and dark tones of the grain in natural wood. Steel siding and accessories are generally marketed in “hail belt” regions due to steel’s superior resistance to impact damage. We offer steel siding in a full complement of profiles including 8”, vertical and Dutch lap. We manufacture aluminum siding and accessories in economy, standard and premium grades in a broad range of profiles to appeal to various geographic and contractor preferences. While aluminum siding sales are limited to niche markets, aluminum accessories enjoy popularity in vinyl siding applications, particularly in Canada. All aluminum soffit colors match or complement our core vinyl siding colors, as well as those of several of our competitors.

      A summary of our window and siding product offerings is presented in the table below according to our product line classification:

Product Line	Window	Vinyl Siding	Steel Siding	Aluminum Siding

Premium	Advantage North American Preservation Sheffield UltraMaxx	Berkshire Bennington Board and Batten Centennial CenterLock Charter Oak Northern Forest Preservation Sequoia Sovereign Williamsport	Cedarwood Driftwood SuperGuard SteelTek SteelSide Universal	Cedarwood Deluxe Vin.Al.Wood
Standard	Alpine 8000 Series Excalibur Geneva Signature	Advantage Plus Advantage III Amherst Concord Fair Oaks Odyssey Plus Seneca Signature Supreme Somerville III
Economy	Alpine 7000 Series Centurion Concord New Construction Performance Series	Aurora Conquest Driftwood Landscape		Woodgrain

      We produce vinyl fencing, decking and railing under the brand name UltraGuard®, consisting of both agricultural and residential vinyl fencing. We primarily market our fencing, decking and railing through independent dealers. In 2003, we sold our assets related to vinyl garage doors and discontinued this product line. Sales of garage doors were less than 1% of total net sales in 2003.

      To complete our line of exterior residential building products, we also distribute building products manufactured by other companies. These products include roofing materials, insulation, and installation equipment and tools.

Marketing and Distribution

      We market exterior residential building products to more than 50,000 professional home improvement and new construction contractors primarily through a North American distribution network of 125 supply centers. Traditionally, most windows and siding are sold to the home remodeling marketplace through independent distributors. We believe that we are one of only two major vinyl window and siding manufacturers that markets their products primarily through company-owned distribution centers. Approximately 70% of our total net sales are made through our supply centers.

      We believe that distributing products through our supply centers provides us with certain competitive advantages such as (a) building long-standing customer relationships; (b) developing comprehensive, customized marketing programs to assist our customer contractors; (c) closely monitoring developments in local customer preferences; and (d) ensuring product availability through integrated logistics between our manufacturing and distribution facilities. Our customers look to their local supply center to provide a broad range of specialty product offerings in order to maximize their ability to attract remodeling and homebuilding customers. Many have established long-standing relationships with their local supply center based on individualized service and credit terms, quality products, timely delivery, breadth of product offerings, strong sales and promotional programs and competitive prices. We support our contractor customer base with marketing and promotional programs that include product sample cases, sales literature, product videos and other sales and promotional materials. Professional contractors use these materials to sell remodeling construction services to prospective customers. The customer generally relies on the professional contractor to specify the brand of siding or window to be purchased, subject to the customer’s price, color and quality requirements. Our daily contact with our contractor customers also enables us to closely monitor activity in each of the remodeling and new construction markets in which we compete. This direct presence in the marketplace permits us to obtain current local market information, providing us with the ability to recognize trends in the marketplace earlier and adapt our product offerings on a location-by-location basis.

      We believe that our supply centers provide “one-stop shopping” to meet the specialized needs of our contractor customers by distributing more than 2,000 building and remodeling products, including a broad range of company-manufactured vinyl windows, vinyl siding, aluminum trim coil, aluminum and steel siding and accessories, and vinyl fencing, decking and railing, as well as products manufactured by third parties. We believe that our ability to provide a broad range of products is a key competitive advantage because it allows our contractor customers, who often install more than one product type, to acquire multiple products from a single source. In addition, we have historically achieved economies of scale in sales and marketing by developing integrated multiple product programs on the national, regional and local levels. For example, in 2000 we introduced Preservation as the industry’s first bundled premium window and siding marketing program.

      Each of our supply centers is evaluated as a separate profit center, and compensation of supply center personnel is based in part on the supply center’s operating results. Decisions to open new supply centers, and to close or relocate existing supply centers, are based on our continuing assessment of market conditions and individual location profitability. Over the past five years, we have opened 26 Alside-owned supply centers. Through our recent acquisition of Gentek, we added 33 company-owned supply centers to our existing distribution network. We have developed formal training and recruiting programs for supply center personnel, which we expect will improve our ability to staff new locations.

      Through many of our supply centers, we provide full-service product installation of our vinyl siding products, principally to new homebuilders who value the importance of installation services. We also provide installation services for vinyl replacement windows through several of our supply centers.

      We also sell the products we manufacture directly to dealers and distributors, many of which operate in multiple locations. Independent distributors comprise the industry’s primary market channel for the types of products that we manufacture and, as such, remain a key focus of our marketing activities. We provide these customers with distinct brands and differentiated product, sales and marketing support. Our distribution partners are carefully selected based on their ability to drive sales of our products, high customer service levels and other performance factors. We believe that our strength in independent distribution provides us with a high level of operational flexibility because it allows us to penetrate key markets without deploying the necessary capital to establish a company-owned supply center. Sales to independent distributors account for approximately 30% of our net sales. Despite their aggregate lower percentage of total sales, our largest individual customers are our large direct dealers and independent distributors. No single customer accounted for 5% or more of our 2003 net sales.

Manufacturing

      We fabricate vinyl windows at our facilities in Cuyahoga Falls, Ohio, Bothell, Washington, Cedar Rapids, Iowa, Kinston, North Carolina, Richmond, Virginia and London, Ontario. We manufacture our vinyl siding products at our facilities in Ennis and Freeport, Texas and Burlington, Ontario. We operate a vinyl extrusion facility in West Salem, Ohio. Our window fabrication plants in Cuyahoga Falls, Ohio, Kinston, North Carolina and Cedar Rapids, Iowa each use vinyl extrusions manufactured by the West Salem, Ohio extrusion facility for a portion of their production requirements and utilize high speed welding and cleaning equipment for their welded window products. By internally producing a portion of our vinyl extrusions, we believe we achieve significant cost savings and higher product quality compared to purchasing these materials from third-party suppliers. Our Alside Northwest facility produces our glass inserts, but has a long-term contract to purchase our vinyl extrusions from a third-party supplier. We also have two metals manufacturing facilities located in Woodbridge, New Jersey and Pointe Claire, Quebec. We believe that we have adequate capacity (including our expansion plans) to meet our sales expectations for the foreseeable future.

      Our window plants generally operate on a single shift basis utilizing both a second shift and increased numbers of leased production personnel to meet higher seasonal needs. Our vinyl extrusion plants generally operate on a three-shift basis to optimize equipment productivity and utilize additional equipment to increase capacity to meet higher seasonal needs.

Raw Materials

      The principal raw materials used by us are vinyl resin, aluminum, steel, resin stabilizers and pigments, packaging materials, window hardware, and glass, all of which are available from a number of suppliers. We have a contract with our resin supplier to supply substantially all of our vinyl resin requirements and believe that other suppliers could also meet our requirements. This contract will expire in December 2006. The price of vinyl resin has been, and will likely continue to be, volatile. We generally have been able to pass through price increases in raw materials to our customers. The price of vinyl resin increased during 2003. We implemented price increases in 2003 to substantially offset the increases in vinyl resin prices. Raw material pricing on our key commodities continued to increase significantly in the second quarter of 2004. We believe that for the remainder of 2004, vinyl resin prices will decrease slightly based on historical seasonal trends. However, we believe aluminum costs will remain at their current levels or slightly increase for the remainder of 2004. We have announced price increases among all of our product offerings, which we believe will substantially offset the impact of the raw material inflation. While we expect that any additional significant raw material price increases in 2004 will be offset by price increases to our customers, there can be no assurances that we will be able to pass on any future price increases including the announced price increases.

Competition

      Except for Owens Corning, we believe that no company within the exterior residential building products industry competes with us on both the manufacturing and distribution levels. There are, however, numerous small and large manufacturers of exterior residential products, some of which are larger in size and have greater financial resources than us. We compete with Owens Corning and numerous large and small distributors of building products in our capacity as a distributor of these products. We believe that we have approximately 11% of the U.S. vinyl siding market and approximately 22% of the Canadian vinyl siding market. We believe that we are one of the largest manufacturers in the highly fragmented North

American market for vinyl windows. We believe that the window fabrication industry will continue to experience consolidation due to the increased capital requirements for manufacturing welded vinyl windows. The trend towards welded windows, which require more expensive production equipment as well as more sophisticated information systems, has driven these increased capital requirements. We generally compete on price, product performance, and sales and service support. We also face competition from alternative materials: wood and aluminum in the window market, and wood, masonry and fiber cement in the siding market. An increase in competition from other building product manufacturers and alternative building materials may adversely impact our business and financial performance.

Seasonality

      Because most of our building products are intended for exterior use, sales tend to be lower during periods of inclement weather. Weather conditions in the first quarter of each calendar year usually result in that quarter producing significantly less sales revenue than in any other period of the year. Consequently, we have historically had small profits or losses in the first quarter and reduced profits from operations in the fourth quarter of each calendar year.

Backlog

      We do not have material long-term contracts. Vinyl window orders are generally filled within 14 days of receipt. Our backlog is subject to fluctuation due to various factors, including the size and timing of orders for our products and is not necessarily indicative of the level of future sales.

Acquisitions and Divestitures

      On August 29, 2003, we acquired all of the issued and outstanding shares of the capital stock of Gentek. For additional information on our acquisition of Gentek, please see “Unaudited Pro Forma Condensed Consolidated Financial Data — Previous Transactions.”

      On March 16, 2002, we entered into a merger agreement with Associated Materials Holdings Inc. and its wholly owned subsidiary, Simon Acquisition Corp. The merger agreement provided for the acquisition of all shares of AMI’s then outstanding common stock by Simon Acquisition Corp. through a cash tender offer of $50.00 per share. The merger agreement also required that we commence a tender offer to purchase all of our then outstanding 9 1/4% senior subordinated notes (“9 1/4% notes”). On April 19, 2002, the cash tender offer for our then outstanding common stock and the cash tender offer for approximately $74.0 million of our then outstanding 9 1/4% notes was completed. Simon Acquisition Corp. was then merged with and into AMI with AMI continuing as a privately held, wholly owned subsidiary of Holdings. The completion of the aforementioned transactions constitute the April 2002 merger transaction. Holdings is controlled by Harvest Partners, Inc. and its affiliates. The purchase consideration, financing costs, tender offer of $74.0 million of 9 1/4% notes and debt extinguishment costs of $7.6 million were financed through: (1) the issuance of $165 million of 9 3/4% Senior Subordinated Notes due 2012, which we refer to as the 9 3/4% notes, (2) $125 million from a new $165 million credit facility, which we refer to as the AMI senior credit facility, (3) $164.8 million cash contribution from Holdings and (4) cash of approximately $6.3 million, representing a portion of our total cash of $6.8 million on hand at the time of the acquisition.

      On June 24, 2002, we completed the sale of our AmerCable division to AmerCable Incorporated, a newly formed entity controlled by members of AmerCable’s management and Wingate Partners III, L.P., for cash proceeds of approximately $28.3 million and the assumption of certain liabilities pursuant to an asset purchase agreement dated as of the same date. We used the net proceeds to repay a portion of our credit facility. AmerCable was, at the time, a leading manufacturer of specialty electrical cable products primarily used in the mining, marine and offshore drilling industries. In 2001, AmerCable accounted for approximately 12% of our total net sales.

Trademarks, Patents and Other Intangible Assets

      We have registered and nonregistered trade names and trademarks covering the principal brand names and product lines under which our products are marketed. The allocation of purchase price from the April 2002 merger transaction resulted in $98.7 million in trademarks and trade names of which $24.0 million have remaining useful lives of 15 years and $74.7 million have indefinite lives. The indefinite lived trademark and trade name consist of one trademark and the Alside® trade name. The allocation of purchase price also resulted in $6.8 million of patents with estimated useful lives of 10 years. We have obtained patents on certain claims associated with our siding, fencing, decking and railing products, which we believe distinguish Alside’s products from those of our competitors. The allocation of purchase price from the acquisition of Gentek resulted in an allocation of $10.7 million to trade names and trademarks of which $4.3 million have remaining lives of 15 years and $6.4 million have indefinite lives. The allocation of purchase price also resulted in $4.5 million to customer lists and $1.1 million to Gentek’s order backlog. The customer lists are being amortized over 2 to 9 years and the order backlog was fully amortized in 2003 as the backlog was fulfilled subsequent to the date of the acquisition.

Government Regulation and Environmental Matters

      We are subject to various U.S. and Canadian environmental statutes and regulations, including laws and regulations addressing materials used in the manufacturing of our products. In addition, our operations are subject to various U.S. and Canadian environmental statutes and regulations, including those relating to materials used in our products, discharge of pollutants into the air, water and soil, treatment, transport, storage and disposal of solid and hazardous wastes, and remediation of soil and groundwater contamination. Such laws and regulations may also impact the availability of materials used in manufacturing our products. From time to time, our facilities are subject to investigation by governmental regulators. We believe we are in material compliance with applicable environmental requirements, and do not expect these requirements to result in material expenditures in the foreseeable future.

      We entered into a Consent Order dated August 25, 1992 with the United States Environmental Protection Agency requiring corrective action associated with the use of hazardous waste storage facilities at our Akron, Ohio site location. The effects of the past practices at this site are continuing to be investigated. We believe that USX, the former owner, bears responsibility for substantially all of the direct costs of corrective action at these facilities under the relevant purchase contract terms and under statutory and common law. To date, USX has reimbursed us for substantially all of the direct costs of corrective action at these facilities. We expect that USX will continue to reimburse us. Payments, however, may not continue to be made by USX or USX may not have adequate financial resources to fully reimburse us for these costs.

      For additional information regarding pending proceedings relating to environmental matters, please see “— Legal proceedings.”

Employees

      Our employment needs vary seasonally with sales and production levels. As of January 3, 2004, we had approximately 3,173 full-time employees, including approximately 1,706 hourly workers. The following plants are unionized manufacturing facilities: (1) the West Salem, Ohio plant, employing approximately 125 covered workers; (2) the Woodbridge, New Jersey plant, employing approximately 98 covered workers; and (3) the Pointe Claire, Quebec, plant and London and Burlington, Ontario plants, covering approximately 295 hourly workers. Additionally, approximately 60 hourly workers in certain U.S. supply center locations are covered by collective bargaining agreements. Approximately 4% of our employees are covered by collective bargaining agreements that expire within one year. We consider our labor relations to be good.

      We utilize leased employees to supplement our own workforce at our vinyl window fabrication plants. We believe that the employee leasing program provides us with scheduling flexibility for seasonal production requirements. The aggregate number of leased employees in the window plants ranges from approximately 300 to 650 people based on seasonality.

Financial Information About Geographic Areas

      Prior to the acquisition of Gentek in August 2003, all of our business was conducted in the United States. Currently, all of our operations are located in the United States and Canada. Revenue from external customers in foreign countries was approximately $51 million in 2003 and was primarily derived from customers in Canada. Our remaining revenue totaling $729 million was derived from U.S. customers. At January 3, 2004, long-lived assets totaled approximately $36 million in Canada and $461 million in the United States. We are exposed to risks inherent in any foreign operation, including foreign exchange rate fluctuations. For further information on foreign currency exchange risk, see “Management’s discussion and analysis of financial condition and results of operations — Quantitative and qualitative disclosures about market risk — foreign currency exchange rate risk.”

Properties

      Our operations include both owned and leased facilities as described below:

Location	Principal Use	Square Feet

Cuyahoga Falls, Ohio	Associated Materials Incorporated Headquarters	70,000
Pepper Pike, Ohio	Former Gentek Corporate Headquarters	8,000	(1)
Cuyahoga Falls, Ohio	Vinyl Windows, Vinyl Fencing, Decking and Railing	577,000
Bothell, Washington	Vinyl Windows	159,000	(1)
Cedar Rapids, Iowa	Vinyl Windows	128,000	(1)
Kinston, North Carolina	Vinyl Windows	319,000	(1)
London, Ontario	Vinyl Windows	60,000
Richmond, Virginia	Vinyl Windows	60,000	(1)
Burlington, Ontario	Vinyl Siding Products	394,000	(2)
Ennis, Texas	Vinyl Siding Products	301,000
Freeport, Texas	Vinyl Siding Products	120,000
West Salem, Ohio	Vinyl Window Extrusions, Vinyl Fencing, Decking and Railing	173,000
Pointe Claire, Quebec	Metal Products	289,000
Woodbridge, New Jersey	Metal Products	318,000	(1)

(1)	Leased facilities.

(2)	We lease a portion of our warehouse space in this facility.

      Management believes that our facilities are generally in good operating condition and are adequate to meet anticipated requirements in the near future.

      We also operate 125 supply centers in major metropolitan areas throughout the United States and Canada. Except for one owned location in Akron, Ohio, we lease our supply centers for terms generally ranging from five to seven years with renewal options. The supply centers range in size from 6,000 square feet to 50,000 square feet depending on sales volume and the breadth and type of products offered at each location.

      The leases for Alside’s window plants expire in 2011 for the Bothell location and in 2005 for the Cedar Rapids and Kinston locations. Each lease is renewable at our option for an additional five-year period. The lease for Gentek’s former corporate headquarters expires in 2005. The lease for Gentek’s

Burlington location expires in 2014. The lease for Gentek’s Woodbridge location expires in 2009 and is renewable for an additional five-year period. The lease for Gentek’s Richmond location expires in 2007.

Legal Proceedings

      We are involved from time to time in litigation arising in the ordinary course of our business, none of which, after giving effect to our existing insurance coverage, is expected to have a material adverse effect on us. From time to time, we are involved in a number of proceedings and potential proceedings relating to environmental and product liability matters.

      Certain environmental laws, including the federal Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended (“CERCLA”), and comparable state laws, impose strict, and in certain circumstances joint and several, liability upon specified responsible parties, which include certain former owners and operators of waste sites designated for clean up by environmental regulators. A facility initially owned by USX and subsequently owned by us in Lumber City, Georgia, which is now owned by Amercord, is subject to a Consent Order entered into by Amercord with the Georgia Department of Natural Resources in 1994. We are not a party to the Consent Order. We understand that soil and groundwater in certain areas of the site (including in the area of two industrial waste landfills) are being investigated under CERCLA by the United States Environmental Protection Agency to determine whether remediation of those areas may be required and whether the site should be listed on the state or federal list of priority sites requiring remediation. Amercord, the current site owner, does not have adequate financial resources to carry out additional remediation that may be required, and if substantial remediation is required, claims may be made against us, which could result in material expenditures. If costs related to the remediation of this site are incurred, we and USX have agreed to share in those costs; however, there can be no assurance that USX can or will make the payments.

      The Woodbridge, New Jersey facility is currently the subject of an investigation and/or remediation before the New Jersey Department of Environmental Protection, or NJDEP, for Gentek Building Products, Inc., or Gentek U.S. (Woodbridge, Middlesex County, ISRA Case No. E20030110). This facility is currently leased by Gentek U.S. Previous operations at the facility resulted in soil and groundwater contamination in certain areas of the property. In 1999, the property owner and Gentek U.S. signed a remediation agreement with NJDEP, pursuant to which the property owner and Gentek U.S. agreed to continue an investigation/remediation that had been commenced pursuant to a Memorandum of Agreement with NJDEP. Under the remediation agreement, NJDEP required posting of $250,000 in a remediation funding source, half of which was provided by Gentek U.S. under a self-guaranty. Investigations at this facility are ongoing and we cannot currently determine the amount of any cleanup costs that may be associated with this facility.

      The same Woodbridge, New Jersey facility was the subject of a prior investigation and remediation before NJDEP, under ISRA Case No. 94359. On February 1, 2000, NJDEP issued a no further action letter and covenant not to sue, relying in part on the establishment of a 60-year duration Classification Exception Area, or CEA and Wellhead Restriction Area, or WRA, for a discrete area of the facility. By reason of this approval, Gentek U.S. has certain responsibilities imposed by law and/or agreement to monitor the extent of contamination at the facility in the area of, and for the duration of, the CEA and WRA. We do not anticipate that those responsibilities will lead to material expenditures in the future.

      We handle other environmental claims in the ordinary course of business and maintain product liability insurance covering certain types of claims. Although it is difficult to estimate our potential exposure to these matters, we believe that the resolution of these matters will not have a material adverse effect on our financial position, results of operations or liquidity.

THE EXCHANGE OFFER

Background and Purpose of the Exchange Offer

      We issued the outstanding notes on March 4, 2004, in a private placement to a limited number of qualified institutional buyers and to persons in offshore transactions in reliance on Regulation S. In connection with this issuance, we entered into the indenture and the registration rights agreement, pursuant to which we agreed to, subject to certain exceptions:

•	no later than 90 days after the issuance of the outstanding notes, file a registration statement with the SEC with respect to a registered exchange offer to exchange the outstanding notes for exchange notes having terms identical in all material respects to the notes (except that the exchange notes will not contain terms with respect to transfer restrictions or Additional Interest (as defined));

•	use our reasonable best efforts to cause the registration statement to become effective under the Securities Act within 210 days after the issuance of the outstanding notes; and

•	complete the exchange offer within 40 days after the date on which the exchange offer registration statement is declared effective.

      The exchange notes will be accepted for clearance through DTC, Clearstream, Luxembourg and the Euroclear System with a new CUSIP and ISIN number and common code. All of the documentation prepared in connection with the exchange offer will be made available at the offices of Wilmington Trust Company, our exchange agent.

      A copy of the registration rights agreement has been filed as an exhibit herewith.

      Except as discussed below, upon the consummation of the exchange offer, we will have no further obligations to register your outstanding notes. As soon as practicable after 5:00 p.m., New York City time on                     , 2004, unless we decide to extend this expiration date, the exchange offer will be consummated when we:

•	accept for exchange your outstanding notes tendered and not validly withdrawn pursuant to the exchange offer; and

•	deliver to the trustee for cancellation all your outstanding notes accepted for exchange and issue to you exchange notes equal in principal amount to the principal amount of the outstanding notes surrendered by you.

      Each broker dealer that receives exchange notes for its own account in exchange for outstanding notes, where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

Representations

      We need representations from you before you can participate in the exchange offer. To participate in the exchange offer, we require that you represent to us that:

•	you are acquiring the exchange notes in the ordinary course of your business;

•	neither you nor any other person acting on your behalf is engaging in or intends to engage in a distribution of your exchange notes;

•	neither you nor any other person acting on your behalf has an arrangement or understanding with any person to participate in the distribution of the exchange notes;

•	neither you nor any other person acting on your behalf is an “affiliate” of us or any of our subsidiaries, as defined under Rule 405 of the Securities Act; and

•	if you or any other person acting on your behalf is a broker-dealer, you will receive exchange notes for your own account in exchange for your outstanding notes that were acquired as a result of market-making activities or other trading activities, and you acknowledge that you will deliver a prospectus in connection with any resale of your exchange notes.

Resale of the Exchange Notes

      Based on interpretations by the SEC’s staff, as set forth in no-action letters issued to third parties, including Exxon Capital Holdings Corporation, SEC No-Action Letter (available May 13, 1988), Morgan Stanley & Co. Incorporated, SEC No-Action Letter (available June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (available July 2, 1993), we believe that the exchange notes issued under the exchange offer in exchange for the outstanding notes may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act unless the holder:

•	acquired the exchange notes other than in the ordinary course of the holder’s business;

•	the holder has an arrangement with any person to engage in the distribution of exchange notes;

•	is an “affiliate” of ours within the meaning of Rule 405 under the Securities Act; or

•	is a broker-dealer who purchased outstanding notes directly from us for resale under Rule 144A or Regulation S or any other available exemption under the Securities Act.

      Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the exchange notes cannot rely on this interpretation by the SEC’s Staff and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where such outstanding notes were acquired by such broker-dealer as a result of market making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.” Broker-dealers who acquired outstanding notes directly from us and not as a result of market making activities or other trading activities may not rely on the SEC’s Staff’s interpretations discussed above or participate in the exchange offer and must comply with the prospectus delivery requirements of the Securities Act in order to sell the outstanding notes.

Terms of the Exchange Offer

      We will accept any validly tendered outstanding notes which are not withdrawn before 5:00 p.m., New York City time, on the expiration date. Exchange notes will be issued in denominations of $1,000 principal amount and integral multiples of $1,000 in exchange for each $1,000 principal amount of outstanding notes. You may tender some or all of your outstanding notes in the exchange offer.

      The form and terms of the exchange notes will be the same as the form and terms of your outstanding notes except that:

•	the exchange notes bear a different CUSIP number from the outstanding notes;

•	do not include rights to registration under the Securities Act; and

•	the exchange notes have been registered under the Securities Act and will not bear a legend restricting their transfer.

      The exchange notes will evidence the same indebtedness as the outstanding notes, which they replace. The exchange notes will be issued under, and be entitled to the benefits of, the same indenture that authorized the issuance of the outstanding notes. As a result, both the exchange notes and the outstanding notes will be treated as a single class of debt securities under the indenture and together are considered a “Series” of securities under the indenture. The exchange offer does not depend upon any minimum aggregate principal amount of outstanding notes being surrendered for exchange.

      This prospectus, together with the letter of transmittal you received with this prospectus, is being sent to you and to others believed to have beneficial interests in the outstanding notes. You do not have any appraisal or dissenters’ rights under the General Corporation Law of the State of Delaware or under the indenture governing your outstanding notes. We intend to conduct the exchange offer in compliance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC.

      We will have accepted your validly tendered outstanding notes when we have given oral or written notice to the exchange agent, which will occur as soon as practicable after the expiration date. The exchange agent will act as agent for you for the purpose of receiving the exchange notes from us. If we do not accept your tendered outstanding notes for exchange because of an invalid tender or other valid reason, we will return the certificates, if any, without expense, to you as promptly as practicable after the expiration date. Certificates, if any, for exchange notes will likewise be sent to you as promptly as practicable following our acceptance of the tendered outstanding notes following the expiration date.

      You will not be required to pay brokerage commissions, fees or transfer taxes in the exchange of your outstanding notes. We will pay all charges and expenses other than any taxes you may incur in connection with the exchange offer.

      In consideration for issuing the exchange notes as contemplated in this prospectus, we will receive in exchange the outstanding notes in like principal amount. The outstanding notes surrendered in exchange for the exchange notes will be retired and cancelled and cannot be reissued.

Expiration Date; Extensions; Termination; Amendments

      The exchange offer will expire at 5:00 p.m., New York City time, on                     , 2004, unless we extend the expiration date. In any event, we will hold the exchange offer open for at least 30 days. In order to extend the exchange offer, we will issue a notice by press release or other public announcement before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

      We reserve the right, in our sole discretion:

•	to delay accepting your outstanding notes;

•	to extend the exchange offer;

•	to terminate the exchange offer if any of the conditions have not been satisfied by giving oral or written notice of any delay, extension or termination to the exchange agent; or

•	to amend the terms of the exchange offer in any manner.

      Any delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice to the registered holders. We will give oral notice (promptly confirmed in writing) or written notice of any delay, extension or termination to the exchange agent.

Conditions to the Exchange Offer

      We will decide all questions as to the validity, form, eligibility, acceptance and withdrawal of tendered outstanding notes, and our determination will be final and binding on you. We reserve the absolute right to reject any and all outstanding notes not properly tendered or reject any outstanding notes which would be unlawful in the opinion of our counsel. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular outstanding notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. You must cure any defects or irregularities in connection with tenders of outstanding notes as we determine. Although we intend to notify you of defects or irregularities with respect to tenders of your outstanding notes, we, the exchange agent or any other person will not incur any liability for failure to give any notification. Your tender of outstanding notes will not be deemed to have been made until any defects or irregularities have been cured or waived. Any of your outstanding notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to you, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

      We reserve the right to purchase or make offers for any outstanding notes that remain outstanding after the expiration date or to terminate the exchange offer and, to the extent permitted by applicable law, purchase outstanding notes in the open market, in privately negotiated transactions or otherwise. The terms of any of these purchases or offers could differ from the terms of the exchange offer.

      These conditions are for our sole benefit, and we may assert or waive them at any time or for any reason. Our failure to exercise any of our rights will not be a waiver of our rights.

      We will not accept for exchange any outstanding notes you tender, and no exchange notes will be issued to you in exchange for your outstanding notes, if at that time any stop order is threatened or in effect with respect to the registration statement or the qualification of the indenture relating to the exchange notes under the Trust Indenture Act of 1939. We are required to use every reasonable effort to obtain the withdrawal of any stop order at the earliest possible time.

      In all cases, issuance of exchange notes to you will be made only after timely receipt by the exchange agent of:

•	a book entry confirmation of your outstanding notes into the exchange agent’s account at the book-entry transfer facility or certificates for your outstanding notes;

•	with respect to DTC and its participants, electronic instructions of the holder agreeing to be bound by the letter of transmittal or a properly completed and duly executed letter of transmittal; and

•	all other required documents.

      In the case of outstanding notes tendered by book-entry transfer into the exchange agent’s account at the book-entry transfer facility under the book-entry transfer procedures described below, your non-exchanged outstanding notes will be credited to an account maintained with the book-entry transfer facility. If we do not accept any of your tendered outstanding notes for a valid reason or if you submit your outstanding notes for a greater principal amount than you desire to exchange, we will return any unaccepted or non-exchanged outstanding notes to you at our expense. This will occur as promptly as practicable after the expiration or termination of the exchange offer for your outstanding notes.

      Notwithstanding any other provision of the exchange offer, we will not be required to accept for exchange, or to issue exchange notes to you in exchange for, any of your outstanding notes and may terminate or amend the exchange offer, if at any time before the acceptance of your outstanding notes for exchange or the exchange of the exchange notes for your outstanding notes, we determine, in our sole discretion, that:

•	the exchange offer violates any applicable law, any applicable interpretation of the staff of the SEC or any order of any governmental agency or court of competent jurisdiction;

•	any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer which, in our sole judgment, might materially impair our ability to proceed with the exchange offer or any development has occurred in any existing action or proceeding which may be harmful to us or any of our subsidiaries; or

•	any governmental approval has not been obtained, which we believe, in our sole discretion, is necessary for the consummation of the exchange offer as outlined in this prospectus.

Procedures for Tendering

      Only you may tender your outstanding notes in the exchange offer. Except as stated under “— Book-Entry Transfer,” to tender your outstanding notes in the exchange offer, you must:

•	complete, sign and date the enclosed letter of transmittal, or a copy of it;

•	have the signature on the letter of transmittal guaranteed if required by the letter of transmittal or transmit an agent’s message in connection with a book-entry transfer; and

•	mail, fax or otherwise deliver the letter of transmittal or copy to the exchange agent before the expiration date.

      In addition, either:

•	the exchange agent must receive a timely confirmation of a book-entry transfer of your outstanding notes, if that procedure is available, into the account of the exchange agent at DTC (the “Book-Entry Transfer Facility”) under the procedure for book-entry transfer described below before the expiration date;

•	the exchange agent must receive certificates for your outstanding notes, the letter of transmittal and other required documents before the expiration date; or

•	you must comply with the guaranteed delivery procedures described below.

For your outstanding notes to be tendered effectively, the exchange agent must receive a valid agent’s message through DTC’s Automatic Tender Offer Program, or ATOP system, or a letter of transmittal and other required documents before the expiration date. Delivery of the outstanding notes shall be made by book-entry transfer in accordance with the procedures described below. Confirmation of the book-entry transfer must be received by the exchange agent before the expiration date.

      The term “agent’s message” means a message, transmitted by a book-entry transfer facility to, and received by, the exchange agent forming a part of a confirmation of a book-entry, which states that the book-entry transfer facility has received an express acknowledgment from the participant in the book-entry transfer facility tendering the outstanding securities that the participant has received and agrees:

•	to participate in ATOP;

•	to be bound by the terms of the letter of transmittal; and

•	that we may enforce the agreement against the participant.

      If you do not withdraw your tender before the expiration date, it will constitute an agreement between you and us in compliance with the terms and conditions in this prospectus and in the letter of transmittal.

      THE METHOD OF DELIVERY OF YOUR OUTSTANDING NOTES, A LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT YOUR ELECTION AND RISK. INSTEAD OF DELIVERY BY MAIL, WE RECOMMEND THAT YOU USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, YOU SHOULD ALLOW SUFFICIENT TIME TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. DO NOT SEND A LETTER OF TRANSMITTAL OR OUTSTANDING NOTES DIRECTLY TO US. YOU MAY REQUEST YOUR RESPECTIVE BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES OR NOMINEES TO MAKE THE EXCHANGE ON YOUR BEHALF.

      Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where the outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

Procedure if the Outstanding Notes Are Not Registered in Your Name

      If you are a beneficial owner whose outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you want to tender your outstanding notes, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf. If you want to tender on your own behalf, you must, before completing and executing a letter of transmittal and delivering your outstanding notes, either make appropriate arrangements to register ownership of the outstanding notes in your name or obtain a properly completed bond power or other proper endorsement from the registered holder. We urge you to act immediately since the transfer of registered ownership may take considerable time.

Book-Entry Tender

      The exchange agent will make requests to establish accounts at the book-entry transfer facility for purposes of the exchange offer within two business days after the date of this prospectus. If you are a financial institution that is a participant in the book-entry transfer facility’s systems, you may make book-entry delivery of your outstanding notes being tendered by causing the book-entry transfer facility to transfer your outstanding notes into the exchange agent’s account at the book-entry transfer facility in compliance with the appropriate procedures for transfer. However, although you may deliver your outstanding notes through book-entry transfer at the book-entry transfer facility, you must transmit, and the exchange agent must receive, a letter of transmittal or copy of the letter of transmittal, with any required signature guarantees and any other required documents, except as discussed in the following paragraph, on or before the expiration date or the guaranteed delivery below must be complied with.

      DTC’s ATOP is the only method of processing the exchange offer through DTC. To accept the exchange offer through ATOP, participants in DTC must send electronic instructions to DTC through DTC’s communication system instead of sending a signed, hard copy letter of transmittal. DTC is obligated to communicate those electronic instructions to the exchange agent. To tender your outstanding notes through ATOP, the electronic instructions sent to DTC and transmitted by DTC to the exchange agent must contain the participant’s acknowledgment of its receipt of and agreement to be bound by the letter of transmittal for your outstanding notes.

Signature Requirements and Signature Guarantees

      Unless you are a registered holder who requests that your exchange notes be mailed to you and issued in your name or unless you are a member of or participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program, the Stock Exchange Medallion Program or an “Eligible Guarantor Institution” within the meaning of Rule 17Ad-15 under the Exchange Act, each an “Eligible Institution,” you must guarantee your signature on a letter of transmittal or a notice of withdrawal by an Eligible Institution.

      If a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity signs the letter of transmittal or any notes or bond powers on your behalf, that person must indicate their capacity when signing and submit satisfactory evidence to us with the letter of transmittal demonstrating their authority to act on your behalf.

Guaranteed Delivery Procedures

      If you are a registered holder of outstanding notes and desire to tender your outstanding notes, and the certificates for your outstanding notes are not immediately available, time will not permit your outstanding notes or other required documents to reach the exchange agent on or prior to the expiration date, or you cannot complete the procedures for delivery by book-entry transfer on a timely basis you may tender your outstanding notes if:

•	the tender is made through an Eligible Institution;

•	before the expiration date, the exchange agent receives from an eligible institution a properly completed and duly executed letter of transmittal and notice of guaranteed delivery, in the form provided by us;

•	a book-entry confirmation or the certificates for all physically tendered outstanding notes, in proper form for transfer, and all other documents required by the applicable letter of transmittal are received by the exchange agent within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery; and

•	the notice of guaranteed delivery states your name and address and the amount of outstanding notes you are tendering, that your tender is being made thereby and you guarantee that within three NYSE trading days after the date of execution of the notice of guaranteed delivery, a book-entry confirmation or the certificates for all physically tendered outstanding notes, in proper form for transfer, and any other documents required by the applicable letter of transmittal will be deposited by the Eligible Institution with the exchange agent.

Beneficial Owner Instructions to Holders of Outstanding Notes

      Only a holder whose name appears on a DTC security position listing as a holder of outstanding notes, or the legal representative or attorney-in-fact of this holder, may execute and deliver the letter of transmittal.

      Holders of outstanding notes who are not registered holders of, and who seek to tender, outstanding notes should (1) obtain a properly completed letter of transmittal for such outstanding notes from the registered holder with signatures guaranteed by an Eligible Institution and obtain and include with such letter of transmittal outstanding notes properly endorsed for transfer by the registered holder thereof or accompanied by a written instrument or instruments of transfer or exchange from the registered holder with signatures on the endorsement or written instrument or instruments of transfer or exchange guaranteed by an Eligible Institution or (2) effect a record transfer of such outstanding notes and comply with the requirements applicable to registered holders for tendering outstanding notes before 5:00 p.m., New York City time, on the expiration date. Any outstanding notes properly tendered before 5:00 p.m., New York City time, on the expiration date accompanied by a properly completed letter of transmittal will be transferred of record by the registrar either prior to or as of the expiration date at our discretion. We have no obligation to transfer any outstanding notes from the name of the registered holder of the note if we do not accept these outstanding notes for exchange.

      Tendering holders should indicate in the applicable box in the letter of transmittal the name and address to which certificates evidencing exchange notes and/or certificates evidencing outstanding notes for amounts not accepted for tender, each as appropriate, are to be issued or sent, if different from the name and address of the person signing the letter of transmittal. In the case of issuance in a different name, the employer identification or social security number of the person named must also be indicated and a substitute Form W-9 for this recipient must be completed. If these instructions are not given, the payments, exchange notes or outstanding notes not accepted for tender, as the case may be, will be made or returned, as the case may be, to the registered holder of the outstanding notes tendered.

      Issuance of exchange notes in exchange for outstanding notes will be made only against deposit of the tendered outstanding notes.

      We will decide all questions as to the validity, form, eligibility, acceptance and withdrawal of tendered outstanding notes, and our determination will be final and binding on you. We reserve the absolute right to reject any and all outstanding notes not properly tendered or reject any outstanding notes which would be unlawful in the opinion of our counsel. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular outstanding notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in a letter of transmittal, will be final and binding on all parties. You must cure any defects or irregularities in connection with tenders of outstanding notes as we determine. Although we intend to notify you of defects or irregularities with respect to tenders of your outstanding notes, we, the exchange agent or any other person will not incur any liability for failure to give any notification. Your tender of outstanding notes will not be deemed to have been made until any defects or irregularities have been cured or waived. Any of your outstanding notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to you, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

Acceptance of Outstanding Notes for Exchange; Delivery of Exchange Notes

      As further described in and otherwise qualified by this prospectus, we will accept all outstanding notes validly tendered before 5:00 p.m., New York City time, on the expiration date and not validly withdrawn. The acceptance for exchange of outstanding notes validly tendered and not validly withdrawn and the delivery of exchange notes will be made as promptly as practicable after the expiration date. Subject to rules promulgated pursuant to the Exchange Act, we expressly reserve the right to delay acceptance of any of the outstanding notes or to terminate the exchange offer and not accept for exchange any outstanding notes not theretofore accepted if any of the conditions set forth under the heading “— Conditions to the Exchange Offer” shall not have been satisfied or waived by us. We will deliver exchange notes in exchange for outstanding notes pursuant to the exchange offer promptly following acceptance of the outstanding notes. In all cases, exchange for outstanding notes accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of outstanding notes (or confirmation of book-entry transfer thereof) and a properly completed and validly executed letter of transmittal (or a manually signed facsimile thereof) or, in the case of book-entry transfer, an agent’s message and any other documents required thereby.

      For purposes of the exchange offer, we shall be deemed to have accepted validly tendered and not properly withdrawn outstanding notes when, as and if we give oral or written notice thereof to the exchange agent. The exchange agent will act as agent for the tendering holders of outstanding notes for the purposes of receiving the exchange notes from us and transmitting new notes to the tendering holders. Under no circumstances will any additional amount be paid by us or the exchange agent by reason of any delay in making such payment or delivery.

      If, for any reason whatsoever, acceptance for exchange of any outstanding notes tendered pursuant to the exchange offer is delayed, or we are unable to accept for exchange outstanding notes tendered pursuant to the exchange offer, then, without prejudice to our rights set forth herein, the exchange agent may nevertheless, on behalf of us and subject to rules promulgated pursuant to the Exchange Act, retain tendered outstanding notes, and such outstanding notes may not be withdrawn except to the extent that the tendering holder of such outstanding notes is entitled to withdrawal rights as described herein. See “— Withdrawal Rights.”

      If any tendered outstanding notes are not accepted for exchange because of an invalid tender, the occurrence or non-occurrence of certain other events set forth herein or otherwise, then such unaccepted outstanding notes will be returned, at our expense, to the tendering holder thereof as promptly as practicable after the expiration date or the termination of the applicable exchange offer therefor.

      No alternative, conditional or contingent tenders will be accepted. A tendering holder, by execution of a letter of transmittal, or facsimile thereof, waives all rights to receive notice of acceptance of such holder’s outstanding notes for exchange.

Withdrawal Rights

      You may withdraw your tender of your outstanding notes at any time before 5:00 p.m., New York City time, on the expiration date.

      For your withdrawal to be effective, an electronic ATOP transmission or, for non-DTC participants, written notice of withdrawal must be received by the exchange agent at its address found in this prospectus before 5:00 p.m., New York City time, on the expiration date.

      Your notice of withdrawal must:

•	specify your name;

•	identify your outstanding notes to be withdrawn, including the certificate number or numbers, if any, and principal amount of your outstanding notes;

•	be signed by you in the same manner as the original signature on the letter of transmittal by which your outstanding notes were tendered or be accompanied by documents of transfer sufficient to have the trustee of your outstanding notes register the transfer of your outstanding notes into your name; and

•	specify the name in which your outstanding notes are to be registered, if you do not want your outstanding notes registered in your name.

      We will determine all questions as to the validity, form and eligibility, including time of receipt, of your notice, and our determination will be final and binding on all parties. Any outstanding notes you withdraw will not be considered to have been validly tendered. We will return your outstanding notes which have been tendered but not exchanged for any reason without cost to you as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. You may retender your properly withdrawn outstanding notes by following one of the above procedures before the expiration date.

Consequences of Failure to Exchange

      Any outstanding notes not tendered under the exchange offer will remain outstanding and continue to accrue interest. The outstanding notes will remain “restricted securities” within the meaning of the Securities Act and will remain subject to existing transfer restrictions. Accordingly, before the date that is one year after the later of the issue date and the last date on which we or any of our affiliates was the owner of the outstanding notes, the outstanding notes may be resold only

(1) to us or our affiliates upon redemption or otherwise;

(2) so long as the outstanding notes are eligible for resale pursuant to Rule 144A, to a person whom you reasonably believe is a qualified institutional buyer within the meaning of Rule 144A under the Securities Act in a transaction meeting the requirements of Rule 144A under the Securities Act.

(3) to an “accredited investor” within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act, or an Institutional Accredited Investor that is purchasing at least $100,000 of notes for its own account or for the account of the Institutional Accredited Investor (and based upon an opinion of counsel if we so request);

(4) outside the United States in a transaction meeting the requirements of Regulation S under the Securities Act;

(5) pursuant to an exemption from registration under the Securities Act provided by Rule 144; or

(6) pursuant to an effective registration statement under the Securities Act.

In each of cases (1) through (6) above, such sale shall be in accordance with any applicable securities laws of any state of the United States.

      As a result, the liquidity of the market for non-tendered outstanding notes could be adversely affected upon completion of the exchange offer.

Additional Registration Rights

      Under some circumstances, we may be required to file a shelf registration statement covering resales of the outstanding notes. This requirement will be triggered if:

•	because of any changes in the law or in applicable interpretations thereof by the staff of the SEC, we are not permitted to effect the exchange offer;

•	for any other reason we do not consummate the exchange offer within 220 days of March 4, 2004;

•	the initial purchaser of the outstanding notes so requests in writing, within 20 days after the consummation of the exchange offer, that the outstanding notes held by it are not eligible to be exchanged for exchange notes in the exchange offer; or

•	any holder (other than an exchanging dealer) is not eligible to participate in the exchange offer or, in the case of any holder (other than an exchanging dealer) that participates in the exchange offer, such holder does not receive exchange notes on the date of the exchange and any such holder so requests in writing, within 20 days after the consummation of the exchange offer, then we will take the following actions (the date on which any of the conditions described in the foregoing clauses occur, including in the case of the third and fourth clauses, the receipt of the required notice, being a trigger date), subject to certain exceptions:

•	promptly (but in no event more than 60 days after the trigger date) file a shelf registration statement with the SEC covering resales of the outstanding notes or the exchange notes, as the case may be;

•	use our reasonable best efforts to cause the shelf registration statement to be declared effective under the Securities Act on or prior to the 180th day after the trigger date; and

•	use our reasonable best efforts to keep the shelf registration statement effective until the earliest of (1) the time when the outstanding notes covered by the shelf registration statement can be sold pursuant to Rule 144 without any limitations under clauses (c), (e), (f) and (h) of Rule 144, (2) two years from the effective date of the shelf registration statement and (3) the day on which all outstanding notes registered thereunder are disposed of in accordance therewith.

      We will, in the event a shelf registration statement is filed, among other things,

•	provide to each holder for whom such shelf registration statement was filed copies of the prospectus which is a part of the shelf registration statement,

•	notify each such holder when the shelf registration statement has become effective, and

•	take certain other actions as are required to permit unrestricted resales of the outstanding notes or the exchange notes, as the case may be.

      A holder selling such outstanding notes or exchange notes pursuant to the shelf registration statement generally

•	would be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers,

•	will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales, and

•	will be bound by the provisions of the registration rights agreement that are applicable to such holder (including certain indemnification obligations).

      Additional interest shall accrue on the applicable outstanding notes and exchange notes, subject to certain exceptions,

•	if we fail to file an exchange offer registration statement with the SEC on or prior to the 90th day after the issue date of the outstanding notes,

•	if the exchange offer registration statement is not declared effective by the SEC on or prior to the 210th day after the issue date of the outstanding notes,

•	if the exchange offer is not consummated on or before the 40th day after the exchange offer registration statement is declared effective,

•	if obligated to file the shelf registration statement, we fail to file the shelf registration statement with the SEC on or prior to the 60th day after the date on which the obligation to file a shelf registration statement arises,

•	if obligated to file a shelf registration statement, the shelf registration statement is not declared effective on or prior to the 180th day after the date on which the obligation to file a shelf registration statement arises, or

•	after the exchange offer registration statement or the shelf registration statement, as the case may be, is declared effective, such registration statement thereafter ceases to be effective or usable in connection with resales (subject to certain exceptions) (each such event, a registration default), from and including the date on which any such registration default shall occur to but excluding the date on which all registration defaults have been cured.

      The rate of the additional interest will be 0.25% per annum for the first 90-day period immediately following the occurrence of a registration default, and such rate will increase by an additional 0.25% per annum with respect to each subsequent 90-day period until all registration defaults have been cured at which point it will reset the coupon rate, up to a maximum additional interest rate of 1.0% per annum. All additional interest that accrues on the notes prior to March 1, 2009 shall be added to the accreted value of each note, and all additional interest that accrues thereafter shall be payable pursuant in cash to holders of the notes on the regular interest payment dates with respect to the notes. Such additional interest will be in addition to any other interest payable from time to time with respect to the outstanding notes and the exchange notes.

Exchange Agent

      You should direct all executed letters of transmittal to the exchange agent. Wilmington Trust Company is the exchange agent for the exchange offer. All executed letters of transmittal, questions, requests for assistance, requests for additional copies of the prospectus, a letter of transmittal or requests for notices of guaranteed delivery should be directed to the exchange agent addressed as follows:

By Registered or Certified Mail:	By Hand/Overnight Delivery:	By Facsimile Transmission:
Wilmington Trust Company DC-1626 Processing Unit PO Box 8861 Wilmington, DE 19899-8861	Wilmington Trust Company Corporate Capital Markets 1100 North Market Street Wilmington, DE 19890-1626	(For Eligible Institutions only) (302) 636-4145 Confirm by telephone: (302) 636-6470

Fees and Expenses

      We have not retained any dealer-manager in connection with the exchange offer and currently do not intend to make any payments to brokers, dealers or others to solicit acceptances of the exchange offer. The principal solicitation is being made by mail. However, additional solicitations may be made in person or by telephone by our officers and employees. We will, however, pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses incurred in connection with these services.

      Our estimated cash expenses incurred in connection with the exchange offer will be paid by us and are estimated to be $0.3 million in the aggregate. This amount includes fees and expenses of the trustees for the exchange and outstanding notes, accounting, legal, printing and related fees and expenses.

Transfer Taxes

      If you tender outstanding notes for exchange, you will not be obligated to pay any transfer taxes. However, if you instruct us to register exchange notes in the name of or request that your outstanding notes not tendered or not accepted in the exchange offer be returned to a person other than you, you will be responsible for the payment of any transfer tax owed.

Lost or Missing Certificates

      If a holder of outstanding notes desires to tender a outstanding note pursuant to the exchange offer, but the outstanding note has been mutilated, lost, stolen or destroyed, such holder should write to or telephone the trustee under the indenture at the address listed below, concerning the procedures for obtaining replacement certificates for such outstanding note, arranging for indemnification or any other matter that requires handling by such trustee.

Trustee:

Wilmington Trust Company
Corporate Trust Administration
1100 N. Market Street
Wilmington, DE 19890
Telecopier: (302) 636-4145
Telephone: (302) 636-6453

MANAGEMENT

Executive Officers, Directors and Key Employees

      The following table sets forth information about AMH’s board of directors and executive officers:

Name	Age	Position(s)

Ira D. Kleinman	48	Chairman of the Board
Michael Caporale, Jr.	53	President, Chief Executive Officer and Director
D. Keith LaVanway	40	Vice President — Finance, Chief Financial Officer, Assistant Treasurer and Assistant Secretary
Thomas W. Arenz	46	Treasurer, Secretary and Director
Kevin M. Hayes	35	Director
Jeffrey F. Moy	41	Director
Dennis W. Vollmershausen	61	Director

      The following table sets forth information about AMI’s other executive officers:

Kenneth L. Bloom	41	President of Alside Siding & Window Company
Robert M. Franco	51	President of Alside Supply Centers
John F. Haumesser	40	Vice President-Human Resources

      Set forth below is a brief description of the business experience of AMH’s directors and executive officers as of September 10, 2004.

      Ira D. Kleinman, Age 48. Mr. Kleinman has been chairman of the board of directors and a director of AMH since March 2004. He has been a director of Holdings since 2002 and a director of AMI since 2002. Mr. Kleinman has been a General Partner of Harvest Partners for more than five years. Mr. Kleinman is also a director for Global Power Equipment Inc.

      Michael Caporale, Jr., Age 53. Mr. Caporale has been President, Chief Executive Officer and a director of AMH since March 2004. He has been President, Chief Executive Officer and a director of Holdings since 2002 and the President and Chief Executive Officer of AMI and a director since 2002. Mr. Caporale was named Chief Executive Officer of the Alside division and became a director in 2001. Mr. Caporale joined AMI in 2000 as President of the Alside Window Company, became President and Chief Operating Officer of the Alside division in 2000 and was named a Vice President of AMI in 2000. Prior to joining AMI, Mr. Caporale was the President of Great Lakes Window, Inc., a subsidiary of Nortek, Inc., where he had been employed since 1995.

      D. Keith LaVanway, Age 40. Mr. LaVanway has been the Vice President-Finance, Chief Financial Officer, Assistant Treasurer and Assistant Secretary of AMH since March 2004. He has been Vice President-Finance of Holdings since 2002 and the Vice President-Chief Financial Officer, Treasurer and Secretary of AMI since 2002. Mr. LaVanway joined AMI in February 2001 as Vice President — Chief Financial Officer of Alside and was also named a Vice President of AMI. Prior to joining AMI, Mr. LaVanway was employed by Nortek, Inc. from 1995 to 2001, where he served in various financial positions.

      Kenneth L. Bloom, Age 41. Mr. Bloom joined AMI in 2000 as Alside’s Vice President of Window Manufacturing. In 2001, Mr. Bloom was named President of Alside Window Company. Mr. Bloom was named President of Alside Siding & Window Company in 2002. Prior to joining AMI, Mr. Bloom was Corporate Vice President of Field Container Co., L.P., where he had been employed since 1996.

      Robert M. Franco, Age 51. Mr. Franco joined AMI in 2002 as President of Alside Supply Centers. Prior to joining AMI, Mr. Franco was most recently Vice President of the Exterior Systems Business of Owens-Corning, Inc., where he had worked in a variety of key management positions for over twenty years.

      John F. Haumesser, Age 40. Mr. Haumesser joined AMI in 2001 as Vice President, Human Resources. Prior to joining AMI, Mr. Haumesser was most recently Director, Human Resources at Pilkington Libbey-Owens-Ford, where he had been employed since 1997.

      Thomas W. Arenz, Age 46. Mr. Arenz has been the Treasurer, Secretary and a director of AMH since March 2004. He has been the Treasurer, Assistant Secretary and a director of Holdings since 2002 and a director of AMI since 2002. Mr. Arenz joined Harvest Partners, Inc. in 1996 and became a Principal in 1997. Mr. Arenz is also a director of five entities associated with Harvest Partners. Mr. Arenz has over 16 years of private equity investment and corporate finance experience.

      Kevin M. Hayes, Age 35. Mr. Hayes has been a director of AMH since March 2004. He has been a director of Holdings since 2002 and a director of AMI since 2002. He is a General Partner of Weston Presidio and has served in this position since 1998. From 1996 to 1998, he was a Principal at Weston Presidio.

      Jeffrey F. Moy, Age 41. Mr. Moy has been a director of AMH since March 2004. He has also been a director of Holdings since 2003 and a director of AMI since 2003. He is a Managing Director in the Investments Department of Liberty Mutual Insurance Group, where he has worked since 1994.

      Dennis W. Vollmershausen, Age 61. Mr. Vollmershausen has been a director of AMH since March 2004. He has also been a director of Holdings since 2002 and a director of AMI since 2002. He is the President, Chief Executive Officer and director of Lund International Holdings, Inc., a manufacturer, marketer and distributor of aftermarket accessories for the automotive market, which he joined at the end of 1997. He has also been a director of Digital Technologies Group, Inc. since 2002 and a director of Wesruth Investments Limited since 1990. From 1996 through the end of 1997, Mr. Vollmershausen worked at Champion Road Machinery, Ltd., a manufacturer of construction equipment, as President and Chief Executive Officer. Mr. Vollmershausen is the Chairman of the Board of London Machinery, Inc.

      All of AMH’s directors are elected on an annual basis with terms expiring as of the annual meeting of stockholders. All of the officers serve at the discretion of the board of directors.

Committees of the Board of Directors

      The members of each committee are appointed by the board of directors.

Audit Committee

      AMH’s audit committee currently consists of Dennis Vollmershausen and Kevin Hayes (Chairman). Neither one of the audit committee members meets the requirements for a financial expert under the Sarbanes- Oxley Act of 2002, or the Sarbanes- Oxley Act, and the rules of the SEC, and neither director is independent, as that term is defined under either the New York Stock Exchange or The NASDAQ National Market listing requirements. We are not an issuer as defined under the Sarbanes-Oxley Act and we do not have a class of securities listed on any national securities exchange. Nevertheless, we believe the experience and education of the directors qualifies them to monitor the integrity of our financial statements, with legal and regulatory requirements, the public accountant’s qualifications and independence, our internal controls and procedures for financial reporting, and our compliance with the Sarbanes-Oxley Act and the rules and regulations thereunder. In addition, the audit committee has the ability on its own to retain independent accountants, financial advisors or other consultants, advisors and experts whenever it deems appropriate. We believe the qualification and experience of the members of the audit committee, and the ability to utilize outside advisors and experts as they consider appropriate, affords them sufficient background and expertise to fulfill their obligations without the necessity of including a financial expert at the present time.

Compensation Committee

      AMI’s compensation committee consists of Ira Kleinman, Dennis Vollmershausen and Kevin Hayes. The compensation committee determines our compensation policies and forms of compensation provided to our directors and officers. The compensation committee also reviews and determines bonuses for our officers and other employees. In addition, the compensation committee reviews and determines stock-based compensation for our directors, officers, employees and consultants and administrators of our stock incentive plan.

Compensation Committee Interlocks and Insider Participation

      Our board of directors does not have a compensation committee. Mr. Caporale, who also serves as our president and chief executive officer, participates in deliberations with the board of directors of AMH concerning executive officer compensation from time to time. In addition, Mr. Caporale is a director of AMI and Holdings. Mr. Caporale was not a member of AMI’s compensation committee during the year ended January 3, 2004. The board of directors for Holdings did not have a compensation committee during the year ended January 3, 2004. During 2003, none of our other executive officers served as a member of the compensation committee of another entity. For a more detailed discussion of relationships between AMH, Holdings and AMI see “Certain Relationships and Related Party Transactions.”

Director Compensation

      We reimburse our non-employee directors for all out-of-pocket expenses incurred in the performance of their duties as directors. In addition, we pay one of our directors $5,000 for his participation in each board meeting. None of our other directors receive any compensation from us for their services.

Executive Compensation and Compensation and Incentive Programs

Summary Compensation Table

      It is expected that the executive officers of AMH will be compensated by AMI in connection with their services to AMI and no separate compensation will be made for such executive officers in connection with services rendered for AMH. The following table sets forth all compensation earned and/or paid for services rendered in 2003, 2002, and 2001 to AMI by the Chief Executive Officer and each of the four other most highly compensated executive officers of AMI.

					Long-Term
					Compensation
					Awards
	Annual Compensation
					Securities Underlying
	Fiscal			Other Annual	Options/SARs		All Other
Name and Principal Position	Year	Salary	Bonus	Compensation(1)	(#)(2)		Compensation

Michael Caporale, Jr.(3)	2003	$500,004	$1,000,000	—	0		$108,000	(13)
President and Chief	2002	$488,308	$284,000	—	205,892	(7)	$21,446	(14)
Executive Officer	2001	$412,504	$354,409	—	46,415	(7)	$281,002	(15)
D. Keith LaVanway(4)	2003	$275,004	$275,000	—	0		$33,000	(16)
Vice President — Chief	2002	$265,958	$92,950	—	66,981	(8)	$9,341	(17)
Financial Officer	2001	$195,844	$92,868	—	4,678	(8)	$135,689	(18)
					10,000	(9)
Kenneth L. Bloom	2003	$250,005	$210,000	—	0		$8,000	(19)
President of Alside Siding	2002	$220,008	$56,800	—	56,483	(10)	$8,000	(20)
and Windows	2001	$210,000	$60,694	—	4,665	(10)	$3,500	(20)
					0
Robert M. Franco(5)	2003	$257,505	$165,000	—	0		$83,822	(21)
President of Alside Supply	2002	$102,407	$165,000	—	21,256	(11)	$25,247	(22)
Centers
John F. Haumesser(6)	2003	$168,252	$120,000	—	0		$8,000	(23)
Vice President — Human	2002	$160,008	$45,440	—	10,627	(12)	$8,203	(24)
Resources	2001	$136,442	$60,694	—	0		$95,681	(25)

(1)	Perquisites and other personal benefits received by our other executive officers are not included in the Summary Compensation Table because the aggregate amount of this compensation, if any, did not meet disclosure thresholds established under current SEC regulations.

(2)	Options granted in 2002 were granted in accordance with the Associated Materials Holdings Inc. 2002 Stock Option Plan. The option grants include the following:

•	Options to purchase shares of Holdings common stock at the fair market value on the date of grant, which will vest over time (“Time-Based Options”). All Time-Based Options granted to executives during September 2002 were immediately vested 16% on the date of grant, representing 10% vesting upon grant plus four months of vesting from May 2002 through August 2002, with remaining vesting of 1.5% per month over 56 months;

•	Options to purchase shares of Holdings common stock at the fair market value on the date of grant, which will vest 100% on the eighth anniversary from the date of grant, provided that the option vesting may be accelerated upon the occurrence of a liquidity event and the achievement of a specified internal rate of return (“IRR”) on the investment by Harvest Partners, Inc. in Holdings (“IRR Options”). A liquidity event is defined as the occurrence of (a) a transaction or series of transactions which results in the sale or transfer of (i) more than a majority of the assets of Holdings and its subsidiaries or (ii) a majority of the capital stock of Holdings or a widely distributed sale of the common stock of Holdings in an underwritten public offering which yields a minimum required amount of net proceeds to Holdings and (b) the funds of Harvest Partners, Inc. receive a minimum required aggregate net cash proceeds for its investment in Holdings (“Liquidity Event”);

•	Options to purchase shares of Holdings common stock and preferred stock as a unit, comprised of one share of preferred stock and a specified fraction of a share of common stock (“Roll-Over Options”). These options were granted in exchange for the outstanding options to purchase AMI common stock (“Predecessor Company Options”). Roll-Over Options were granted at an exercise price, which preserves the intrinsic value of the Predecessor Company Options. Each Roll-Over Option grant was 100% vested as of the date of grant.

(3)	Mr. Caporale joined AMI in January 2000.

(4)	Mr. LaVanway joined AMI in February 2001.

(5)	Mr. Franco joined AMI in August 2002.

(6)	Mr. Haumesser joined AMI in February 2001.

(7)	In September 2002, Mr. Caporale was granted an option to purchase 205,892 shares of Holdings common stock and 46,415 shares of Holdings’ preferred stock as follows:

•	Time-Based Options granted with the option to purchase 106,280 shares of common stock at $10 per share;

•	IRR Options granted with the option to purchase 63,768 shares of common stock at $10 per share;

•	Roll-Over Options granted with an option to purchase 23,221 shares of preferred stock and 17,781 shares of common stock. Each option must be exercised as a unit, with each unit comprising one share of preferred stock and 0.7657 shares of common stock, at a unit exercise price of $31.09;

•	Roll-Over Options granted with an option to purchase 23,194 shares of preferred stock and 18,063 shares of common stock. Each option must be exercised as a unit, with each unit comprising one share of preferred stock and 0.7788 shares of common stock, at a unit exercise price of $29.91.

In January 2000, Mr. Caporale was granted Predecessor Company Options to purchase 50,000 shares of AMI common stock at $14.4375 per share, the fair market value on the grant date. In March

2000, Mr. Caporale was granted Predecessor Company Options to purchase an additional 50,000 shares of AMI common stock at $13.875 per share, the fair market value on the grant date. The Predecessor Company Options granted for AMI common stock vested 50% on the date of grant and 50% on the second anniversary of the grant date. Both option grants became 100% vested upon consummation of the April 2002 merger transaction and were converted into the Roll-Over Options described herein.

(8)	In September 2002, Mr. LaVanway was granted an option to purchase 66,981 shares of Holdings common stock and 4,678 shares of Holdings’ preferred stock as follows:

•	Time-Based Options granted with the option to purchase 39,855 shares of common stock at $10 per share;

•	IRR Options granted with the option to purchase 23,913 shares of common stock at $10 per share;

•	Roll-Over Options granted with an option to purchase 4,678 shares of preferred stock and 3,213 shares of common stock. Each option must be exercised as a unit, with each unit comprising one share of preferred stock and 0.686832 shares of common stock, at a unit exercise price of $38.21.

In February 2001, Mr. LaVanway was granted Predecessor Company Options to purchase 10,000 shares of Associated Materials Incorporated common stock at $17.875 per share, the fair market value on the grant date. The Predecessor Company Options granted for AMI common stock vested 20% on the date of grant and 20% on each anniversary of the grant date thereafter. This option grant became 100% vested upon consummation of the April 2002 merger transaction and was converted into the Roll-Over Options described herein.

(9)	The options shown, which are Predecessor Company Options, were issued pursuant to a plan that is no longer in existence and have been rolled over into new options of Holdings. These options were the basis for the Roll-Over Options, described herein.

(10)	In September 2002, Mr. Bloom was granted an option to purchase 56,483 shares of Holdings common stock and 4,665 shares of Holdings’ preferred stock as follows:

•	Time-Based Options granted with the option to purchase 33,212 shares of common stock at $10 per share;

•	IRR Options granted with the option to purchase 19,927 shares of common stock at $10 per share;

•	Roll-Over Options granted with an option to purchase 4,665 shares of preferred stock and 3,344 shares of common stock. Each option must be exercised as a unit, with each unit comprising one share of preferred stock and 0.716827 shares of common stock, at a unit exercise price of $35.50.

In August 2000, Mr. Bloom was granted Predecessor Company Options to purchase 10,000 shares of Associated Materials Incorporated common stock at $16.5625 per share, the fair market value on the grant date. The Predecessor Options granted for AMI common stock vested 20% on the date of grant and 20% on each anniversary of the grant date thereafter. This option grant became 100% vested upon consummation of the April 2002 merger transaction and was converted into the Roll-Over Options described herein.

(11)	In September 2002, Mr. Franco was granted an option to purchase 21,256 shares of Holdings common stock as follows:

•	Time-Based Options granted with the option to purchase 13,285 shares of common stock at $10 per share;

•	IRR Options granted with the option to purchase 7,971 shares of common stock at $10 per share.

(12)	In September 2002, Mr. Haumesser was granted an option to purchase 10,627 shares of Holdings common stock as follows:

•	Time-Based Options granted with the option to purchase 6,642 shares of common stock at $10 per share;

•	IRR Options granted with the option to purchase 3,985 shares of common stock at $10 per share.

(13)	Includes a bonus paid in lieu of an annual salary increase of $100,000 and amounts accrued or allocated under a defined contribution plan of $8,000.

(14)	Includes director fees of $12,000, amounts accrued or allocated under a defined contribution plan of $8,000 and the payment of income taxes of $1,446 related to certain expenses included in 2001.

(15)	Amount shown for 2001 was changed to reflect the reclassification of payment of income taxes relating to relocation expenses paid by us to All Other Compensation.

(16)	Includes a bonus paid in lieu of an annual salary increase of $25,000 and amounts accrued or allocated under a defined contribution plan of $8,000.

(17)	Includes amounts accrued or allocated under a defined contribution plan of $8,000 and the payment of income taxes of $1,341 related to certain expenses included in 2001.

(18)	Includes relocation expenses of $77,641 and the income taxes related to relocation expenses of $58,048, both incurred by Mr. LaVanway and paid by us under the terms of his employment agreement.

(19)	Includes amounts accrued or allocated under a defined contribution plan.

(20)	Includes amounts accrued or allocated under a defined contribution plan.

(21)	Includes relocation expenses of $47,083 and the income taxes related to relocation expenses of $28,739, both incurred by Mr. Franco and paid by AMI under the terms of his employment agreement, and amounts accrued or allocated under a defined contribution plan of $8,000.

(22)	Includes relocation expenses of $13,000 and the income taxes related to relocation expenses of $12,247, both incurred by Mr. Franco and paid by us under the terms of his employment agreement.

(23)	Includes amounts accrued or allocated under a defined contribution plan.

(24)	Includes amounts accrued or allocated under a defined contribution plan of $6,828 and the payment of income taxes of $1,375 related to certain expenses included in 2001.

(25)	Includes a sign-on bonus of $15,000 and relocation expenses of $51,541 and the income taxes related to relocation expenses of $29,140, both incurred by Mr. Haumesser and paid by AMI under the terms of his former employment agreement.

Compensation and Incentive Programs

Incentive Bonus Plan

      We maintain an Incentive Bonus Plan providing for annual bonus awards to certain key employees, including each of the executive officers of AMI. Bonus amounts are based on growth in the estimated equity value of Holdings utilizing a calculation based on Adjusted EBITDA. This plan is administered by AMI’s board of directors. Mr. Caporale, a member of the board of directors for AMI, is eligible for a bonus award under this plan. Bonus payments under the Incentive Bonus Plan are not guaranteed. Cash bonuses accrued in 2003, 2002 and 2001 to each of our executive officers are set forth in the Summary Compensation Table.

Employment Agreements

      Mr. Caporale entered into an employment agreement with AMI originally effective as of April 19, 2002, and amended and restated as of July 27, 2004. Under the terms of his employment agreement, Mr. Caporale serves as AMI’s President, Chief Executive Officer and a member of the board of directors.

Mr. Caporale’s employment agreement provides for an initial base salary of $600,000, an annual incentive bonus based on growth in the earnings of AMH, certain perquisites and participation in employee benefit programs made available to other senior executives. The initial term of the employment agreement is three years. The terms of the employment agreement provide that on the first anniversary of the equity tender offer completion date and each successive anniversary thereof, the term of the employment agreement will automatically extend by one year unless AMI delivers to Mr. Caporale a notice not to extend the employment term. If AMI delivers a notice not to extend the employment term, the employment term will end on the third anniversary of the last automatic extension of the employment term. The terms of the employment agreement provide that if Mr. Caporale’s employment is involuntarily terminated by AMI without cause or if Mr. Caporale resigns for good reason, he will be entitled to severance equal to $1,000,000 per year, together with continued health and dental benefits, for two years, plus a pro rata incentive bonus for the year of termination. The terms of the employment agreement provide that if Mr. Caporale’s employment is terminated without cause, or if Mr. Caporale elects to terminate his employment upon the occurrence of certain events specified in the employment agreement, within two years following a change in control, as defined in the employment agreement, he will be entitled to the following change in control severance compensation and benefits, instead of the severance described in the preceding sentence: (1) two times Mr. Caporale’s base pay at the rate in effect immediately prior to his termination, (2) two times his cash bonus (equal to the highest applicable cash bonus earned during the prior three years), (3) if the termination of employment occurs after June 30 in any year, a prorated bonus for that calendar year, (4) for a period of twenty-four months, health, dental and life insurance benefits, subject to reduction to the extent comparable benefits are actually received by Mr. Caporale from another employer during this period, (5) certain outplacement services, and (6) a two-year automobile allowance.

      Mr. LaVanway entered into an employment agreement with AMI originally effective as of April 19, 2002, and amended and restated as of July 27, 2004. Under the terms of his employment agreement, Mr. LaVanway serves as AMI’s Vice President — Chief Financial Officer and Secretary. Mr. LaVanway’s employment agreement provides for an initial base salary of $310,000, an annual incentive bonus based on growth in earnings at AMH, certain perquisites and participation in employee benefit programs made available to other senior executives. The initial term of the employment agreement is two years. The terms of the employment agreement provide that on the first anniversary of the equity tender offer completion date and each successive anniversary thereof, the term of the employment agreement will automatically extend by one year unless AMI gives to Mr. LaVanway a notice not to extend the employment term. If AMI delivers a notice not to extend the employment term, the employment term will end on the second anniversary of the last automatic extension of the employment term. If Mr. LaVanway’s employment is involuntarily terminated by AMI without cause, he will be entitled to severance equal to his annual base salary for twelve months or the remaining employment term, whichever is longer, plus a pro rata incentive bonus for the year of termination. The terms of the employment agreement provide that if Mr. LaVanway’s employment is terminated without cause, or if Mr. LaVanway elects to terminate his employment upon the occurrence of certain events specified in the employment agreement, within two years following a change in control, as defined in the employment agreement, he will be entitled to the following change in control severance compensation and benefits, instead of the severance described in the preceding sentence: (1) two times Mr. LaVanway’s base pay at the rate in effect immediately prior to his termination, (2) two times his cash bonus (equal to the highest applicable cash bonus earned during the prior three years, (3) if the termination of employment occurs after June 30 in any year, a prorated bonus for that calendar year, (4) for a period of twenty-four months, health, dental and life insurance benefits, subject to reduction to the extent comparable benefits are actually received by Mr. LaVanway from another employer during this period, (5) certain outplacement services, and (6) a two-year automobile allowance.

      Mr. Bloom entered into an employment agreement with AMI originally effective as of April 19, 2002, and amended and restated as of July 27, 2004. Under the terms of his employment agreement, Mr. Bloom serves as the President of Alside Siding and Window Company. Mr. Bloom’s employment agreement provides for an initial base salary of 275,000, an annual incentive bonus based on growth in earnings of

AMH, certain perquisites and participation in employee benefit programs made available to other senior executives. The initial term of the employment agreement is two years. The terms of the employment agreement provide that on the first anniversary of the equity tender offer completion date and each successive anniversary thereof, the term of the employment agreement will automatically extend by one year unless AMI gives Mr. Bloom a notice not to extend the employment term. If AMI delivers a notice not to extend the employment term, the employment term will end on the second anniversary of the last automatic extension of the employment term. The employment agreement provides that if Mr. Bloom’s employment is involuntarily terminated by AMI without cause, he will be entitled to the severance equal to his annual base salary for twelve months or the remaining employment term, whichever is longer, plus a pro rata incentive bonus for the year of termination. The terms of the employment agreement provide that if Mr. Bloom’s employment is terminated without cause, or if Mr. Bloom elects to terminate his employment upon the occurrence of certain events specified in the employment agreement, within two years following a change in control, as defined in the employment agreement, he will be entitled to the following change in control severance compensation and benefits, instead of the severance described in the preceding sentence: (1) two times Mr. Bloom’s base pay at the rate in effect immediately prior to his termination, (2) two times his cash bonus (equal to the highest applicable cash bonus earned during the prior three years), (3) if the termination of employment occurs after June 30 in any year, a prorated bonus for that calendar year, (4) for a period of twenty-four months, health, dental and life insurance benefits, subject to reduction to the extent comparable benefits are actually received by Mr. Bloom from another employer during this period, (5) certain outplacement services, and (6) a two-year automobile allowance.

      Mr. Franco entered into an employment agreement with AMI originally effective as of April 19, 2002, and amended and restated as of July 27, 2004. Under the terms of his employment agreement, Mr. Franco serves as the President of Alside Supply Centers. Mr. Franco’s employment agreement provides for an initial base salary of $270,000, and an annual incentive bonus based on growth in earnings of AMH, certain perquisites and participation in employee benefit programs made available to other senior executives. The initial term of the employment agreement is two years. The terms of the employment agreement provide that on the first anniversary of the equity tender offer completion date and each successive anniversary thereof, the term of the employment agreement will automatically extend by one year unless AMI gives Mr. Franco a notice not to extend the employment term. If AMI delivers a notice not to extend the employment term, the employment term will end on the second anniversary of the last automatic extension of the employment term. The employment agreement provides that if Mr. Franco’s employment is involuntarily terminated by AMI without cause, he will be entitled to severance equal to his annual base salary for twelve months or the remaining employment term, whichever is longer, plus a pro rata incentive bonus for the year of termination. The terms of the employment agreement provide that if Mr. Franco’s employment is terminated without cause, or if Mr. Franco elects to terminate his employment upon the occurrence of certain events specified in the employment agreement, within two years following a change in control, as defined in the employment agreement, he will be entitled to the following change in control severance compensation and benefits, instead of the severance described in the preceding sentence: (1) two times Mr. Franco’s base pay at the rate in effect immediately prior to his termination, (2) two times his cash bonus (equal to the highest applicable cash bonus earned during the prior three years), (3) if the termination of employment occurs after June 30 in any year, a prorated bonus for that calendar year, (4) for a period of twenty-four months, health, dental and life insurance benefits, subject to reduction to the extent comparable benefits are actually received by Mr. Franco from another employer during this period, (5) certain outplacement services, and (6) a two-year automobile allowance.

      Mr. Haumesser entered into an employment agreement with AMI originally effective as of April 19, 2002, and amended and restated as of July 27, 2004. Under the terms of his employment agreement, Mr. Haumesser serves as Vice President, Human Resources. Mr. Haumesser’s employment agreement provides for an initial base salary of $190,000, an annual incentive bonus based on growth in earnings of AMH, certain perquisites and participation in employee benefit programs made available to other senior executives. The initial term of the employment agreement is one year. The terms of the employment agreement provide that on the first anniversary of the equity tender offer completion date and each successive anniversary thereof, the term of the employment agreement will automatically extend by one year unless AMI gives Mr. Haumesser a notice not to extend the employment term. The employment agreement provides that if Mr. Haumesser’s employment is involuntarily terminated by AMI without cause, he will be entitled to severance equal to his annual base salary for twelve months plus a pro rata incentive bonus for the year of termination. The terms of the employment agreement provide that if Mr. Haumesser’s employment is terminated without cause, or if Mr. Haumesser elects to terminate his employment upon the occurrence of certain events specified in the employment agreement, within two years following a change in control, as defined in the employment agreement, he will be entitled to the following change in control severance compensation and benefits, instead of the severance described in the preceding sentence: (1) two times Mr. Haumesser’s base pay at the rate in effect immediately prior to his termination, (2) two times his cash bonus (equal to the highest applicable cash bonus earned during the prior three years, (3) if the termination of employment occurs after June 30 in any year, a prorated bonus for that calendar year, (4) for a period of twenty-four months, health, dental and life insurance benefits, subject to reduction to the extent comparable benefits are actually received by Mr. Haumesser from another employer during this period, (5) certain outplacement services, and (6) a two-year automobile allowance.

      Each of the executive officers’ employment agreements includes non-competition, non-solicitation, confidentiality and other restrictive covenants.

Associated Materials Holdings Inc. 2002 Stock Option Plan

      In June 2002, Holdings adopted the Associated Materials Holdings Inc. 2002 Stock Option Plan (the “Plan”). The board of directors of Holdings administers the Plan and selects eligible executives, directors, employees and consultants of Holdings and its affiliates, including AMI, to receive options. The board of directors of Holdings also will determine the number and type of shares of stock covered by options granted under the Plan, the terms under which options may be exercised, the exercise price of the options and other terms and conditions of the options in accordance with the provisions of the Plan. An option holder may pay the exercise price of an option by any legal manner that the board of directors of Holdings permits. Option holders generally may not transfer their options except in the event of death. If Holdings undergoes a change in control, as defined in the Plan, all outstanding Time-Based Options become immediately fully exercisable, while the IRR Options may become immediately exercisable upon achievement of certain specified criteria. The board of directors of Holdings may adjust outstanding options by substituting stock or other securities of any successor or another party to the change in control transaction, or cash out such outstanding options, in any such case, generally based on the consideration received by its stockholders in the transaction. Subject to particular limitations specified in the Plan, the board of directors may amend or terminate the Plan. The Plan will terminate no later than 10 years following its effective date; however, any options outstanding under the option plan will remain outstanding in accordance with their terms. Upon the completion of the Offering of the outstanding notes, AMH assumed the Plan and all options to purchase shares of Holdings were converted into options to purchase shares of AMH.

      Certain employees of AMI who held options immediately prior to the April 2002 merger transaction to purchase shares of the Predecessor’s common stock have converted such options into options to purchase shares of Holdings’ common stock, preferred stock or both. Upon completion of the offering of the outstanding notes, such employees exercised their roll-over options. Certain employees of AMI may also receive new options to purchase shares of common stock of AMH.

Chief Executive Officer Compensation

      Mr. Caporale’s compensation in 2003 was governed by his employment agreement and his future compensation will be determined in accordance with the conditions of his employment agreement. The terms of Mr. Caporale’s employment agreement are set forth in the section “— Employment Agreements” above. Mr. Caporale was also awarded an annual bonus award in 2003 of $1,000,000 under the Incentive

Bonus Plan, as described above. Amounts paid and granted to Mr. Caporale in 2003 are disclosed in the “Summary Compensation Table.”

Option/SAR Grants in 2003

      There were no stock options granted to AMI’s executive officers during 2003.

Aggregated Option/Sar Exercises in 2003 and January 3, 2004 Option/SAR Values

      The following table provides information regarding the exercise of Holdings’ options during 2003 and unexercised options held as of January 3, 2004 for each of AMI’s executive officers.

					Value of Unexercised
			Number of Securities Underlying		In-The-Money
			Unexercised Options/SARS at		Options/SARS at
	Securities		January 3, 2004(1)(3)		January 3, 2004(2)
	Acquired on	Value
Name	Exercise (#)	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Michael Caporale, Jr.(4)	—	$—	40,918 common	65,362 common	$3,437,112	$5,490,408
			—	63,768 common	$—	$5,356,512
			23,221 preferred/	—	$3,591,094	$—
			17,781 common
			23,194 preferred/	—	$3,642,739	$—
			18,063 common
D. Keith La Vanway(5)	—	$—	15,344 common	24,511 common	$1,288,896	$2,058,924
			—	23,913 common	$—	$2,008,692
			4,678 preferred/	—	$655,445	$—
			3,213 common
Kenneth L. Bloom(6)	—	$—	12,787 common	20,425 common	$1,074,108	$1,715,700
			—	19,927 common	$—	$1,673,868
			4,665 preferred/	—	$679,419	$—
			3,344 common
Robert M. Franco(7)	—	$—	5,115 common	8,170 common	$429,660	$686,280
			—	7,971 common	$—	$669,564
John F. Haumesser(8)	—	$—	2,557 common	4,085 common	$214,788	$343,140
			—	3,985 common	$—	$334,740

(1)	We have not granted stock appreciation rights.

(2)	The per share common equity value on January 3, 2004 was $94 per share, which was based on a calculation of common equity value prepared by an outside valuation consulting firm utilizing an approach, which considered both market multiple and discounted cash flow methodologies. The value of unexercised common options was calculated by multiplying the per share common stock value by the number of shares of common stock issuable upon exercise of these options, less exercise price. Preferred share value was based on a $100 per share value, plus accumulated preferred stock dividends of 8% since the closing of the April 2002 merger transaction, less the exercise price of these options.

(3)	All options were granted in 2002 in accordance with the Associated Materials Holdings Inc. 2002 Stock Option Plan. The option grants include the following:

•	Options to purchase shares of Holdings common stock at the fair market value on the date of grant, which will vest over time (“Time-Based Options”). All Time-Based Options granted to executives during September 2002 were immediately vested 16% on the date of grant, representing 10% vesting upon grant plus four months of vesting from May 2002 through August 2002, with remaining vesting of 1.5% per month over 56 months;

•	Options to purchase shares of Holdings common stock at the fair market value on the date of grant, which will vest 100% on the eighth anniversary from the date of grant, provided that the option vesting may be accelerated upon the occurrence of a liquidity event and the achievement of a specified internal rate of return (“IRR”) on the investment by Harvest Partners, Inc. in Holdings (“IRR Options”). A liquidity event is defined as the occurrence of (a) a transaction or series of transactions which results in the sale or transfer of (i) more than a majority of the assets of Holdings and its subsidiaries or (ii) a majority of the capital stock of Holdings or a widely distributed sale of the common stock of Holdings in an underwritten public offering which yields a minimum required amount of net proceeds to Holdings and (b) the funds of Harvest Partners, Inc. receive a minimum required aggregate net cash proceeds for its investment in Holdings (“Liquidity Event”);

•	Options to purchase shares of Holdings common stock and preferred stock as a unit, comprised of one share of preferred stock and a specified fraction of a share of common stock (“Roll-Over Options”). These options were granted in exchange for the outstanding options to purchase AMI common stock (“Predecessor Company Options”). Roll-Over Options were granted at an exercise price, which preserves the intrinsic value of the Predecessor Company Options. Each Roll-Over Option grant was 100% vested as of the date of grant.

(4)	In September 2002, Mr. Caporale was granted an option to purchase 205,892 shares of Holdings common stock and 46,415 shares of Holdings’ preferred stock as follows:

•	Time-Based Options granted with the option to purchase 106,280 shares of common stock at $10 per share;

•	IRR Options granted with the option to purchase 63,768 shares of common stock at $10 per share;

•	Roll-Over Options granted with an option to purchase 23,221 shares of preferred stock and 17,781 shares of common stock. Each option must be exercised as a unit, with each unit comprising one share of preferred stock and 0.7657 shares of common stock, at a unit exercise price of $31.09.

•	Roll-Over Options granted with an option to purchase 23,194 shares of preferred stock and 18,063 shares of common stock. Each option must be exercised as a unit, with each unit comprising one share of preferred stock and 0.7788 shares of common stock, at a unit exercise price of $29.91.

(5)	In September 2002, Mr. LaVanway was granted an option to purchase 66,981 shares of Holdings common stock and 4,678 shares of Holdings’ preferred stock as follows:

•	Time-Based Options granted with the option to purchase 39,855 shares of common stock at $10 per share;

•	IRR Options granted with the option to purchase 23,913 shares of common stock at $10 per share;

•	Roll-Over Options granted with an option to purchase 4,678 shares of preferred stock and 3,213 shares of common stock. Each option must be exercised as a unit, with each unit comprising one share of preferred stock and 0.686832 shares of common stock, at a unit exercise price of $38.21.

(6)	In September 2002, Mr. Bloom was granted an option to purchase 56,483 shares of Holdings common stock and 4,665 shares of Holdings’ preferred stock as follows:

•	Time-Based Options granted with the option to purchase 33,212 shares of common stock at $10 per share;

•	IRR Options granted with the option to purchase 19,927 shares of common stock at $10 per share;

•	Roll-Over Options granted with an option to purchase 4,665 shares of preferred stock and 3,344 shares of common stock. Each option must be exercised as a unit, with each unit comprising one share of preferred stock and 0.716827 shares of common stock, at a unit exercise price of $35.50.

(7)	In September 2002, Mr. Franco was granted an option to purchase 21,256 shares of Holdings common stock as follows:

•	Time-Based Options granted with the option to purchase 13,285 shares of common stock at $10 per share;

•	IRR Options granted with the option to purchase 7,971 shares of common stock at $10 per share.

(8)	In September 2002, Mr. Haumesser was granted an option to purchase 10,627 shares of Holdings common stock as follows:

•	Time-Based Options granted with the option to purchase 6,642 shares of common stock at $10 per share;

•	IRR Options granted with the option to purchase 3,985 shares of common stock at $10 per share.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      On February 19, 2004, AMH was created to be the direct parent company of Holdings, AMI’s direct parent. AMH has no material assets or operations other than its 100% ownership of Holdings. Pursuant to a restructuring agreement, stockholders and option holders of Holdings became stockholders and option holders of AMH on March 4, 2004 and are no longer stockholders and option holders of Holdings.

      The capital stock of AMH consists of class A common stock, par value $0.01 per share, or the Class A common stock, and class B non-voting common stock, par value $0.01 per share, or the Class B common stock. We collectively refer to the Class A common stock and the Class B common stock as the “common stock.” Harvest Funds (as defined by footnote 3 below) owns approximately 29.9% of the voting stock of AMH and is party to an amended and restated stockholders agreement dated as of March 4, 2004, regarding the ownership and voting of the common stock of AMH. By virtue of such stock ownership and stockholders agreement, Harvest Funds has the ability to designate a majority of the board of directors of AMH and to control actions to be taken by our stockholder and/or board of directors, including amendments to our certificate of incorporation and by-laws and approval of significant corporate transactions, including mergers and sales of substantially all of AMI’s assets.

      The following table sets forth certain information as of September 10, 2004 regarding the beneficial ownership of:

•	each person known by us to own beneficially 5% or more of the outstanding common stock of AMH;

•	the directors and named executive officers of AMH;

•	the other named executive officers of AMI; and

•	all directors and named executive officers described above as a group.

      We determined beneficial ownership in accordance with the rules of the SEC, which generally require inclusion of shares over which a person has voting or investment power. Share ownership in each case includes shares that may be acquired within sixty days through the exercise of any options. Except as otherwise indicated, the address for each of the named individuals is c/o Harvest Partners, Inc., 280 Park Avenue, New York, New York 10017.

	Class A Common Stock		Voting Securities

	Number of		Number of
	Shares	Percentage	Shares	Percentage

Harvest Funds(1)(2)(3)	500,000	29.9%	500,000	29.9%
Weston Presidio(4)	228,719	13.7%	228,719	13.7%
The Texas Growth Fund II — 1998 Trust(5)	182,976	10.9%	182,976	10.9%
PPM America, Inc.(6)	182,975	10.9%	182,975	10.9%
Liberty Mutual Insurance Company(7)	137,232	8.2%	137,232	8.2%
New York Life Capital Partners(8)	100,000	6.0%	100,000	6.0%
BancBoston Capital Inc.(9)	90,668	5.4%	90,668	5.4%

	Class A Common Stock		Voting Securities

	Number of		Number of
	Shares	Percentage	Shares	Percentage

Executive Officers and Directors
Ira D. Kleinman(10)	500,000	29.9%	500,000	29.9%
Michael Caporale, Jr.(11)	92,704	5.4%	92,704	5.4%
D. Keith La Vanway(12)	24,535	1.4%	24,535	1.4%
Kenneth L. Bloom(13)	21,112	1.2%	21,112	1.2%
Robert M. Franco(14)	7,107	*	7,107	*
John F. Haumesser(15)	5,014	*	5,014	*
Thomas W. Arenz(16)	500,000	29.9%	500,000	29.9%
Kevin M. Hayes(17)	228,719	13.7%	228,719	13.7%
Jeffrey F. Moy(18)	137,232	8.2%	137,232	8.2%
Dennis W. Vollmershausen(19)	2,706	*	2,706	*
All directors and executive officers as a group (10 persons)	1,019,129	57.2%	1,019,129	57.2%

*	less than 1%

(1)	AMH is controlled by Harvest Funds, by reason of their collective right to designate a majority of the members of the board of directors of AMH. Harvest Funds are Harvest Partners III, L.P., Harvest Partners III Beteilingungsgesellschaft Burgerlichen Rechts (mit Haftungsbeschrankung) (“Harvest Partners III, GbR”), Harvest Partners IV, L.P. and Harvest Partners IV GmbH & Co. KG (“Harvest Partners IV KG”). Harvest Associates III, L.L.C., which has six members, is the general partner of Harvest Partners III, L.P. and Harvest Partners III, GbR. Harvest Associates IV, L.L.C., which has six members, is the general partner of Harvest Partners IV, L.P. and Harvest Partners IV KG. Harvest Partners, Inc. provides management services for Harvest Associates III, L.L.C. in connection with Harvest Partners III, L.P. and Harvest Partners III, GbR and for Harvest Associates IV, L.L.C. in connection with Harvest Partners IV, L.P. and Harvest Partners IV KG.

(2)	Includes 131,978 shares of Class A common stock owned by Harvest Partners III, L.P. and 18,022 shares of Class A common stock owned by Harvest Partners III, GbR for each of which Harvest Associates III, L.L.C. is the general partner. Harvest Associates III, L.L.C. has six members, each of whom has equal voting rights and who may be deemed to share beneficial ownership of the shares of common stock of AMH. The six members are Ira Kleinman, Harvey Mallement, Stephen Eisenstein, Harvey Wertheim, William Kane and Thomas Arenz. Mr. Kleinman and Mr. Arenz are on the Company’s board of directors. Each of Messrs. Kleinman, Mallement, Eisenstein, Wertheim, Kane and Arenz disclaims beneficial ownership of the shares of Class A common stock owned by Harvest Partners III, L.P. and Harvest Partners III GbR.

(3)	Includes 273,000 shares of Class A common stock owned by Harvest Partners IV, L.P. and 77,000 shares of Class A common stock owned by Harvest Partners IV KG, for each of which Harvest Associates IV, L.L.C. is the general partner. Harvest Associates IV, L.L.C. has six members, each of whom has equal voting rights and who may be deemed to share beneficial ownership of the shares of Class A common stock of AMH beneficially owned by it. The six members are Ira Kleinman, Harvey Mallement, Stephen Eisenstein, Harvey Wertheim, William Kane and Thomas Arenz. Mr. Kleinman and Mr. Arenz are on AMH’s board of directors. Each of Messrs. Kleinman, Mallement, Eisenstein, Wertheim, Kane and Arenz disclaims beneficial ownership of the shares of Class A common stock owned by Harvest Partners IV, L.P., Harvest Partners IV KG. Harvest Partners III, L.P., Harvest Partners III GbR, Harvest Partners IV, L.P. and Harvest Partners IV KG are collectively referred to as the “Harvest Funds.” The address of the named entities is 280 Park Avenue, 33rd Floor, New York, New York 10017.

(4)	Includes 65,992 shares of Class A common stock held by Weston Presidio Capital III, L.P., 156,986 shares of Class A common stock held by Weston Presidio Capital IV, L.P., 3,256 Class A common stock held by WPC Entrepreneur Fund, L.P. and 2,485 Class A common stock held by WPC Entrepreneur Fund II, L.P. The Weston Funds are affiliated entities and hold an aggregate of 228,719 of Class A common stock. The address of the Weston Funds is 200 Clarendon Street, 50th Floor, Boston, Massachusetts 02116.

(5)	The address of The Texas Growth Fund II — 1998 Trust is c/o TGF Management Corp., 111 Congress Avenue, Suite 2900, Austin, Texas 78701-4098.

(6)	Includes 1,372 shares of Class A common stock held by Old Hickory Fund I LLC and 181,603 shares of Class A common stock held by PPM America Private Equity Fund LP. PPM America Private Equity Fund LP and Old Hickory I LLC are affiliates of PPM America, Inc. The address of PPM America, Inc. is 225 West Wacker Drive, Suite 1200, Chicago, Illinois 60606.

(7)	The address of Liberty Mutual Insurance Company is 175 Berkeley Street, Boston, Massachusetts 02116-0140.

(8)	The address of New York Life Capital Partners is 51 Madison Avenue, Suite 3009, New York, New York 10010.

(9)	Includes 72,370 shares of Class A common stock held by BancBoston Capital Inc. and 18,298 shares of Class A common stock held by Private Equity Portfolio Fund II, LLC. The manager of Private Equity Portfolio Fund II, LLC is Fleet National Bank, which is a subsidiary of Fleet Boston Financial Corporation, which is the indirect owner of 100% of BancBoston Capital Inc. The address of BancBoston Capital Inc. is 175 Federal Street, Boston, Massachusetts 02110. Bank Boston Capital Inc. also owns 19,118 shares of Class B non-voting common stock.

(10)	Includes shares of Class A common stock owned by Harvest Partners III, L.P. and shares of Class A common stock owned by Harvest Partners III GbR, for each of which Harvest Associates III, L.L.C. is the general partner. Also includes shares of Class A common stock owned by Harvest Partners IV, L.P. and Harvest Partners IV KG, for each of which Harvest Partners IV, L.L.C. is the general partner. Mr. Kleinman is a member of Harvest Associates, III, L.L.C. and Harvest Partners IV, L.L.C. and may be deemed to share beneficial ownership of the shares of common stock of AMH beneficially owned by them. Mr. Kleinman disclaims beneficial ownership of common shares owned by Harvest Partners III, L.P., Harvest Partners III GbR, Harvest Partners IV, L.P. and Harvest Partners IV KG.

(11)	Includes 35,844 shares of Class A common stock owned by Mr. Caporale and options to purchase 56,860 shares of Class A common stock.

(12)	Includes 3,213 shares of Class A common stock owned by Mr. LaVanway and options to purchase 21,322 shares of Class A common stock.

(13)	Includes 3,344 shares of Class A common stock owned by Mr. Bloom and options to purchase 17,768 shares of Class A common stock.

(14)	Includes options to purchase 7,107 shares of Class A common stock.

(15)	Includes options to purchase 5,014 shares of Class A common stock.

(16)	Includes shares of Class A common stock owned by Harvest Partners III, L.P. and shares of Class A common stock owned by Harvest Partners III GbR, for each of which Harvest Associates III, L.L.C. is the general partner. Also includes shares of Class A common stock owned by Harvest Partners IV, L.P. and Harvest Partners IV KG, for each of which Harvest Partners IV, L.L.C. is the general partner. Mr. Arenz is a member of Harvest Associates, III, L.L.C. and Harvest Partners IV, L.L.C. and may be deemed to share beneficial ownership of the shares of common stock of AMH beneficially owned by them. Mr. Arenz disclaims beneficial ownership of common shares owned by Harvest Partners III, L.P., Harvest Partners III GbR, Harvest Partners IV, L.P. and Harvest Partners IV KG.

(17)	Mr. Hayes is a director for AMH and Holdings, representing four of Holdings stockholders, Weston Presidio Capital III, L.P., Weston Presidio Capital IV, L.P., WPC Entrepreneur Fund, L.P. and WPC Entrepreneur Fund II, L.P., which are collectively referred to as the “Weston Funds.” Mr. Hayes’ election as a director is prescribed by the stockholders agreement. See Item 13. “Certain Relationships and Related Transactions — The Stockholders Agreement.” The shares included in the table above includes shares held by the Weston Funds as follows: Weston Presidio Capital III, L.P. holds 65,992 shares of Class A common stock; Weston Presidio Capital IV holds 156,986 shares of Class A common stock; WPC Entrepreneur Fund, L.P. holds 3,256 shares of Class A common stock; and WPC Entrepreneur Fund II, L.P. holds 2,485 shares of Class A common stock. Mr. Hayes is a member or partner, as the case may be, of the general partner of the Weston Funds. Mr. Hayes disclaims beneficial ownership of the shares held by the Weston Funds, except to the extent of his pecuniary interest therein.

(18)	Includes 137,232 shares of Class A common stock owned by Liberty Mutual Insurance Company. Mr. Moy is a Managing Director of Liberty Mutual Insurance Group, which is an affiliate of Liberty Mutual Insurance Company, and may be deemed to share beneficial ownership of the shares of Class A common stock of Holdings. Mr. Moy disclaims beneficial ownership of Class A common stock owned by Liberty Mutual Insurance Company.

(19)	Includes 1,000 shares of common stock owned through a personal holding company in the name of 3755428 Canada Inc., a Canadian corporation. Mr. Vollmershausen is the sole shareholder of this corporation. Mr. Vollmershausen was also granted options to purchase 1,706 shares of Class A common stock.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Restructuring Agreement

      On March 4, 2004, AMH, Holdings and the stockholders entered into a restructuring agreement pursuant to which all of the stockholders of Holdings contributed their capital stock in Holdings to AMH in exchange for equivalent capital stock in AMH. Subsequently, AMH contributed all of the capital stock of Holdings which was contributed to it back to Holdings, in exchange for 1,000 shares of class A common stock of Holdings. Following this exchange, all of the former stockholders of Holdings became the stockholders of AMH, and AMH became the sole stockholder of Holdings. Holdings will continue to be the sole stockholder of AMI.

The Stockholders Agreement

      The stockholders of AMH have entered into a stockholders agreement, which governs certain relationships among, and contains certain rights and obligations of, such stockholders. The AMH stockholders agreement, among other things, (1) limits the ability of the stockholders to transfer their shares in AMH except in certain permitted transfers as defined therein; (2) provides for certain tag-along obligations and certain bring-along rights; (3) provides for certain registration rights; and (4) provides for certain preemptive rights.

      The AMH stockholders agreement provides that the parties thereto must vote their shares to elect a board of directors consisting of at least four persons designated by the stockholders who are affiliates of Harvest Partners, Inc., our chief executive officer and a person designated by Weston Presidio Service Company, LLC. Pursuant to the stockholders agreement, Harvest Partners, Inc. will have the power to control the amendment of the certificate of incorporation of AMH, excluding changes that would disproportionately and adversely affect the rights of any stockholder (other than stockholders who are affiliates of Harvest Partners). In addition, all stockholders of AMH have granted the Harvest funds the right, in certain circumstances, to require such stockholders to sell their shares in AMH in, or to vote their shares to effect, a sale of substantially all of the assets or a majority of the common stock of Holdings, AMI or AMH, as the case may be, to any party other than an affiliate of Harvest Partners. Pursuant to the stockholders agreement, the stockholders (other than stockholders that are affiliates of Harvest Partners) are granted “tag-along” rights under which such stockholders have the option of participating in certain sales of capital stock of AMH by the stockholders who are affiliates of Harvest Partners, Inc. at the same price and other terms as such affiliates.

      Pursuant to the stockholders agreement, the stockholders are entitled to certain rights with respect to registration under the Securities Act of certain shares held by them including, in the case of affiliates of Harvest Partners, certain demand registration rights. The stockholders agreement also provides for certain preemptive rights. Subject to certain conditions, the preemptive rights grant the right to purchase shares in a share issuance of AMH. The stockholders agreement provides that it shall terminate, except with respect to the registration rights of the stockholders, upon the closing of an underwritten registered public offering of common stock of AMH.

Management Agreement

      We entered into a management agreement with Harvest Partners, Inc. Under the management agreement, Harvest Partners received a one-time fee of $5.0 million in connection with structuring and implementing our acquisition. In addition, Harvest Partners provides us with financial advisory and strategic planning services. For these services, Harvest Partners receives an annual fee of approximately $0.8 million, payable on a quarterly basis in advance. The fee will be adjusted on a yearly basis in accordance with the U.S. Consumer Price Index. We incurred approximately $0.8 million and $0.6 million of management fees paid to Harvest Partners for the year ended January 3, 2004 and the 257 days ended December 31, 2002, respectively. The agreement also provides that Harvest Partners will receive transaction fees in connection with financings, acquisitions and divestitures of AMI. Such fees will be a percentage of the applicable transaction. In 2003, we paid Harvest Partners $1.1 million in connection with the acquisition of Gentek and received $1.3 million in financial advisory services in connection with the completion of the offering of the outstanding notes and the related transactions. We also reimburse Harvest Partners for all out-of-pocket expenses. The management agreement has a term of five years from its date of execution and will automatically be renewed on a yearly basis, beginning in 2004, unless otherwise specified by Harvest Partners.

Management Bonus

      In connection with the completion of the offering of the outstanding notes in March 2004, we paid 20 members of our senior management a bonus of $14.5 million, of which approximately $12.3 million was paid to five executive officers, in recognition of their efforts with respect to the acquisition of Gentek, our performance since the April 2002 merger transaction, as well as the completion of the offering of the outstanding notes in March 2004.

AmerCable

      On June 24, 2002, we completed the sale of our AmerCable division to AmerCable Incorporated, a newly-formed entity controlled by members of AmerCable management and Wingate Partners III, L.P., for net proceeds of approximately $28.3 million in cash and the assumption of certain liabilities pursuant to an asset purchase agreement dated as of the same date. Robert F. Hogan, Jr., president and chief executive officer of the AmerCable division and our vice president prior to the sale, is the president, chief executive officer and chairman of the board of AmerCable Incorporated. For additional information about the sale of AmerCable, please see “Business — Acquisitions and divestitures.”

The April 2002 Merger Agreement

      On March 16, 2002, AMI, Simon Acquisition Corp. and Holdings (formerly known as Harvest/ AMI Holdings Inc.) entered into an agreement and plan of merger pursuant to which Simon Acquisition Corp. commenced a tender offer to purchase all of the issued and outstanding shares of common stock of the Predecessor, at a price of $50.00 per share, net to the seller in cash. Following the completion of the merger, Simon Acquisition Corp. merged into AMI and AMI continued as the surviving corporation.

      The merger agreement provides that we will indemnify and hold harmless each person who at that time or at any time had been a director or officer of AMI, and their heirs and personal representatives, against liabilities and expenses incurred in connection with any proceeding arising out of or pertaining to any action or omission occurring prior to the effective time of the merger.

      Pursuant to the merger agreement, promptly following the commencement of the equity tender offer, we commenced a tender offer for our then outstanding 9 1/4% notes and a solicitation of consents from holders of the existing notes to amend certain terms of the related indenture to facilitate the financings contemplated by the merger agreement.

      Following the merger of Simon Acquisition Corp. with AMI on April 19, 2002, AMI became a wholly owned subsidiary of Holdings. As a result, Holdings has the right to appoint all of AMI’s directors.

Tender and Voting Agreement

      In connection with the execution of the merger agreement, Mr. William W. Winspear, who, at the time, was the Chairman of the Board, President and Chief Executive Officer of AMI and who beneficially owned at the time of the merger agreement 3,097,242 shares of common stock of the Predecessor, representing approximately 42% of the outstanding shares of common stock of AMI on a fully diluted basis, entered into a tender and voting agreement with Simon Acquisition Corp. and Holdings. Mr. Winspear agreed to validly tender all of his shares and, until the termination of the tender and voting agreement, to vote or cause to be voted all of the shares which Mr. Winspear has the right to vote in favor of the merger and the approval of the terms of the merger agreement and in favor of each of the other transactions contemplated by the merger agreement, and against any other action that could adversely affect the transactions contemplated by the merger agreement. Mr. Winspear made customary representations and warranties relating to ownership of shares of AMI, power and authority, execution and delivery, no conflicts, no finder’s fees, and reliance by Holdings.

Severance Agreements

      On December 27, 2001, AMI had entered into severance agreements with two of its executive officers, Robert F. Hogan, Jr. and Robert L. Winspear. These severance agreements were only to become operative upon a “change in control” of AMI. The severance agreements generally provided that if, within a two-year period following a change in control, we terminated the employment of the executive other than as a result of his death or disability, or for cause, or if the executive terminated employment with us under certain circumstances, the executive was entitled to receive severance compensation. For Mr. Hogan and Mr. Winspear, this severance compensation would be: (i) two times the executive’s base pay at the highest rate in effect for any period prior to his termination, (ii) two times the executive’s cash bonus (equal to the highest applicable cash bonus earned during the three years immediately preceding the year in which the change in control occurred) and (iii) if the termination of employment occurs after June 30 in any year, a prorated bonus for that calendar year. In addition, health and life insurance benefits substantially similar to those provided prior to termination would continue for a two-year period, subject to reduction to the extent comparable benefits were actually received by the executive from another employer during this period. Our severance agreements with Mr. Hogan and Mr. R. Winspear also provided that if any amount to be paid to the executive under the severance agreement was determined to be non-deductible by reason of Section 280G of the Internal Revenue Code, the severance benefits would be reduced to the extent necessary so that Section 280G did not cause any amount to be non-deductible to us. Upon the sale of the AmerCable division to Wingate Partners III, L.P., Mr. Hogan relinquished his rights to severance from us. Upon the consummation of the April 2002 merger transaction with an affiliate of Harvest Partners, Mr. R. Winspear was terminated from our employment and collected severance in accordance with his severance agreement.

Non-Competition Agreement

      In connection with the execution of the merger agreement with Holdings and Simon Acquisition Corp., Mr. William W. Winspear, who was AMI’s Chairman, President and Chief Executive Officer prior to the completion of the equity tender offer, entered into a non-competition agreement with us. Mr. Winspear has agreed that he will not directly or indirectly own, operate, manage, control, consult with, provide services for, or in any manner engage in the building products/window and sidings business or the electrical cable manufacturing business in competition with us within the United States for a period of three years beginning on the offer completion date, or the Restricted Period. Mr. Winspear has also agreed that during the Restricted Period he will not directly or indirectly (1) induce any of our employees to leave its employ; (2) hire any person who is our employee; or (3) induce any customer, supplier, distributor or other person having a significant business relationship with us to cease doing business with us, or otherwise intentionally adversely interfere with such a relationship. Mr. Winspear retired from AMI upon completion of the equity tender offer.

Non-Solicitation Agreement

      In connection with the execution of the merger agreement with Holdings and Simon Acquisition Corp., Mr. Robert L. Winspear, who was AMI’s Vice President and Chief Financial Officer prior to the merger, entered into a non-solicitation agreement with us. Mr. Robert Winspear has agreed that he will not, directly or indirectly, for a period of two years following the completion of the equity tender offer: (1) induce any of our employees that was party to an employment or severance agreement with us on March 16, 2002 to leave our employ, (2) hire any such person, or (3) induce any customer, supplier, distributor or other person having a significant business relationship with us to cease doing business with us or otherwise intentionally adversely interfere with such a relationship.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Senior Credit Facility

      Each of AMI, as borrower, Holdings, as a guarantor, UBS AG, Stamford Branch, as administrative agent, the various financial institutions and other persons from time to time party thereto, as lenders, Credit Suisse First Boston, as syndication agent, CIBC World Markets Corp. as documentation agent and UBS Securities LLC (f/k/a UBS Warburg LLC) and Credit Suisse First Boston, as joint-lead arrangers were parties to that certain credit agreement, dated as of April 19, 2002.

      In connection with the acquisition of Gentek by AMI, the credit agreement, dated as of April 19, 2002, was amended and restated, as of August 29, 2003, by and among Holdings, as a guarantor, AMI and Gentek Building Products Limited, as borrowers, UBS AG, Stamford Branch and Canadian Imperial Bank of Commerce, as administrative agents, the various financial institutions and other persons from time to time party thereto, as lenders, Credit Suisse First Boston acting through its Cayman Islands Branch, as syndication agent, CIBC World Markets Corp. as documentation agent and UBS Securities LLC and Credit Suisse First Boston acting through its Cayman Islands Branch, as joint-lead arrangers.

      In connection with the offering of the outstanding notes, in March 2004, AMI amended the AMI senior credit facility. More specifically, the amendment to the credit agreement provides (1) for the ability of AMH’s subsidiaries to make payments to AMH for the purpose of paying (a) fees for legal, audit and similar administrative services and other corporate overhead, (b) customary fees to non-officer directors of AMH who are not affiliates of AMH, (c) out-of-pocket expenses to directors or observers of the board of directors of AMH and (d) taxes payable by AMH, provided that the aggregate amount payable pursuant to preceding sub-clauses (a), (b) and (c) shall not exceed an amount to be determined; (2) to the extent not paid directly by AMH, that Holdings and its subsidiaries may pay management bonuses described in this prospectus with proceeds from the issuance of the outstanding notes; and (3) for the guaranty by AMH of the obligations of AMI and Gentek Building Products Limited under AMI’s credit agreement and the pledge of the stock of Holdings to secure and guaranty AMI’s credit agreement.

      The amended and restated senior credit facility provides for the following:

(1) a seven year U.S. $182.5 million U.S. term loan facility made available to AMI in U.S. dollars;

(2) a seven year U.S. $7.5 million Canadian term loan facility made available to Gentek in U.S. dollars;

(3) a U.S. $55 million U.S. revolving credit facility which is available to AMI in U.S. dollars until April 19, 2007 and which may include letters of credit in an amount of up to U.S. $15 million; and

(4) a $15 million Canadian revolving credit facility which is available to Gentek in U.S. dollars, Canadian dollars and Canadian banker’s acceptances until April 19, 2007 and which may include letters of credit in an amount of up to U.S. $5 million.

      The term loans amortize in equal quarterly installments through and including September 30, 2009 in an aggregate amount equal to 1% annually with the balance to be paid in four equal quarterly installments thereafter. We refer to the credit facility as the AMI senior credit facility.

      Subject to certain exceptions, the AMI senior credit facility requires mandatory repayments and mandatory reductions thereunder with the proceeds from (1) asset sales; (2) the issuance of debt; (3) the issuance of equity securities by Holdings in a registered public offering; (4) insurance and condemnation awards; and (5) annual excess cash flow. Voluntary prepayments of the senior credit facility will be permitted at any time, subject to certain notice requirements and to the payment of certain losses and expenses suffered by the lenders as a result of the prepayment of “Eurodollar Loans” (as defined in the senior credit facility) prior to the end of the applicable interest period.

      The AMI senior credit facility bears interest (A) in the case of U.S. dollar denominated loans, at the sum of the (1) applicable margin and (2) at our option, either the “Alternate Base Rate” (as defined in the senior credit facility) or the “Eurodollar Rate” (as defined in the AMI senior credit facility); (B) in the case of Canadian dollar denominated revolving loans, the sum of (1) the applicable margin and (2) the “Canadian Prime Rate” (as defined in the AMI senior credit facility); and (C) in the case of Canadian bankers acceptances, the sum of (1) the applicable margin and (2) the “Canadian BA Rate” (as defined in the AMI senior credit facility). The Alternate Base Rate will be the higher of (1) the rate that UBS AG, Stamford Branch announces from time to time as its prime commercial lending rate, as in effect from time to time and (2) one-half of 1% in excess of the federal funds rate, as published by the Federal Reserve Bank of New York. The applicable interest margin will initially be a percentage per annum equal to (1) in the case of the term loans maintained as (a) Alternate Base Rate Loans (as defined in the AMI senior credit facility), 1.75%, and (b) Eurodollar Loans (as defined in the AMI senior credit facility), 2.75%, (2) in the case of revolving loans maintained as (a) Base Rate Loans, 2.00%, and (b) Eurodollar Loans, 3.00% and (3) Canadian BAs (as defined in the AMI senior credit facility), 3.00%, in each case with respect to revolving loans and Canadian BAs subject to adjustments to be determined based on certain levels of financial performance.

      With respect to Eurodollar Loans, (1) we may elect interest periods of 1, 2, 3, 6 or, if available, 9 or 12 months and (2) interest will be payable in arrears at the earlier of (a) the end of an applicable interest period and (b) quarterly. With respect to Base Rate Loans, interest will be payable quarterly on the last business day of each fiscal quarter. Additionally, we will pay a commitment fee in an amount equal to 0.50% per annum on the daily average unused commitment under the revolving portion of the AMI senior credit facility, subject to adjustments to be determined based on certain levels of financial performance.

      The AMI senior credit facility contains certain covenants, including, without limitation, restrictions on our business (and the business of our subsidiaries), including restrictions on:

•	debt and liens;

•	the sale of assets;

•	mergers, acquisitions and other business combinations;

•	voluntary prepayment of certain debt (including the notes);

•	transactions with affiliates;

•	capital expenditures;

•	leases;

•	loans and investments, as well as prohibitions on the payment of cash dividends to, or the repurchase on redemption of stock from, stockholders; and

•	various financial covenants.

      The AMI senior credit facility contains customary events of default, including payment defaults, breaches of representations and warranties, covenant defaults, cross-default and cross-acceleration to certain other debt, certain events of bankruptcy and insolvency, certain events under the Employee Retirement Income Security Act of 1974, as amended, material judgments, actual or asserted failure of any guaranty or security document supporting the AMI senior credit facility to be in full force and effect and change of control. If such a default occurs, the lenders under the AMI senior credit facility would be entitled to take various actions, including all actions permitted to be taken by a secured creditor, the acceleration of amounts due under the AMI senior credit facility and requiring that all such amounts be immediately paid in full.

      All obligations under the AMI senior credit facility are jointly and severally guaranteed by Holdings and all of our direct and indirect wholly owned domestic subsidiaries. In addition, all obligations of Gentek under the AMI senior credit facility also are jointly and severally guaranteed by each other’s wholly owned

Canadian subsidiary. The debt under the AMI senior credit facility is secured by a pledge of our capital stock and the capital stock of AMI’s subsidiaries (but not to exceed 66 2/3 of the voting stock of foreign subsidiaries), and a perfected lien and security interest in substantially all of AMI’s owned real and personal assets (tangible and intangible) and the owned real and personal assets (tangible and intangible) of the borrowers and guarantors under the AMI senior credit facility. The debt under the AMI senior credit facility is secured by a pledge of the capital stock of Holdings and is guaranteed by AMH. Our future wholly owned domestic subsidiaries will be required to guarantee the AMI senior credit facility and to secure such guarantee with substantially all of their owned real and personal assets (tangible and intangible). Our future wholly-owned Canadian subsidiaries also will be required to guarantee Gentek’s obligation under the senior credit facility and to secure such guarantee with substantially all of their owned real and personal assets (tangible and intangible).

      The AMI senior credit facility, including the terms and conditions described above, will be subject to modification, amendment and waiver by the parties thereto.

9 3/4% Senior Subordinated Notes Due 2012

      AMI issued senior subordinated notes under an indenture dated April 23, 2002. The terms of these 9 3/4% notes are as follows:

•	Principal Amount — $165 million

•	Maturity — April 15, 2012

•	Interest Rate — 9 3/4%

•	Interest Payments — Every six months on April 15 and October 15

•	Optional Redemption — The 9 3/4% notes are redeemable, in whole or in part, at any time on or after April 15, 2007, at a premium declining to par in 2012

•	Optional Redemption Upon a Change of Control — At any time on or prior to April 15, 2007, AMI may redeem the 9 3/4% notes upon a change of control at a price equal to 100% of the principal amount plus a make-whole premium.

•	Offer to Purchase — Upon a change of control, AMI is required to make an offer to purchase the 9 3/4% notes at a purchase price equal to 101% of the principal amount, plus accrued and unpaid interest, if any, to the date of purchase. AMI may also be required to make an offer to purchase the 9 3/4% notes if it sells certain assets and does not apply the proceeds as specified in the indenture.

•	Ranking — The 9 3/4% notes and the guarantees are subordinated to all of our existing and future senior and secured indebtedness, equally with all of AMI’s existing and future senior subordinated indebtedness, are senior to all of AMI’s future subordinated indebtedness and are structurally senior to the notes in this offering.

•	Basic Covenants of the Indenture — The indenture for the 9 3/4% notes contains certain covenants that, among other things, limit AMI’s ability and that of its subsidiaries to:

•	incur additional indebtedness,

•	pay dividends or distributions on, or redeem or repurchase, our capital stock;

•	make investments;

•	engage in transactions with affiliates;

•	transfer or sell assets;

•	incur liens;

•	restrict dividend or other payments to us from our subsidiaries;

•	issue or sell capital stock of our subsidiaries; and

•	consolidate, merge or transfer all or substantially all of our assets and the assets of our subsidiaries.

DESCRIPTION OF THE NOTES

      We issued the outstanding 11 1/4% Senior Discount Notes due 2014 under an indenture, dated as of March 4, 2004 (the “Indenture”) between us and Wilmington Trust Company, as trustee, in a private transaction that was exempt from the registration requirements of the Securities Act. We will issue the exchange notes under the same indenture. The terms of the notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended. A copy of the Indenture has been filed as an exhibit to this exchange offer registration statement. As used in this section, the term “Notes” refers collectively to the outstanding notes and the exchange notes, and the term “Holdco” refers only to AMH Holdings, Inc., and does not refer to any of our subsidiaries.

      Certain terms used in this description are defined under the subheading “— Certain definitions.”

      The terms of the outstanding notes and the exchange notes are identical, both of which are governed by the Indenture described herein. The following description is only a summary of the material provisions of the Indenture. We urge you to read the Indenture because it, not this description, defines your rights as Holders of these Notes. You may request copies of this agreement at our address set forth under the heading “Available Information.”

Brief Description of the Notes

The Notes

•	are unsecured senior obligations of Holdco;

•	are senior in right of payment to all existing and future Subordinated Obligations of Holdco;

•	are equal in right of payment to all existing and future unsecured unsubordinated indebtedness of Holdco;

•	are effectively subordinated to secured Obligations of Holdco to the extent of the value of the assets securing such Obligations; and

•	are structurally subordinated to all the existing and future Indebtedness of Holdco’s Subsidiaries, including under the Credit Agreement and the AMI Notes.

Principal, Maturity and Interest

      Holdco issued the Notes initially with a maximum aggregate principal amount at maturity of $446,000,000. The Notes were issued at a substantial discount from their principal amount at maturity to generate gross proceeds of $258,265,220. Holdco issued the Notes in denominations of $1,000 and any integral multiple of $1,000. The Notes will mature on March 1, 2014. Subject to our compliance with the covenant described under the subheading “— Certain covenants — Limitation on indebtedness,” we are permitted to issue more Notes under the Indenture in an unlimited aggregate principal amount at maturity (the “Additional Notes”). The Notes and the Additional Notes, if any, will be treated as a single class for all purposes of the Indenture, including waivers, amendments, redemptions and offers to purchase. Unless the context otherwise requires, for all purposes of the Indenture and this “Description of the notes,” references to the Notes include any Additional Notes actually issued.

      Prior to March 1, 2009, interest will accrue on the Notes at the rate of 11 1/4% per annum in the form of an increase in the Accreted Value (representing amortization of original issue discount) between the date of original issuance and March 1, 2009, on a semi-annual basis using a 360-day year comprised of twelve 30-day months, such that the Accreted Value shall be equal to the full principal amount at maturity of the Notes on March 1, 2009 (the “Full Accretion Date”). Beginning on the Full Accretion Date or from the date it was most recently paid, cash interest on the Notes will accrue at the rate of 11 1/4% per annum and will be payable semiannually on March 1 and September 1 of each year to Holders of record at the close of business on February 15 or August 15 immediately preceding such interest payment dates, commencing September 1, 2009.

Holding Company Structure

      Holdco is a holding company and does not have any material assets or operations other than ownership of Capital Stock of Associated Materials Holdings Inc. Associated Materials Holdings Inc. is a holding company and does not have any material assets or operations other than ownership of Capital Stock of AMI. All of Holdco’s operations are conducted through its Subsidiaries. Claims of creditors of such Subsidiaries, including trade creditors, and claims of preferred stockholders (if any) of such Subsidiaries generally will have priority with respect to the assets and earnings of such Subsidiaries over the claims of Holdco’s creditors, including Holders of the Notes. The Notes, therefore, will be structurally subordinated to creditors (including trade creditors) and preferred stockholders (if any) of our Subsidiaries, including AMI. As of July 3, 2004, Holdco had Indebtedness of approximately $267.9 million outstanding and Holdco’s Subsidiaries had Indebtedness and other liabilities of approximately $561.2 million outstanding, including $166.2 million of borrowings outstanding under AMI’s senior secured credit facility. Although the Indenture limits the incurrence of Indebtedness and the issuance of preferred stock of our Restricted Subsidiaries, such limitation is subject to a number of significant qualifications. Moreover, the Indenture does not impose any limitation on the incurrence by such Restricted Subsidiaries of liabilities that are not considered Indebtedness under the Indenture. See “Risk factors.”

Optional Redemption

      Except as set forth below, we will not be entitled to redeem the Notes at our option prior to March 1, 2009.

      On and after March 1, 2009, we will be entitled at our option to redeem all or a portion of these Notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed in percentages of principal amount at maturity on the redemption date), plus accrued interest to the redemption date (subject to the right of Holders of record on the related record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on March 1 of the years set forth below:

Redemption
Period	Price

2009	105.625%
2010	103.750%
2011	101.875%
2012 and thereafter	100.000%

      In addition, before March 1, 2007, we may at our option on one or more occasions redeem Notes (which includes Additional Notes, if any) in an aggregate principal amount at maturity not to exceed 35% of the aggregate principal amount at maturity of the Notes (which includes Additional Notes, if any) at a redemption price (expressed as a percentage of principal amount at maturity) of 111.250% of the Accreted

Value thereof, plus accrued and unpaid interest, if any, to the redemption date, with the net cash proceeds from one or more Equity Offerings; provided that

      (1) at least 65% of such aggregate principal amount at maturity of Notes (which includes Additional Notes, if any) remains outstanding immediately after the occurrence of each such redemption (other than Notes held, directly or indirectly, by Holdco or its Affiliates); and

      (2) each such redemption occurs within 90 days after the date of the related Equity Offering.

Redemption upon a Change of Control

      In addition, upon the occurrence of a Change of Control, the Notes may be redeemed by Holdco, in whole and not in part, during the periods and at the redemption prices expressed in percentages of Accreted Value on the redemption dates (subject to the right of Holders of record on the related record date to receive the Accreted Value due on the relevant redemption date) as set forth below; provided, that such redemption (the “Change of Control Redemption”) occurs within 90 days of the occurrence of such Change of Control:

Redemption
Period	Price

Issue Date to February 28, 2005	116.875%
March 1, 2005 to February 28, 2006	114.063%
March 1, 2006 to February 28, 2007	111.250%

Selection and Notice of Redemption

      If we are redeeming less than all the Notes at any time, the Trustee will select Notes to be redeemed on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate.

      We will redeem Notes of $1,000 principal amount at maturity or less in whole and not in part. We will cause notices of redemption to be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address.

      If any Note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount at maturity thereof to be redeemed. We will issue a new Note equal to the Accreted Value or the principal amount at maturity, as the case may be, of the unredeemed portion of the original Note in the name of the Holder thereof upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, Accreted Value will cease to accrete or interest will cease to accrue on Notes or portions of them called for redemption so long as Holdco has deposited with the Paying Agent funds sufficient to pay the Accreted Value or principal of, plus accrued and unpaid interest, if any, as the case may be, on, the Notes to be redeemed.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

      Except as set forth below under “— Change of control” and “Certain covenants — Limitation on sales of assets and subsidiary stock,” we are not required to make any mandatory redemption or sinking fund payments with respect to the Notes. We may at any time and from time to time purchase Notes in the open market or otherwise.

Change of Control

      Upon the occurrence of any of the following events (each, a “Change of Control”), each Holder shall have the right to require that Holdco purchase such Holder’s Notes at a purchase price in cash equal to 101% of the Accreted Value thereof on the date of purchase plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date):

(1) any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than (directly or indirectly) one or more Permitted Holders, is or becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), except that such person shall be deemed to have “beneficial ownership” of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time, and except that any Person that is deemed to have beneficial ownership of shares solely as the result of being part of a group pursuant to Rule 13d-5(b)(1) of the Exchange Act shall be deemed not to have beneficial ownership of any shares held by a Permitted Holder forming a part of such group), directly or indirectly, of more than 35% of the total voting power of the Voting Stock of Holdco; provided, however, that the Permitted Holders beneficially own, directly or indirectly, in the aggregate, a lesser percentage of the total voting power of the Voting Stock of Holdco than such other person and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the Board of Directors of Holdco (for the purposes of this clause (1), such other person shall be deemed to beneficially own any Voting Stock of a specified person held by a parent entity, if such other person is the beneficial owner (as defined in this provision), directly or indirectly, of more than 35% of the voting power of the Voting Stock of such parent entity and the Permitted Holders beneficially own (as defined in this provision), directly or indirectly, in the aggregate a lesser percentage of the voting power of the Voting Stock of such parent entity and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the board of directors of such parent entity);

(2) individuals who on the Issue Date constituted the Board of Directors of Holdco (together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of Holdco was approved by a vote of a majority of the directors of Holdco then still in office who were either directors on the Issue Date or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of Holdco then in office;

(3) the adoption of a plan relating to the liquidation or dissolution of Holdco; or

(4) the merger or consolidation of Holdco with or into another Person or the merger of another Person with or into Holdco, or the sale of all or substantially all the assets of Holdco to another Person (other than a Person that is controlled by the Permitted Holders), and, in the case of any such merger or consolidation, the securities of Holdco that are outstanding immediately prior to such transaction and which represent 100% of the aggregate voting power of the Voting Stock of Holdco are changed into or exchanged for cash, securities or property, unless pursuant to such transaction such securities are changed into or exchanged for, in addition to any other consideration, securities of the surviving corporation that represent immediately after such transaction, at least a majority of the aggregate voting power of the Voting Stock of the surviving corporation.

      Within 30 days following any Change of Control, unless we have exercised our option to redeem all the Notes as described under “Redemption upon a change of control,” we will mail a notice to each Holder with a copy to the Trustee (the “Change of Control Offer”) stating:

(1) that a Change of Control has occurred and that such Holder has the right to require us to purchase such Holder’s Notes at a purchase price in cash equal to 101% of the Accreted Value thereof on the date of purchase, plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of Holders of record on the relevant record date to receive interest on the relevant interest payment date);

(2) the circumstances and relevant facts regarding such Change of Control;

(3) the purchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and

(4) the instructions, as determined by us, consistent with the covenant described hereunder, that a Holder must follow in order to have its Notes purchased.

      If the terms of the Credit Agreement prohibit Holdco from making a Change of Control Offer or from purchasing the Notes pursuant thereto, prior to the mailing of the notice to Noteholders described in the preceding paragraph, but in any event within 30 days following any Change of Control, Holdco covenants to:

(1) repay in full all Indebtedness outstanding under the Credit Agreement or offer to repay in full all such Indebtedness and repay the Indebtedness of each lender who has accepted such offer; or

(2) obtain the requisite consent under the Credit Agreement to permit the purchase of the Notes as described above.

      Holdco must first comply with the covenant described above before it will be required to purchase Notes in the event of a Change of Control; provided, however, that Holdco’s failure to comply with the covenant described in the preceding sentence or to make a Change of Control Offer because of any such failure shall constitute a Default described in clause (4) under “— Defaults” below (and not under clause (2) thereof). As a result of the foregoing, a Holder of the Notes may not be able to compel Holdco to purchase the Notes unless Holdco is able at the time to refinance all Indebtedness outstanding under the Credit Agreement or obtain requisite consents under the Credit Agreement.

      We will not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by us and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

      We will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described hereunder, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the covenant described hereunder by virtue of our compliance with such securities laws or regulations.

      The Change of Control purchase feature of the Notes may in certain circumstances make more difficult or discourage a sale or takeover of Holdco and, thus, the removal of incumbent management. The Change of Control purchase feature is a result of negotiations between Holdco and the Initial Purchaser.

      Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on our ability to Incur additional Indebtedness are contained in the covenant described under “— Certain covenants — Limitation on indebtedness.” Such restrictions can only be waived with the consent of the Holders of a majority in principal amount of the Notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture will not contain any covenants or provisions that may afford Holders of the Notes protection in the event of a highly leveraged transaction.

      The Credit Agreement contains, and existing and future indebtedness of Holdco and its Subsidiaries may contain, prohibitions on the occurrence of certain events that would constitute a Change of Control or require such indebtedness to be repaid or purchased upon a Change of Control. There can be no assurance that sufficient funds will be available when necessary to make any required purchases. The Credit Agreement does not permit Holdco’s Subsidiaries to pay dividends or make distributions to Holdco for the purpose of purchasing Notes in the event of a Change of Control. Even if sufficient funds were otherwise available, the terms of certain of Holdco’s Indebtedness could prohibit the prepayment of Notes prior to their scheduled maturity. Consequently, if Holdco is not able to prepay such Indebtedness, it will be unable to fulfill its repurchase obligations if Holders of Notes exercise their repurchase rights following a

Change of Control. The failure to make or consummate the Change of Control Offer or pay the purchase price when due will give the Trustee and the Holders the rights described under “— Events of default.” In the event that Holdco is required to purchase outstanding Notes pursuant to a Change of Control Offer, Holdco expects to seek third party financing to the extent it lacks available funds to meet its purchase obligations. However, there can be no assurance that we would be able to obtain such financing.

      The definition of “Change of control” includes a disposition of all or substantially all of the assets of Holdco and its Subsidiaries, taken as a whole, to any Person. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the assets of Holdco and its Subsidiaries. As a result, it may be unclear as to whether a Change of Control has occurred and whether a Holder of Notes may require Holdco to make an offer to repurchase the Notes as described above.

      The provisions under the Indenture relative to our obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified with the written consent of the Holders of a majority in principal amount at maturity of the Notes.

Certain Covenants

      The Indenture contains covenants including, among others, the following:

     Limitation on Indebtedness

      (a) Holdco will not, and will not permit any Restricted Subsidiary to, Incur, directly or indirectly, any Indebtedness; provided, however, (i) that Holdco may incur Indebtedness (including Additional Notes issued after the Issue Date) if, on the date of such Incurrence and after giving effect thereto on a pro forma basis, no Default has occurred and is continuing and the Consolidated Coverage Ratio of Holdco exceeds 2 to 1 and (ii) that AMI and its Restricted Subsidiaries will be entitled to Incur Indebtedness (including Additional Notes issued after the Issue Date) if, on the date of such Incurrence and after giving effect thereto on a pro forma basis, no Default has occurred and is continuing and the Consolidated Coverage Ratio of AMI exceeds 2 to 1.

      (b) Notwithstanding the foregoing paragraph (a), Holdco and its Restricted Subsidiaries will be entitled to Incur any or all of the following Indebtedness (“Permitted Indebtedness”):

(1) Indebtedness Incurred by Holdco and its Restricted Subsidiaries pursuant to the Credit Agreement; provided, however, that, immediately after giving effect to any such Incurrence, the aggregate principal amount of all Indebtedness Incurred under this clause (1) and then outstanding does not exceed the greater of (A) $210.0 million less the sum of all mandatory principal payments with respect to such Indebtedness pursuant to paragraph (a)(3)(A) of the covenant described under “— Limitation on sales of assets and subsidiary stock” (which principal payments in the case of revolving loans are accompanied by a corresponding permanent commitment reduction) and (B) the sum of (x) 65% of the book value of the inventory of Holdco and its Restricted Subsidiaries and (y) 85% of the book value of the accounts receivable of Holdco and its Restricted Subsidiaries;

(2) Indebtedness owed to and held by Holdco or a Restricted Subsidiary; provided, however, that (A) any subsequent issuance or transfer of any Capital Stock which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of such Indebtedness (other than to Holdco or a Restricted Subsidiary or to the holder of a Lien permitted under the Indenture) shall be deemed, in each case, to constitute the Incurrence of such Indebtedness by the obligor thereon and (B) if Holdco is the obligor on such Indebtedness and the holders of Bank Indebtedness do not have a security interest therein or the obligee is a Restricted Subsidiary, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations with respect to the Notes;

(3) the Notes and the Exchange Notes (other than any Additional Notes);

(4) Indebtedness outstanding on the Issue Date (other than Indebtedness described in clause (1) or (3) of this covenant);

(5) Refinancing Indebtedness;

(6) Hedging Obligations of Holdco or any Restricted Subsidiary not for the purpose of speculation;

(7) obligations in respect of letters of credit, performance, bid, surety, appeal and other similar bonds and completion guarantees, payment obligations in connection with self-insurance or similar requirements provided by Holdco or any Restricted Subsidiary in the ordinary course of business;

(8) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five Business Days of its Incurrence;

(9) Indebtedness (including Capital Lease Obligations) Incurred by Holdco or any of its Restricted Subsidiaries to finance the purchase, lease, construction or improvement of property (real or personal) or equipment (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets) within 180 days after such purchase, lease, construction or improvement in an aggregate principal amount which, when added together with the amount of Indebtedness Incurred pursuant to this clause (9) and then outstanding, does not exceed $5.0 million (including any Refinancing Indebtedness with respect thereto);

(10) Indebtedness Incurred and outstanding on or prior to the date on which such Person was acquired by Holdco or any Restricted Subsidiary or assumed by Holdco or a Restricted Subsidiary at the time of acquisition of all or any portion of the assets (or any business or product line of another Person) (other than Indebtedness Incurred in connection with or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Subsidiary became a Restricted Subsidiary or was acquired by Holdco); provided, however, at the time of such acquisition and after giving effect thereto, the aggregate principal amount of all Indebtedness Incurred pursuant to this clause (10) and then outstanding does not exceed $5.0 million;

(11) any Guarantee (including the Subsidiary Guaranties, if any) by Holdco or a Restricted Subsidiary of Indebtedness or other obligations of Holdco or any of its Restricted Subsidiaries so long as the Incurrence of such Indebtedness by Holdco or such Restricted Subsidiary is permitted under the terms of the Indenture;

(12) Indebtedness arising from agreements of Holdco or a Restricted Subsidiary of Holdco providing for indemnification, adjustment of purchase price, earn-out or other similar obligations, in each case, Incurred or assumed in connection with the disposition or acquisition of any business, assets or a Restricted Subsidiary of Holdco; and

(13) Indebtedness of Holdco or of any of its Restricted Subsidiaries in an aggregate principal amount which, when taken together with all other Indebtedness of Holdco and its Restricted Subsidiaries outstanding on the date of such Incurrence (other than Indebtedness permitted by clauses (1) through (12) above or paragraph (a)), does not exceed $12.5 million (which amount may, but need not be, Incurred in whole or in part under clause (b) (1) above).

      (c) Notwithstanding the foregoing, Holdco will not Incur any Indebtedness pursuant to the foregoing paragraph (b) (other than (b)(1) above or under the Credit Agreement pursuant to (b)(13) above) if the proceeds thereof are used, directly or indirectly, to Refinance any Subordinated Obligations of Holdco unless such Indebtedness shall be subordinated to the Notes to at least the same extent as such Subordinated Obligations.

      (d) Notwithstanding paragraphs (a) and (b) above, Holdco will not Incur any Indebtedness if such Indebtedness is subordinate in right of payment to any other Indebtedness of Holdco unless such Indebtedness is expressly subordinated in right of payment to the Notes.

      (e) For purposes of determining compliance with this covenant, (1) in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described above, Holdco, in its sole discretion, will classify such item of Indebtedness at the time of Incurrence and only be required to include the amount and type of such Indebtedness in one of the above clauses and (2) Holdco will be entitled to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described above and (3) Holdco will be entitled from time to time to reclassify any Indebtedness Incurred pursuant to any clause in paragraph (b) above such that it will be deemed as having been Incurred under another clause in paragraph (b). Accrual of interest, accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock and change in the amount outstanding due solely to the result of fluctuations in the exchange rates of currencies will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this “Limitation on Indebtedness” covenant.

      (f) For purposes of determining compliance with any U.S. dollar restriction on the Incurrence of Indebtedness where the Indebtedness Incurred is denominated in a different currency, the amount of such Indebtedness will be the U.S. Dollar Equivalent determined on the date of the Incurrence of such Indebtedness; provided, however, that if any such Indebtedness denominated in a different currency is subject to a Currency Agreement with respect to U.S. dollars covering all principal, premium, if any, and interest payable on such Indebtedness, the amount of such Indebtedness expressed in U.S. dollars will be as provided in such Currency Agreement. The principal amount of any Refinancing Indebtedness Incurred in the same currency as the Indebtedness being Refinanced will be the U.S. Dollar Equivalent of the Indebtedness Refinanced, except to the extent that (1) such U.S. Dollar Equivalent was determined based on a Currency Agreement, in which case the Refinancing Indebtedness will be determined in accordance with the preceding sentence, and (2) the principal amount of the Refinancing Indebtedness exceeds the principal amount of the Indebtedness being Refinanced, in which case the U.S. Dollar Equivalent of such excess will be determined on the date such Refinancing Indebtedness is Incurred.

     Limitation on Restricted Payments

      (a) Holdco will not, and will not permit any Restricted Subsidiary, directly or indirectly, to, make a Restricted Payment if, at the time Holdco or such Restricted Subsidiary makes such Restricted Payment,

(1) a Default shall have occurred and be continuing (or would result therefrom);

(2) Holdco is not entitled to Incur an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under “— Limitation on indebtedness” (it being understood that for purpose of calculating the Consolidated Coverage Ratio for this purpose only, any of Holdco’s non-cash interest expense and amortization of original issue discount shall be excluded to the extent not already excluded from the calculations thereof); or

(3) the aggregate amount of such Restricted Payment and all other Restricted Payments since the Issue Date (the amount expended for such purpose if other than in cash, having the fair market value of such property as determined in good faith by Holdco) would exceed the sum of (without duplication)

(A) 50% of the Consolidated Net Income (it being understood that for purposes of calculating Consolidated Net Income pursuant to this clause (3)(A) only, any of Holdco’s non-cash interest expense and amortization of original issue discount shall be excluded to the extent not already excluded from the calculations thereof) accrued during the period (treated as one accounting period) from July 1, 2002 to the end of the most recent fiscal quarter for which internal financial statements are available on or prior to the date of such Restricted Payment

(determined, for periods prior to the Issue Date, as if Holdco owned AMI since July 1, 2002) (or, in case such Consolidated Net Income shall be a deficit, minus 100% of such deficit); plus

(B) 100% of the aggregate Net Cash Proceeds received by Holdco (or, if prior to the Issue Date, by AMI) from the issuance or sale of its Capital Stock (other than Disqualified Stock) subsequent to April 23, 2002 (other than an issuance or sale to a Subsidiary of Holdco) (or, if prior to the Issue Date, to a Subsidiary of AMI) and 100% of any cash capital contribution received by Holdco (or, if prior to the Issue Date, by AMI) from its shareholders subsequent to April 23, 2002; plus

(C) the amount by which Indebtedness of Holdco (or, if prior to the Issue Date, of AMI) is reduced on Holdco’s (or AMI’s, as the case may be) balance sheet upon the conversion or exchange (other than by a Subsidiary of Holdco) (or AMI as the case may be) subsequent to April 23, 2002 of any Indebtedness of Holdco (or, if prior to the Issue Date, of AMI) for Capital Stock (other than Disqualified Stock) of Holdco (or AMI, as the case may be) (less the amount of any cash, or the fair value of any other property, distributed by Holdco upon such conversion or exchange); plus

(D) an amount equal to the sum of (x) the net reduction in the Investments made by Holdco (or, if prior to the Issue Date, by AMI) or any Restricted Subsidiary in any Person resulting from repurchases, repayments or redemptions of such Investments by such Person, proceeds realized on the sale of such Investment and proceeds representing the return of capital, in each case received by Holdco (or, if prior to the Issue Date, by AMI) or any Restricted Subsidiary since April 23, 2002, and (y) to the extent such Person is an Unrestricted Subsidiary, the portion (proportionate to Holdco’s (or AMI’s, as the case may be) equity interest in such Subsidiary) of the fair market value of the net assets of such Unrestricted Subsidiary is designated a Restricted Subsidiary; provided, however, that the foregoing sum shall not exceed, in the case of any such Person, the amount of Investments (excluding Permitted Investments) previously made (and treated as a Restricted Payment) by Holdco (or AMI, as the case may be) or any Restricted Subsidiary in such Person.

      (b) The preceding provisions will not prohibit

(1) any Restricted Payment made out of the Net Cash Proceeds of the substantially concurrent sale of, or made by exchange for, Capital Stock of Holdco (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary of Holdco or an employee stock ownership plan or to a trust established by Holdco or any of its Subsidiaries for the benefit of their employees to the extent that the purchase by such plan or trust is financed by Indebtedness of such plan or trust to Holdco or any Restricted Subsidiary or Indebtedness Guaranteed by Holdco or a Restricted Subsidiary) or a substantially concurrent cash capital contribution received by Holdco from its shareholders; provided, however, that (A) such Restricted Payment shall be excluded in the calculation of the amount of Restricted Payments and (B) the Net Cash Proceeds from such sale or such cash capital contribution (to the extent so used for such Restricted Payment) shall be excluded from the calculation of amounts under clause (3) (B) of paragraph (a) above;

(2) any purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Obligations of Holdco or any Subsidiary Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, Indebtedness which is permitted to be Incurred pursuant to the covenant described under “— Limitation on indebtedness”; provided, however, that such purchase, repurchase, redemption, defeasance or other acquisition or retirement for value shall be excluded in the calculation of the amount of Restricted Payments;

(3) dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividend would have complied with this covenant; provided however that such dividend shall be included in the calculation of the amount of Restricted Payments;

(4) so long as no Default has occurred and is continuing, the repurchase or other acquisition of shares of, or options to purchase shares of, common stock or preferred stock of Holdco or any of its Subsidiaries by Holdco or any of its Subsidiaries from employees, former employees, directors, consultants, former consultants or former directors of Holdco or any of its Subsidiaries upon the death, disability or termination of employment of such employees, directors or consultants, pursuant to the terms of the agreements (including employment and consulting agreement or amendments thereto) or plans approved by the Board of Directors; provided, however, that the aggregate amount of such repurchases and other acquisitions shall not exceed the sum of (A) $2.5 million in any fiscal year and (B) the cash proceeds of any “key man” life insurance policies that are used to make such repurchases; provided, however, that amounts not used pursuant to this clause (4) in a year may be carried forward for use in future years; provided, further, however, that such repurchases and other acquisitions shall be included in the calculation of the amount of Restricted Payments;

(5) repurchase of Capital Stock deemed to occur upon the exercise of stock options or warrants if such Capital Stock represents a portion of the exercise price thereof and repurchases of Capital Stock deemed to occur upon the withholding of a portion of the Capital Stock granted or awarded to an employee to pay for the statutory minimum taxes payable by such employee upon such grant or award; provided, however, that such amount shall be excluded in the calculation of the amount of Restricted Payments;

(6) Restricted Payments not exceeding $7.5 million in the aggregate; provided, however, that (A) at the time of such Restricted Payments, no Default shall have occurred and be continuing (or result therefrom) and (B) such Restricted Payments shall be included in the calculation of the amount of Restricted Payments; or

(7) the declaration and payment of dividends by Holdco and/or the purchase or redemption by Holdco of its common or preferred stock (or options with respect thereto) with the net proceeds received from the sale of the Notes; provided, however, that such amount shall be excluded in the calculation of the amount of Restricted Payments.

     Limitation on Restrictions on Distributions from Restricted Subsidiaries

      Holdco will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to (a) pay dividends or make any other distributions on its Capital Stock to Holdco or a Restricted Subsidiary or pay any Indebtedness owed to Holdco, (b) make any loans or advances to Holdco or (c) transfer any of its property or assets to Holdco, except

(i) any encumbrance or restriction pursuant to an agreement in effect at or entered into on the Issue Date (including the Indenture, the Credit Agreement and the indenture governing the AMI Notes and the guarantees thereof);

(ii) any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Indebtedness Incurred by such Restricted Subsidiary on or prior to the date on which such Restricted Subsidiary was acquired by Holdco (other than Indebtedness Incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by Holdco) and outstanding on such date;

(iii) any encumbrance or restriction pursuant to any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or Refinancings of the Indebtedness referred to in any of the foregoing clauses and restrictions contained in Indebtedness incurred after the date hereof in accordance with the terms of the Indenture; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or Refinancings are not materially more restrictive with respect to such dividend and other payment restrictions than those contained in the applicable instrument governing such Indebtedness as in effect on the date of the Indenture; provided that, with respect to any agreement governing such other Indebtedness, the provisions relating to such encumbrance or restriction are no less favorable to Holdco in any material respect as determined by Holdco in its reasonable and good faith judgment than the provisions contained in the Credit Agreement as in effect on the Issue Date;

(iv) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(v) any such encumbrance or restriction consisting of customary non-assignment provisions in contracts or in leases governing leasehold interest and in intellectual property contracts and licenses;

(vi) any restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of assets (including, Capital Stock) of such Restricted Subsidiary permitted by the Indenture pending the closing of such sale or disposition;

(vii) any restriction arising under applicable law, regulation or order;

(viii) restrictions contained in security agreements or mortgages securing Indebtedness of a Restricted Subsidiary to the extent such restrictions restrict the transfer of the property subject to such security agreements or mortgages; and

(ix) restrictions on the transfer of assets subject to any Lien permitted under the Indenture imposed by the holder of such Lien.

Limitation on Sales of Assets and Subsidiary Stock

      (a) Holdco will not, and will not permit any Restricted Subsidiary to, directly or indirectly, consummate any Asset Disposition unless:

(1) Holdco or such Restricted Subsidiary receives consideration at the time of such Asset Disposition at least equal to the fair market value (including as to the value of all non-cash consideration), as determined in good faith by Holdco or, in the case of an Asset Disposition in excess of $10 million, by the Board of Directors of Holdco, of the shares and assets subject to such Asset Disposition;

(2) at least 75% of the consideration thereof received by Holdco or such Restricted Subsidiary is in the form of cash or cash equivalents; and

(3) an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by Holdco (or such Restricted Subsidiary, as the case may be) pursuant to one or more of the following:

(A) to the extent Holdco elects (or is required by the terms of any Indebtedness), to prepay, repay, redeem or purchase any Indebtedness under the Credit Agreement (including cash collateralization of letters of credit and similar credit transactions constituting Indebtedness) or Indebtedness (other than any Disqualified Stock) of a Restricted Subsidiary (or, in the case of a revolving credit facility, effect a permanent reduction in availability thereunder regardless of the fact that no prepayment may be required) (in each case other than Indebtedness owed to Holdco or a Subsidiary of Holdco) or repay Indebtedness secured by such asset within one year from the later of the date of such Asset Disposition or the receipt of such Net Available Cash; provided that, if an offer to purchase any Indebtedness of AMI or any of its Restricted Subsidiaries is made in accordance with terms of such Indebtedness, the obligation to permanently reduce Indebtedness of a Restricted Subsidiary will be deemed to be satisfied to the extent of the amount of the offer, whether or not accepted by the holders thereof and no Net Available Cash in the amount of such offer will be deemed to exist following such offer;

(B) to the extent of the balance of such Net Available Cash after application (if any) in accordance with clause (A), to the extent Holdco elects, to acquire Additional Assets within one year from the later of the date of such Asset Disposition or the receipt of such Net Available Cash; and

(C) to the extent of the balance of such Net Available Cash after application in accordance with clauses (A) and (B), to make an offer to the Holders of the Notes (and to holders of other Indebtedness of Holdco ranking pari passu in right of payment with the Notes and designated by Holdco) to purchase Notes at 100% of their Accreted Value (and such other Indebtedness of Holdco) pursuant to and subject to the conditions set forth in paragraph (b) below;

provided, however, that in connection with any prepayment, repayment or purchase of Indebtedness pursuant to clause (A) or (C) above, Holdco or such Restricted Subsidiary shall permanently retire such Indebtedness and shall cause the related loan commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased.

      Notwithstanding the foregoing provisions of this covenant, Holdco and its Restricted Subsidiaries will not be required to apply any Net Available Cash in accordance with this covenant except to the extent that the aggregate Net Available Cash from all Asset Dispositions which is not applied in accordance with this covenant exceeds $10.0 million. Pending application of Net Available Cash pursuant to this covenant, such Net Available Cash may be invested in a manner not prohibited by the Indenture and/or applied to temporarily reduce revolving credit indebtedness.

      For the purposes of clause (a)(2) above of this covenant, any of the following are deemed to be cash or cash equivalents:

(1) the assumption of Indebtedness of Holdco or any Restricted Subsidiary and the release of Holdco or such Restricted Subsidiary from all liability on such Indebtedness in connection with such Asset Disposition;

(2) securities, notes or other obligations received by Holdco or any Restricted Subsidiary from the transferee that are converted by Holdco or such Restricted Subsidiary into cash within 90 days after the date of such Asset Disposition (to the extent of the cash received); and

(3) any Additional Assets (so long as such Additional Assets are acquired for fair market value in connection with the transaction giving rise to such Asset Disposition, as determined in good faith by the Board of Directors of Holdco or such Restricted Subsidiary, as applicable).

      (b) In the event of an Asset Disposition that requires the purchase of Notes (and other Indebtedness of Holdco ranking pari passu in right of payment with the Notes) pursuant to clause (a)(3)(C) above, Holdco will purchase Notes tendered pursuant to an offer by Holdco for the Notes (and such other pari passu Indebtedness) at a purchase price of 100% of their Accreted Value (or, in the event such other pari passu Indebtedness of Holdco was issued with significant original issue discount, 100% of the accreted value thereof) without premium, plus accrued but unpaid interest (or, in respect of such other pari passu Indebtedness of Holdco, such lesser price, if any, as may be provided for by the terms of such pari passu Indebtedness) in accordance with the procedures (including prorating in the event of oversubscription) set forth in the Indenture. If the aggregate purchase price of the securities tendered exceeds the Net Available Cash allotted to their purchase, Holdco will select the securities to be purchased on a pro rata basis but in round denominations, which in the case of the Notes will be denominations of $1,000 principal amount at maturity or multiples thereof. Holdco shall not be required to make such an offer to purchase Notes (and other pari passu Indebtedness of Holdco) pursuant to this covenant if the Net Available Cash available therefor is less than $10.0 million (which lesser amount shall be carried forward for purposes of determining whether such an offer is required with respect to the Net Available Cash from any subsequent Asset Disposition); provided, however, notwithstanding the foregoing, in the case of an Asset Disposition by a Restricted Subsidiary of Holdco, Holdco shall not be required to make an offer to the extent such Restricted Subsidiary is not permitted pursuant to its outstanding Indebtedness to make a restricted payment to Holdco. Upon completion of each offer to purchase Notes pursuant to this covenant, the amount of Net Available Cash will be reset to zero.

      (c) Holdco will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, Holdco will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue of its compliance with such securities laws or regulations.

Limitation on Affiliate Transactions

      (a) Holdco will not, and will not permit any Restricted Subsidiary to, enter into or permit to exist any transaction (including the purchase, sale, lease or exchange of any property, employee compensation arrangements or the rendering of any service) with, or for the benefit of, any Affiliate of Holdco (an “Affiliate Transaction”) unless;

(1) the terms of the Affiliate Transaction are not materially less favorable to Holdco or such Restricted Subsidiary than those that could be obtained at the time of the Affiliate Transaction in arm’s-length dealings with a Person who is not an Affiliate;

(2) if such Affiliate Transaction involves an amount in excess of $2.0 million, a majority of the Board of Directors of Holdco have determined in good faith that the criteria set forth in clause (1) are satisfied and have approved the relevant Affiliate Transaction as evidenced by a resolution of the Board of Directors; and

(3) if such Affiliate Transaction involves an amount in excess of $10.0 million, the Board of Directors of Holdco shall also have received a written opinion from an Independent Qualified Party to the effect that such Affiliate Transaction is fair, from a financial stand point, to Holdco and its Restricted Subsidiaries or is not materially less favorable to Holdco and its Restricted Subsidiaries than could reasonably be expected to be obtained at the time in an arm’s-length transaction with a Person who was not an Affiliate.

      (b) The provisions of the preceding paragraph (a) will not apply to

(1) any Investment (including a Permitted Investment) or other Restricted Payment, in each case permitted to be made pursuant to the covenant described under “— Limitation on restricted payments;”

(2) any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans approved by the Board of Directors of Holdco;

(3) loans or advances to employees or consultants in the ordinary course of business, but in any event not to exceed $2.0 million in the aggregate outstanding at any one time;

(4) the payment of reasonable fees and compensation to, the provision of employee benefit arrangements and indemnity for the benefit of, directors, officers, employees and consultants of Holdco and its Restricted Subsidiaries;

(5) any Affiliate Transaction between Holdco and a Restricted Subsidiary or between Restricted Subsidiaries;

(6) the issuance or sale of any Capital Stock (other than Disqualified Stock) of Holdco and loans or advances to employees to purchase Capital Stock;

(7) any agreement with Holdco or any Restricted Subsidiary as in effect as of the Issue Date or any amendment or replacement thereto or any transaction contemplated thereby (including pursuant to any amendment or replacement thereto) so long as any such amendment or replacement agreement is not more disadvantageous to Holdco or such Restricted Subsidiary in any material respect than the original agreement as in effect on the Issue Date;

(8) the payment of management, consulting and advisory fees and related expenses made pursuant to the Harvest Management Services Agreement as in effect on the Issue Date or any amendment or replacement thereto or any transaction contemplated thereby (including pursuant to any amendment or replacement thereto) so long as any such amendment or replacement agreement is not more disadvantageous to Holdco or such Restricted Subsidiary in any material respect than the original agreement as in effect on the Issue Date;

(9) any consulting or employment agreement entered into by Holdco or any of its Restricted Subsidiaries in the ordinary course of business consistent with the past practice of Holdco or such Restricted Subsidiary; and

(10) any tax sharing agreement or arrangement and payments pursuant thereto among Holdco and its Subsidiaries and any other Person with which Holdco or any of its Subsidiaries is required or permitted to file a consolidated tax return or with which Holdco or any of its Restricted Subsidiaries is or could be part of a consolidated group for tax purposes.

Limitation on the Sale or Issuance of Capital Stock of Restricted Subsidiaries

      Holdco

(1) will not, and will not permit any Restricted Subsidiary to, sell, lease, transfer or otherwise dispose of any Capital Stock of a Restricted Subsidiary to any Person (other than Holdco or a Restricted Subsidiary), and

(2) will not permit any Restricted Subsidiary, directly or indirectly, to issue or sell or otherwise dispose of any of its Capital Stock (other than, if necessary, shares of its Capital Stock constituting directors’ or other legally required qualifying shares) to any Person (other than to Holdco or a Restricted Subsidiary), unless

(A) immediately after giving effect to such issuance, sale or other disposition, neither Holdco nor any of its Subsidiaries own any Capital Stock of such Restricted Subsidiary; or

(B) immediately after giving effect to such issuance, sale or other disposition, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary and any Investment in such Person remaining after giving effect thereto would have been permitted to be made under the covenant described under “— Limitation on restricted payments” if made on the date of such issuance, sale or other disposition; or

(C) the sale or issuance of Capital Stock if the proceeds therefrom are applied in accordance with the “Limitation on sales of assets and subsidiary stock.”

Limitation on Liens

      Holdco will not, directly or indirectly, create, incur, assume or suffer to exist any Lien (other than Permitted Liens) that secures obligations under any Indebtedness of Holdco ranking pari passu with or subordinated in right of payment to the Notes on any asset or property of Holdco (excluding property, assets and Capital Stock of Restricted Subsidiaries to secure Indebtedness of Restricted Subsidiaries), or any income or profits therefrom, or assign or convey any right to receive income therefrom, unless:

(1) in the case of Liens securing Indebtedness subordinated to the Notes, the Notes are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens; or

(2) in all other cases, the Notes are equally and ratably secured.

Merger and Consolidation

      Holdco will not consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, directly or indirectly, all or substantially all its assets to, any Person, unless

(1) the resulting, surviving or transferee Person (the “Successor Company”) shall be a Person organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and the Successor Company (if not Holdco) shall expressly assume, by an indenture supplemental thereto, executed and delivered to the Trustee, in form reasonably satisfactory to the Trustee, all the obligations of Holdco under the Notes and the Indenture;

(2) immediately after giving pro forma effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Company or any Subsidiary as a result of such transaction as having been Incurred by such Successor Company or such Subsidiary at the time of such transaction), no Default shall have occurred and be continuing;

(3) immediately after giving pro forma effect to such transaction, the Successor Company would be able to Incur an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under “— Limitation on indebtedness”; and

(4) Holdco shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture;

provided, however, that clause (3) will not be applicable to (A) a Restricted Subsidiary consolidating with, merging into or transferring all or part of its properties and assets to Holdco or (B) Holdco merging with an Affiliate of Holdco solely for the purpose and with the sole effect of reincorporating Holdco in another jurisdiction.

      The Successor Company will be the successor to Holdco and shall succeed to, and be substituted for, and may exercise every right and power of, Holdco under the Indenture, and Holdco, except in the case of a lease, shall be released from the obligation to pay the principal of and interest on the Notes.

Future Subsidiary Guarantors

      Holdco will cause each domestic Restricted Subsidiary that guarantees any Indebtedness of Holdco (other than Indebtedness under the Credit Agreement, the AMI Notes or any Interest Rate Agreements or Currency Agreements) to, at the same time, execute and deliver to the Trustee a Guaranty Agreement pursuant to which such Restricted Subsidiary will Guarantee payment of the Notes on the same terms and conditions as those set forth in the Indenture.

      A Guarantee of a Subsidiary Guarantor will be automatically released upon:

(1) the sale, disposition or other transfer (including through merger or consolidation) of the Capital Stock (including any sale, disposition or other transfer following which the applicable Subsidiary Guarantor is no longer a Restricted Subsidiary), or all or substantially all the assets, of the applicable Subsidiary Guarantor if such sale, disposition or other transfer is made in compliance with the Indenture,

(2) Holdco designating such Subsidiary Guarantor to be an Unrestricted Subsidiary in accordance with the provisions set forth under “— Certain covenants — Limitation on restricted payments” and the definition of “Unrestricted Subsidiary,” and

(3) the release or discharge of the Guarantee by such Restricted Subsidiary of Indebtedness of Holdco or the repayment of the Indebtedness or Disqualified Stock, in each case, which resulted in the obligation to guarantee the Notes.

      A Guarantee also will be automatically released upon the applicable Subsidiary ceasing to be a Subsidiary as a result of any foreclosure of any pledge or security interest securing such other Indebtedness or other exercise of remedies in respect thereof or if such Subsidiary is released from its Guarantees of, and all pledges and security interests granted in connection with, any other Indebtedness of Holdco which results in the obligation to guarantee the Notes.

SEC Reports

      Notwithstanding that Holdco may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, Holdco will file with the SEC (unless the SEC will not accept such a filing and commencing with the effectiveness of the exchange offer or shelf registration statement) and will in any event provide the Trustee and Noteholders within 15 days after it files with the SEC with such annual reports and such information, documents and other reports as are specified in Sections 13 and 15(d) of the Exchange Act and applicable to a U.S. corporation subject to such Sections, such information, documents and other reports to be so filed and provided at the times specified for the filings of such information, documents and reports under such Sections; provided, however, that Holdco shall not be so obligated to file such reports with the SEC if the SEC does not permit such filing, in which event Holdco will make available such information to the Trustee and Noteholders within 15 days after the time Holdco would be required to file such information with the SEC if it were subject to Section 13 or 15(d) of the Exchange Act.

      In addition, Holdco will furnish to the Holders of the Notes and to prospective investors, upon the requests of such Holders, any information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act so long as the Notes are not freely transferable under the Securities Act.

Defaults

      Each of the following is an Event of Default:

(1) a default in the payment of interest on the Notes when due, continued for 30 days;

(2) a default in the payment of principal of any Note when due at its Stated Maturity, upon redemption, upon required purchase, upon declaration of acceleration or otherwise;

(3) the failure by Holdco to comply with its obligations under “— Certain covenants — Merger and consolidation” above;

(4) the failure by Holdco to comply for 30 days after notice with any of its obligations in the covenants described above under “Change of control” (other than a failure to purchase Notes) or under “— Certain covenants” under “— Limitation on indebtedness,” “— Limitation on restricted payments,” “— Limitation on restrictions on distributions from restricted subsidiaries,” “— Limitation on sales of assets and subsidiary stock” (other than a failure to purchase Notes), “— Limitation on affiliate transactions” or “— Limitation on the sale or issuance of capital stock of restricted subsidiaries”;

(5) the failure by Holdco to comply for 60 days after notice with its other agreements contained in the Indenture;

(6) Indebtedness of Holdco or any Significant Subsidiary is not paid within any applicable grace period after final maturity or is accelerated by the holders thereof because of a default and the total amount of such Indebtedness unpaid or accelerated exceeds $10.0 million (the “cross-acceleration provision”);

(7) certain events of bankruptcy, insolvency or reorganization of Holdco or any Significant Subsidiary (the “bankruptcy provisions”); or

(8) any judgment or decree for the payment of money (other than judgments which are covered by enforceable insurance policies issued by solvent carriers) in excess of $10.0 million is entered against Holdco or any Significant Subsidiary, and is not discharged, paid, waived or stayed within 60 days after same becomes final and non-appealable (the “judgment default provision”).

      However, a default under clauses (4), (5) and (8) will not constitute an Event of Default until the Trustee or the Holders of 25% in principal aggregate amount at maturity of the outstanding Notes notify Holdco of the default (and demand that same be remedied) and Holdco does not cure such default within the time specified after receipt of such notice.

      If an Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in aggregate principal amount at maturity of the outstanding Notes may declare the Accreted Value of and accrued but unpaid interest, if any, on all the Notes to be due and payable. Upon such a declaration, such Accreted Value and interest, if any, shall be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of Holdco occurs and is continuing, the Accreted Value of and interest, if any, on all the Notes will ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holders of the Notes. Under certain circumstances, the Holders of a majority in aggregate principal amount at maturity of the outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences.

      Notwithstanding the foregoing, in the event of a declaration of acceleration in respect of the Notes because an Event of Default specified in clause (6) above shall have occurred and be continuing, such declaration of acceleration shall be automatically annulled if the Indebtedness that is the subject of such Event of Default has been discharged or paid or such Event of Default shall have been cured or waived by the holders of such Indebtedness and written notice of such discharge, cure or waiver, as the case may be, shall have been given to the Trustee by Holdco or by the requisite holders of such Indebtedness or a trustee, fiduciary or agent for such holders, within 30 days after such declaration of acceleration in respect of the Notes and (a) no Person shall have commenced judicial proceedings to foreclose upon assets of Holdco or any of its Restricted Subsidiaries or shall have exercised any right under applicable law or applicable security documents to take ownership of any of such assets in lieu of foreclosure and (b) no other Event of Default with respect to the Notes shall have occurred which has not been cured or waived during such 30-day period.

      Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the Holders of the Notes unless such Holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of Accreted Value, premium (if any) or interest, if any, when due, no Holder of a Note may pursue any remedy with respect to the Indenture or the Notes unless:

(1) such Holder has previously given the Trustee notice that an Event of Default is continuing;

(2) Holders of at least 25% in aggregate principal amount at maturity of the outstanding Notes have requested the Trustee to pursue the remedy;

(3) such Holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense;

(4) the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

(5) Holders of a majority in aggregate principal amount at maturity of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

      Subject to certain restrictions, the Holders of a majority in aggregate principal amount at maturity of the outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder of a Note or that would involve the Trustee in personal liability.

      If a Default occurs, is continuing and is known to the Trustee, the Trustee must mail to each Holder of the Notes notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of Accreted Value of or interest on any Note, the Trustee may withhold notice if and so long as a committee of its Trust Officers determines that withholding notice is not opposed to the interest of the Holders of the Notes. In addition, we are required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. We are required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action we are taking or propose to take in respect thereof.

Amendments and Waivers

      Subject to certain exceptions, the Indenture may be amended with the consent of the Holders of a majority in aggregate principal amount at maturity of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange for the Notes) and any past default or compliance with any provisions may also be waived with the consent of the Holders of a majority in aggregate principal amount at maturity of the Notes then outstanding. However, without the consent of each Holder of an outstanding Note affected thereby, an amendment or waiver may not, among other things,

(1) reduce the amount of Notes whose Holders must consent to an amendment;

(2) reduce the rate of or extend the time for payment of interest on any Note;

(3) reduce the Accreted Value of or extend the Stated Maturity of any Note;

(4) reduce the amount payable upon the redemption of any Note or change the time at which any Note may be redeemed as described under “— Optional redemption” and “— Redemption upon a change of control” above;

(5) make any Note payable in money other than that stated in the Note;

(6) impair the right of any Holder of the Notes to receive payment of Accreted Value of and interest on such Holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder’s Notes;

(7) make any change in the amendment provisions which require each Holder’s consent or in the waiver provisions;

(8) make any change in the ranking or priority of any Note that would adversely affect the Noteholders; or

(9) make any change in the method of calculating Accreted Value.

      Notwithstanding the preceding, without the consent of any Holder of the Notes, Holdco and the Trustee may amend the Indenture

(1) to cure any ambiguity, omission, mistake, defect or inconsistency;

(2) to provide for the assumption by a successor corporation of the obligations of Holdco under the Indenture;

(3) to provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code);

(4) to add guarantees with respect to the Notes, including any Subsidiary Guaranties, or to secure the Notes;

(5) to add to the covenants of Holdco for the benefit of the Holders of the Notes or to surrender any right or power conferred upon Holdco;

(6) to make any change that does not adversely affect the rights of any Holder of the Notes; or

(7) to comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act.

      The consent of the Holders of the Notes is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

      After an amendment under the Indenture becomes effective, we are required to mail to Holders of the Notes a notice briefly describing such amendment. However, the failure to give such notice to all Holders of the Notes, or any defect therein, will not impair or affect the validity of the amendment.

Transfer

      The Notes will be issued in registered form and will be transferable only upon the surrender of the Notes being transferred for registration of transfer. We may require payment of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection with certain transfers and exchanges.

Defeasance

      At any time, we may terminate all our obligations under the Notes, the Subsidiary Guarantees (if any) and the Indenture (“legal defeasance”), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes.

      In addition, at any time we may terminate our obligations under “— Change of control” and under the covenants described under “— Certain covenants,” the operation of clauses (3) and (4) of the first paragraph under “— Defaults,” the cross-acceleration provision, the bankruptcy provisions with respect to Significant Subsidiaries and the judgment default provision described under “— Defaults” above and the limitations contained in clause (3) of the first paragraph under “— Certain covenants — Merger and consolidation” above (“covenant defeasance”).

      We may exercise our legal defeasance option notwithstanding our prior exercise of our covenant defeasance option. If we exercise our legal defeasance option, payment of the Notes and the Subsidiary Guarantees (if any) may not be accelerated because of an Event of Default with respect thereto. If we exercise our covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (4), (6), (7) (with respect only to Significant Subsidiaries) or (8) under “— Defaults” above or because of the failure of Holdco to comply with clause (3) of the first paragraph under “— Certain covenants — Merger and consolidation” above. If we exercise our legal defeasance option or our covenant defeasance option, each Subsidiary Guarantor, if any, will be released from all of its obligations with respect to its Subsidiary Guarantee.

      In order to exercise either of our defeasance options, we must irrevocably deposit in trust (the “defeasance trust”) with the Trustee money or U.S. Government Obligations for the payment of Accreted Value and interest on the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that Holders of the Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law). In addition, in order to exercise our defeasance option, the defeasance shall not result in a breach or violation of, or constitute a default under the Indenture (other than a breach or violation of the Indenture resulting from the borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowing), the Credit Agreement or any other material agreement or instrument to which Holdco or any of its Restricted Subsidiaries is a party or is bound.

Concerning the Trustee

      Wilmington Trust Company is to be the Trustee under the Indenture. We have appointed the Trustee as Registrar and Paying Agent with regard to the Notes.

      The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of Holdco, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; provided, however, if it acquires any conflicting interest it must either eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

      The Holders of a majority in aggregate principal amount at maturity of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. If an Event of Default occurs (and is not cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense and then only to the extent required by the terms of the Indenture.

No Personal Liability of Directors, Officers, Employees and Stockholders

      No past, present or future director, officer, employee, member, incorporator or stockholder of Holdco will have any liability for any obligations of Holdco under the Notes or the Indenture or for any claim based on, in respect of or by reason of such obligations or their creation. Each Holder of the Notes by accepting a Note waives and releases all such liability and such waiver and release are part of the consideration for issuance of the Notes. The waiver and release are part of the consideration for issuance of the Notes. Such waiver and release may not be effective to waive liabilities under the U.S. Federal securities laws, and it is the view of the SEC that such a waiver is against public policy.

Governing Law

      The Indenture and the Notes will be governed by, and construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

Certain Definitions

      “Accreted Value” means, as of any date (the “Specified Date”), the amount provided below for each $1,000 principal amount at maturity of Notes:

(1) if the Specified Date occurs on one of the following dates (each, a “Semi-Annual Accrual Date”), the Accreted Value will equal the amount set forth below for such Semi-Annual Accrual Date:

Semi-Annual Accrual Date	Accreted Value

September 1, 2004	$611.08
March 1, 2005	$645.46
September 1, 2005	$681.76
March 1, 2006	$720.11
September 1, 2006	$760.62
March 1, 2007	$803.40
September 1, 2007	$848.59
March 1, 2008	$896.33
September 1, 2008	$946.75
March 1, 2009	$1,000.00

The foregoing Accreted Values shall be increased, if necessary, to reflect any accretion of premium payable as described in “Exchange offer; registration rights.”

(2) if the Specified Date occurs before the first Semi-Annual Accrual Date, the Accreted Value will equal the sum of (A) the original issue price of a Note and (B) an amount equal to the product of (x) the Accreted Value for the first Semi-Annual Accrual Date less such original issue price multiplied by (y) a fraction, the numerator of which is the number of days from the Issue Date to the Specified Date, using a 360-day year of twelve 30-day months, and the denominator of which is the number of days elapsed from the Issue Date to the first Semi-Annual Accrual Date, using a 360-day year of twelve 30-day months;

(3) if the Specified Date occurs between two Semi-Annual Accrual Dates, the Accreted Value will equal the sum of (A) the Accreted Value for the Semi-Annual Accrual Date immediately preceding such Specified Date and (B) an amount equal to the product of (x) the Accreted Value for the immediately following Semi-Annual Accrual Date less the Accreted Value for the Semi-Annual Accrual Date immediately preceding such Specified Date multiplied by (y) a fraction, the numerator of which is the number of days from the immediately preceding Semi-Annual Accrual Date to the Specified Date, using a 360-day year of twelve 30-day months, and the denominator of which is 180; or

(4) if the Specified Date occurs on or after the Full Accretion Date, the Accreted Value will equal $1,000.

      “Additional Assets” means

(1) any property, plant, equipment or other assets used or usable in a Related Business;

(2) the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by Holdco or another Restricted Subsidiary; or

(3) Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary;

provided, however, that any such Restricted Subsidiary described in clause (2) or (3) above is primarily engaged in a Related Business.

      “Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing. For purposes of the covenants described under “— Certain Covenants — Limitation on restricted payments,” and “— Certain Covenants — Limitation on affiliate transactions” only, “Affiliate” shall also mean any beneficial owner of Capital Stock representing 10% or more of the total voting power of the Voting Stock (on a fully diluted basis) of Holdco or of rights or warrants to purchase such Capital Stock (whether or not currently exercisable) and any Person who would be an Affiliate of any such beneficial owner pursuant to the first sentence hereof.

      “AMI” means Associated Materials Incorporated, a Delaware corporation, and a Subsidiary of Holdco, together with its successors.

      “AMI Notes” means the outstanding 9 3/4% Senior Subordinated Notes due 2012 of AMI.

      “Asset Disposition” means any sale, lease (other than operating leases entered into in the ordinary course of business), transfer or other disposition (or series of related sales, leases, transfers or dispositions)

by Holdco or any Restricted Subsidiary, including any disposition by means of a merger, consolidation or similar transaction (each referred to for the purposes of this definition as a “disposition”), of

(1) any shares of Capital Stock of a Restricted Subsidiary (other than directors’ qualifying shares or shares required by applicable law to be held by a Person other than Holdco or a Restricted Subsidiary);

(2) all or substantially all the assets of any division or line of business of Holdco or any Restricted Subsidiary; or

(3) any other assets of Holdco or any Restricted Subsidiary outside of the ordinary course of business of Holdco or such Restricted Subsidiary

(other than, in the case of clauses (1), (2) and (3) above,

(A) a disposition or transfer by a Restricted Subsidiary to Holdco or by Holdco or a Restricted Subsidiary to a Restricted Subsidiary;

(B) for purposes of the covenant described under “— Certain Covenants — Limitation on sales of assets and subsidiary stock” only, (x) a disposition that constitutes a Restricted Payment permitted by the covenant described under “— Certain covenants — Limitation on restricted payments” or a Permitted Investment or (y) a disposition of all or substantially all the assets of Holdco in accordance with the covenant described under “— Certain covenants — Merger and consolidation”;

(C) sales or other dispositions of obsolete, uneconomical, negligible, damaged, worn-out or surplus assets in the ordinary course of business (including but not limited to equipment, inventory and intellectual property);

(D) a disposition of assets with a fair market value of less than or equal to $1.0 million, not to exceed $5.0 million in the aggregate in any 12 month period;

(E) sale or discount of accounts receivable in connection with the compromise or collection thereof;

(F) sale or exchange of equipment in connection with the purchase or other acquisition of equipment; and

(G) sales or grants of licenses to use intellectual property;

provided, however, that a disposition of all or substantially all the assets of Holdco and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the Indenture described above under the caption “— Change of control” and/or the provisions described above under the caption “— Merger and consolidation” and not by the provisions described above under the caption “— Limitation on sales of assets and subsidiary stock.”

      “Attributable Debt” in respect of a Sale/ Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate borne by the Notes, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/ Leaseback Transaction (including any period for which such lease has been extended); provided, however, that if such Sale/ Leaseback Transaction results in a Capital Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of “Capital Lease Obligation.”

      “Average Life” means, as of the date of determination, with respect to any Indebtedness, the quotient obtained by dividing

(1) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of or redemption or similar payment with respect to such Indebtedness multiplied by the amount of such payment by

(2) the sum of all such payments.

      “Bank Facilities” means the bank facilities under the Credit Agreement.

      “Bank Indebtedness” means all Obligations pursuant to the Credit Agreement.

      “Board of Directors” with respect to a Person means the Board of Directors of such Person or any committee thereof duly authorized to act on behalf of such Board.

      “Business Day” means each day which is not a Legal Holiday.

      “Capital Lease Obligation” means an obligation that is required to be classified and accounted for as a capital lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

      “Capital Stock” of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

      “Code” means the Internal Revenue Code of 1986, as amended.

      “Consolidated Coverage Ratio” as of any date of determination means the ratio of (x) the aggregate amount of EBITDA for the period of the most recent four consecutive fiscal quarters for which internal financial statements are available on or prior to the date of such determination to (y) Consolidated Interest Expense for such four fiscal quarters; provided, however, that

(1) if Holdco or any Restricted Subsidiary has Incurred any Indebtedness since the beginning of such period that remains outstanding or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, or both, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period (and, if such Indebtedness is revolving Indebtedness, the amount of Indebtedness deemed to be outstanding for such period shall be the average outstanding amount of such Indebtedness during such period);

(2) if Holdco or any Restricted Subsidiary has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of such period or if any Indebtedness is to be repaid, repurchased, defeased or otherwise discharged (in each case other than Indebtedness Incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) on the date of the transaction giving rise to the need to calculate the Consolidated Coverage Ratio, EBITDA and Consolidated Interest Expense for such period shall be calculated on a pro forma basis as if such discharge had occurred on the first day of such period and as if Holdco or such Restricted Subsidiary had not earned the interest income actually earned during such period in respect of cash or Temporary Cash Investments used to repay, repurchase, defease or otherwise discharge such Indebtedness;

(3) if since the beginning of such period Holdco or any Restricted Subsidiary shall have made any Asset Disposition, EBITDA for such period shall be reduced by an amount equal to EBITDA (if positive) attributable to the assets which are the subject of such Asset Disposition for such period, or increased by an amount equal to EBITDA (if negative), attributable thereto for such period and Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense attributable to any Indebtedness of Holdco or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to Holdco and its continuing Restricted Subsidiaries in connection with such Asset Disposition for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period attributable to the Indebtedness of such Restricted Subsidiary to the extent Holdco and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale);

(4) if since the beginning of such period Holdco or any Restricted Subsidiary (by merger or otherwise) shall have made an Investment in any Restricted Subsidiary (or any person which becomes a Restricted Subsidiary) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction requiring a calculation to be made hereunder, which constitutes all or substantially all of an operating unit of a business, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period;

(5) if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into Holdco or any Restricted Subsidiary since the beginning of such period) shall have made any Asset Disposition, any Investment or acquisition of assets that would have required an adjustment pursuant to clause (3) or (4) above if made by Holdco or a Restricted Subsidiary during such period, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Asset Disposition, Investment or acquisition occurred on the first day of such period; and

(6) for periods prior to the Issue Date, Holdco shall be deemed to have owned 100% of the Capital Stock of AMI.

For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets (including Capital Stock), the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness Incurred in connection therewith, the pro forma calculations shall be determined in accordance with Regulation S-X under the Exchange Act or as otherwise acceptable to the SEC. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months).

      “Consolidated Interest Expense” means, for any period, the total interest expense of Holdco and its consolidated Restricted Subsidiaries, plus, to the extent not included in such total interest expense, and to the extent Incurred by Holdco or its Restricted Subsidiaries, without duplication,

(1) interest expense attributable to Capital Lease Obligations and the interest expense attributable to leases constituting part of a Sale/ Leaseback Transaction;

(2) amortization of debt discount and debt issuance cost;

(3) capitalized interest;

(4) non-cash interest expense;

(5) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing;

(6) net payments or receipts pursuant to Hedging Obligations;

(7) dividends declared and paid in cash or Disqualified Stock in respect of (A) all Preferred Stock of Restricted Subsidiaries and (B) all Disqualified Stock of Holdco, in each case held by Persons other than Holdco or a Wholly Owned Subsidiary and in each case other than dividends payable in Qualified Stock;

(8) interest incurred in connection with Investments in discontinued operations;

(9) interest accruing on any Indebtedness of any other Person (other than a Subsidiary) to the extent such Indebtedness is Guaranteed by (or secured by the assets of) Holdco or any Restricted Subsidiary and such Indebtedness is accelerated or any payment is actually made in respect of such Guarantee; and

(10) the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than Holdco or a Restricted Subsidiary thereof) in connection with Indebtedness Incurred by such plan or trust, and less, to the extent included in such interest expense the amortization during such period of capitalized financing costs; provided, however, that the aggregate amount of amortization relating to any such capitalized financing costs deducted in calculating Consolidated Interest Expense shall not exceed 5.0% of the aggregate amount of the financing giving rise to such capitalized financing costs.

      “Consolidated Net Income” means, for any period, the sum of (1) net income of Holdco and its Subsidiaries and (2) to the extent deducted in calculating net income of Holdco and its Subsidiaries, any non-recurring fees, expenses or charges related to the Transactions; provided, however, that there shall not be included in such Consolidated Net Income:

(1) any net income of any Person (other than Holdco) if such Person is not a Restricted Subsidiary, except that

(A) subject to the exclusion contained in clause (3) below, Holdco’s equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to Holdco or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to a Restricted Subsidiary, to the limitations contained in clause (2) below); and

(B) Holdco’s equity in a net loss of any such Person for such period shall be included in determining such Consolidated Net Income;

(2) solely for the purpose of determining the amount available for Restricted Payments described in clause (3) (with respect to Holdco only) and clauses (1) and (2) of the definition thereof, any net income of any Restricted Subsidiary if such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to Holdco, except that:

(A) subject to the exclusion contained in clause (3) below, Holdco’s equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash that has been, or could have been, distributed by such Restricted Subsidiary during such period to Holdco or another Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to another Restricted Subsidiary, to the limitation contained in this clause); and

(B) Holdco’s equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income;

(3) any gain or loss (and the related tax effects) realized upon the sale or other disposition of any assets of Holdco, its consolidated Restricted Subsidiaries or any other Person (including pursuant to any sale-and-leaseback arrangement) which is not sold or otherwise disposed of in the ordinary course of business and any gain or loss realized upon the sale or other disposition of any Capital Stock of any Person;

(4) extraordinary, non-cash or non-recurring gains, losses or charges, including (i) those related to impairment of goodwill and other intangible assets and (ii) the write-off of deferred financing costs and related premiums paid in connection with any early extinguishment of Indebtedness and the related tax effects;

(5) the cumulative effect of a change in accounting principles; and

(6) any net income or loss attributable to discontinued operations.

Notwithstanding the foregoing, for the purposes of the covenant described under “— Certain covenants — Limitation on restricted payments” only, there shall be excluded from Consolidated Net Income any repurchases, repayments or redemptions of Investments, proceeds realized on the sale of Investments or return of capital to Holdco or a Restricted Subsidiary to the extent such repurchases, repayments, redemptions, proceeds or returns increase the amount of Restricted Payments permitted under such covenant pursuant to clause (a)(3)(D) thereof.

      “Credit Agreement” means the Credit Agreement dated as of April 19, 2002, and amended and restated as of August 29, 2003, by and among Associated Materials Holdings Inc., AMI, the lenders referred to therein, UBS AG, Stamford Branch, as Administrative Agent, Credit Suisse First Boston, as Syndication Agent, and CIBC World Markets Corp., as Documentation Agent, together with the related documents thereto (including any guarantees and security documents, whether in effect on the Issue Date or entered into thereafter), as amended, extended, renewed, restated, supplemented or otherwise modified (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time, and any agreement (and related document) governing Indebtedness incurred to Refinance, in whole or in part, the borrowings and commitments then outstanding or permitted to be outstanding under such Credit Agreement or a successor Credit Agreement, whether by the same or any other lender or group of lenders.

      “Currency Agreement” means in respect of a Person any foreign exchange contract, currency swap agreement or other similar agreement designed to protect such Person against fluctuations in currency values.

      “Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

      “Disqualified Stock” means, with respect to any Person, that portion of any Capital Stock which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder) or upon the happening of any event

(1) matures (excluding any maturity as a result of an optional redemption by the issuer thereof) or is mandatorily redeemable (other than redeemable only for Capital Stock of such Person which is not itself Disqualified Stock) pursuant to a sinking fund obligation or otherwise;

(2) is convertible or exchangeable at the option of the holder for Indebtedness or Disqualified Stock; or

(3) is mandatorily redeemable or must be purchased upon the occurrence of certain events or otherwise, in whole or in part;

in each case on or prior to the date that is 91 days after the Stated Maturity of the Notes; provided, however, that if such Capital Stock is issued to any employee or to any plan for the benefit of employees of Holdco or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by Holdco in order to satisfy obligations as a result of such employee’s death or disability; and provided further, however, that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to purchase or redeem such Capital Stock upon the occurrence of an “asset sale” or “change of control” occurring prior to the date that is 91 days after the Stated Maturity of the Notes shall not constitute Disqualified Stock if the “asset sale” or “change of control” provisions applicable to such Capital Stock are not more favorable to the holders of such Capital Stock than the terms applicable to the Notes as described under “— Certain covenants — Limitation on sales of assets and subsidiary stock” and “— Certain covenants — Change of control.”

      The amount of any Disqualified Stock that does not have a fixed redemption, repayment or repurchase price will be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were redeemed, repaid or repurchased on any date on which the amount of such Disqualified Stock is to be determined pursuant to the Indenture; provided, however, that if such

Disqualified Stock could not be required to be redeemed, repaid or repurchased at the time of such determination, the redemption, repayment or repurchase price will be the book value of such Disqualified Stock as reflected in the most recent financial statements of such Person.

      “EBITDA” for any period means the sum of Consolidated Net Income, plus the following to the extent deducted in calculating such Consolidated Net Income:

(1) all income tax expense of Holdco and its consolidated Restricted Subsidiaries;

(2) Consolidated Interest Expense;

(3) depreciation and amortization expense of Holdco and its consolidated Restricted Subsidiaries (excluding amortization expense attributable to a prepaid operating activity item that was paid in cash in a prior period); and

(4) all other non-cash charges of Holdco and its consolidated Restricted Subsidiaries (excluding any such non-cash charge to the extent that it represents an accrual of or reserve for cash expenditures in any future period);

in each case for such period determined in accordance with GAAP. Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization and non-cash charges of, a Restricted Subsidiary shall be added to Consolidated Net Income to compute EBITDA only to the extent (and in the same proportion, including by reason of minority interest) that the net income of such Restricted Subsidiary was included in calculating Consolidated Net Income and only if a corresponding amount would be permitted at the date of determination to be dividended to Holdco by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Restricted Subsidiary or its stockholders.

      “Equity Financing” means the financing by Associated Materials Holdings Inc. of at least $172.0 million of equity capital to provide a portion of the funds for the Equity Tender Offer and the Merger.

      “Equity Offering” means a primary offering of common stock or common equity of Associated Materials Holdings Inc., Holdco or AMI.

      “Equity Tender Offer” means the cash tender offer by Simon Acquisition Corp. for 100% of the shares of common stock of AMI at a price of $50.00 per share.

      “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

      “Exchange Notes” means the debt securities of Holdco issued pursuant to the Indenture in exchange for, and in an aggregate principal amount of maturity equal to, the Notes, in compliance with the terms of the Registration Rights Agreement.

      “GAAP” means generally accepted accounting principles in the United States of America as in effect as of April 23, 2002, including those set forth in

(1) the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants;

(2) statements and pronouncements of the Financial Accounting Standards Board;

(3) such other statements by such other entity as approved by a significant segment of the accounting profession; and

(4) the rules and regulations of the SEC governing the inclusion of financial statements (including pro forma financial statements) in periodic reports required to be filed pursuant to Section 13 of the Exchange Act, including opinions and pronouncements in staff accounting bulletins and similar written statements from the accounting staff of the SEC.

      “Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any Person and any obligation, direct or indirect, contingent or otherwise, of such Person

(1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such Person (whether arising by virtue of partnership arrangements, or by agreements to keep well, to purchase assets, goods, securities or services, to take or pay or to maintain financial statement conditions or otherwise); or

(2) entered into for the purpose of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided, however, that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning.

      “Guaranty Agreement” means a supplemental indenture, in a form satisfactory to the Trustee, pursuant to which a Subsidiary Guarantor guarantees Holdco’s obligations with respect to the Notes on the terms provided for in the Indenture.

      “Hedging Obligations” of any Person means the obligations of such Person pursuant to any Interest Rate Agreement or Currency Agreement or similar agreement.

      “Holder” means the Person in whose name a Note is registered on the Registrar’s books.

      “Incur” means issue, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Restricted Subsidiary. The term “Incurrence” when used as a noun shall have a correlative meaning.

      “Indebtedness” means, with respect to any Person on any date of determination (without duplication),

(1) the principal in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable, including, in each case, any premium on such indebtedness to the extent such premium has become due and payable;

(2) all Capital Lease Obligations of such Person and all Attributable Debt in respect of Sale/ Leaseback Transactions entered into by such Person;

(3) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business);

(4) all obligations of such Person for the reimbursement of any obligor on any letter of credit, bankers’ acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in clauses (1) through (3) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the tenth Business Day following payment on the letter of credit);

(5) the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock of such Person or, with respect to any Preferred Stock of any Subsidiary of such Person, the principal amount of such Preferred Stock to be determined in accordance with the Indenture (but excluding, in each case, any accrued dividends);

(6) all obligations of the type referred to in clauses (1) through (5) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any Guarantee;

(7) all obligations of the type referred to in clauses (1) through (6) of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the value of such property or assets and the amount of the obligation so secured; and

(8) to the extent not otherwise included in this definition, Hedging Obligations of such Person.

The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date; provided, however, that in the case of Indebtedness sold at a discount, the amount of such Indebtedness at any time will be the accreted value thereof at such time.

      “Independent Qualified Party” means an investment banking firm, accounting firm or appraisal firm of national standing; provided, however, that such firm is not an Affiliate of Holdco.

      “Interest Rate Agreement” means the obligations of any Person pursuant to any arrangement with any other Person, whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such other Person calculated by applying a fixed or a floating rate of interest on the same notional amount and shall include, without limitation, interest rate swaps, caps, floors, collars and similar agreements to protect such Person against fluctuations in interest rates.

      “Investment” in any Person means any direct or indirect advance, loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of the lender) or other extensions of credit (including by way of Guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by such Person. Except as otherwise provided for herein, the amount of an Investment shall be its fair value at the time the Investment is made and without giving effect to subsequent changes in value.

      For purposes of the definition of “Unrestricted Subsidiary,” the definition of “Restricted Payment” and the covenant described under “— Certain covenants — Limitation on restricted payments,”

(1) “Investment” shall include the portion (proportionate to Holdco’s equity interest in such Subsidiary) of the fair market value of the net assets of any Subsidiary of Holdco at the time that such Subsidiary is designated an Unrestricted Subsidiary; and

(2) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors of Holdco.

      “Issue Date” means March 4, 2004.

      “Legal Holiday” means a Saturday, a Sunday or a day on which banking institutions are not required to be open in the State of New York.

      “Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

      “Merger” means the merger of Simon Acquisition Corp. with and into AMI pursuant to the Merger Agreement.

      “Merger Agreement” means the Agreement and Plan of Merger dated as of March 16, 2002 by and among Simon Acquisition Corp., Associated Materials Holdings Inc. and AMI.

      “Net Available Cash” from an Asset Disposition means cash payments received therefrom (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to such properties or assets or received in any other non-cash form), in each case net of

(1) all legal, title and recording tax expenses, underwriting discounts, commissions and other fees and expenses incurred (including, without limitation, fees and expenses of counsel, accountants and investment bankers), and all Federal, state, provincial, foreign and local taxes required to be accrued as a liability under GAAP, as a consequence of such Asset Disposition;

(2) all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law, be repaid out of the proceeds from such Asset Disposition;

(3) all distributions and other payments required to be made to minority interest holders in Restricted Subsidiaries as a result of such Asset Disposition; and

(4) the deduction of appropriate amounts provided by the seller as a reserve, in accordance with GAAP, against any current or contingent liabilities associated with the property or other assets disposed in such Asset Disposition and retained by Holdco or any Restricted Subsidiary after such Asset Disposition.

      “Net Cash Proceeds” with respect to any issuance or sale of Capital Stock, means the cash proceeds of such issuance or sale net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

      “Note Tender Offer” means the tender offer by Associated Materials Incorporated of all of its existing 9 1/4% senior subordinated notes due 2008, including the change of control offer required pursuant to the indenture governing such senior subordinated notes and the defeasance of any remaining senior subordinated notes after such change of control offer.

      “Obligations” means with respect to any Indebtedness all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements and other amounts payable pursuant to the documentation governing such Indebtedness.

      “Officer” means the Chairman of the Board, the President, the Chief Financial Officer, any Vice President, the Treasurer or the Secretary of Holdco.

      “Officers’ Certificate” means a certificate signed by two Officers.

      “Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to Holdco, a Restricted Subsidiary or the Trustee.

      “Permitted Holders” means Harvest Partners, Inc., its affiliates and funds managed by Harvest Partners, Inc. and/or its affiliates.

      “Permitted Investment” means an Investment by Holdco or any Restricted Subsidiary in

(1) Holdco, a Restricted Subsidiary or a Person that will, upon the making of such Investment, become a Restricted Subsidiary; provided, however, that the primary business of such Restricted Subsidiary is a Related Business;

(2) another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, Holdco or a Restricted Subsidiary; provided, however, that such Person’s primary business is a Related Business;

(3) cash and Temporary Cash Investments;

(4) receivables owing to Holdco or any Restricted Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as Holdco or any such Restricted Subsidiary deems reasonable under the circumstances;

(5) payroll, moving, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(6) loans or advances to employees, directors or consultants made in the ordinary course of business in an aggregate amount not to exceed $2.0 million at any time outstanding;

(7) stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to Holdco or any Restricted Subsidiary or in satisfaction of judgments;

(8) any Person to the extent such Investment represents the non-cash portion of the consideration received for an Asset Disposition as permitted pursuant to the covenant described under “— Certain covenants — Limitation on sales of assets and subsidiary stock”;

(9) any Person where such Investment was acquired by Holdco or any of its Restricted Subsidiaries (a) in exchange for any other Investment or accounts receivable held by Holdco or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable or (b) as a result of a foreclosure by Holdco or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(10) Hedging Obligations of Holdco’s or any Restricted Subsidiary’s business and not for the purpose of speculation;

(11) Investments existing on the Issue Date and any such Investment that replaces or refinances such Investment in such Person existing on the Issue Date in an amount not exceeding the amount of the Investment being replaced or refinanced; provided, however, the new Investment is on terms and conditions no less favorable than the Investment being renewed or replaced;

(12) Guarantees of Indebtedness otherwise permitted under the Indenture;

(13) Investments the payment for which consists of Qualified Stock of Holdco;

(14) Investments in the Notes;

(15) Investments consisting of obligations of one or more consultants, officers, directors or other employees of Holdco or any of its Subsidiaries in connection with such consultants’, officers’, directors’ or employees’ acquisition of shares of capital stock of Holdco so long as no cash is paid by Holdco or any of its Subsidiaries to such consultants, officers, directors or employees in connection with the acquisition of any such obligations; and

(16) other Investments in any Person having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (16) that are at the time outstanding, not to exceed $2.5 million.

      “Permitted Liens” means the following types of Liens:

(1) Liens existing on the Issue Date;

(2) Liens securing the Notes and any Subsidiary Guarantees;

(3) Liens securing Indebtedness under the Credit Agreement that is permitted to be Incurred under the “Limitation on Indebtedness” covenant, provided, however, with respect to Holdco, only to the extent such Indebtedness is Incurred under clause (b)(1) of the “Limitation on Indebtedness” covenant;

(4) Liens in favor of Holdco or any Restricted Subsidiary of Holdco;

(5) Liens securing Refinancing Indebtedness which is Incurred to Refinance any Indebtedness which has been secured by a Lien permitted under the Indenture and which has been Incurred in accordance with the provisions of the Indenture; provided, however, that such Liens (i) taken as a whole are no less favorable to the Holders and are not more favorable to the lienholders with respect to such Liens than the Liens in respect of the Indebtedness being Refinanced; and (ii) do not extend to or cover any property or assets of Holdco not securing the Indebtedness so Refinanced;

(6) Liens for taxes, assessments or governmental charges or claims either (a) not delinquent or (b) being contested in good faith by appropriate proceedings and as to which Holdco or its Restricted Subsidiaries shall have set aside on its books such reserves as may be required pursuant to GAAP;

(7) statutory and contractual Liens of landlords and Liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other Liens imposed by law Incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith, if such reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made in respect thereof;

(8) Liens Incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security, including any Lien securing letters of credit issued in the ordinary course of business in connection therewith, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money);

(9) judgment Liens not giving rise to an Event of Default;

(10) survey exceptions, easements, rights-of-way, zoning restrictions and other similar charges or encumbrances in respect of real property not interfering in any material respect with the ordinary conduct of the business of Holdco or any of its Restricted Subsidiaries;

(11) Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

(12) Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual, or warranty requirements, including rights of offset and set-off;

(13) Liens securing Capitalized Lease Obligations permitted to be Incurred under the Indenture and other Indebtedness permitted under clause (b)(9) of the “Limitation on Indebtedness” covenant; provided, however, that such Liens do not extend to any property or assets which are not leased property (other than as permitted under clause (17) of this definition of Permitted Liens) subject to such Capitalized Lease Obligations;

(14) Liens arising from filing Uniform Commercial Code financing statements regarding leases;

(15) deposits made in the ordinary course of business to secure liability to insurance carriers;

(16) rights of a licensor of intellectual property;

(17) purchase money Liens to finance the acquisition, construction, purchase, lease or improvement of property or assets acquired, leased, constructed or improved after the Issue Date; provided, however, that

(a) the related purchase money Indebtedness shall not exceed the cost of such property or assets and shall not be secured by property or assets other than the property and assets so acquired, leased, constructed or improved; and

(b) the Lien securing such Indebtedness was permitted to be incurred under the Indenture and shall be created within 180 days of such acquisition, lease, construction or improvement;

(18) Liens securing Hedging Obligations that are otherwise permitted under the Indenture;

(19) Liens securing Indebtedness incurred under clause (b)(13) of the “Limitation on Indebtedness” covenant;

(20) Liens securing Guarantees of Indebtedness of Restricted Subsidiaries that are otherwise permitted under the Indenture;

(21) Liens securing obligations of Restricted Subsidiaries;

(22) Liens securing Indebtedness permitted to be incurred under the Indenture; provided that

(a) such Liens secured such Indebtedness at the time of and prior to the incurrence of such Indebtedness by Holdco or a Restricted Subsidiary and were not granted in connection with, or in anticipation of, the incurrence of such Indebtedness by Holdco or a Restricted Subsidiary; and

(b) such Liens do not extend to or cover any property or assets of Holdco or of any of its Restricted Subsidiaries other than the property or assets that secured such Indebtedness prior to the time such Indebtedness became such Indebtedness of Holdco or a Restricted Subsidiary and are no more favorable to the lienholders than those securing such Indebtedness prior to the incurrence of such Indebtedness by Holdco or a Restricted Subsidiary;

(23) leases, subleases, licenses and sublicenses granted to others that do not materially interfere with the ordinary course of business of Holdco and its Restricted Subsidiaries;

(24) banker’s Liens, rights of setoff and similar Liens with respect to cash and Temporary Cash Investments on deposit in one or more bank accounts in the ordinary course of business; and

(25) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods.

      “Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

      “Preferred Stock” as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

      “principal” of a Note means the principal or Accreted Value of the Note plus the premium, if any, payable on the Note which is due or overdue or is to become due at the relevant time.

      “Qualified Stock” means any Capital Stock that is not Disqualified Stock.

      “Refinance” means, in respect of any Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue other Indebtedness in exchange or replacement for, such Indebtedness. “Refinanced” and “Refinancing” shall have correlative meanings.

      “Refinancing Indebtedness” means Indebtedness that Refinances any Indebtedness of Holdco or any Restricted Subsidiary incurred pursuant to paragraph (a) of the covenant “Limitation on Indebtedness” or subclause (3), (4), (5), (7), (8) or (10) of paragraph (b) of the covenant “Limitation on Indebtedness”; provided, however, that

(1) such Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being Refinanced;

(2) such Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being Refinanced; and

(3) such Refinancing Indebtedness has an aggregate principal amount (or if Incurred with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if Incurred with original issue discount, the aggregate accreted value) then outstanding or committed (plus fees and expenses, including any premium and defeasance costs) under the Indebtedness being Refinanced;

provided, further, however, that Refinancing Indebtedness shall not include (A) Indebtedness of a Subsidiary that Refinances Indebtedness of Holdco or (B) Indebtedness of Holdco or a Restricted Subsidiary that Refinances Indebtedness of an Unrestricted Subsidiary.

      “Registration Rights Agreement” means the Registration Rights Agreement between Holdco and UBS Warburg LLC entered into in connection with the issuance of the Notes.

      “Related Business” means any business in which Holdco or any of its Restricted Subsidiaries was engaged on the Issue Date and any business reasonably related, ancillary or complementary to any business of Holdco or any of its Restricted Subsidiaries in which Holdco was engaged on the Issue Date or a reasonable expansion thereof.

      “Restricted Payment” with respect to any Person means

(1) the declaration or payment of any dividends or any other distributions of any sort in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving such Person) or similar payment to the direct or indirect holders of its Capital Stock (other than dividends or distributions payable solely in its Capital Stock (other than Disqualified Stock) and dividends or distributions payable solely to Holdco or a Restricted Subsidiary);

(2) the purchase, redemption or other acquisition or retirement for value of any Capital Stock of Holdco held by any Person or of any Capital Stock of a Restricted Subsidiary held by any Affiliate of Holdco (other than a Restricted Subsidiary), including the exercise of any option to exchange any Capital Stock (other than into Capital Stock of Holdco that is not Disqualified Stock);

(3) the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment of any Subordinated Obligations of such Person (other than the purchase, repurchase or other acquisition of Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such purchase, repurchase or other acquisition); or

(4) the making of any Investment (other than a Permitted Investment) in any Person.

      “Restricted Subsidiary” means any Subsidiary of Holdco that is not an Unrestricted Subsidiary.

      “Sale Leaseback Transaction” means an arrangement relating to property owned by Holdco or a Restricted Subsidiary on the Issue Date or thereafter acquired by Holdco or a Restricted Subsidiary whereby Holdco or a Restricted Subsidiary transfers such property to a Person and Holdco or a Restricted Subsidiary leases it from such Person.

      “SEC” means the U.S. Securities and Exchange Commission.

      “Securities Act” means the U.S. Securities Act of 1933, as amended.

      “Significant Subsidiary” means any Restricted Subsidiary that would be a “Significant Subsidiary” of Holdco within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

      “Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).

      “Subordinated Obligation” means, with respect to a Person, any Indebtedness of such Person (whether outstanding on the Issue Date or thereafter Incurred) which is subordinate or junior in right of payment to the Notes or a Subsidiary Guarantee of such Person, as the case may be, pursuant to a written agreement to that effect.

      “Subsidiary” means, with respect to any Person, any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Voting Stock or is at the time owned or controlled, directly or indirectly, by

(1) such Person;

(2) such Person and one or more Subsidiaries of such Person; or

(3) one or more Subsidiaries of such Person.

      “Subsidiary Guarantor” means each domestic Subsidiary of Holdco that guarantees the Notes pursuant to the terms of the Indenture.

      “Subsidiary Guaranty” means a Guarantee by a Subsidiary Guarantor of Holdco’s obligations with respect to the Notes.

      “Temporary Cash Investments” means any of the following:

(1) any investment in direct obligations of the United States of America or any agency thereof or obligations guaranteed by the United States of America or any agency thereof;

(2) investments in time deposit accounts, certificates of deposit and money market deposits maturing within 365 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any State thereof or any foreign country recognized by the United States of America, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $50.0 million (or the foreign currency equivalent thereof) and has outstanding debt which is rated “A” (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or any money-market fund sponsored by a registered broker dealer or mutual fund distributor;

(3) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (1) above entered into with a bank meeting the qualifications described in clause (2) above;

(4) investments in commercial paper, maturing not more than 365 days after the date of acquisition, issued by a corporation (other than an Affiliate of Holdco) organized and in existence under the laws of the United States of America or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of “P-l” (or higher) according to Moody’s Investors Service, Inc. or “A-l” (or higher) according to Standard and Poor’s Ratings Group;

(5) investments in securities with maturities of one year or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least “A” by Standard & Poor’s Ratings Group or “A” by Moody’s Investors Service, Inc.; and

(6) money market funds at least 95% of the assets of which constitute Temporary Cash Investments of the kind described in clauses (1) through (5) of this definition.

      “Transactions” means, collectively, the Merger, the Equity Tender Offer, the Note Tender Offer, the Equity Financing, the Bank Facilities, the offering of the AMI Notes, and the offering of the Notes.

      “Trust Indenture Act” means the Trust Indenture Act of 1939 (15 U.S.C. §§ 77aaa-77bbbb) as in effect on the Issue Date.

      “Trust Officer” means the Chairman of the Board, the President or any other officer or assistant officer of the Trustee assigned by the Trustee to administer its corporate trust matters.

      “Trustee” means Wilmington Trust Company until a successor replaces it and, thereafter, means the successor.

      “U.S. Dollar Equivalent” means with respect to any monetary amount in a currency other than U.S. dollars, at any time for determination thereof, the amount of U.S. dollars obtained by converting such foreign currency involved in such computation into U.S. dollars at the spot rate for the purchase of U.S. dollars with the applicable foreign currency as published in The Wall Street Journal in the “Exchange Rates” column under the heading “Currency Trading” on the date two Business Days prior to such determination.

      Except as described under “— Certain covenants — Limitation on indebtedness,” whenever it is necessary to determine whether Holdco has complied with any covenant in the Indenture or a Default has occurred and an amount is expressed in a currency other than U.S. dollars, such amount will be treated as the U.S. Dollar Equivalent determined as of the date such amount is initially determined in such currency.

      “U.S. Government Obligations” means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable at the issuer’s option.

      “Unrestricted Subsidiary” means

(1) any Subsidiary of an Unrestricted Subsidiary; and

(2) any Subsidiary of Holdco which is designated after the Issue Date as an Unrestricted Subsidiary by a board resolution of the Board of Directors of Holdco;

provided that a Subsidiary may be so designated as an Unrestricted Subsidiary only if

(A) such designation is in compliance with “— Certain covenants — Limitation on restricted payments” above;

(B) immediately after giving effect to such designation, Holdco could have incurred at least $1.00 of additional Indebtedness (other than Indebtedness incurred pursuant to clause (b) of “— Certain covenants — Limitation on indebtedness) pursuant to “— Certain covenants — Limitation on indebtedness” above;

(C) no Default or Event of Default has occurred and is continuing or results therefrom; and

(D) neither Holdco nor any Restricted Subsidiary will at any time

(i) provide a guarantee of, or similar credit support to, any Indebtedness of such Subsidiary (including any undertaking, agreement or instrument evidencing such Indebtedness),

(ii) be directly or indirectly liable for any Indebtedness of such Subsidiary or

(iii) be directly or indirectly liable for any other Indebtedness which provides that the holder thereof may (upon notice, lapse of time or both) declare a default thereon (or cause the payment thereof to be accelerated or payable prior to its final scheduled maturity) upon the occurrence of a default with respect to any other Indebtedness that is Indebtedness of such Subsidiary (including any corresponding right to take enforcement action against such Subsidiary), except in the case of clause (i) or (ii) to the extent

(i) that Holdco or such Restricted Subsidiary could otherwise provide such a guarantee or incur such Indebtedness (other than Indebtedness incurred pursuant to clause (b) of “— Certain covenants — Limitation on indebtedness) pursuant to “— Certain covenants — Limitation on indebtedness” above and

(ii) the provision of such guarantee and the incurrence of such Indebtedness otherwise would be permitted under “— Certain covenants — Limitation on restricted payments” above.

      The Trustee will be provided with an officers’ certificate stating that such designation is permitted and setting forth the basis upon which the calculations required by this definition were computed, together with a copy of the board resolution adopted by the Board of Directors of Holdco making such designation.

      The Board of Directors of Holdco may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation (A) Holdco could Incur $1.00 of additional Indebtedness under paragraph (a) of the covenant described under “— Certain covenants — Limitation on indebtedness” and (B) no Default shall have occurred and be continuing. Any such designation by the Board of Directors of Holdco shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors of Holdco giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.

      “Voting Stock” of a Person means all classes of Capital Stock or other interests (including partnership interests) of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

      “Wholly Owned Subsidiary” means a Restricted Subsidiary all the Capital Stock of which (other than directors’ qualifying shares) and other legally required qualifying shares is owned by Holdco or one or more Wholly Owned Subsidiaries.

BOOK-ENTRY, DELIVERY AND FORM

      The outstanding notes were offered and sold to qualified institutional buyers in reliance on Rule 144A and in offshore transactions in reliance on Regulation S. Except as set forth below, exchange notes will be issued in registered, global form in minimum denominations of $1,000 and integral multiples of $1,000 in excess of $1,000.

The Global Notes

      Except as described below, we initially issued the outstanding notes and we will initially issue the exchange notes in the form of one or more notes in registered, global form without interest coupons. These global notes will be deposited upon issuance with, or on behalf of, DTC and registered in the name of DTC, or its nominee, or will remain in the custody of the trustee pursuant to the FAST Balance Certificate Agreement between DTC and the trustee. All interests in global notes, including those held through Euroclear Bank SA/ NV, as operator of the Euroclear System, or Clearstream Banking, societé anonyme may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of these systems.

      Except as set forth below, the global notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the global notes may not be exchanged for notes in physical, certificated form except in the limited circumstances described below. You may hold your beneficial interests in the global notes directly through DTC if you have an account with DTC or directly through organizations that have an account with DTC.

      Any beneficial interest in one of the global notes that is transferred to a person who takes delivery in the form of an interest in another global note will, upon transfer, cease to be an interest in this global note and become an interest in the other global note and, accordingly, will thereafter be subject to all transfer restrictions, if any, and other procedures applicable to beneficial interests in such other global note for as long as it remains such an interest.

Depositary Procedures

      The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We take no responsibility for these operations and procedures and urge investors to contact the system or its participants directly to discuss these matters.

      DTC has advised us that it is

•	a limited purpose trust company organized under the laws of the State of New York,

•	a “banking organization” within the meaning of the New York Banking Law,

•	a member of the Federal Reserve System,

•	a “clearing corporation” within the meaning of the Uniform Commercial Code, as amended, and

•	a “clearing agency” registered pursuant to Section 17A of the Exchange Act.

      DTC was created to hold securities for its participants and facilitates the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical transfer and delivery of certificates. DTC’s participants include securities brokers and dealers, including the initial purchasers of the outstanding notes; banks and trust companies; clearing corporations and some other organizations. Indirect access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies; these indirect participants clear through or maintain a custodial relationship with a participant, either directly or indirectly. Investors who are not participants may beneficially own securities held by or on behalf of DTC only through participants or indirect participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the participants and indirect participants.

      DTC has also advised us that, pursuant to procedures established by it,

(1) upon deposit of the global notes, DTC will credit the accounts of participants with an interest in the global notes; and

(2) ownership of these interests in the global notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the participants) or by the participants and the indirect participants (with respect to other owners of beneficial interest in the global notes).

      The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a global note to such persons will be limited to that extent. Because DTC can act only on behalf of participants, which in turn act on behalf of indirect participants, the ability of a person having beneficial interests in a global note to pledge such interests to persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

      Except as described below, owners of interests in the global notes will not have global notes registered in their names, will not receive physical delivery of global notes in certificated form and will not be considered the registered owners or “holders” thereof under the indenture for any purpose.

      Accordingly, each holder owning a beneficial interest in a global note must rely on the procedures of DTC and, if the holder is not a participant or an indirect participant in DTC, on the procedures of the participant through which the holder owns its interest, to exercise any rights of a holder of Notes under the indenture or the global note. We understand that under existing industry practice, if we request any action of holders of notes, or a holder that is an owner of a beneficial interest in a global note desires to take any action that DTC, as the holder of the global note, is entitled to take, then DTC would authorize its participants to take the action and the participants would authorize holders owning through participants to take the action or would otherwise act upon the instruction of these holders. Neither we nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to the notes.

      Payments in respect of the principal of, and interest and premium and additional interest, if any, on a global note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the indenture. Under the terms of the indenture, we and the trustee will treat the persons in whose names the notes, including the global notes, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. Consequently, neither we, the trustee nor any agent of us or the trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any participant’s or indirect participant’s records relating to or payments made on account of beneficial ownership interest in the global notes or for maintaining, supervising or reviewing any of DTC’s records or any participant’s or indirect participant’s records relating to the beneficial ownership interests in the global notes; or

(2) any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

      DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the global notes (including principal and interest), is to credit the accounts of the relevant participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the participants and the indirect participants to the beneficial owners of the global notes will be governed by standing instructions and customary practices and will be the responsibility of the participants or the indirect participants and will not be the responsibility of DTC, the trustee or us. Neither we nor the trustee will be liable for any delay by DTC or any of its participants in identifying the beneficial owners of the global notes, and we and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

      Transfers between participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants, in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

      Subject to compliance with the transfer restrictions applicable to the notes, cross-market transfers between the participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf of delivering or receiving interests in the relevant global note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream.

      DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account DTC has credited the interests in the global notes and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the notes, DTC reserves the right to exchange the global notes for notes in certificated form, and to distribute such notes to its participants.

      Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the global notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. Neither we nor the trustee nor any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

      A global note is exchangeable for definitive notes in registered certificated form if:

(1) DTC (a) notifies us that it is unwilling or unable to continue as depositary for the global notes and DTC fails to appoint a successor depositary or (b) has ceased to be a clearing agency registered under the Exchange Act;

(2) we, at our option, notify the trustee in writing that we elect to cause the issuance of certificated notes; or

(3) there has occurred and is continuing a default or event of default with respect to the notes.

      In addition, beneficial interests in a global note may be exchanged for certificated notes upon prior written notice given to the trustee by or on behalf of DTC in accordance with the indenture. In all cases, certificated notes delivered in exchange for any global note or beneficial interests in global notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures) and will bear the applicable restrictive legend, unless that legend is not required by applicable law.

Exchange of Certificated Notes for Global Notes

      Certificated notes may not be exchanged for beneficial interests in any global note unless the transferor first delivers to the trustee a written certificate (in the form provided in the indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such notes.

Same Day Settlement and Payment

      We will make payments in respect of the notes represented by the global notes (including principal, premium, if any, interest and liquidated damages, if any) by wire transfer of immediately available funds to the accounts specified by the global note holder. We will make all payments of principal, interest and premium and additional interest, if any, with respect to certificated notes by wire transfer of immediately available funds to the accounts specified by the holders of the certificated notes or, if no such account is specified, by mailing a check to each such holder’s registered address.

      Transfers between participants in DTC will be effected in accordance with DTC’s procedures and will be settled in same-day funds. Transfers between participants in Euroclear or Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures.

      Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a global note from a participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised us that cash received in Euroclear or Clearstream as a result of sales of interests in a global note by or through a Euroclear or Clearstream participant to a participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

      For U.S. federal income tax purposes, the exchange of outstanding notes for exchange notes pursuant to the exchange offer is treated as a modification of the outstanding notes. The only modification of the outstanding notes, i.e., their registration under the Securities Act, is not a significant modification. Therefore, for U.S. federal income tax purposes, the exchange of outstanding notes for exchange notes pursuant to the exchange offer should not be treated as an exchange. Instead, the existing notes should be treated as a continuation of the outstanding notes. Thus, the exchange of outstanding notes for exchange notes pursuant to the exchange offer should not constitute a taxable event and a holder should not recognize a taxable gain or loss upon the receipt of an exchange note in exchange for an outstanding note. A holder’s basis in an exchange note should be same as its basis in the outstanding note exchanged therefor immediately before the exchange, and the holder’s holding period in the exchange note should include the holder’s holding period in the outstanding note exchanged therefor.

PLAN OF DISTRIBUTION

      We are not using any underwriters for this exchange offer. We are also bearing the expenses of the exchange.

      Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of up to 90 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until                     , 2004, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

      We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commission or concession received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

      For a period of up to 90 days after the expiration date, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests these documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer, (including the expenses of one counsel for the holders of the outstanding notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the outstanding notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

      The validity of the notes offered hereby will be passed upon for us by White & Case LLP, New York, New York.

EXPERTS

      The consolidated financial statements of AMH Holdings, Inc. at January 3, 2004 and December 31, 2002, and for the year ended January 3, 2004 and for each of the two years in the period ended December 31, 2002, appearing in this prospectus, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

      The consolidated financial statements for Gentek Holdings, Inc. and its subsidiaries as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

AVAILABLE INFORMATION

      This prospectus forms a part of a registration statement that we filed with the SEC on Form S-4 under the Securities Act of 1933, as amended, in connection with the offering of the exchange notes. You will find additional information about us and the exchange notes in the registration statement.

      AMI is subject to the periodic reporting and other informational requirements of the Exchange Act. We are currently not subject to the periodic reporting requirements of the Exchange Act, but will become subject to those requirements in connection with the exchange offer. Accordingly, we will file annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other information with the SEC as long as we are required to do so under the Exchange Act. Information filed with the SEC may be read and copied by the public at the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may request a copy of these and other documents at no cost to you, by writing or telephoning us at: AMH Holdings, Inc., 3773 State Road, Cuyahoga Falls, Ohio 44223, telephone number: (800) 257-4335 (Attention: Corporate Secretary). In addition, we have agreed that, for so long as any notes remain outstanding, we will furnish to the holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

INDEX TO FINANCIAL STATEMENTS

AMH Holdings, Inc.

Page

Audited Financial Statements
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of January 3, 2004 and December 31, 2002	F-3
Consolidated Statements of Operations	F-4
Year Ended January 3, 2004
Two hundred fifty-seven days ended December 31, 2002
One hundred eight days ended April 18, 2002 — Predecessor
Year ended December 31, 2001 — Predecessor
Consolidated Statements of Stockholders’ Equity and Comprehensive Income	F-5
Year Ended January 3, 2004
Two hundred fifty-seven days ended December 31, 2002
One hundred eight days ended April 18, 2002 — Predecessor
Year ended December 31, 2001 — Predecessor
Consolidated Statements of Cash Flows	F-6
Year Ended January 3, 2004
Two hundred fifty-seven days ended December 31, 2002
One hundred eight days ended April 18, 2002 — Predecessor
Year ended December 31, 2001 — Predecessor
Notes to Consolidated Financial Statements	F-7

Unaudited Financial Statements:
Consolidated Balance Sheets	F-28
July 3, 2004 and January 3, 2004
Consolidated Statements of Operations	F-29
Quarters and six months ended July 3, 2004 and June 28, 2003
Consolidated Statements of Cash Flows	F-30
Six months ended July 3, 2004 and June 28, 2003
Notes to Consolidated Financial Statements	F-31
Gentek Holdings, Inc. and Subsidiaries
Report of Independent Accountants	F-37
Consolidated Balance Sheets June 30, 2003 (unaudited) and December 31, 2002 and 2001	F-38
Consolidated Statement of Operations and Comprehensive Income (Loss) for the six months ended June 30, 2003 (unaudited) and 2002 (unaudited) and the years ended December 31, 2002, 2001 and 2000	F-39
Consolidated Statements of Stockholders’ Equity For the six months ended June 30, 2003 (unaudited) and the years ended December 31, 2002, 2001 and 2000	F-40
Consolidated Statement of Cash Flows for the six months ended June 30, 2003 (unaudited) and 2002 (unaudited) and the years ended December 31, 2002, 2001 and 2000	F-41
Notes to Consolidated Financial Statements	F-42

REPORT OF ERNST & YOUNG LLP,

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

AMH Holdings, Inc.

      We have audited the accompanying consolidated balance sheets of AMH Holdings, Inc. as of January 3, 2004 and December 31, 2002 and the related consolidated statements of operations, stockholders’ equity and comprehensive income, and cash flows for the year ended January 3, 2004, the two hundred fifty-seven day period ended December 31, 2002, the one hundred eight day period ended April 18, 2002 and the year ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of AMH Holdings, Inc. at January 3, 2004 and December 31, 2002, and the consolidated results of its operations and its cash flows for the year ended January 3, 2004, the two hundred fifty-seven day period ended December 31, 2002, the one hundred eight day period ended April 18, 2002 and the year ended December 31, 2001, in conformity with U.S. generally accepted accounting principles.

ERNST & YOUNG LLP

Dallas, Texas

August 16, 2004

AMH HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

	January 3,	December 31,
	2004	2002

	(In thousands, except share
	and per share amounts)
ASSETS
Current assets:
Cash and cash equivalents	$4,282	$13,022
Accounts receivable, net of allowance for doubtful accounts of $7,942 at January 3, 2004 and $5,552 at December 31, 2002	106,975	67,861
Inventories	97,907	60,369
Income taxes receivable	—	4,675
Deferred income taxes	7,019	3,653
Other current assets	5,564	4,604

Total current assets	221,747	154,184
Property, plant and equipment, net	140,846	99,113
Goodwill	230,283	197,461
Other intangible assets, net	116,136	103,690
Other assets	9,621	11,089

Total assets	$718,633	$565,537

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$49,881	$31,319
Accrued liabilities	53,234	34,319
Income taxes payable	4,934	—

Total current liabilities	108,049	65,638
Deferred income taxes	58,028	58,976
Other liabilities	41,587	20,746
Long-term debt	305,000	242,408
Series A cumulative redeemable preferred stock	169,914	156,988
Commitments and Contingencies
Stockholders’ equity:
Common stock Class A, $0.01 par value:
Authorized shares — 2,500,000
Issued shares — 1,629,951	16	16
Common stock Class B, $0.01 par value:
Authorized shares — 2,500,000
Issued shares — 19,118	—	—
Capital in excess of par	21,500	21,500
Accumulated other comprehensive loss	(678)	(4,347)
Retained earnings	15,217	3,612

Total stockholders’ equity	36,055	20,781

Total liabilities and stockholders’ equity	$718,633	$565,537

See accompanying notes.

AMH HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year	257 Days	108 Days	Year
	Ended	Ended	Ended	Ended
	January 3,	December 31,	April 18,	December 31,
	2004	2002	2002	2001

			Predecessor

	(In thousands)
Net sales	$779,836	$449,324	$180,230	$595,819
Cost of sales	561,525	317,077	130,351	425,366

Gross profit	218,311	132,247	49,879	170,453
Selling, general and administrative expenses	149,571	86,097	43,272	119,945

Income from operations	68,740	46,150	6,607	50,508
Interest expense	27,369	16,850	2,068	6,795
Foreign currency (gain)	(548)	—	—	—
Debt extinguishment costs	—	7,579	—	—
Merger transaction costs	—	—	9,319	—
Write-down of investment in Amercord Inc.	—	—	—	2,393

Income (loss) before income taxes	41,919	21,721	(4,780)	41,320
Income taxes	17,388	9,016	977	15,908

Income (loss) from continuing operations	24,531	12,705	(5,757)	25,412
Loss from discontinued operations, net	—	(521)	—	—

Net income (loss)	$24,531	$12,184	$(5,757)	$25,412

See accompanying notes.

AMH HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME

			Class B
	Common Stock		Common Stock		Treasury Stock		Capital In		Total
							Excess	Retained	Stockholders’
Predecessor	Shares	Amount	Shares	Amount	Shares	Amount	of Par	Earnings	Equity

	(In thousands)
Balance at December 31, 2000	7,164	$18	1,550	$4	955	$(12,425)	$14,862	$95,531	$97,990
Net income and total comprehensive income	—	—	—	—	—	—	—	25,412	25,412
Cash dividends ($0.20 per share)	—	—	—	—	—	—	—	(1,438)	(1,438)
Exercise of common stock options and related tax benefits	67	—	—	—	—	—	1,387	—	1,387
Purchase of treasury shares	—	—	—	—	123	(2,051)	—	—	(2,051)
Common stock issued under Employee Stock Purchase Plan	61	—	—	—	—	—	875	—	875
Retirement of Class B common stock	—	—	(1,000)	(3)	—	—	—	(19,497)	(19,500)
Conversion of Class B common stock to common stock	550	1	(550)	(1)	—	—	—	—	—

Balance at December 31, 2001	7,842	19	—	—	1,078	(14,476)	17,124	100,008	102,675
Net income and total comprehensive income	—	—	—	—	—	—	—	(5,757)	(5,757)
Exercise of common stock options and related tax benefits	404	1	—	—	—	—	10,325	—	10,326
Merger transaction with AMI Holdings	(8,246)	(20)	—	—	(1,078)	14,476	(27,449)	(94,251)	(107,244)

Balance at April 18, 2002	—	$—	—	$—	—	$—	$—	$—	$—

					Accumulated
					Other
	Class A	Class B	Capital In		Comprehensive	Total
	Common	Common	Excess of	Retained	Income	Stockholders’	Comprehensive
Successor	Shares	Shares	Par	Earnings	(Loss)	Equity	Income

Issuance of stock on April 19, 2002	$16	$—	$21,490	$—	$—	$21,506	$—
Issuance of common stock	—	—	10	—	—	10
Net income	—	—	—	12,184	—	12,184	12,184
Minimum pension liability adjustment, net of tax	—	—	—	—	(4,347)	(4,347)	(4,347)
Accrual of preferred stock dividend	—	—	—	(8,572)	—	(8,572)	—

Balance at December 31, 2002	16	—	21,500	3,612	(4,347)	20,781	7,837

Net income	—	—	—	24,531	—	24,531	24,531
Minimum pension liability adjustment	—	—	—	—	667	667	667
Foreign currency translation adjustments	—	—	—	—	3,002	3,002	3,002
Accrual of preferred stock dividend	—	—	—	(12,926)	—	(12,926)	—

Balance at January 3, 2004	$16	$—	$21,500	$15,217	$(678)	$36,055	$28,200

See accompanying notes.

AMH HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended	257 Days Ended	108 Days Ended	Year Ended
	January 3,	December 31,	April 18,	December 31,
	2004	2002	2002	2001

			Predecessor

	(In thousands)
Operating Activities
Income (loss) from continuing operations	$24,531	$12,705	$(5,757)	$25,412
Adjustments to reconcile income (loss) from continuing operations to net cash provided by (used in) operating activities:
Depreciation and amortization	16,115	7,169	3,969	10,919
Deferred income taxes	524	1,738	783	1,164
Provision for losses on accounts receivable	2,029	1,240	649	1,468
Write-down of investment in Amercord Inc.	—	—	—	2,393
(Gain) loss on sale of assets	20	(3)	38	43
Tax benefit from stock option exercises	—	—	113	411
Cost of sales expense related to an inventory fair value purchase accounting adjustment	1,402	1,891	—	—
Debt extinguishment costs	—	7,579	—	—
Amortization of deferred financing costs	5,679	1,565	—	—
Changes in operating assets and liabilities:
Accounts receivable	3,938	(6,028)	(6,895)	(16,022)
Inventories	(95)	1,712	(5,170)	(145)
Other current assets	331	(574)	(739)	818
Accounts payable	(9,155)	3,220	3,816	10,306
Accrued liabilities	2,707	5,575	(8,142)	5,847
Income taxes receivable/payable	8,756	4,564	(1,399)	1,951
Other assets	22	41	(442)	(242)
Other liabilities	(828)	183	918	(334)

Net cash provided by (used in) operating activities	55,976	42,577	(18,258)	43,989
Investing Activities
Additions to property, plant and equipment	(12,689)	(8,938)	(3,817)	(15,022)
Proceeds from sale of assets	2,104	110	220	142
Other investing activities	330	—	—	—
Purchase of Gentek Holdings, Inc.	(113,255)	—	—	—
Acquisition of predecessor’s equity	—	(366,497)	—	—
Proceeds from sale of AmerCable	—	28,332	—	—
Sale of short-term investment	—	—	—	5,019

Net cash used in investing activities	(123,510)	(346,993)	(3,597)	(9,861)
Financing Activities
Proceeds from initial capitalization of Holdings:
Common stock	—	16,481	—	—
Cumulative redeemable preferred stock	—	148,326	—	—
Proceeds from issuance of 9 3/4% Senior Subordinated Notes	—	165,000	—	—
Proceeds from borrowings under term loan	190,000	125,000	—	—
Repayments of term loan	(126,500)	(48,500)	—	—
Net proceeds from issuance of cumulative redeemable preferred stock	—	90	—	—
Net proceeds from issuance of common stock	—	10	—	875
Repayment of 9 1/4% Senior Subordinated Notes	(908)	(74,092)	—	—
Debt extinguishments costs	—	(7,579)	—	—
Financing costs	(3,854)	(12,991)	—	—
Repurchase of Class B common stock	—	—	—	(19,500)
Options exercised	—	—	94	976
Dividends paid	—	—	(339)	(1,438)
Treasury stock acquired	—	—	—	(2,051)

Net cash provided by (used in) financing activities	58,738	311,745	(245)	(21,138)

Net increase (decrease) in cash from continuing operations	(8,796)	7,329	(22,100)	12,990
Effect of exchange rate changes on cash	56	—	—	—
Net cash used in discontinued operations	—	(1,076)	—	—

Cash at beginning of period	13,022	6,769	28,869	15,879

Cash at end of period	$4,282	$13,022	$6,769	$28,869

Supplemental Information:
Cash paid for interest	$21,277	$12,226	$4,479	$7,176

Cash paid for income taxes	$8,739	$1,532	$2,254	$12,633

See accompanying notes

AMH HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Accounting Policies

Nature of Operations

      On February 19, 2004, AMH Holdings, Inc. (“AMH”) was incorporated. AMH has no material assets or operations other than its 100% ownership of Associated Materials Holdings, Inc. (“Holdings”), which in turn has no material assets or operations other than its 100% ownership of Associated Materials Incorporated (“AMI”), collectively referred to as the “Company”. AMH derives all of its revenues and cash flow from its subsidiaries, which have no obligation to pay amounts outstanding under AMH’s senior discount notes. As discussed in Note 11, AMI has outstanding secured indebtedness under a senior credit facility and unsecured indebtedness under subordinated notes. The credit facility precludes dividends from being paid to AMH and the subordinated notes otherwise limit such payments based on a calculation that is primarily driven by AMI’s accumulated net income subsequent to the April 2002 merger transaction (see Note 2). On March 4, 2004 stockholders and option holders of Holdings became stockholders and option holders of AMH pursuant to the terms of a restructuring agreement (see Note 20). The Company is a leading, vertically integrated manufacturer and North American distributor of exterior residential building products. The Company’s core products are vinyl windows, vinyl siding, aluminum trim coil, aluminum and steel siding and accessories, and vinyl fencing, decking and railing.

Basis of Presentation

      As AMH has no material assets or operations, AMH’s financial statements for fiscal years 2003, 2002 and 2001 would have been substantially identical to the historical financial statements of Holdings and AMI. The Company’s 2003 results of operations include the results of Gentek Holdings, Inc. subsequent to its acquisition on August 29, 2003 (see Note 2). The Company’s results of operations prior to the date of the April 2002 merger transaction (see Note 2) are presented as the results of the Predecessor. The Company is a wholly owned subsidiary of Associated Materials Holdings Inc. (“Holdings”). As discussed in Note 2, the Company completed the sale of its AmerCable division on June 24, 2002. AmerCable’s results through April 18, 2002 are included in the results of continuing operations of the Predecessor. Subsequent to April 18, 2002, AmerCable’s results are presented as discontinued operations of the Successor as it was the Successor’s decision to divest this division.

      In 2003, the Company changed its fiscal year from a calendar year ending on December 31st to a 52/53 week fiscal year that ends on the Saturday closest to December 31st. The Company’s 2003 fiscal year ended on January 3, 2004.

Principles of Consolidation

      The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances are eliminated in consolidation.

Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions regarding the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

      The Company primarily sells and distributes its products through two channels: direct sales from its manufacturing facilities to independent distributors and dealers and sales to contractors through its Company owned supply centers. Direct sales revenue is recognized when the Company’s manufacturing

AMH HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

facility ships the product. Sales to contractors are recognized either when the contractor receives product directly from the supply centers or when the supply centers deliver the product to the contractor’s job site. A substantial portion of the Company’s sales is in the repair and replacement segment of the building products industry. Therefore, vinyl windows are manufactured to specific measurement requirements received from the Company’s customers. Revenues are recorded net of estimated returns, customer incentive programs and other incentive offerings including special pricing agreements, promotions and other volume-based incentives. Revisions to these estimates are charged to income in the period in which the facts that give rise to the revision become known. On contracts involving installation, revenue is recognized when the installation is complete.

Cash and Cash Equivalents

      The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Inventories

      Inventories are valued at the lower of cost (first-in, first-out) or market. The Company writes down its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Property, Plant and Equipment

      Property, plant and equipment are stated at cost. The cost of maintenance and repairs of property, plant and equipment is charged to operations in the period incurred. Depreciation is provided by the straight-line method over the estimated useful lives of the assets, which are as follows:

Building and improvements	7 to 40 years
Computer equipment	3 years
Machinery and equipment	3 to 15 years

Long-lived Assets with Depreciable or Amortizable Lives

      The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to undiscounted future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Depreciation on assets held for sale is discontinued and such assets are reported at the lower of the carrying amount or fair value less costs to sell.

Goodwill and Other Intangible Assets with Indefinite Lives

      The Company reviews goodwill and other intangible assets with indefinite lives for impairment on an annual basis or more frequently if events or circumstances change that would impact the value of these assets in accordance with Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 142 — “Goodwill and Other Intangible Assets.” The impairment test is conducted using a fair-value based approach. As the Company does not have a market for its equity, management performs the annual impairment analysis utilizing a discounted cash flow model, which considers forecasted operating results discounted at an estimated weighted average cost of capital.

AMH HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company conducted its impairment test as of October 1, 2003 noting no impairment to its goodwill or other intangible assets with indefinite lives.

Pensions

      The Company’s pension costs are developed from actuarial valuations. Inherent in these valuations are key assumptions including discount rates and expected return on plan assets. In selecting these assumptions, management considers current market conditions, including changes in interest rates and market returns on plan assets. Changes in the related pension benefit costs may occur in the future due to changes in assumptions.

Product Warranty Costs and Service Returns

      Consistent with industry practice, the Company provides to homeowners limited warranties on certain products, primarily related to window and siding product categories. Warranties are of varying lengths of time from the date of purchase up to and including lifetime. Warranties cover product failures such as stress cracks and seal failure for windows and fading and peeling for siding products, as well as manufacturing defects.

      The Company has various options for remedying product warranty claims including repair, refinishing or replacement and directly incurs the cost of these remedies. Warranties also become reduced under certain conditions of time and change in ownership. Liabilities for future warranty costs are provided annually based on management’s estimates of such future costs using historical trends and sales of products to which such costs relate. Certain metal coating suppliers provide warranties on materials sold to the Company that mitigate the costs incurred by the Company. Warranty reserves are based on past claims experience, sales history and other factors. An independent actuary assists the Company in determining reserve amounts related to significant product failures.

      A reconciliation of warranty reserve activity is as follows for the year ended January 3, 2004:

Balance at the beginning of the year	$1,854
Provision for warranties issued	3,135
Gentek warranties assumed	13,611
Claims paid	(2,621)

Balance at the end of the year	$15,979

      Activity in the Company’s warranty reserve accounts in previous years was not significant.

Income Taxes

      The Company accounts for income taxes in accordance with SFAS No. 109 — “Accounting for Income Taxes,” which requires that deferred tax assets and liabilities be recognized for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. SFAS No. 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. The Company reviews the recoverability of any tax assets recorded on the balance sheet and provides any necessary allowances as required.

Stock Plans

      The Company measures stock-based compensation using the intrinsic value in accordance with Accounting Principles Board Opinion No. 25 — “Accounting for Stock Issued to Employees.” The Company follows the disclosure provisions required under SFAS No. 123 — “Accounting for Stock Based

AMH HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Compensation.” Pro forma information regarding net income is required by SFAS No. 123, and has been determined as if the Company had accounted for its stock options under the fair value method of that statement using a minimum value approach for companies with private equity. The pro forma effect on net income would have been (in thousands):

	Year	257 Days	108 Days	Year
	Ended	Ended	Ended	Ended
	January	December	April	December
	3, 2004	31, 2002	18, 2002	31, 2001

			Predecessor
Net income (loss) as reported	$24,531	$12,184	$(5,757)	$25,412
Pro forma stock based employee compensation cost, net of tax	(132)	(212)	(65)	(344)

Pro forma net income (loss)	$24,399	$11,972	$(5,822)	$25,068

Marketing and Advertising

      The Company expenses marketing and advertising costs as incurred. Marketing and advertising expense was $9.7 million for the year ended January 3, 2004, $7.2 million for the 257 days ended December 31, 2002, $3.8 million for the 108 days ended April 18, 2002 and $9.9 million in 2001.

Reclassifications

      Certain prior period amounts have been reclassified to conform with the current period presentation.

New Accounting Pronouncements

      On January 1, 2003, the Company adopted the provisions of FASB SFAS No. 145,— “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” The provisions of SFAS No. 145 related to the rescission of SFAS No. 4 require that any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods be reclassified and no longer be presented as an extraordinary item. As a result of adopting this standard, the Company reclassified debt extinguishment costs recorded in the second quarter of 2002. The debt extinguishment costs include $4.9 million for the premium paid to extinguish substantially all of the Successor’s assumed 9 1/4% notes and $2.7 million for the financing fees related to an interim credit facility utilized for the April 2002 merger transaction (see Note 2), which was repaid shortly thereafter.

      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 requires that certain financial instruments, which under previous guidance were accounted for as equity, must now be accounted for as liabilities. The financial instruments affected include mandatorily redeemable preferred stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets and certain obligations that can be settled with shares of stock. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003 and must be applied to the Company’s existing financial instruments effective July 1, 2003. On October 29, 2003, the FASB deferred the provisions of paragraphs 9 and 10 and related guidance in the appendices of this pronouncement as they apply to mandatorily redeemable noncontrolling interests. Adoption of the effective or deferred provisions of SFAS No. 150 did not and are expected not to have a material effect on the Company’s financial position, results of operations or cash flows.

      In January 2003, the FASB issued FASB Interpretation No. 46, (“FIN 46”) — “Consolidation of Variable Interest Entities.” Companies were required to adopt the provisions of this interpretation

AMH HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

immediately for all new variable interest entities and at the end of the interim period beginning after December 15, 2003 for all variable interest entities in which an enterprise acquired an interest in that entity before February 1, 2003. As the Company does not have an interest in any variable interest entities, the adoption of this interpretation did not have a material effect on the Company’s financial position, results of operations or cash flows.

2.     Acquisitions and Divestitures

      On August 29, 2003, the Company acquired all of the issued and outstanding shares of the capital stock of Gentek Holdings, Inc., the parent Company of Gentek Building Products, Inc. and Gentek Building Products Limited, collectively referred to as “Gentek”. Gentek manufactures and distributes vinyl windows, vinyl siding, aluminum trim coil, and aluminum and steel siding and accessories under the Revere® and Gentek® brand names. Gentek markets its products to professional contractors on a wholesale basis through 13 company-owned distribution centers in the mid-Atlantic region of the United States and 20 company-owned distribution centers in Canada, as well as approximately 200 independent distributors in the United States. The acquisition was completed to expand the Company’s presence in the independent distributor market channel, to capitalize on synergy opportunities related to the vertical integration of the metals products manufactured by Gentek and sold in the Company’s Alside supply centers, and to benefit from raw material savings resulting from increased purchasing leverage.

      In connection with the Gentek acquisition, AMI amended and restated its existing credit facility by adding a term loan facility to borrow an additional $113.5 million and expanding the revolving credit facility from $40 million to $70 million, including a new Canadian subfacility of $15 million.

AMH HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The acquisition has been accounted for using the purchase method of accounting. The total purchase price has been allocated to the tangible and intangible assets and liabilities acquired based upon their estimated fair values as follows (in thousands):

Cash	$1,088
Accounts receivable	43,290
Inventory	38,020
Other current assets	3,947
Deferred income taxes	1,871

Total current assets	88,216
Property, plant and equipment	39,883
Goodwill	30,298
Other intangible assets	16,320
Deferred income taxes	6,765
Other assets	350

Total assets	$181,832

Accounts payable	$26,197
Accrued liabilities	15,577
Income taxes payable	1,434

Total current liabilities	43,208
Other liabilities	24,281
Long-term debt	7,500
Stockholder’s equity	106,843

Total liabilities and stockholder’s equity	$181,832

      The allocation of purchase price resulted in $30.3 million in goodwill and $16.3 million in other intangible assets, including $4.5 million of customer base intangibles with estimated useful lives ranging from 2 to 9 years, $1.1 million of order backlog, which was fully amortized in 2003 as the orders were fulfilled and $10.7 million assigned to trademarks of which $4.3 million have remaining useful lives of 15 years and $6.4 million have indefinite lives (See Note 4).

      The purchase price allocation is preliminary, based on facts currently known to the Company and is subject to adjustment as the final valuation for the fair value of the warranty liability related to certain steel siding has not been completed. As a result, the actual allocation is subject to completion and therefore may differ. The purchase consideration of $113.3 million was financed through additional term loans under the amended and restated credit facility. From the total purchase consideration paid to the sellers, $7.0 million was retained in an escrow account for certain items that were indemnified by the seller to the Company.

      On March 16, 2002, the Company entered into a merger agreement (“Merger Agreement”) with Associated Materials Holdings, Inc. (“Holdings”) and its wholly owned subsidiary, Simon Acquisition Corp. The Merger Agreement provided for the acquisition of all shares of the Company’s then outstanding common stock through a cash tender offer for $50.00 per share. The Merger Agreement also required that the Company commence a tender offer to purchase all of its then outstanding 9 1/4% senior subordinated notes due March 1, 2008 (“9 1/4% notes”).

AMH HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      On April 19, 2002, the cash tender offer for AMI’s then outstanding common stock and the cash tender offer for approximately $74.0 million of AMI’s then outstanding 9 1/4% notes was completed. Simon Acquisition Corp. was then merged with and into the Company with the Company continuing as a privately held, wholly owned subsidiary of Holdings (which is controlled by affiliates of Harvest Partners, Inc.). The completion of the aforementioned transactions constitute the merger transaction (“April 2002 merger transaction”). Following the completion of the April 2002 merger transaction, AMI’s then outstanding shares of common stock were delisted from NASDAQ.

      The April 2002 merger transaction has been accounted for using the purchase method of accounting. The total purchase consideration has been allocated to tangible and intangible assets acquired and liabilities assumed based on respective fair values at the date of acquisition, which are based on valuation estimates and certain assumptions. The allocation of purchase price resulted in $197.5 million in goodwill and $105.5 million in other intangibles, including $6.8 million of patents with estimated useful lives of 10 years and $98.7 million assigned to trademarks of which $24.0 million have remaining useful lives of 15 years and $74.7 million have indefinite lives (See Note 4). The purchase consideration, financing costs, tender offer of the $74.0 million of 9 1/4% notes, and debt extinguishment costs of $7.6 million were financed through: (1) the issuance of $165 million of 9 3/4% senior subordinated notes due 2012 (“9 3/4% notes”), (2) $125 million from a new $165 million credit facility (“credit facility”), (3) $164.8 million cash contribution from Holdings and (4) cash of approximately $6.3 million, representing a portion of the Company’s total cash of $6.8 million on hand at the time of the acquisition.

      In connection with the April 2002 merger transaction, the Predecessor incurred merger related costs, including legal and investment banking fees, which have been classified as merger transaction costs in the Predecessor’s accompanying statements of operations.

      On June 24, 2002, the Company completed the sale of its AmerCable division to AmerCable Incorporated, a newly formed entity controlled by Wingate Partners III, L.P. and members of AmerCable’s management for net proceeds of approximately $28.3 million and the assumption of certain liabilities pursuant to an asset purchase agreement. The Company used the net proceeds to repay a portion of AMI’s credit facility. No gain or loss on the sale of AmerCable was recorded in the statements of operations, as the fair value assigned to AmerCable’s net assets acquired in the April 2002 merger transaction approximated the net proceeds received from the subsequent sale of AmerCable. Operating results of discontinued operations for the period from April 19, 2002 to June 24, 2002 were as follows (in thousands):

257 Days Ended
December 31, 2002

Net sales	$8,197
Income from operations	322
Interest allocated to discontinued operations	1,213
Net loss from discontinued operations	$(521)

      Interest allocated to discontinued operations includes the interest on $28.3 million of borrowings under the term loan for the period from April 19, 2002 to June 24, 2002 plus interest expense related to the accelerated amortization of deferred financing fees of AMI’s credit facility related to the proceeds from the sale of AmerCable used to reduce the term loan.

3.     Related Parties

      The Company entered into a management agreement with Harvest Partners, Inc. Under the management agreement, Harvest Partners received a one-time fee of $5.0 million in connection with structuring and implementing the acquisition of the Company. In addition, Harvest Partners provides the

AMH HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company with financial advisory and strategic planning services. For these services, Harvest Partners, Inc. receives an annual fee of approximately $0.8 million, payable on a quarterly basis in advance, beginning on the date of execution of this agreement. The fee is adjusted on a yearly basis in accordance with the U.S. Consumer Price Index. The Company incurred approximately $0.8 million and $0.6 million of management fees paid to Harvest Partners for the year ended January 3, 2004 and the 257 days ended December 31, 2002, respectively, which are included in selling, general and administrative expenses in the statement of operations. The agreement also provides that Harvest Partners will receive transaction fees in connection with financings, acquisitions and divestitures of the Company. Such fees will be a percentage of the applicable transaction. In 2003, the Company paid Harvest Partners $1.1 million in connection with the Company’s acquisition of Gentek. The Company reimburses Harvest Partners for all out-of-pocket expenses. The management agreement has a term of five years from its date of execution and will automatically be renewed on a yearly basis, beginning in 2004, unless otherwise specified by Harvest Partners.

      As discussed in Note 2, the Company sold its AmerCable division to a newly-formed entity that is controlled in part by former members of the Company’s management.

4.     Goodwill and Other Intangible Assets

      Goodwill represents the purchase price in excess of the fair value of the tangible and intangible net assets acquired and consists of $230.3 million including $197.5 million from the purchase price for the April 2002 merger transaction and $32.8 million from the acquisition of Gentek. None of the Company’s goodwill is deductible for income tax purposes. The Company’s other intangible assets consist of the following (in thousands):

	Average	January 3, 2004			December 31, 2002
	Amortization
	Period		Accumulated	Net Carrying		Accumulated	Net Carrying
	(in Years)	Cost	Amortization	Value	Cost	Amortization	Value

Trademarks and trade names	15	$109,280	$2,844	$106,436	$98,690	$1,186	$97,504
Patents	10	6,550	1,110	5,440	6,790	604	6,186
Customer base	7	4,628	368	4,260	—	—	—

Total other intangible assets		$120,458	$4,322	$116,136	$105,480	$1,790	$103,690

      The Company has determined that trademarks and trade names totaling $81.1 million consisting primarily of the Alside®, Revere®and Gentek® trade names have indefinite useful lives. Additionally, the Company determined the value of Gentek’s order backlog at August 29, 2003 was approximately $1.1 million. The backlog was fully amortized in 2003 as the orders were fulfilled. Amortization expense related to other intangible assets was approximately $3.8 million and $1.8 million, for year ended January 3, 2004 and the 257 days ended December 31, 2002, respectively. Amortization expense for fiscal years 2004, 2005, 2006, 2007 and 2008 is estimated to be approximately $3.2 million, $3.2 million, $3.1 million, $3.1 million and $3.1 million, respectively.

5.	Pro Forma Information

      The following pro forma information for the years ended January 3, 2004 and December 31, 2002 was prepared as if the acquisition of Gentek occurred as of the beginning of each period presented and the

AMH HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

April 2002 merger transaction and sale of AmerCable occurred as of the beginning of 2002. On a pro forma basis, the Company would have reported (in thousands):

	Year Ended	Year Ended
	January 3,	December 31,
	2004	2002

Net sales	$969,876	$867,275
Net income	$28,264	$17,822

      The pro forma information is not necessarily indicative of the results that would have occurred had the acquisition of Gentek, the April 2002 merger transaction and sale of AmerCable occurred at the beginning of the periods presented, nor is it necessarily indicative of future results. The pro forma results of operations include $1.4 million and $3.3 million of expenses related to inventory fair value adjustments for the years ended January 3, 2004 and December 31, 2002, respectively.

6.	Investment in Amercord

      The Company owns a 9.9% interest in Amercord Inc. (“Amercord”), which manufactured and marketed steel cord and bead wire to the tire manufacturing industry. During 2001, Amercord ceased operations, and the Company wrote-off its remaining $2.4 million investment.

      The Company guaranteed $3.0 million of a secured note in connection with the sale of a portion of the ownership interest in Amercord. Ivaco, Inc., pursuant to the terms of the note, agreed to indemnify the Company for 50% of any loss under the guarantee. The guarantee was exercised by Amercord’s lender and the Company paid approximately $1.2 million in 2003 for its portion of the liability related to this guarantee. The Company has no further obligations under this guarantee. The Company retains a right to any collateral proceeds that secure the note; however, the Company has determined that the value of such collateral is not sufficient to cover any significant portion of the Company’s liability.

7.	Allowance for Doubtful Accounts

      Changes in the allowance for doubtful accounts on accounts receivable consist of (in thousands):

	Year	257 Days	108 Days
	Ended	Ended	Ended	Year Ended
	January	December	April	December
	3, 2004	31, 2002	18, 2002	31, 2001

			Predecessor
Balance at beginning of period	$5,552	$5,486	$5,117	$6,168
Provision for losses	2,029	1,240	649	1,468
Losses sustained (net of recoveries)	(1,375)	(653)	(280)	(2,519)
Allowance for Gentek receivables acquired	1,736	—	—	—
Allowance for AmerCable receivables sold	—	(521)	—	—

Balance at end of period	$7,942	$5,552	$5,486	$5,117

      The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The allowance for doubtful accounts is based on a review of the overall condition of accounts receivable balances and a review of significant past due accounts. If the financial condition of the Company’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

AMH HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.	Inventories

      Inventories consist of (in thousands):

	January 3,	December 31,
	2004	2002

Raw materials	$24,586	$13,545
Work-in-progress	6,307	3,928
Finished goods and purchased stock	67,014	42,896

	$97,907	$60,369

9.	Property, Plant and Equipment

      Property, plant and equipment consist of (in thousands):

	January 3,	December 31,
	2004	2002

Land	$4,146	$1,550
Buildings	49,472	29,817
Construction in process	5,892	2,451
Machinery and equipment	98,329	70,672

	157,839	104,490
Less accumulated depreciation	16,993	5,377

	$140,846	$99,113

      Depreciation expense was approximately $12.3 million in 2003, $5.4 million for the 257 days ended December 31, 2002, $3.9 million for the 108 days ended April 18, 2002 and $10.6 million in 2001.

10.     Accrued and Other Liabilities

      Accrued liabilities consist of (in thousands):

	January 3,	December 31,
	2004	2002

Employee compensation	$18,639	$11,394
Sales promotions and incentives	11,138	8,597
Employee benefits	6,692	4,592
Interest	3,794	3,435
Taxes other than income	3,968	2,559
Other	9,003	3,742

	$53,234	$34,319

AMH HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Other liabilities consist of (in thousands):

	January 3,	December 31,
	2004	2002

Pensions and other post-employment benefits	$22,195	$12,757
Warranty reserves	13,757	1,854
Other	5,635	6,135

	$41,587	$20,746

11.     Long-Term Debt

      Long-term debt consists of (in thousands):

	January 3,	December 31,
	2004	2002

9 3/4% notes	$165,000	$165,000
Term loan under credit facility	140,000	76,500
9 1/4% notes	—	908

	$305,000	$242,408

      In connection with the April 2002 merger transaction, on April 23, 2002 AMI issued $165 million of 9 3/4% notes due in 2012 that pay interest semi-annually on April 15 and October 15. The 9 3/4% notes are general unsecured obligations of AMI subordinated in right of payment to senior indebtedness and senior in right of payment to any current or future subordinated indebtedness of AMI. AMI’s payment obligations under the 9 3/4% notes are fully and unconditionally guaranteed, jointly and severally (collectively, the “Subsidiary Guarantees”) on a senior subordinated basis, by its domestic wholly-owned subsidiaries: Gentek Holdings, Inc., Gentek Building Products Inc. and Alside, Inc. Alside, Inc. is a wholly owned subsidiary having no assets, liabilities or operations.

      In conjunction with the April 2002 merger transaction, AMI entered into a $165 million credit facility, which included $125 million of term loans due through 2009 that bear interest at the London Interbank Offered Rate (LIBOR) plus 3.50%, payable quarterly, and up to $40 million of available borrowings provided by revolving loans, which expire in 2007. In connection with the acquisition of Gentek, AMI amended its credit facility by adding a term loan facility to borrow $190 million, which was utilized for the Gentek acquisition and repayment of AMI’s existing $76.5 million of term loans outstanding at that time and expanded its revolving facility from $40 million to $70 million, including a new Canadian subfacility of $15 million. The term loans are due in August 2010 with minimum principal amortization of 1% per year with quarterly payments of the unamortized principal in the final year of the loan and bears interest at LIBOR plus 2.75% payable quarterly at the end of each calendar quarter. The revolving credit facility expires in 2007 and bears interest at LIBOR plus 3.00% payable quarterly at the end of each calendar quarter. The credit facility is secured by a pledge of the capital stock of AMI and a perfected lien and security interest in all of the tangible and intangible assets of the Company (see Note 20).

      The term loan under AMI’s amended credit facility was considered to be “substantially different” as defined by FASB Emerging Issues Task Force (“EITF”) 96-19, “Debtor’s Accounting for a Modification or Exchange of Debt Instruments” as a result of the amendment. The Company wrote-off previously capitalized deferred financing fees and certain financing costs paid in conjunction with the amendment to the credit facility totaling $3.9 million, which is included in interest expense.

AMH HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Excluding the $76.5 million repayment of term loans in connection with the Gentek acquisition, the term loan has been permanently reduced by $50.0 million, which resulted in approximately $0.3 million of accelerated amortization of deferred financing costs. At January 3, 2004, the Company had available borrowing capacity of approximately $65.2 million under the revolving portion of AMI’s credit facility. The facility requires the Company to pay a commitment fee of 0.5% per annum on any unused amounts under the revolving portion of the facility. Outstanding letters of credit at January 3, 2004 totaled approximately $4.8 million securing various insurance letters of credit.

      None of the Company’s long-term debt matures within five years; however, on an annual basis the Company is required to make principal payments on the term loan under its credit facility based on a percentage of excess cash flows as defined in the credit facility. The payments under the term loan in 2003 were sufficient such that no additional principal payments were required under the excess cash flow provision.

      The credit facility and the indenture governing the 9 3/4% notes contain restrictive covenants that, among other things, limit the Company’s ability to incur additional indebtedness, make loans or advances to subsidiaries and other entities, invest in capital expenditures, sell its assets or declare dividends. In addition, under the credit facility the Company is required to achieve certain financial ratios relating to leverage, coverage of fixed charges and coverage of interest expense. The Company was in compliance with its covenants as of January 3, 2004.

      In connection with the April 2002 merger transaction, on April 19, 2002 the Company completed a cash tender offer for approximately $74.0 million of the AMI’s 9 1/4% notes. The tender offer premium paid for the 9 1/4% notes was approximately $7.3 million, of which $4.9 million is included as debt extinguishment costs representing the portion of the premium in excess of the fair market value of the 9 1/4% notes. The Company was then obligated to make a change of control offer for the approximate $1.0 million of remaining outstanding 9 1/4% notes at a price of 101% of the principal amount thereof, plus accrued and unpaid interest. The change of control offer was completed on June 21, 2002 with approximately $0.1 million of 9 1/4% notes being tendered. In 2003, the Company redeemed all the remaining approximate $0.9 million of 9 1/4% notes at 104.625% of the principal amount of such notes plus accrued and unpaid interest through the date of redemption.

      The weighted average interest rate for borrowings under the credit facility was 5.9% for the year ended January 3, 2004 and for the 257 days ended December 31, 2002.

      The fair value of the 9 3/4% notes at January 3, 2004 was $180.7 million based upon their quoted market price.

12.     Commitments

      Commitments for future minimum lease payments under noncancelable operating leases, principally for manufacturing and distribution facilities and certain equipment, are as follows (in thousands):

2004	$22,324
2005	17,352
2006	11,844
2007	8,767
2008	5,713
Thereafter	7,682

Total future minimum lease payments	$73,682

AMH HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Lease expense was approximately $21.5 million for the year ended January 3, 2004, $12.4 million for the 257 days ended December 31, 2002, $6.0 million for the 108 days ended April 18, 2002 and $17.9 million in 2001. The Company’s lease agreements typically contain renewal options.

      As of January 3, 2004, approximately 18% of the Company’s employees are covered by collective bargaining agreements. Approximately 4% of the Company’s employee’s are covered by collective bargaining agreements that expire within one year.

13.     Income Taxes

      Income tax expense for the periods presented consists of (in thousands):

	Year Ended		257 Days Ended		108 Days Ended		Year Ended
	January 3, 2004		December 31, 2002		April 18, 2002		December 31, 2001

					Predecessor
	Current	Deferred	Current	Deferred	Current	Deferred	Current	Deferred

Federal	$10,756	$1,325	$6,127	$1,151	$177	$711	$13,835	$948
State	3,520	365	781	587	17	72	909	216
Foreign	1,583	(161)	—	—	—	—	—	—

	$15,859	$1,529	$6,908	$1,738	$194	$783	$14,744	$1,164

      Income before taxes from the Company’s U.S. entities and Canadian subsidiary totaled $37.8 million and $4.1 million, respectively for the year ended January 3, 2004.

      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred income taxes are as follows (in thousands):

	January 3,	December 31,
	2004	2002

Deferred tax assets:
Medical benefits	$2,846	$2,548
Bad debt expense	3,681	2,551
Pension	5,864	2,746
Inventory costs	1,005	583
Warranty costs	6,394	770
Net operating loss carryforward	6,603	—
Accrued expenses and other	5,455	2,684

Total deferred tax assets	31,848	11,882
Deferred tax liabilities:
Depreciation	33,919	22,765
Intangible assets	48,125	43,032
Other	813	1,408

Total deferred tax liabilities	82,857	67,205

Net deferred tax liabilities	$(51,009)	$(55,323)

      At January 3, 2004, the Company had unused federal and state net operating loss carryforwards, the tax benefit of which would be $6.6 million at the current statutory rate. The federal net operating loss

AMH HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

carryforward benefits of $5.6 million begin to expire in 2017, however the Company anticipates utilizing these over the next five years. The state net operating loss carryforward benefits are $1.0 million.

      The reconciliation of the statutory rate to the Company’s effective income tax rate for the periods presented is as follows:

		257 Days	108 Days
	Year Ended	Ended	Ended	Year Ended
	January 3,	December 31,	April 18,	December 31,
	2004	2002	2002	2001

			Predecessor
Statutory rate	35.0%	35.0%	(35.0)%	35.0%
State income tax, net of federal income tax benefit	6.2	2.2	(2.2)	1.8
Non-deductible merger transaction costs	—	—	58.9	—
Foreign rate differential	(.2)	—	—	—
Other	.5	4.3	(1.3)	1.7

Effective rate	41.5%	41.5%	20.4%	38.5%

      As a result of relocating the Company’s corporate office from Texas to Ohio, the Company’s state and local income tax rate increased, raising the Company’s total effective tax rate to 41.5% from 38.5%. In addition, the Predecessor’s tax provision includes an estimate for $7.3 million of merger transaction costs that the Company considers to be non-deductible for income tax purposes. Income tax expense for the 257 days ended December 31, 2002 consists of a $9.0 million provision for continuing operations, net of a $0.4 million benefit from discontinued operations.

14.     Preferred Stock

      The Company has authorized 2,500,000 shares of 8% cumulative redeemable Series A preferred stock with a stated value of $100 per share, of which 1,484,164 shares are issued and outstanding at January 3, 2004. The preferred stock is senior in right of payment to common stock and has liquidation preference equal to its stated value per share plus accrued and unpaid dividends. Holders of preferred stock have no voting rights except as required by law. Dividends on preferred stock are payable when declared by the Company’s board of directors. No dividends were declared on preferred stock for the year ended January 3, 2004 or the 257-day period ended December 31, 2002. Accumulated unpaid dividends as of January 3, 2004 and December 31, 2002 were approximately $21.5 million and $8.6 million, respectively. The Company’s board of directors has the right to redeem all shares of the preferred stock on the first day of any calendar quarter at $100 per share plus accumulated unpaid dividends (See Note 20). The Company’s board of directors represents a controlling interest in the Company’s preferred stock.

15.     Stockholders’ Equity

      The capital stock of the Company consists of class A common stock, par value of $0.01 per share, of which 1,629,951 shares are issued and outstanding and class B non-voting common stock, par value $0.01 per share, of which 19,118 shares are issued and outstanding.

      The Company’s initial contributed capital consists of $16.5 million of cash contributions and non-cash financing of approximately $5.0 million representing the fair value of stock options of the AMI predecessor company held by certain employees that were converted into options of the Company in connection with the April 2002 merger transaction.

AMH HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company reports comprehensive income in its consolidated statement of stockholders’ equity and comprehensive income. Comprehensive income includes net income and all other non-owner changes in equity during the period. Comprehensive income for the year ended January 3, 2004 includes a minimum pension liability adjustment of approximately $0.7 million, net of a related tax benefit of approximately $0.5 million as well as foreign currency translation adjustments of approximately $3.0 million. Comprehensive income for the 257 days ended December 31, 2002 includes a minimum pension liability adjustment of approximately $4.3 million, net of a related tax benefit of approximately $3.1 million. The Company had no non-owner changes impacting equity for the 108 days ended April 18, 2002 or the year ended December 31, 2001. The components of accumulated other comprehensive income are as follows (in thousands):

	January 3,	December 31,
	2004	2002

Minimum pension liability adjustments	$(3,680)	$(4,347)
Foreign currency translation adjustments	3,002	—

Accumulated other comprehensive loss	$(678)	$(4,347)

16.     Stock Plans

      In June 2002, the Company adopted the Associated Materials Holdings Inc. 2002 Stock Option Plan (the “Plan”). The board of directors of the Company administers the Plan and selects eligible executives, directors, employees and consultants of the Company and its affiliates, including AMI, to receive options. The board of directors of Holdings also will determine the number and type of shares of stock covered by options granted under the Plan, the terms under which options may be exercised, the exercise price of the options and other terms and conditions of the options in accordance with the provisions of the Plan. In 2002, the board of directors authorized 467,519 shares of the Company’s common stock and 55,758 shares of the Company’s preferred stock under this Plan. An option holder may pay the exercise price of an option by any legal manner that the board of directors of the Company permits. Option holders generally may not transfer their options except in the event of death. If Holdings undergoes a change in control, as defined in the Plan, all outstanding time-vesting options become immediately fully exercisable, while the performance-based options may become immediately exercisable upon achievement of certain specified criteria. The board of directors of the Company may adjust outstanding options by substituting stock or other securities of any successor or another party to the change in control transaction, or cash out such outstanding options, in any such case, generally based on the consideration received by its stockholders in the transaction. Subject to particular limitations specified in the Plan, the board of directors may amend or terminate the Plan. The Plan will terminate no later than 10 years following its effective date; however, any options outstanding under the option plan will remain outstanding in accordance with their terms.

      Options were granted at fair market value on the grant date and are exercisable under varying terms for up to ten years. The options granted in 2002 include the following:

•	Options to purchase shares of the Company’s common stock at the fair market value on the date of grant, which will vest over time;

•	Options to purchase shares of the Company’s common stock at the fair market value on the date of grant, which will vest 100% on the eighth anniversary from the date of grant provided that the option vesting may be accelerated upon the occurrence of a liquidity event, as defined in the Plan, and the achievement of a specified internal rate of return on the funds invested by Harvest Partners, Inc. and minimum aggregate proceeds for the investment by Harvest Partners (performance-based options) and;

AMH HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	Options to purchase shares of the Company’s common stock and preferred stock as a unit, comprised of one share of preferred stock and a specified fraction of a share of common stock granted in exchange for a portion of the outstanding options to purchase shares of the Predecessor’s common stock, which became fully vested upon completion of the April 2002 merger transaction (“Roll-Over Options”).

      Transactions during the year ended January 3, 2004 and 257 days ended December 31, 2002 under this plan are summarized below:

			Weighted Average
	Shares	Price	Exercise Price

Granted	506,450	$5.85 to $22.65	$11.75
Expired or canceled	(22,500)	$5.85 to $18.00	$14.78

Options outstanding December 31, 2002	483,950	$10.00 to $22.65	$11.61
Granted	10,628	$18.29	$18.29

Options outstanding January 3, 2004	494,578	$10.00 to $22.65	$11.75

      Options to purchase 141,187 shares of the Company’s common stock and 55,758 shares of the Company’s preferred stock were exercisable at January 3, 2004. As the Roll-Over Options are required to be exercised as a unit (as described above), the weighted average exercise price of the Roll-Over Options has been allocated among the options for preferred and common stock.

      The weighted average fair value at date of grant for options granted during 2003 and 2002 using the minimum value method was $4.41 and $3.57 per option, respectively. The fair value of the options was estimated at the date of the grant using the minimum value method with the following assumptions for 2003: dividend yield of 0.0% for options for common shares, a weighted-average risk free interest rate of 3.45% and an expected life of the option of 8 years. Assumptions for options granted in 2002 were: dividend yield of 0.0% for options for common shares and 8.00% for options for preferred shares, a weighted-average risk free interest rate of 5.02% and an expected life of the option of 8 years. Stock based compensation would have reduced net income by approximately $0.1 million and $0.2 million for the year ended January 3, 2004 and the 257 days ended December 31, 2002, respectively if the fair values of the options granted had been recognized as compensation expense on a straight-line basis over the vesting period of the grants.

17.     Business Segments

      Subsequent to the April 2002 merger transaction and sale of AmerCable, the Company is in the single business of manufacturing and distributing exterior residential building products. The Company operates principally in the United States and Canada. Revenue from external customers in foreign countries was approximately $51 million in 2003 and was primarily derived from customers in Canada. The Company’s remaining 2003 revenue totaling $729 million was derived from U.S. customers. At January 3, 2004, long-lived assets totaled approximately $36 million in Canada and $461 million in the U.S. Neither aggregate export sales nor sales to a single customer have accounted for 10% or more of consolidated net sales in any of the years presented.

     Predecessor

      Prior to the April 2002 merger transaction and sale of AmerCable, the Company had two reportable segments: building products and electrical cable products. The principal business activities of the building products segment are the manufacture of vinyl windows, vinyl siding, aluminum trim coil, aluminum and steel siding and accessories, and vinyl fencing, decking and railing and the wholesale distribution of these

AMH HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and other complementary building products principally to professional home remodeling and new construction contractors. The principal business activity of the electrical cable segment was the manufacture and sale of jacketed electrical cable.

      The Company had evaluated performance and allocated resources based on operating profit, which is comprised of net sales less operating costs and expenses.

      Comparative financial data by reportable segment for the 108 days ended April 18, 2002 and the year ended December 31, 2001 are as follows (in thousands):

	108 Days
	Ended	Year Ended
	April 18,	December 31,
	2002	2001

Net sales:
Building products	$161,959	$524,528
Electrical cable products	18,271	71,291

	$180,230	$595,819

Operating profits (losses):
Building products	$7,328	$48,889
Electrical cable products	585	6,653
Corporate expense	(1,306)	(5,034)

	$6,607	$50,508

Identifiable assets:
Building products		$189,142
Electrical cable products		34,054
Corporate		35,464

		$258,660

Depreciation and amortization:
Building products	$3,253	$8,901
Electrical cable products	635	1,708
Corporate	81	310

	$3,969	$10,919

Additions to property, plant and equipment:
Building products	$2,036	$11,652
Electrical cable products	1,781	3,359
Corporate	—	11

	$3,817	$15,022

      Identifiable assets by segment are those used in the Company’s operations in each segment. Corporate assets are principally the Company’s cash and cash equivalents and short-term investments.

AMH HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

18.     Retirement Plans

      The Company’s Alside division sponsors a defined benefit pension plan which covers hourly workers at its plant in West Salem, Ohio and a defined benefit retirement plan covering salaried employees, which was frozen in 1998 and subsequently replaced with a defined contribution plan. The Company’s Gentek subsidiary sponsors a defined benefit pension plan for the hourly union employees at its Woodbridge, New Jersey plant (together with the Alside sponsored defined benefit plans, the “Domestic Plans”) as well as several plans for Canadian non-union hourly and salary employees (the “Foreign Plans”). Accrued pension liabilities are included in other liabilities in the accompanying balance sheets. Gentek plan information is presented subsequent to the date of the acquisition. The actuarial valuation measurement date for the defined benefit pension plans is December 31. Information regarding the Company’s defined benefit plans is as follows (in thousands):

	2003		2002

	Domestic	Foreign	Domestic
	Plans	Plans	Plans

Accumulated benefit obligation	$41,159	$23,766	$31,138
Change in projected benefit obligation
Projected benefit obligation at beginning of year	$31,138	$—	$28,858
Gentek acquisition	6,959	24,935	—
Service cost	262	427	233
Interest cost	2,201	558	2,011
Actuarial loss	2,273	—	1,508
Employee contributions	—	74	—
Benefits paid	(1,674)	(110)	(1,472)
Effect of foreign exchange	—	1,902	—

Projected benefit obligation at end of year	$41,159	$27,786	$31,138

AMH HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2002		2003

	Domestic	Foreign	Plans
	Plans	Plans	Domestic

Change in plan assets
Fair value of assets at beginning of year	$24,521	$—	$29,739
Gentek acquisition	4,749	17,729	—
Actual return on plan assets	5,552	1,177	(3,878)
Employer contributions	—	1,104	132
Employee contributions	—	74	—
Benefits paid	(1,674)	(110)	(1,472)
Effect of foreign exchange	—	1,384	—

Fair value of assets at end of year	33,148	21,358	24,521
Funded status	(8,011)	(6,428)	(6,617)
Unrecognized cumulative net loss (gain)	5,989	(678)	7,396

Net amount recognized in consolidated balance sheets	$(2,022)	$(7,106)	$779

Amounts recognized in the consolidated balance sheets consist of:
Accrued benefit cost	$(8,233)	$(7,106)	$(6,617)
Cumulative other comprehensive loss	6,211	—	7,396

	$(2,022)	$(7,106)	$779

	December 31,		December 31,
	2003		2002

	Domestic	Foreign	Domestic
	Plans	Plans	Plans

Weighted average assumptions used to determine benefit obligations at December 31
Discount rate	6.25%	6.25%	6.75%
Salary increases	—	3.50%	—

      In 2003 and 2002, the Company recognized in the statement of comprehensive income a reduction of the minimum pension liability of approximately $1.2 million ($0.7 million net of tax) and an additional minimum pension liability of $7.4 million ($4.3 million net of tax), respectively. The additional liability is included in other liabilities in the balance sheet as of January 3, 2004 and December 31, 2002.

      Plan assets by category for the Domestic Plans as of December 31, 2003 and 2002 are as follows:

	2003	2002

Asset allocations
Equity securities	69%	66%
Debt securities	31%	28%
Other	—	6%

Total	100%	100%

      Plan asset investment policies are based on target allocations. The target allocations for the domestic plans are 60% to 65% equities and 35% to 40% debt securities. The portfolio is periodically rebalanced when significant differences occur from target.

AMH HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The net periodic pension cost for the years ended January 3, 2004 and December 31, 2002, which includes net periodic pension costs for Gentek subsequent to the date of acquisition, and the related weighted average assumptions used to determine such amounts are as follows (in thousands):

	2003		2002	2001

	Domestic	Foreign	Domestic	Domestic
	Plans	Plans	Plans	Plans

Net periodic pension (benefit) cost
Service cost	$262	$427	$233	$246
Interest cost	2,201	558	2,011	1,964
Expected return on assets	(2,268)	(513)	(2,560)	(2,947)
Amortization of unrecognized:
Transition obligation	—	—	2	7
Prior service costs	—	—	3	6
Cumulative net loss (gain)	397	—	—	(222)

Net periodic pension (benefit) cost	$592	$472	$(311)	$(946)

Weighted average assumptions used to determine net period benefit cost for years ended December 31
Discount rate	6.70%	6.25%	7.25%	7.50%
Long-term rate of return on assets	8.98%	8.00%	9.0%	9.0%
Salary increases	N/A	3.50%	N/A	N/A

      In determining the expected long-term rate of return on assets, the Company considers the historical market and portfolio rates of return, asset allocations and expectations on future rates of return.

      The Company expects to make $0.4 million of contributions to the Domestic Plans in 2004.

      The Company sponsors defined contribution plans, which are qualified as tax-exempt plans under the Internal Revenue Code. The plans cover all full-time, non-union employees with matching contributions up to 6% of eligible compensation in the United States and up to 4% in Canada, depending on length of service and levels of contributions. The Company’s pre-tax contributions to this plan were approximately $2.5 million for the year ended January 3, 2004, $1.8 million for the 257 days ended December 31, 2002, $1.0 million for the 108 days ended April 18, 2002 and $2.1 million for the year ended December 31, 2001.

19.     Contingencies

      In the ordinary course of business, the Company is involved in various legal proceedings. The Company is of the opinion that the ultimate resolution of these matters will not have a material adverse effect on the results of operations or the financial position of the Company.

20.     Subsequent Event

      On February 19, 2004 AMH Holdings, Inc. (“AMH”) was incorporated. AMH has no material assets or operations other than its 100% ownership of Holdings, the Company’s parent company. Stockholders and option holders of Holdings became stockholders and option holders of AMH on March 4, 2004 and are no longer stockholders and option holders of Holdings. On March 4, 2004, AMH completed an offering of $446 million aggregate principal at maturity of 11 1/4% senior discount notes. The total gross proceeds were approximately $258.3 million. In connection with the note offering, all of the Roll-Over Options (see Note 16) were exercised and the proceeds from the note offering were used to redeem all of AMH’s preferred stock including accrued and unpaid dividends, pay a dividend to AMH’s common stockholders and pay a management bonus. Interest accrues at a rate of 11 1/4% on the notes in the form of an increase in the accreted value of the notes prior to March 1, 2009. Thereafter, cash interest of 11 1/4% on the notes accrues and is payable semi-annually in arrears on March 1 and September 1 of

AMH HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

each year, commencing on September 1, 2009. The notes mature on March 1, 2014. The notes are structurally subordinated to all existing and future debt and other liabilities of AMH’s existing and future subsidiaries, including AMI, and Holdings. In addition on March 18, 2004, AMI amended its credit facility. The amendment to this credit facility provides, among other things, for the guaranty by AMH of the obligations of AMI and Gentek Building Products Limited under AMI’s credit facility and the pledge of the stock of Holdings to secure and guaranty AMI’s credit facility.

AMH HOLDINGS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

	July 3,	January 3,
	2004	2004

	(Unaudited)

	(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	$2,689	$4,282
Accounts receivable, net	152,471	106,975
Inventory	122,327	97,907
Income taxes receivable	2,814	—
Deferred income taxes	7,019	7,019
Other current assets	6,823	5,564

Total current assets	294,143	221,747
Property, plant and equipment, net	142,726	140,846
Goodwill	230,411	230,283
Other intangible assets, net	114,497	116,136
Other assets	18,858	9,621

Total assets	$800,635	$718,633

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$81,633	$49,881
Accrued liabilities	47,545	53,234
Income taxes payable	—	4,934

Total current liabilities	129,178	108,049
Deferred income taxes	57,837	58,028
Other liabilities	40,021	41,587
Long-term debt	599,028	305,000
Series A cumulative redeemable preferred stock	—	169,914
Stockholders’ equity (deficit)	(25,429)	36,055

Total liabilities and stockholders’ equity	$800,635	$718,633

AMH HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Quarter	Quarter	Six Months	Six Months
	Ended	Ended	Ended	Ended
	July 3,	June 28,	July 3,	June 28,
	2004	2003	2004	2003

	(Unaudited)
	(In thousands)
Net sales	$301,602	$180,363	$505,923	$291,307
Cost of sales	218,277	123,563	372,243	206,339

Gross profit	83,325	56,800	133,680	84,968
Selling, general and administrative expense	48,040	33,704	107,932	65,014

Income from operations	35,285	23,096	25,748	19,954
Interest expense	13,770	5,483	22,206	10,921
Foreign currency loss	609	—	615	—

Income before taxes	20,906	17,613	2,927	9,033
Income taxes	9,162	7,309	1,886	3,749

Net income	$11,744	$10,304	$1,041	$5,284

AMH HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months	Six Months
	Ended	Ended
	July 3,	June 28,
	2004	2003

	(Unaudited)
	(In thousands)
Operating Activities
Net income	$1,041	$5,284
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	10,243	5,512
Amortization of debt discount and deferred financing costs	10,671	689
Tax benefit of stock option exercise	2,586	—
Changes in operating assets and liabilities:
Accounts receivable, net	(45,693)	(19,218)
Inventories	(25,060)	(10,410)
Income taxes	(7,709)	3,641
Accounts payable and accrued liabilities	26,874	10,514
Other	(2,721)	(269)

Net cash used in operating activities	(29,768)	(4,257)
Investing Activities
Additions to property, plant and equipment	(12,196)	(5,841)

Net cash used in investing activities	(12,196)	(5,841)
Financing Activities
Proceeds from issuance of 11 1/4% senior discount notes	258,265	—
Net increase in revolving line of credit	26,159	—
Options exercised	1,760	—
Redemption of preferred stock	(177,844)	—
Common stock dividend	(57,684)	—
Financing costs	(10,327)	—
Redemption of 9 1/4% senior subordinated notes	—	(908)

Net cash provided by (used in) financing activities	40,329	(908)

Net decrease in cash	(1,635)	(11,006)
Effect of exchange rate changes on cash	42	—

Cash at beginning of period	4,282	13,022

Cash at end of period	$2,689	$2,016

Supplemental information:
Cash paid for interest	$11,442	$9,240

Cash paid for income taxes	$7,005	$108

AMH HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Quarter and Six Months Ended July 3, 2004
(Unaudited)

Note 1 — Basis of Presentation

      On February 19, 2004, AMH Holdings, Inc. (“AMH”) was incorporated. AMH has no material assets or operations other than its 100% ownership of Associated Materials Holdings, Inc. (“Holdings”), which in turn has no material assets or operations other than its 100% ownership of Associated Materials Incorporated (“AMI”), collectively referred to as the “Company”. AMH derives all of its revenues and cash flow from its subsidiaries, which have no obligation to pay amounts outstanding under AMH’s senior discount notes. As discussed in Note 6, AMI has outstanding secured indebtedness under a senior credit facility and unsecured indebtedness under subordinated notes. The credit facility precludes dividends from being paid to AMH and the subordinated notes otherwise limit such payments based on a calculation that is primarily driven by AMI’s accumulated net income subsequent to the merger transaction with an affiliate of Harvest Partners, which is referred to as the April 2002 merger transaction. On March 4, 2004 stockholders and option holders of Holdings became stockholders and option holders of AMH pursuant to the terms of a restructuring agreement (see Note 2).

      The Company is a leading, vertically integrated manufacturer and North American distributor of exterior residential building products. The Company’s core products are vinyl windows, vinyl siding, aluminum trim coil, aluminum and steel siding and accessories, and vinyl fencing, decking and railing. Because most of the Company’s building products are intended for exterior use, the Company’s sales and operating profits tend to be lower during periods of inclement weather. Weather conditions in the first quarter of each year historically result in that quarter producing significantly less sales revenue and profits than in any other period of the year. Therefore, the results of operations for any interim period are not necessarily indicative of the results of operations for a full year.

      The unaudited consolidated financial statements include the accounts of the Company and its direct and indirect wholly owned subsidiaries. All significant intercompany transactions and balances are eliminated in consolidation.

      The unaudited financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States for interim financial reporting. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. These financial statements should be read in conjunction with AMI’s financial statements and notes thereto included in its annual report on Form 10-K for the year ended January 3, 2004 and in its quarterly report on Form 10-Q for the quarter ended July 3, 2004. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation of the interim financial information have been included.

Note 2 — Restructuring Agreement and Issuance of Senior Discount Notes

      On March 4, 2004, AMH, Holdings and the stockholders entered into a restructuring agreement pursuant to which all of the stockholders of Holdings contributed their capital stock in Holdings to AMH in exchange for equivalent capital stock in AMH. Subsequently, AMH contributed all of the capital stock of Holdings in exchange for 1,000 shares of class A common stock of Holdings. Following this exchange, all of the former stockholders of Holdings became the stockholders of AMH, and AMH became the sole stockholder of Holdings. Holdings continued to be the sole stockholder of AMI.

      In addition, on March 4, 2004, AMH completed an offering of $446 million aggregate principal at maturity of 11 1/4% senior discount notes. The total gross proceeds were approximately $258.3 million. In connection with the note offering, certain options to acquire preferred and common shares were exercised

AMH HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Quarter and Six Months Ended July 3, 2004 — (Continued)

and the proceeds from the note offering were used to redeem all of AMH’s preferred stock including accrued and unpaid dividends, pay a dividend to AMH’s common stockholders and pay a bonus to certain members of AMI’s senior management. The management bonus is included in the Company’s selling, general and administrative expense for the six months ended July 3, 2004.

Note 3 — Pro Forma Information

      On August 29, 2003, the Company acquired all of the issued and outstanding shares of the capital stock of Gentek Holdings, Inc., the parent Company of Gentek Building Products, Inc. and Gentek Building Products Limited, collectively referred to as “Gentek”. Gentek manufactures and distributes vinyl windows, vinyl siding, aluminum trim coil, and aluminum and steel siding and accessories under the Revere® and Gentek® brand names. Gentek markets its products to professional contractors on a wholesale basis through company-owned distribution centers in the mid-Atlantic region of the United States and throughout Canada, as well as to independent distributors in the United States. The acquisition was completed to expand the Company’s presence in the independent distributor market channel, to capitalize on synergy opportunities related to the vertical integration of the metals products manufactured by Gentek and sold in the Company’s Alside supply centers, and to benefit from raw material savings resulting from increased purchasing leverage. The Company intends to maintain distinct separation of the Revere® and Gentek® brands from the Company’s Alside® brand by continuing to offer differentiated product sales and marketing support. The acquisition was accounted for using the purchase method of accounting. The purchase price allocation is preliminary, based on facts currently known to the Company and is subject to adjustment as the final valuation for the fair value of the warranty liability related to certain steel siding has not been completed. As a result, the actual allocation is subject to completion and therefore may differ.

      The following pro forma information for the quarter and six months ended June 28, 2003 was prepared as if the acquisition of Gentek Holdings occurred as of the beginning of each period. On a pro forma basis, the Company would have had (in thousands):

	Quarter	Six Months
	Ended	Ended
	June 28,	June 28,
	2003	2003

Net sales	$257,615	$423,241
Net income	$10,158	$3,484

      The pro forma information is not necessarily indicative of the results that would have occurred had the acquisition of Gentek occurred at the beginning of each period presented, nor is it necessarily indicative of future results. The pro forma results of operations include $1.4 million of expenses related to an inventory fair value adjustment recorded at the time of the Gentek acquisition.

AMH HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Quarter and Six Months Ended July 3, 2004 — (Continued)

Note 4 — Inventories

      Inventories are valued at the lower of cost (first in, first out) or market. Inventories consisted of the following (in thousands):

	July 3,	January 3,
	2004	2004

Raw materials	$27,805	$24,586
Work-in-process	8,255	6,307
Finished goods and purchased stock	86,267	67,014

	$122,327	$97,907

Note 5 — Goodwill and Other Intangible Assets

      Goodwill represents the purchase price in excess of the fair value of the tangible and intangible net assets acquired and consists of $230.4 million including $197.5 million from the purchase price for the April 2002 merger transaction, and $32.9 million from the acquisition of Gentek. None of the Company’s goodwill is deductible for income tax purposes. The Company’s other intangible assets consist of the following (in thousands):

		July 3, 2004			January 3, 2004
	Average
	Amortization			Net			Net
	Period		Accumulated	Carrying		Accumulated	Carrying
	(in Years)	Cost	Amortization	Value	Cost	Amortization	Value

Trademarks and trade names	15	$109,280	$3,778	$105,502	$109,280	$2,844	$106,436
Patents	10	6,550	1,437	5,113	6,550	1,110	5,440
Customer base	7	4,503	621	3,882	4,628	368	4,260

Total other intangible assets		$120,333	$5,836	$114,497	$120,458	$4,322	$116,136

      The Company has determined that trademarks and trade names totaling $81.1 million consisting primarily of the Alside®, Revere®and Gentek® trade names have indefinite useful lives. Amortization expense related to other intangible assets was approximately $0.8 million and $0.6 million for the quarters ended July 3, 2004 and June 28, 2003, respectively and $1.6 million and $1.1 million for the six months ended July 3, 2004 and June 28, 2003, respectively.

Note 6 — Long-Term Debt

      Long-term debt consists of the following (in thousands):

	July 3,	January 3,
	2004	2004

11 1/4% senior discount notes	$267,869	$—
AMI’s 9 3/4% senior subordinated notes	165,000	165,000
Term loan under AMI’s credit facility	140,000	140,000
Revolving loans under AMI’s credit facility	26,159	—

	$599,028	$305,000

AMH HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Quarter and Six Months Ended July 3, 2004 — (Continued)

      AMH’s $446 million aggregate principal at maturity 11 1/4% senior discount notes are due in 2014. Interest accrues at a rate of 11 1/4% on the notes in the form of an increase in the accreted value of the notes prior to March 1, 2009. Thereafter, cash interest of 11 1/4% on the notes accrues and is payable semi-annually in arrears on March 1 and September 1 of each year, commencing on September 1, 2009. The notes are structurally subordinated to all existing and future debt and other liabilities of AMH’s existing and future subsidiaries, including AMI and Holdings. The indenture governing the 11 1/4% senior discount notes contain restrictive covenants that, among other things, limit AMH’s ability, and the ability of its subsidiaries, to incur additional indebtedness, make certain restricted payments, pay dividends or make other distributions or repurchase or redeem AMH’s stock, make investments, sell assets, incur liens (except with respect to its subsidiaries), issue capital stock of restricted subsidiaries, enter into agreements restricting its subsidiaries’ ability to pay dividends, enter into sale/leaseback transactions, enter into transactions with affiliates, and consolidate, merge or sell all or substantially all of its assets.

      AMI’s $165 million of 9 3/4% senior subordinated notes are due in 2012 and pay interest semi-annually in April and October. In connection with the acquisition of Gentek, AMI amended its existing credit facility by adding a term loan facility to borrow $190 million, which was utilized for the Gentek acquisition and repayment of AMI’s existing $76.5 million of term loans, and expanded its revolving facility from $40 million to $70 million, including a new Canadian subfacility of $15 million. The term loans are due in August 2010 with minimum principal amortization of 1% per year with quarterly payments of the unamortized principal in the final year of the loan and bears interest at the London Interbank Offered Rate (“LIBOR”) plus 2.75% payable quarterly at the end of each calendar quarter. The revolving credit facility expires in 2007 and bears interest at LIBOR plus up to 3.00% payable quarterly at the end of each calendar quarter. In connection with the offering of AMH’s 11 1/4% senior discount notes, as described above, on March 18, 2004, AMI amended its credit facility. The amendment to this credit facility provides, among other things, for the guaranty by AMH of the obligations of AMI and Gentek Building Products Limited under AMI’s credit facility and the pledge of the stock of Holdings to secure and guaranty AMI’s credit facility.

      The credit facility and the indenture governing the 9 3/4% notes contain restrictive covenants that, among other things, limit AMI’s ability to incur additional indebtedness, make loans or advances to subsidiaries and other entities, invest in capital expenditures, sell its assets or declare dividends. In addition, under the credit facility AMI is required to achieve certain financial ratios relating to leverage, coverage of fixed charges and coverage of interest expense. AMI was in compliance with its covenants as of July 3, 2004. On an annual basis, AMI is required to make principal payments on the term loan under its credit facility based on a percentage of excess cash flows as defined in the credit facility. The payments on the term loan in 2003 were sufficient such that no additional principal payments were required in 2004 under the excess cash flow provision. The Company records as a current liability those principal payments that are estimated to be due within twelve months under the excess cash flow provision of the credit facility when the likelihood of those payments becomes probable.

Note 7 — Stock Plans

      The Company measures stock-based compensation using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25 — “Accounting for Stock Issued to Employees.” The Company follows the disclosure provisions required under Financial Accounting Standard Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 123 — “Accounting for Stock Based Compensation.” Pro forma information regarding net income is required by SFAS No. 123, and has been determined as if the Company had accounted for its stock options under the fair value method of that statement using a minimum value approach for companies with private equity. FASB SFAS No. 148 — “Accounting for Stock-Based Compensation” requires this information to be disclosed

AMH HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Quarter and Six Months Ended July 3, 2004 — (Continued)

on a quarterly basis. The pro forma effect on net income for the quarters and six months ended July 3, 2004 and June 28, 2003 would have been (in thousands):

	Quarter	Quarter	Six Months	Six Months
	Ended	Ended	Ended	Ended
	July 3,	June 28,	July 3,	June 28,
	2004	2003	2004	2003

Net income as reported	$11,744	$10,304	$1,041	$5,284
Pro forma stock based employee compensation cost, net of tax	(53)	(33)	(81)	(65)

Pro forma net income	$11,691	$10,271	$960	$5,219

Note 8 — Income Taxes

      The Company has recorded income taxes at its estimated full fiscal year effective tax rate of approximately 41.5% on the income before taxes for the quarters and six months ended July 3, 2004 and June 28, 2003. The Company’s effective tax rate for the quarter and six months ended July 3, 2004 reflects an adjustment for a portion of the interest accretion on AMH’s 11 1/4% senior discount notes, that is not deductible for income tax purposes.

Note 9 — Comprehensive Income

      Comprehensive income (loss) differs from net income due to foreign currency translation adjustments as follows (in thousands):

	Quarter	Quarter	Six Months	Six Months
	Ended	Ended	Ended	Ended
	July 3,	June 28,	July 3,	June 28,
	2004	2003	2004	2003

Net income as reported	$11,744	$10,304	$1,041	$5,284
Foreign currency translation adjustments	(272)	—	(1,133)	—

Comprehensive income (loss)	$11,472	$10,304	$(92)	$5,284

Note 10 — Retirement Plans

      The Company’s Alside division sponsors a defined benefit pension plan which covers hourly workers at its plant in West Salem, Ohio and a defined benefit retirement plan covering salaried employees, which was frozen in 1998 and subsequently replaced with a defined contribution plan. The Company’s Gentek subsidiary sponsors a defined benefit pension plan for the hourly union employees at its Woodbridge, New Jersey plant (together with the Alside sponsored defined benefit plans, the “Domestic Plans”). Accrued pension liabilities are included in other liabilities in the accompanying balance sheets. Gentek plan information is presented subsequent to the date of its acquisition on August 29, 2003. The actuarial

AMH HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Quarter and Six Months Ended July 3, 2004 — (Continued)

valuation measurement date for the defined benefit pension plans is December 31. Components of the Domestic Plan costs are as follows (in thousands):

	Quarter	Quarter	Six Months	Six Months
	Ended	Ended	Ended	Ended
	July 3,	June 28,	July 3,	June 28,
	2004	2003	2004	2003

Net periodic pension cost
Service cost	$104	$53	$208	$106
Interest cost	628	515	1,256	1,030
Expected return on assets	(704)	(549)	(1,408)	(1,083)
Amortization of unrecognized:
Cumulative net loss	70	107	140	214

Net periodic pension cost	$98	$126	$196	$267

      The Company expects to make $0.3 million of contributions to the Domestic Plans in 2004.

REPORT OF INDEPENDENT ACCOUNTANTS

Board of Directors and Stockholders of

Gentek Holdings, Inc. and Subsidiaries:

      In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income (loss), of stockholders’ equity and of cash flows present fairly, in all material respects, the financial position of Gentek Holdings, Inc. and its subsidiaries at December 31, 2002 and 2001 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PRICEWATERHOUSECOOPERS LLP

February 14, 2003

Cleveland, Ohio

GENTEK HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2003	2002	2001

	(Unaudited)

	(In thousands of dollars)
ASSETS
Current assets:
Cash	$2,794	$4,100	$1,705
Accounts receivable, net of allowance for doubtful accounts of $1,782 for 2003 (unaudited), $1,664 for 2002 and $1,781 for 2001	44,620	26,689	26,371
Inventories	44,855	34,745	29,598
Other current assets	1,192	600	1,190

Total current assets	93,461	66,134	58,864
Property, plant and equipment, net	29,710	26,413	27,942
Other non-current assets:
Deferred charges and other intangible assets, net	2,553	2,523	2,660
Other assets	2,606	2,167	1,519

Total other non-current assets	5,159	4,690	4,179

Total assets	$128,330	$97,237	$90,985

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Book overdrafts	$2,770	$3,744	$2,273
Current portion of revolving credit agreements	27,993	6,307	4,798
Current portion of notes payable	1,068	915	904
Current portion of accrued warranty	2,313	2,103	2,164
Current portion of other liabilities	1,395	679	648
Accounts payable, trade	23,949	20,322	17,485
Accrued payroll and related taxes	5,671	4,982	5,358
Accrued expenses and other liabilities	4,728	5,350	5,860

Total current liabilities	69,887	44,402	39,490
Long-term liabilities, net of current portions:
Revolving credit agreements	8,287	9,147	15,930
Notes payable	5,113	4,843	5,869
Accrued warranty	10,629	8,858	8,856
Pension plans	3,521	4,033	2,204
Other liabilities	2,534	2,093	2,246

Total long-term liabilities, net of current portions	30,084	28,974	35,105

Total liabilities	99,971	73,376	74,595

Commitments and contingencies (Note 11)
Stockholders’ equity:
Common stock:
Class A voting, convertible, par value $0.01 per share, 2,000,000 shares authorized, 983,721 shares outstanding	10	10	10
Class B non-voting, par value $0.01 per share, 2,000,000 shares authorized -0-shares outstanding	—	—	—
Class C voting, convertible, par value $0.01 per share, 1,000,000 shares authorized, 400,000 shares outstanding	4	4	4
Class D non-voting, par value $0.01 per share, 1,000,000 shares authorized, -0-shares outstanding	—	—	—
Additional paid-in capital	29,500	29,500	29,500
Accumulated deficit	(1,363)	(1,049)	(10,219)
Accumulated other comprehensive income (loss)	208	(4,604)	(2,905)

Total stockholders’ equity	28,359	23,861	16,390

Total liabilities and stockholders’ equity	$128,330	$97,237	$90,985

The accompanying notes are an integral part of these consolidated financial statements.

GENTEK HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	Six Months Ended June 30,		Years Ended December 31,

	2003	2002	2002	2001	2000

	(Unaudited)	(Unaudited)

	(In thousands of dollars)
Net sales	$132,911	$119,456	$260,060	$266,299	$263,144
Cost of sales	116,093	99,690	218,769	230,861	231,133

Gross profit	16,818	19,766	41,291	35,438	32,011
Selling, general and administrative expenses	14,723	13,634	26,363	28,629	26,674

Income from operations	2,095	6,132	14,928	6,809	5,337
Other expenses (income), net:
Interest expense	914	888	1,835	4,022	5,243
Amortization of financing fees	22	87	99	180	307
Foreign currency loss (gain)	(239)	331	419	(112)	380
Gain on extinguishment of debt	—	—	—	(6,985)	—
Other, net	141	98	715	(27)	(103)

Total other expenses (income), net	838	1,404	3,068	(2,922)	5,827

Income (loss) before provision for income taxes	1,257	4,728	11,860	9,731	(490)
Provision for income taxes:
Current	1,427	1,506	3,065	2,060	1,117
Deferred	144	(184)	(375)	(410)	886

Total provision for income taxes	1,571	1,322	2,690	1,650	2,003

Net income (loss)	(314)	3,406	9,170	8,081	(2,493)
Other comprehensive income (loss):
Foreign currency translation adjustment	4,812	1,167	196	(1,369)	(731)
Minimum pension liability adjustment	—	—	(1,895)	(190)	(413)

Comprehensive income (loss)	$4,498	$4,573	$7,471	$6,522	$(3,637)

      Income tax (expense) benefit related to the minimum pension liability adjustment component of other comprehensive income (loss) was $(17) in 2002, $202 in 2001 and $294 in 2000.

The accompanying notes are an integral part of these consolidated financial statements.

GENTEK HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

					Accumulated Other
					Comprehensive Income
					(Loss)

	Common Stock		Additional		Foreign	Minimum
			Paid-in	Accumulated	Currency	Pension
	Class A	Class B	Capital	Deficit	Translation	Liability	Total

	(In thousands of dollars)
Balances at December 31, 1999	$10	$4	$29,500	$(15,807)	$305	$(507)	$13,505
Net loss	—	—	—	(2,493)	—	—	(2,493)
Foreign currency translation adjustment	—	—	—	—	(731)	—	(731)
Minimum pension liability adjustment	—	—	—	—	—	(413)	(413)

Balances at December 31, 2000	10	4	29,500	(18,300)	(426)	(920)	9,868
Net income	—	—	—	8,081	—	—	8,081
Foreign currency translation adjustment	—	—	—	—	(1,369)	—	(1,369)
Minimum pension liability adjustment	—	—	—	—	—	(190)	(190)

Balances at December 31, 2001	10	4	29,500	(10,219)	(1,795)	(1,110)	16,390
Net income	—	—	—	9,170	—	—	9,170
Foreign currency translation adjustment	—	—	—	—	196	—	196
Minimum pension liability adjustment	—	—	—	—	—	(1,895)	(1,895)

Balances at December 31, 2002	10	4	29,500	(1,049)	(1,599)	(3,005)	23,861
Net loss (unaudited)	—	—	—	(314)	—	—	(314)
Foreign currency translation adjustment (unaudited)	—	—	—	—	4,812	—	4,812

Balances at June 30, 2003 (unaudited)	$10	$4	$29,500	$(1,363)	$3,213	$(3,005)	$28,359

The accompanying notes are an integral part of these consolidated financial statements.

GENTEK HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended June 30,		Years Ended December 31,

	2003	2002	2002	2001	2000

	(Unaudited)	(Unaudited)

	(In thousands of dollars)
Cash Flows from Operating Activities:
Net income (loss)	$(314)	$3,406	$9,170	$8,081	$(2,493)

Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	2,665	2,379	4,843	4,819	4,480
Amortization	108	169	260	2,150	803
Loss on disposal of property	—	—	528	—	—
Gain on extinguishment of debt	—	—	—	(6,985)	—
Non-cash other post employment benefits	(440)	(302)	(765)	(681)	(1,085)
Deferred income taxes	144	(184)	(375)	(410)	886
Changes in assets and liabilities:
Accounts receivable	(15,632)	(11,176)	(205)	(4,254)	3,991
Inventories	(6,540)	(8,154)	(4,878)	1,705	(11)
Other current assets	(537)	108	595	(704)	998
Accounts payable	1,615	1,482	2,709	3,650	(1,529)
Accrued payroll and related taxes	322	(342)	(399)	2,107	(1,326)
Accrued warranty	1,570	(357)	(84)	3,812	708
Pension plans	(233)	(186)	1,863	(293)	438
Other assets and liabilities, net	(594)	(1,136)	(1,857)	(3,269)	820
Accrued expenses and other liabilities	1,025	2,931	(151)	706	(1,063)

Total adjustments	(16,527)	(14,768)	2,084	2,353	8,110

Cash provided by (used in) operating activities	(16,841)	(11,362)	11,254	10,434	5,617

Cash Flows from Investing Activities:
Purchases of property, plant and equipment	(2,839)	(1,644)	(3,606)	(2,035)	(3,709)

Cash used in investing activities	(2,839)	(1,644)	(3,606)	(2,035)	(3,709)

Cash Flows from Financing Activities:
Book overdrafts	(974)	3,978	1,471	2,273	—
Lines of credit borrowings	142,546	146,299	293,187	331,578	295,157
Lines of credit payments	(122,729)	(134,959)	(298,672)	(331,551)	(295,337)
Repayment of notes payable	(500)	(611)	(1,101)	(10,191)	(1,282)
Payments of financing fees	(1)	(20)	(113)	(710)	(94)

Cash provided by (used in) financing activities	18,342	14,687	(5,228)	(8,601)	(1,556)

Effect of exchange rate changes on cash	32	(92)	(25)	5	(62)

Increase (decrease) in cash	(1,306)	1,589	2,395	(197)	290
Cash, beginning of period	4,100	1,705	1,705	1,902	1,612

Cash, end of period	$2,794	$3,294	$4,100	$1,705	$1,902

The accompanying notes are an integral part of these consolidated financial statements.

GENTEK HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

(In thousands of dollars)

1.	Organization and Summary of Significant Accounting Policies

      The significant accounts policies used in preparation of the consolidated financial statements are as follows:

Business and Organization

      Gentek Holdings, Inc. (“Holdings”) was incorporated on July 8, 1997. Holdings has a wholly-owned subsidiary, Gentek Building Products, Inc. (“GBPI”), which has a wholly-owned subsidiary Gentek Building Products Limited (“GBPL”). Holdings, GBPI and GBPL are the successors to their respective predecessor companies (after a restructuring as a result of a stock purchase agreement in July 1997 with Amerimax Fabricated Products, Inc. — “Amerimax”) which acquired in June 1994 certain assets and assumed certain liabilities of the Building Products Divisions of Alcan Aluminum Corporation and Alcan Aluminium Limited (“Alcan”).

      GBPI and GBPL design, manufacture and distribute a broad variety of aluminum, vinyl and steel siding, soffit and trim; vinyl windows; and coated aluminum and steel coil. Two manufacturing facilities and thirteen distribution centers are located in the United States and three manufacturing facilities and twenty distribution centers are located in Canada. Manufactured products fall into two basic categories of (1) vinyl, aluminum and steel siding and related products for residential and light commercial applications and (2) vinyl windows. GBPI and GBPL also coat aluminum and steel coil for use by third parties. GBPI and GBPL distribution centers sell both its manufactured and vendor purchased resale products. Because most products are intended for exterior use, sales tend to be lower during periods of inclement weather, especially in northern markets which usually results in significantly less net sales in the first and fourth quarters than any other periods of the year.

Recently Issued Accounting Standards

      The Financial Accounting Standards Board (“FASB”) has issued Statement of Financial Accounting Standards (“SFAS”) No. 143, “Accounting for Asset Retirement Obligations”. SFAS No. 143 requires companies to record the fair value of a liability for an asset retirement obligation in the period in which it was incurred. The amount recorded as a liability will be capitalized by increasing the carrying amount of the related long-lived asset, which is then depreciated over its useful life. The Company adopted SFAS No. 143 on January 1, 2003 and adoption had no impact on its results of operations, financial position or liquidity.

      The FASB has issued Interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. FIN No. 45 requires disclosures by guarantors about the nature of, and maximum potential payments under, contracts that contingently require the guarantor to make payments to the guaranteed party under certain circumstances (such as financial guarantees and product warranties). FIN No. 45 also requires the recognition by guarantors of a liability, at fair value, for the obligation to stand ready to perform under the terms of the contract. The recognition provisions of FIN No. 45 do not apply to product warranties. The disclosure provisions of FIN No. 45 are effective for periods ending after December 15, 2002. The recognition provisions are effective on a prospective basis to guarantees issued or modified after December 31, 2002. The Company has an indemnification clause within a facility lease agreement which is considered to be a guarantee within the scope of FIN 45. The Company also guarantees certain employee mortgage loans (Note 5). The Company does not consider these guarantees to be material to its results of operations, financial position or liquidity. The Company has adopted the disclosure provisions of FIN No. 45 (Note 1) and does not expect the adoption of the recognition provisions of FIN No. 45 to have a material impact on its results of operations, financial position or liquidity.

GENTEK HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS — (Continued)

      In June of 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 requires that a liability for a cost that is associated with an exit or disposal activity be recognized when the liability is incurred. It nullifies the guidance of the Emerging Issues Task Force (“EITF”) in EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). Under EITF Issue No. 94-3, an entity recognized a liability for an exit cost on the date that the entity committed itself to an exit plan. In SFAS No. 146, the Board acknowledges that an entity’s commitment to a plan does not, by itself, create a present obligation to other parties that meets the definition of a liability. SFAS No. 146 also establishes that fair value is the objective for the initial measurement of the liability. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. There has been no material impact related to the implementation of this recently issued statement on the Company’s results of operations, financial position or liquidity.

      In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation Transition and Disclosure an amendment of FASB Statement No. 123”. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires prominent disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation in both annual and interim financial statements. The disclosure requirements of SFAS No. 148 have been adopted in these financial statements. The transition requirements of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. The Company has adopted SFAS No. 148 (see the Stock-Based Compensation policy disclosure in this note) and the adoption did not have an impact on the Company’s financial position or on its results of operations or liquidity.

      On January 15, 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities.” The objective of this interpretation is to improve financial reporting by enterprises involved with variable interest entities. This interpretation applies to variable interest entities created after January 31, 2003. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Company has no variable interest entities.

      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS No. 150 improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. SFAS No. 150 requires that those instruments be classified as liabilities in statements of financial position. This statement is effective for interim periods beginning after June 15, 2003. On October 29, 2003, the FASB deferred the provisions of paragraphs 9 and 10 and related guidance in the appendices of this pronouncement as they apply to mandatorily redeemable preferred shares. The Company is currently assessing what impact the adoption of SFAS No. 150 would have upon its financial position, results of operations and liquidity.

Principles of Consolidation and Foreign Currency Translation

      The accompanying consolidated financial statements include the accounts of Holdings and its subsidiaries GBPI and GBPL (collectively, the “Company”) and are prepared in accordance with accounting principles generally accepted in the United States of America. All significant intercompany accounts and transactions have been eliminated.

      The assets and liabilities of GBPL are denominated in Canadian currency and have been translated in U.S. dollars using exchange rates in effect at the balance sheet date. Revenue and expense items are translated at the average exchange rate for the period. Translation adjustments are recorded as a separate component of accumulated other comprehensive income (loss). The net effect of currency gains and losses

GENTEK HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS — (Continued)

realized on business transactions is included in other expenses (income) within the Consolidated Statement of Operations and Comprehensive Income (Loss).

Unaudited Interim Information

      The unaudited interim financial statements as of June 30, 2003 and for the six months ended June 30, 2003 and 2002, included herein, have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, the unaudited interim financial statements contain all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation. The interim financial statements are not necessarily indicative of operating results for an entire year.

              Concentrations of Credit Risk

      GBPI and GBPL sell their products throughout the U.S. and Canada, and to a lesser extent, to overseas markets. In 2002 and 2000, no customer represented 10% or more of total net sales. During 2001 net sales to the Company’s largest customer represented approximately 10% of total net sales. GBPI and GBPL perform ongoing credit evaluations of their customers and generally do not require collateral. GBPI and GBPL monitor potential credit losses and such losses have been within management’s expectations.

              Derivative Financial Instruments

      The Company does not have any derivative financial instruments and hedging activities as defined by SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” and does not enter into derivative financial instruments or hedging activities for speculative or trading purposes.

              Cash and Cash Equivalents

      The Company considers all highly liquid investments with a maturity of three months or less, when purchased, to be cash equivalents. Cash equivalents are stated at cost, which approximates market value. There were no cash equivalents at December 31, 2002 or 2001.

              Fair Value of Financial Instruments

      The carrying amounts of the Company’s cash and cash equivalents, receivables, payables, and accrued expenses approximate fair value due to the short-term maturities of these assets and liabilities. The carrying amounts of the Company’s credit facilities and term note payable approximate fair value due to the variable, floating interest rate structure of the notes.

              Inventories

      Inventories are stated at the lower of cost or market. Cost is determined under the average cost method.

              Property, Plant and Equipment

      Property, plant and equipment are stated at cost. Significant additions and improvements are capitalized while expenditures for maintenance and repairs are charged to operations as incurred. The cost of assets retired or otherwise disposed of and the related accumulated depreciation are eliminated from accounts in the year of disposal. Gains and losses resulting from disposals are included in operations.

GENTEK HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS — (Continued)

      Depreciation is computed using the straight-line method based on the following ranges of estimated useful lives:

Buildings and improvements	10-40 years
Leasehold improvements	Life of lease or 40 years
Machinery and equipment	5-10 years
Tooling and dies	2-5 years
Furniture, fixture and office equipment	5-7 years

      The Company reviews for impairment whenever events or changes in circumstances indicate that the carrying amount of property, plant and equipment may not be recoverable. If it is determined that an impairment loss has occurred based on expected future cash flows, the loss is recognized in the Consolidated Statement of Operations.

      The Company adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” effective January 1, 2002. SFAS No. 144 superseded SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of”. SFAS No. 144 retains the fundamental recognition and measurement provisions of SFAS No. 121 for assets to be held and used and assets to be disposed of by sales, but the standard develops a single accounting model for long-lived assets to be disposed of and for certain obligations associated with a disposal activity. The adoption of SFAS No. 144 had no effect on the consolidated financial statements.

              Deferred Charges and Other Intangible Assets

      Deferred charges and other intangible assets consist of deferred financing charges and costs assigned to various technology, patent and trademark agreements and rights.

      The Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets” effective January 1, 2002. Goodwill is recorded when the cost of acquired business exceeds the fair value of the identifiable net assets acquired. Goodwill and intangible assets with an indefinite useful life are tested for impairment annually or when events or circumstances indicate that impairment may have occurred. The Company has elected to perform the impairment test annually as of December 31. If considered impaired, the intangible asset is written down to fair value. SFAS No. 142 also required the Company to reassess the useful lives of intangible assets and adjust the remaining amortization periods accordingly. The Company did not cease amortization related to any of its intangible assets or change the useful lives as a result of this reassessment. The Company had no goodwill or indefinite useful life intangibles recorded as of January 1, 2002.

      Prior to 2002, the Company reviewed for impairment whenever events or changes in circumstances indicated that the carrying amount of intangibles may not be recoverable. If it was determined that an impairment loss occurred based on a market value approach, the loss was recognized in the Consolidated Statement of Operations (Note 4).

      These items are being amortized using the straight-line method over the respective useful lives as follows:

Financing charges	3 years
Technology license agreements	30 years
Patents and trademarks	17 and 30 years

GENTEK HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS — (Continued)

              Income Taxes

      The Company uses the liability method of accounting for income taxes. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in the period that includes the enactment date. A valuation allowance is provided for deferred taxes if it is more likely than not that these items will expire before the Company is able to realize their benefit, or that future deductibility is uncertain.

      Holdings files a consolidated U.S. federal income tax return with GBPI. GBPL files a separate federal income tax return in Canada.

              Revenue Recognition

      Revenues are recognized when finished products are shipped to unaffiliated customers and both title and the risk and rewards of ownership are transferred. Revenues include both direct sales as well as toll processing revenue. Toll processing revenues result from the Company performing steel and aluminum processing operations without acquiring ownership for the material and is recorded on a net basis in net sales. Toll processing revenues were $3,768, $3,185, and $3,491 for the years ended December 31, 2002, 2001 and 2000, respectively.

      Sales incentives given to customers are recorded as a reduction of revenue when the corresponding revenues are recorded in the Consolidated Statements of Operations.

              Product Warranty Costs and Service Returns

      Consistent with industry practice, the Company provides to homeowners limited warranties on certain products, primarily related to siding and window product categories. Warranties are of varying lengths of time from the date of purchase including up to lifetime. Warranties cover product failures such as peeling, chipping, cracking and fading, hail damage as well as manufacturing defects. Window product warranties also cover failures such as glass seals and breakage, mechanical parts and frame integrity.

      The Company has various options for remedying product warranty claims including repair, refinishing or replacement and directly incurs the cost of these remedies. Warranties also become reduced under certain conditions of time and change in homeownership. Liabilities for future warranty costs are provided annually based on management’s estimates of such future costs using historical trends and sales of products to which such costs relate. Certain metal coating suppliers provide material warranties to the Company that may mitigate the costs incurred by the Company. Warranty reserves are based on past claims experience, sales history and other factors. An independent actuary assists the Company to determine reserve amounts related to significant product failures (Note 11).

      Reconciliation of warranty reserve activity is as follows for the six months ended June 30, 2003 and the year ended December 31, 2002:

	June 30,	December
		31, 2002
	2003

	(Unaudited)
Balance at the beginning of the period	$10,961	$11,020
Provision for warranties issued	1,390	2,084
Provision for pre-existing warranties	2,404	702
Settlements made during the period	(1,813)	(2,845)

Balance at the end of the period	$12,942	$10,961

GENTEK HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS — (Continued)

Stock-Based Compensation

      At December 31, 2002, the Company has a stock-based employee compensation plan, which is described more fully in Note 10. The Company accounts for this plan under the recognition and measurement principles of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”. No stock-based employee compensation cost is reflected in net income, as all options are granted at an exercise price equal to the market value of the underlying common stock on the date of grant. The fair value of each option grant is estimated on the date of grant, most recently during 2000, using a present value calculation with the following weighted average assumptions: risk free interest rate 5.10%; 0% dividend yield; 0% volatility and an expected life of ten years. The following table illustrates the effect on net income (loss) if the Company had applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”, to stock-based employee compensation.

	Six Months Ended June		Years Ended December 31,
	30,

	2003	2002	2002	2001	2000

	(Unaudited)	(Unaudited)
Net income (loss), as reported	$(314)	$3,406	$9,170	$8,081	$(2,493)
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(10)	(16)	(27)	(149)	(179)

Pro forma net income (loss)	$(324)	$3,390	$9,143	$7,932	$(2,672)

Comprehensive Income (Loss)

      SFAS No. 130, “Reporting Comprehensive Income”, establishes standards for reporting and display of comprehensive income (loss) and its components in financial statements. It requires that all items that are required to be recognized under accounting standards as components of comprehensive income (loss) be reported in a financial statement that is displayed with the same prominence as other financial statements. Comprehensive income (loss) consists of foreign currency translation transactions and minimum pension liability adjustments, and is presented in the Consolidated Statements of Operations and Comprehensive Income (Loss).

              Use of Significant Accounting Estimates

      The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

2.	Inventories

      Inventories consist of the following at June 30, 2003, December 31, 2002 and 2001:

		December 31,

	June 30,
	2003	2002	2001

	(Unaudited)
Raw materials and supplies	$17,758	$14,870	$11,265
Finished products	27,097	19,875	18,333

Total	$44,855	$34,745	$29,598

GENTEK HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS — (Continued)

3.	Property, Plant and Equipment

      Property, plant and equipment consist of the following at December 31, 2002 and 2001:

	December 31,

	2002	2001

Land and improvements	$2,129	$2,103
Buildings and improvements	9,452	9,279
Machinery, equipment, tooling and dies	39,370	38,497
Furniture, fixtures and office equipment	2,863	2,448
Construction in progress	1,452	624

	55,266	52,951
Less: accumulated depreciation and amortization	(28,853)	(25,009)

Total	$26,413	$27,942

4.	Deferred Charges and Other Intangible Assets

      Deferred charges and other intangible assets consist of the following at December 31, 2002 and 2001:

	December 31,

	2002	2001

Financing charges	$113	$286
Technology agreement licenses	1,194	1,194
Patents and trademarks	2,527	2,508

	3,834	3,988
Less: accumulated amortization	(1,311)	(1,328)

Total	$2,523	$2,660

      At December 31, 2002, amortization expense of definite lived intangibles for the next five years will be as follows: 2003, $217; 2004, $199; 2005, $170; 2006, $162; 2007, $162.

      During 2001, the Company wrote-off its remaining goodwill from acquisitions after reviewing recent events and circumstances. The Company recorded an impairment charge of $1,511. This impairment charge is included in selling, general and administrative expenses in the 2001 Consolidated Statement of Operations. Goodwill amortization expense included in the Company’s results of operations during 2000 was $67.

5.	Employee Loans

      The Company has made interest free mortgage loans to employees upon relocation aggregating $126 and $201 which are included in other assets on the Company’s consolidated balance sheets at December 31, 2002 and 2001, respectively. Repayment terms range from 5 to 25 years and the mortgages are generally collateralized by the value of the underlying assets. Mortgage loans taken out personally by employees of GBPL, as a result of relocation, are guaranteed by Holdings and aggregate $17 and $29 at December 31, 2002 and 2001, respectively. The Company has agreed to pay the interest expense related to these loans on behalf of the employees.

GENTEK HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS — (Continued)

6.	Financing Arrangements

      Balances outstanding on financing agreements consist of the following at December 31, 2002 and 2001:

	December 31,

	2002	2001

GBPI Revolving Credit Facility	$13,223	$6,408
GBPL Revolving Credit Facility	2,231	14,320
GBPL Term Loan	5,758	6,773

	21,212	27,501
Less: current portions	(7,222)	(5,702)

Long-term portions	$13,990	$21,799

      Aggregate maturities of financing arrangements at December 31, 2002 are as follows:

2003	$7,222
2004	915
2005	13,075

Total	$21,212

      Total interest paid on the above financing arrangements totaled $2,371, $4,609 and $5,010 in 2002, 2001 and 2000, respectively.

      At December 31, 2002 and 2001, management intended to finance future accounts receivable and inventories for more than one year, and estimated that the amount of borrowings under its revolving credit facilities classified as long-term which amounts would not exceed the eligible collateral at any time during the period.

      The credit agreements contain various covenants that, among other things, limit the Company’s ability to incur debt, pay dividends and exceed a capital expenditure level of $5,500; specifies minimum levels of consolidated adjusted tangible net worth on a monthly basis ($16,000 at December 31, 2002) and a fixed charge coverage ratio of 1.1 to 1.0. The credit agreements are subject to early termination fees.

     GBPI Revolving Credit Facility

      The facility provides up to $30 million on the revolving credit facility and extends through April 2005. Borrowings under this commitment contain interest pricing options of prime plus 0.25% (prime 4.25% at December 31, 2002) or LIBOR plus 2.50% (LIBOR 1.38% at December 31, 2002). The Company is obligated to pay a commitment fee of 0.375% per annum on the sum of the average daily unused portion of the revolving credit commitment. The weighted average interest rate paid on this facility during 2002 was 5.34%. GBPI may borrow revolving credit loans from time to time in an aggregate amount not to exceed the lesser of: (a) $30 million or (b) the sum of 85% of all eligible accounts receivable and the value of 60% of all eligible inventories of GBPI calculated from time to time as provided therein and subjected to certain limitations. The revolving credit facility allows for issuance of letters of credit which are also attributable to the same collateral base. At December 31, 2002 and 2001, the Company had letters of credit outstanding of $1,236 and $1,122, respectively. At December 31, 2002, there was $6,437 of unused revolving credit commitment available.

      The GBPI Credit Agreement is collateralized by a pledge of 65% of the outstanding stock of GBPL and substantially all the assets of GBPI and is guaranteed by Holdings.

GENTEK HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS — (Continued)

     GBPL Credit Facility

      GBPL has a credit agreement with the same financial institution as GBPI. The terms of the credit facility are as follows:

      Revolving Credit Facility — This commitment of $28.6 million extends through April 2005. Borrowings under this commitment contain interest pricing options of Canadian prime plus 0.75% (Canadian prime 4.50% at December 31, 2002) and Bankers Acceptance Note Rate plus 2.50% (Bankers Acceptance Note Rate 2.83% at December 31, 2002). The Company is obligated to pay a commitment fee of 0.375% per annum on the sum of the average daily unused portion of the revolving credit commitment. The weighted average interest rate paid on this facility during 2002 was 5.49%. GBPL was able to borrow revolving credit loans from time to time in an aggregate amount not to exceed the lesser of (a) $28.6 million or (b) the sum of 85% of all eligible accounts receivable and the value of 65% of all eligible inventories of GBPL calculated from time to time as provided therein and subject to certain limitations. At December 31, 2002, there was $16,780 of unused revolving credit commitment available.

      Term Loan — Principal was payable in monthly installments of $77 plus interest through April 2005 with the balance due at that time. Borrowings under the term loan contain interest pricing options of Canadian prime plus 1.0% and Bankers Acceptance Note Rate plus 3.0%.

      GBPL had available an additional term facility not to exceed $3.2 million to finance capital expenditures. No amounts have been borrowed on this facility to date.

      The GBPL Credit Agreement is collateralized by the pledge of 35% of the outstanding stock of GBPL as well as substantially all the assets of GBPL and is guaranteed by GBPI and Holdings.

     Subordinated Note Payable

      GBPI maintained a $15 million note agreement with Alcan (“Alcan Note”) that was due on July 17, 2002. On December 21, 2001, the Company entered into a payoff agreement with Alcan for a lump-sum settlement of the outstanding note and all remaining accrued interest. As a result of this lump-sum settlement, the Company recognized a gain on the extinguishment of the debt in the amount of $6,985 net of fees of $515. In April, 2002, the FASB issued SFAS No. 145 “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections” which required the Company to record the extinguishment of debt as income from continuing operations. In accordance with SFAS 145, this gain on the extinguishment of debt was reclassified on the 2001 consolidated statement of operations and comprehensive income (loss) to conform to the new pronouncement.

7.	Employee Benefit Plans

     Pension

      The Company has contributory and noncontributory defined benefit pension eligible employees. The Company maintains a number of hourly retirement plans resulting from collective bargaining agreements covering active and retired employees associated with the respective bargaining agreements. In addition, the Company maintains a plan for salaried and non-union hourly employees in Canada (“Canadian Pension Plan”). Benefits under the hourly plans are generally based on various monthly amounts for each year of credited service. Under the Canadian Pension Plan, benefits are generally based on the employee’s compensation during the three years prior to retirement.

GENTEK HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS — (Continued)

      In general, the Company’s policy is to fund these plans based on legal requirements, tax considerations, local practices and investment opportunities. The components of pension expense for all defined benefit plans are as follows for the years ended December 31, 2002, 2001 and 2000:

	2002	2001	2000

Benefit cost	$916	$522	$195
Employer contributions	1,153	784	657
Benefits paid	621	978	372

      Significant plan assumptions for 2002, 2001 and 2000 include the following: (1) the discount rates used for plans in 2002 was 6.75%, ranged from 7.40% to 7.00% in 2001 and ranged from 7.75% to 7.2% in 2000; (2) the expected long-term rate of return ranged from 9.0% to 8.75%; and (3) the expected rate of salaried compensation increases for all plans was 3.5%.

      Plan assets consist primarily of listed common stocks and corporate and government bonds. The following table sets forth the plans’ combined funded status accounted for using SFAS No. 87, “Employers Accounting for Pensions” and the amounts recognized in the Company’s Consolidated Financial Statements at December 31, 2002 and 2001:

	2002	2001

Plan assets at fair value	$18,529	$19,315
Projected benefit obligation	25,039	21,566

Net pension liability	$(6,510)	$(2,251)

      In accordance with SFAS No. 87, the Company recorded in 2002 and 2001 a minimum pension liability for plans where the accumulated benefit obligation exceeded the fair value of plan assets. Additional liabilities of $3,413 and $1,010 were reflected in other liabilities at December 31, 2002 and 2001 respectively. Corresponding amounts of $1,119 and $364 related to unrecognized prior service costs were also reflected as prepaid assets at December 31, 2002 and 2001, respectively. Reductions to shareholders’ equity, net of income tax effects, of $1,895, $190 and $413 were recorded in 2002, 2001 and 2000, respectively, as a result of the additional minimum liability adjustments.

      The Company has contributory incentive savings plans covering all full-time salaried and non-union hourly employees. Under the plans, U.S. participants may make voluntary contributions from 1% to 16% of annual compensation and Canadian participants can make unlimited contributions. The Company contributes fifty to seventy cents, depending on the participant’s level of continuous service, for each dollar of participant contribution up to 6% in the U.S. and up to 4% in Canada, of employee compensation. Company contributions are subject to statutory limitations in the U.S. During 2002, 2001 and 2000, GBPI and GBPL contributed $469, $407 and $509, respectively, in the form of matching contributions to these plans. GBPI committed to fund additional voluntary contributions of $357, $471 and $145 during 2002, 2001 and 2000, respectively. Additional voluntary contributions are funded in the following year.

     Other Post Employment Benefits

      The Company provides postretirement medical and life insurance benefits to certain retirees and eligible dependents for U.S. employees of the Company. GBPL has similar plans for retirees; however, most retirees are covered by government-sponsored programs. The medical plan is contributory, with retiree contributions adjusted periodically. The plans are not funded and pay reasonable and customary charges for medically necessary expenses incurred by retirees, after stated deductibles have been met. The Company has reserved the right to change or eliminate these benefit plans. In 1999, the GBPI Plan was

GENTEK HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS — (Continued)

amended to cancel benefits to certain classes of former employees. A gain of $1.6 million resulted which is being amortized over 5.5 years.

      Postretirement benefit costs include the following components for the years ended December 31, 2002, 2001 and 2000:

	2002	2001	2000

Benefit income	$(395)	$(297)	$(344)
Employer contributions	(121)	(117)	(114)
Employee contributions	(28)	(32)	(27)
Benefits paid	149	149	141

      The following reconciles the Company’s combined funded status to amounts recognized in the Company’s Consolidated Balance Sheet at December 31, 2002 and 2001:

	2002	2001

Accumulated postretirement benefit	$1,177	$1,691
Plan assets at fair value	—	—

Accrued post retirement benefit costs	$1,177	$1,691

      For measurement purposes, a graded 4.85% annual rate of increase in the general inflation of covered benefits (i.e., health care cost trend rate) was assumed for 2002 and 2001. The health care cost trend rate assumption has a significant effect on the amount reported. To illustrate, increasing the assumed health care cost trend rate by 1% each year would increase the accumulated postretirement benefit obligation as of December 31, 2002 by $2 and the aggregate of the services and interest cost components of net periodic postretirement benefit cost by an immaterial amount. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 6.75% and 7.4% at December 31, 2002 and 2001, respectively.

8.	Leases

      The Company leases various facilities, machinery and equipment and vehicles under noncancelable operating lease agreements. Several of these leases are subject to renewal options under various terms.

      Minimum rental commitments are summarized under the agreement and are as follows:

2003	$5,783
2004	4,892
2005	3,940
2006	2,890
2007	2,396
Thereafter	5,930

Total minimum payments	$25,831

      Operating lease payments aggregated $6,846, $6,764 and $6,492 in 2002, 2001 and 2000, respectively.

GENTEK HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS — (Continued)

9.	Income Taxes

      The Company’s income tax expense (benefit) consists of the following components for the years ended December 31:

	2002	2001	2000

Current income tax expense:
U.S.:
Federal	$(200)	$200	$—
State	—	—	—
Canada	3,265	1,860	1,117

	3,065	2,060	1,117
Deferred income tax benefit:
U.S.:
Federal	—	—	—
State	—	—	—
Canada	(375)	(410)	886

	(375)	(410)	886

	$2,690	$1,650	$2,003

      A reconciliation of the income tax expense (benefit) compared with the U.S. statutory tax rate of 34% for the years ended December 31, is as follows:

	2002	2001	2000

Tax provision at U.S. Statutory Rate	$4,033	$3,309	$(167)
State and local taxes, net of Federal benefit	151	224	(127)
Deferred tax valuation allowance	(1,565)	(1,934)	1,982
Foreign rate differential	(26)	(75)	189
Nondeductible expenses	97	126	126

Income tax expense (benefit)	$2,690	$1,650	$2,003

      For the six months ended June 30, 2003 and 2002 the actual income tax expense is different than the expected income tax expense (based on the Federal U.S. tax rate of 34%) due to differences in foreign and provisional rates and no income tax expense (benefit) being recorded for U.S. purposes due to the full valuation allowance recorded against the net U.S. deferred tax asset.

      At December 31, 2002, Holdings has consolidated U.S. operating loss carryforwards of approximately $11,787, which are available to offset future taxable income. The income tax carryforwards begin to expire in 2012.

      During 2000, the Company utilized the remaining foreign operating loss carryforwards related to GBPL.

      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and the benefits of existing operating loss carryforwards.

GENTEK HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS — (Continued)

      At December 31, 2002 and 2001, the components of the net deferred tax assets (liabilities) are as follows:

	2002	2001

Deferred tax assets:
Accounts receivable	$493	$565
Inventory	216	233
Pension	726	138
Post retirement benefits	437	642
Product warranty	4,055	4,140
Accrued expenses	391	406
Employee benefits	511	649
Operating loss carryforwards	3,931	5,503
Deferred tax valuation allowance	(7,906)	(9,471)

Total deferred tax assets	2,854	2,805

Deferred tax liabilities:
Property, plant and equipment	3,271	3,767
Intangibles	879	932

Total deferred tax liabilities	4,150	4,699

Net deferred tax liability	$1,296	$1,894

      At December 31, 2002 and 2001, GBPI has recorded a valuation allowance of $7,906 and $9,471 respectively, related to all of its U.S. net deferred tax assets as it has been deemed more likely than not based on the weight of available evidence that these U.S. net deferred tax assets will not be realized.

      Income taxes paid for the year ended December 31, 2002, 2001 and 2000 totaled $2,661, $1,515 and $727, respectively.

10.	Stockholders’ Equity

      The Class A common shares which are fully paid can be converted to Class B common shares on a one-to-one basis and/or Class C common shares which are fully paid can be converted to Class D common shares on a one-to-one basis, except that conversions are not allowable if no respective shares of Class A and/or Class C shares would be issued and outstanding after the conversion. Authorized and unissued shares of Class B and Class D common shares are required to be reserved sufficient to effect the respective conversions and any Class A and/or Class C common shares. Converted shares must be canceled and may not be reissued. Subject to the Company’s credit facilities (Note 6), dividends are permitted as long as equal dividends are declared and paid for each class.

      In connection with the formation of predecessor Holdings, certain management investors, subscribed for 31,543 Class A common shares of Holdings for $631 and subscribed for 2,178 Class A restricted common shares of Holdings and options to purchase 4,532 Class A restricted common shares which were accepted by Holdings. Holdings committed to and contributed the proceeds from the sale of these Class A common shares, restricted shares and options to predecessor GBPI in the form of an additional capital contribution upon the receipt of the proceeds from the management investors.

      All classes of Common Stock are subject to the terms of a Stockholder Agreement as well as a Management Investors Agreement and an Institutional Investor Agreement, as appropriate. These

GENTEK HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS — (Continued)

Agreements contain certain covenants and restrict the transfer of the different classes of common stock to varying degrees. In the event an employee ceases to be employed by the Company, or desires to sell his/her common shares, the Company has the option to purchase the shares subject to certain rights of first refusal.

      In 1997 the Board of Directors approved the establishment of the 1997 Amended and Restated Equity Incentive Plan (“Incentive Plan”). Under the Incentive Plan, 111,670 shares of the Company’s Class A or Class B common shares are available for issuance under the Company’s stock option agreements. The Company also agreed to assume certain stock option agreements of predecessor Holdings, which aggregated 26,230 shares of Class A common shares. These predecessor options, to the extent they expire or are forfeited, increase the number of options available under the Incentive Plan.

      Incentive options outstanding were granted at then fair market value and vest over five-year periods. Options expire ten-years from their date of grant subject to earlier termination in certain events related to termination of employment. Upon the sale of the Company, all options vest (Note 12).

      The following summarizes the changes in the number of Class A common shares under option for the years ended December 31, 2002, 2001 and 2000:

	2002		2001		2000

		Average		Average		Average
		Exercise		Exercise		Exercise
	Number	Price	Number	Price	Number	Price
	of	(Whole	of	(Whole	of	(Whole
	Options	Dollars)	Options	Dollars)	Options	Dollars)

Options outstanding, beginning of year	141,097	$9.68	141,097	$9.68	141,981	$9.68
Options granted during the year	—	$—	—	$—	250	$10.00
Options canceled during the year	(1,851)	$10.00	—	$—	(1,134)	$10.00

Options outstanding, end of the year	139,246	$9.67	141,097	$9.68	141,097	$9.68

Options exercisable, end of the year	123,766	$9.63	105,657	$9.57	75,656	$9.41

Options available for grant, end of the year	3,186		1,335		1,335

11.	Commitments and Contingencies

General

      Various claims, lawsuits, and complaints arising in the ordinary course of business have been filed or are pending against the Company or may arise in the future involving allegations of negligence, product defects, and breach of warranty, among other allegations. Some of the foregoing matters involve or may involve compensatory or punitive damages in large amounts. Litigation is subject to many uncertainties, the outcome of individual litigated matters is not predictable with assurance, and it is possible that some of the foregoing matters could be decided unfavorably to the Company. Although the liability, if any, associated with these matters was not determinable at December 31, 2002, it is the opinion of management of the Company that all such matters are either indemnified by the predecessor companies or adequately accrued for or are adequately covered by insurance or, if not so covered, are without merit or are of such kind, or involved such amounts, as would not have a significant effect on the consolidated financial position, results of the operations or cash flows of the Company if disposed of unfavorably.

Management Advisory Agreement

      Genstar Investment Corporation (“GIC”), a stockholders representation group, entered into a management advisory agreement with Holdings and GBPI whereby GIC was retained as a management

GENTEK HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS — (Continued)

and corporate consultant. Fees under the agreement are $500 per annum, and may only be paid if the Company’s fixed charge coverage, as defined in its bank financing agreement (Note 6), is at least 1:1. In May 2001, the bank allowed a one-time payment of accrued fees in the amount of $1,250 in 2001. At December 31, 2002 and 2001, $125 of such fees were accrued and unpaid. Amounts not paid when due bear interest at 10% per annum. This agreement is through December 15, 2004 (Note 12).

Indemnification Agreement

      In conjunction with a stock purchase agreement (“Stock Purchase Agreement”) with Amerimax to sell the Fabral Division (a previous division of the Company) in 1997, Holdings and GBPI have agreed to jointly and severally indemnify Amerimax with respect to liabilities and related matters resulting from or arising out of (1) any transfer of assets or liabilities, (2) certain product warranty obligations of predecessor GBPI or (3) breach or misrepresentation of certain responsibilities and warranties in the Stock Purchase Agreement. Subject to certain conditions, the product warranty indemnification excludes de-minimus claims and the first four claims under $25. The breach of certain representations and warranties are only indemnified to the extent claims for such breach exceeds $25 for any single claim and $300 in the aggregate.

Other Agreement

      The Company has, subject to certain restrictions, and covenants, 30 year royalty-free, non-exclusive and non-transferable technology licenses to use the Alcan direct coater and strip deburring unit to manufacture, sell and distribute products in the United States and Canada with restrictions for export usage.

Warranty Matters

      As discussed in Note 1, the Company provides various warranties to end-use consumers of its manufactured products. During 2000, the Company incurred a significantly higher incidence of steel siding warranty claims and costs. These claims were primarily the result of failures related to certain colors of polyvinyl-coated steel siding products which occurred in areas exposed to a combination of high heat and solar radiation conditions and which to date have been isolated to a certain period of production years. Based on extensive laboratory analysis and investigations, management feels it has significant evidence to support that the coating failures relate to improperly formulated materials provided by its coating supplier.

      Annually, management examines existing claims data and determines, with the assistance of an independent actuary, the amount of the estimated liability necessary to cover these estimated future claims. At December 31, 2002, the estimated future costs ranged from $3,200 to $9,800. Charges to operations aggregated $2,414 (unaudited) for the six months ended June 30, 2003 and $546, $4,200, and $1,400 for the years ended December 31, 2002, 2001 and 2000, respectively. Liabilities of $3,200 and $4,200 were recorded at December 31, 2002 and 2001, respectively. Through June 30, 2003, total claims costs of $5,753 (unaudited) have been paid.

      During 2001, management attempted to negotiate a financial resolution with its coating supplier without success. As a result, the Company filed suit against the supplier. The matter is in discovery stages. While management believes that the facts it has accumulated support the position that the warranty claims being incurred are a direct result of the faulty poly-vinyl coatings provided by the Company’s supplier, no gains have been recorded due to the uncertainty of the outcome of the litigation. The Company incurred expenses of $435 (unaudited) for the six months ended June 30, 2003 and $492, $360 and $0 for the year ended December 31, 2002, 2001 and 2000, respectively related to investigation of the coating failures and litigation.

GENTEK HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS — (Continued)

Other

      At December 31, 2002, the Company is obligated to purchase certain machinery at a cost of $1,248, net of deposits made of $647.

      The Company enters into arrangements with key material producers for the supply of certain raw materials used in production. These arrangements provide for purchasing terms and conditions and include variable pricing formulas which are generally tied to published market indexes. Durations for these arrangements range from one to three years.

12.	Subsequent Events (Unaudited)

      On August 29, 2003, Associated Materials Incorporated (“Associated Materials”) acquired all of the issued and outstanding shares of capital stock and repaid the credit facilities and term note of Holdings for an aggregate purchase price of approximately $112.1 million in cash, which includes a working capital adjustment. All of the Company’s stock options (Note 10) vested upon the closing of the acquisition and each option holder’s options were exchanged for the option’s then fair value, the equivalent value of an outstanding share of capital stock at the time of the transaction. The GIC management advisory agreement (Note 11) was terminated in conjunction with the acquisition.

AMH Holdings, Inc.

Offer to Exchange

All Outstanding 11 1/4% Senior Discount Notes Due 2014

for

Registered 11 1/4% Senior Discount Notes Due 2014

PROSPECTUS

                    , 2004

      We have not authorized any dealer, salesperson, or other person to give any information or represent anything not contained in this prospectus or the accompanying letter of transmittal. You must not rely on any unauthorized information or representations. This prospectus and the accompanying letter of transmittal do not offer to sell or ask you to buy any securities in any jurisdiction where it is unlawful. The information contained in this prospectus is current as of the date on its cover, and may change after that date. For any time after the date of this prospectus, we do not represent that our affairs are the same as described or that the information in this prospectus is correct, nor do we imply those things by delivering this prospectus or selling securities to you.

      Until                     , 2005, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20.	Indemnification of Directors and Officers

      Reference is made to Section 102(b)(7) of the Delaware General Corporation Law (the “DGCL”), which permits a corporation in its certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions), or (iv) for any transaction from which the director derived an improper personal benefit. The Company’s Amended and Restated Certificate of Incorporation contains the provisions permitted by Section 102(b)(7) of the DGCL.

      Reference is made to Section 145 of the DGCL which provides that a corporation may indemnify any persons, including directors and officers, who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such director, officer, employee or agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interest and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify directors and/or officers in an action or suit by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the director or officer is adjudged to be liable to the corporation. Where a director or officer is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such director or officer actually and reasonably incurred.

      The above provisions of the DGCL are nonexclusive.

      The Registrant’s Certificate of Incorporation (the “Certificate of Incorporation”) and the By-laws (the “By-laws”) provides that each person who is or was a director or officer of the Registrant, or each such person who is or was serving at the request of the Board of Directors or an officer of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified by the Registrant to the fullest extent permitted by applicable law and the Board of Directors is expressly authorized to amend the By-laws from time to time, notwithstanding possible self interest of the directors in the action being taken. The indemnification provided for under Article IV of the By-laws shall not be deemed exclusive of any other rights to which any person seeking indemnification may be entitled, under any other bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

      The Registrant’s Certificate of Incorporation provides that no director of the Registrant shall be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director except for those breaches and acts or omissions with respect to which the DGCL, as from time to time amended.

      The Registrant provides insurance for each director and officer for certain losses arising from claims or charges made against them while acting in their capacities as directors or officers of the Registrant.

      Article IV, Section 6 of the By-laws provides that, by action of the Board of Directors, notwithstanding any interest of the directors in the action, the Registrant shall have the power to purchase and maintain insurance, in such amounts as the Board of Directors deems appropriate, on behalf of any person who is or was a director or officer of the Registrant, or is or was serving at the request of the Registrant as director, officer, employee or agent of another corporation, partnership, joint venture, trust, association or other enterprise, against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not he is indemnified against such liability or expense under the provisions of Article IV of the Bylaws and whether or not the Registrant would have the power or would be required to indemnify him against such liability under the provisions of Article IV of the Bylaws or of the DGCL or by any other applicable law.

Item 21.	Exhibit and Financial Statements Index

      (a) Exhibits:

Exhibit
Number		Description

2	.1*	Agreement and Plan of Merger, dated as of March 16, 2002, by and among Associated Materials Holdings Inc. (formerly known as Harvest/ AMI Holdings Inc.), Simon Acquisition Corp. and the Company.
2	.2*	Restructuring Agreement, dated as of March 4, 2004, by and among AMH, Holdings, the Harvest Funds and certain stockholders of Holdings named therein.
3	.1*	Certificate of Incorporation of AMH Holdings, Inc.
3	.2*	By-Laws of AMH Holdings, Inc.
3	.3*	Certificate of Amendment of Certificate of Incorporation of AMH Holdings, Inc.
4	.1*	Registration Rights Agreement, dated as of March 4, 2004, by and among AMH and UBS Securities LLC.
4	.2*	Indenture governing AMH’s 11 1/4% Senior Discount Notes due 2014, dated as of March 4, 2004, between AMH and Wilmington Trust Company.
4	.3*	Form of 11 1/4% Senior Discount Notes due 2014 (included in Exhibit 4.2).
4	.4*	Indenture governing AMI’s 9 3/4% Senior Subordinated Notes Due 2012, dated as of April 23, 2002, by and among AMI, AMI Management Company and Wilmington Trust Company.
4	.5*	Supplemental Indenture governing AMI’s 9 3/4% Senior Subordinated Notes Due 2012, dated as of May 10, 2002 by and among AMI, AMI Management Company, Alside, Inc. and Wilmington Trust Company.
4	.6*	Second Supplemental Indenture, dated as of August 29, 2003, among AMI, Alside, Inc., Gentek Holdings, Inc., Gentek Building Products, Inc. and Wilmington Trust Company.
4	.7*	Form of AMI’s 9 3/4% Senior Subordinated Note Due 2012.
5	.1†	Legal Opinion of White & Case LLP as to the legality of the exchange notes issued.
10	.1*	Amended and Restated Credit Agreement (the “Credit Agreement”), dated as of August 29, 2003, among the Company and Gentek Building Products Limited, as borrowers, Associated Materials Holdings Inc., as a guarantor, the various financial institutions and other persons from time to time parties thereto, UBS AG, Stamford Branch and Canadian Imperial Bank of Commerce, as administrative agents, Credit Suisse First Boston, Cayman Islands Branch, as syndication agent, CIBC World Markets Corp., as documentation agent, and UBS Securities LLC and Credit Suisse First Boston Corporation, Cayman Islands Branch, as joint lead arrangers.
10	.2*	First Amendment to the Credit Agreement, dated as of March 18, 2004, among AMI, as various financial institutions and other persons party to the Credit Agreement.
10	.3*	Borrower Security and Pledge Agreement of AMI, dated as of April 19, 2002, by AMI, in favor of UBS AG, Stamford Branch, as administrative agent.
10	.4*	Form of Subsidiary Security and Pledge Agreement, by each subsidiary of AMI from time to time party thereto in favor of UBS AG, Stamford Branch, as administrative agent, on behalf of the Secured Parties (as defined in the Credit Agreement).
10	.5*	Form of Subsidiary Guaranty, by each subsidiary of AMI from time to time party thereto in favor of UBS AG, Stamford Branch, as administrative agent, on behalf of the Secured Parties (as defined in the Credit Agreement).

Exhibit
Number		Description

10	.6*	Assumption Agreement, dated as of April 19, 2002, by and among AMI and AMI Management Company, as guarantors.
10	.7*	Agreement of Sale, dated as of January 30, 1984, between USX Corporation (formerly United States Steel Corporation) (“USX”) and AMI.
10	.8*	Amendment Agreement, dated as of February 29, 1984, between USX and AMI.
10	.9*	Form of Indemnification Agreement between AMI and each of the directors and executive officers of AMI.
10	.10*	Incentive Bonus Plan of AMI.
10	.11*	Amended and Restated Management Agreement, dated as of March 4, 2004, by and between Harvest Partners, Inc., AMI and AMH.
10	.12*	Asset Purchase Agreement, dated as of June 24, 2002, between AMI and AmerCable Incorporated.
10	.13*	AMH Holdings, Inc. 2002 Stock Option Plan.
10	.14†	Amended and Restated Employment Agreement, dated as of July 27, 2004, between AMI and Michael Caporale, Jr.
10	.15†	Amended and Restated Employment Agreement, dated as of July 27, 2004, between AMI and D. Keith LaVanway.
10	.16†	Amended and Restated Employment Agreement, dated as of July 27, 2004, between AMI and Kenneth L. Bloom.
10	.17†	Amended and Restated Employment Agreement, dated as of July 27, 2004, between AMI and Robert M. Franco.
10	.18†	Amended and Restated Employment Agreement, dated as of July 27, 2004, between AMI and John F. Haumesser.
10	.19*	Associated Materials Holding Inc. Stock Option Award Agreement, dated September 4, 2002, between Associated Materials Holdings Inc. and Michael Caporale, Jr.
10	.20*	Associated Materials Holding Inc. Stock Option Award Agreement, dated September 4, 2002, between Associated Materials Holdings Inc. and Michael Caporale, Jr.
10	.21*	Stock Purchase Agreement (the “Stock Purchase Agreement”), dated July 31, 2003, by and among AMI, Gentek Holdings, Inc., Gentek Building Products, Inc., Gentek Building Products Limited, The Sherwin-Willliams Claims Trust, Genstar Capital Corporation, Ontario Teachers’ Pension Plan Board and other stockholders listed therein.
10	.22*	Amendment No. 1 to the Stock Purchase Agreement, dated as of August 29, 2003, by and among AMI, Gentek Holdings, Inc., Gentek Building Products, Inc., Gentek Building Products Limited, The Sherwin-Willliams Claims Trust, Genstar Capital Corporation, Ontario Teachers’ Pension Plan Board and other stockholders listed therein.
10	.23*	Stockholders Agreement, dated as of March 4, 2004, by and among AMH, Holdings, the Harvest Funds and certain stockholders of AMH named therein.
12	.1†	Statement of Computation of Ratio of Earnings to Fixed Charges.
21	.1*	Subsidiaries of the AMH.
23	.1†	Consent of Ernst & Young LLP.
23	.2†	Consent of PricewaterhouseCoopers LLP.
23	.3†	Consent of White & Case LLP (included in Exhibit 5.1).
24	.1*	Power of Attorney (included on signature page to Registration Statement).
25	.1†	Statement of Eligibility of Trustee.
99	.1†	Form of Letter of Transmittal.
99	.2*	Form of Notice of Guaranteed Delivery.
99	.3*	Consent of Pure Strategy.

*	Previously filed.

†	Filed herewith.

Item 22.	Undertakings

      (a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which individually or in the aggregate, represent a fundamental change in the information in the registration statement;

(iii) Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b), if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iv) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

      (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 20 or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue;

      (c) Prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

      (d) Every prospectus (1) that is filed pursuant to the immediately preceding paragraph or (2) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (e) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request; and

      (f) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunder duly authorized, in the City of Cuyahoga Falls, State of Ohio on September 22, 2004.

AMH HOLDINGS, INC.

By:	/s/ D. KEITH LAVANWAY

Name: D. Keith LaVanway
Title: Vice President — Finance, Chief Financial Officer, Assistant Treasurer and Assistant Secretary

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons, in the capacities and on the dates indicated.

Signature		Title	Date

* Ira D. Kleinman		Chairman of the Board	September 22, 2004

* Michael Caporale, Jr.		President, Chief Executive Officer and Director (Principal Executive Officer)	September 22, 2004

* D. Keith LaVanway		Vice President — Finance, Chief Financial Officer, Assistant Treasurer and Assistant Secretary (Principal Financial Officer and Principal Accounting Officer)	September 22, 2004

* Thomas W. Arenz		Treasurer, Secretary and Director	September 22, 2004

* Kevin M. Hayes		Director	September 22, 2004

* Jeffrey F. Moy		Director	September 22, 2004

* Dennis W. Vollmerhausen		Director	September 22, 2004

*By:	/s/ D. KEITH LAVANWAY D. Keith LaVanway Attorney-in-fact		September 22, 2004

EXHIBITS INDEX

Exhibit
Number		Description

2	.1*	Agreement and Plan of Merger, dated as of March 16, 2002, by and among Associated Materials Holdings Inc. (formerly known as Harvest/ AMI Holdings Inc.), Simon Acquisition Corp. and the Company.
2	.2*	Restructuring Agreement, dated as of March 4, 2004, by and among AMH, Holdings, the Harvest Funds and certain stockholders of Holdings named therein.
3	.1*	Certificate of Incorporation of AMH Holdings, Inc.
3	.2*	By-Laws of AMH Holdings, Inc.
3	.3*	Certificate of Amendment of Certificate of Incorporation of AMH Holdings, Inc.
4	.1*	Registration Rights Agreement, dated as of March 4, 2004, by and among AMH and UBS Securities LLC.
4	.2*	Indenture governing AMH’s 11 1/4% Senior Discount Notes due 2014, dated as of March 4, 2004, between AMH and Wilmington Trust Company.
4	.3*	Form of 11 1/4% Senior Discount Notes due 2014 (included in Exhibit 4.2).
4	.4*	Indenture governing AMI’s 9 3/4% Senior Subordinated Notes Due 2012, dated as of April 23, 2002, by and among AMI, AMI Management Company and Wilmington Trust Company.
4	.5*	Supplemental Indenture governing AMI’s 9 3/4% Senior Subordinated Notes Due 2012, dated as of May 10, 2002 by and among AMI, AMI Management Company, Alside, Inc. and Wilmington Trust Company.
4	.6*	Second Supplemental Indenture, dated as of August 29, 2003, among AMI, Alside, Inc., Gentek Holdings, Inc., Gentek Building Products, Inc. and Wilmington Trust Company.
4	.7*	Form of AMI’s 9 3/4% Senior Subordinated Note Due 2012.
5	.1†	Legal Opinion of White & Case LLP as to the legality of the exchange notes issued.
10	.1*	Amended and Restated Credit Agreement (the “Credit Agreement”), dated as of August 29, 2003, among the Company and Gentek Building Products Limited, as borrowers, Associated Materials Holdings Inc., as a guarantor, the various financial institutions and other persons from time to time parties thereto, UBS AG, Stamford Branch and Canadian Imperial Bank of Commerce, as administrative agents, Credit Suisse First Boston, Cayman Islands Branch, as syndication agent, CIBC World Markets Corp., as documentation agent, and UBS Securities LLC and Credit Suisse First Boston Corporation, Cayman Islands Branch, as joint lead arrangers.
10	.2*	First Amendment to the Credit Agreement, dated as of March 18, 2004, among AMI, as various financial institutions and other persons party to the Credit Agreement.
10	.3*	Borrower Security and Pledge Agreement of AMI, dated as of April 19, 2002, by AMI, in favor of UBS AG, Stamford Branch, as administrative agent.
10	.4*	Form of Subsidiary Security and Pledge Agreement, by each subsidiary of AMI from time to time party thereto in favor of UBS AG, Stamford Branch, as administrative agent, on behalf of the Secured Parties (as defined in the Credit Agreement).
10	.5*	Form of Subsidiary Guaranty, by each subsidiary of AMI from time to time party thereto in favor of UBS AG, Stamford Branch, as administrative agent, on behalf of the Secured Parties (as defined in the Credit Agreement).
10	.6*	Assumption Agreement, dated as of April 19, 2002, by and among AMI and AMI Management Company, as guarantors.
10	.7*	Agreement of Sale, dated as of January 30, 1984, between USX Corporation (formerly United States Steel Corporation) (“USX”) and AMI.
10	.8*	Amendment Agreement, dated as of February 29, 1984, between USX and AMI.
10	.9*	Form of Indemnification Agreement between AMI and each of the directors and executive officers of AMI.
10	.10*	Incentive Bonus Plan of AMI.
10	.11*	Amended and Restated Management Agreement, dated as of March 4, 2004, by and between Harvest Partners, Inc., AMI and AMH.

Exhibit
Number		Description

10	.12*	Asset Purchase Agreement, dated as of June 24, 2002, between AMI and AmerCable Incorporated.
10	.13*	AMH Holdings, Inc. 2002 Stock Option Plan.
10	.14†	Amended and Restated Employment Agreement, dated as of July 27, 2004, between AMI and Michael Caporale, Jr.
10	.15†	Amended and Restated Employment Agreement, dated as of July 27, 2004, between AMI and D. Keith LaVanway.
10	.16†	Amended and Restated Employment Agreement, dated as of July 27, 2004, between AMI and Kenneth L. Bloom.
10	.17†	Amended and Restated Employment Agreement, dated as of July 27, 2004, between AMI and Robert M. Franco.
10	.18†	Amended and Restated Employment Agreement, dated as of July 27, 2004, between AMI and John F. Haumesser.
10	.19*	Associated Materials Holding Inc. Stock Option Award Agreement, dated September 4, 2002, between Associated Materials Holdings Inc. and Michael Caporale, Jr.
10	.20*	Associated Materials Holding Inc. Stock Option Award Agreement, dated September 4, 2002, between Associated Materials Holdings Inc. and Michael Caporale, Jr.
10	.21*	Stock Purchase Agreement (the “Stock Purchase Agreement”), dated July 31, 2003, by and among AMI, Gentek Holdings, Inc., Gentek Building Products, Inc., Gentek Building Products Limited, The Sherwin-Willliams Claims Trust, Genstar Capital Corporation, Ontario Teachers’ Pension Plan Board and other stockholders listed therein.
10	.22*	Amendment No. 1 to the Stock Purchase Agreement, dated as of August 29, 2003, by and among AMI, Gentek Holdings, Inc., Gentek Building Products, Inc., Gentek Building Products Limited, The Sherwin-Willliams Claims Trust, Genstar Capital Corporation, Ontario Teachers’ Pension Plan Board and other stockholders listed therein.
10	.23*	Stockholders Agreement, dated as of March 4, 2004, by and among AMH, Holdings, the Harvest Funds and certain stockholders of AMH named therein.
12	.1†	Statement of Computation of Ratio of Earnings to Fixed Charges.
21	.1*	Subsidiaries of the AMH.
23	.1†	Consent of Ernst & Young LLP.
23	.2†	Consent of PricewaterhouseCoopers LLP.
23	.3†	Consent of White & Case LLP (included in Exhibit 5.1).
24	.1*	Power of Attorney (included on signature page to Registration Statement).
25	.1†	Statement of Eligibility of Trustee.
99	.1†	Form of Letter of Transmittal.
99	.2*	Form of Notice of Guaranteed Delivery.
99	.3*	Consent of Pure Strategy.

*	Previously filed.

† Filed herewith.